UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number 1-14522

Open Joint Stock Company “Vimpel-Communications”

(Translation of registrant’s name into English)

10 Ulitsa 8-Marta, Building 14, Moscow, Russian Federation 127083

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F  [    ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):             .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             .

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [    ]    No  [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”
(Registrant)

Date: April 21, 2008	By:	/s/ Alexander V. Izosimov
	Name:	Alexander V. Izosimov
	Title:	Chief Executive Officer and General Director

On April 17, 2008, Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) announced, and submitted a press release containing such announcement in a separate Form 6-K dated April 17, 2008, its intention to raise, subject to market and other conditions, debt financing by the issuance of notes in the international bond markets. The terms of the notes, including aggregate principal amount, interest rate and maturity date, have yet to be determined. The Company intends to use the net proceeds from the issuance in part to refinance its existing bridge facility entered into in connection with its acquisition of Golden Telecom, Inc. The offering of notes is currently anticipated to close during the second quarter of 2008.

In connection with the proposed offering of notes, VimpelCom disclosed to prospective purchasers of the notes information that has not been previously publicly reported. VimpelCom has elected to provide such information, together with some information that has been previously publicly disclosed, in this Form 6-K.

Nothing herein shall constitute an offer to sell or the solicitation of an offer to buy the notes, nor shall there be any sale of the notes in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. The notes will be offered (i) to persons that are both qualified institutional buyers within the meaning of Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and qualified purchasers within the meaning of the Investment Company Act of 1940, as amended, in reliance on Rule 144A under the Securities Act and (ii) outside the United States in reliance on Regulation S under the Securities Act. The notes will not be registered under the Securities Act. Unless and until so registered, the notes may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.

This communication is directed solely at persons who (i) are outside the United Kingdom or (ii) are investment professionals within the meaning of article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”) or (iii) are persons falling within article 49(2)(a) to (e) of the Financial Promotion Order or (iv) is a person to whom such communication may otherwise lawfully be made in accordance with the Financial Services and Markets Act 2000 and the Financial Promotion Order (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This Form 6-K contains “forward-looking statements,” as this phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. Forward-looking statements are not historical facts and can often be identified by the use of terms like “estimates,” “projects,” “anticipates,” “expects,” “intends,” “believes,” “will,” “may,” “should” or the negative of these terms. All forward-looking statements, including discussions of strategy, plans, objectives, goals and future events or performance, involve risks and uncertainties. Examples of forward-looking statements include:

•	our plans to develop and provide integrated telecommunications services to our customers, increase fixed and mobile telephone use and expand our operations in Russia and the CIS;

•	our ability to execute our business strategy successfully and achieve the expected benefits from our existing and future acquisitions;

•	our ability to successfully integrate the operations, systems and policies of Golden Telecom with our own;

•	our ability to successfully challenge claims brought against KaR-Tel;

•	our expectations as to pricing for our products and services in the future, improving the total average monthly service revenues per subscriber and our future operating results;

•	our strategy to generate sufficient net cash flow in order to meet our debt service obligations;

•	our expectation that we may need to increase our debt financing amounts to acquire companies or assets or to accommodate for changes in revenue;

•	our ability to meet license requirements and to obtain and maintain licenses and regulatory approvals;

•	our expectations regarding our brand name recognition and our ability to successfully promote our brand;

•	our ability to obtain, maintain, renew or extend frequency allocations and to make payments for existing frequency allocations and future frequency channels;

•	our ability to obtain and maintain interconnect agreements;

•	our ability to enter into strategic partnerships and joint ventures to develop our business and expand our operations beyond the CIS; and

•	other statements regarding matters that are not historical facts.

While these statements are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this Form 6-K include:

•	risks relating to changes in political, economic and social conditions in Russia and the CIS;

•

risks relating to legislation, regulation and taxation in Russia and the CIS, including laws, regulations, decrees and decisions governing each of the telecommunications industries in the countries where we operate, currency and exchange controls relating to entities in Russia and other countries where we operate and taxation legislation relating to entities in Russia and other countries where we operate, and their official interpretation by governmental and other regulatory bodies and by the courts of Russia and the CIS;

•	risks that various courts or regulatory agencies in which we are involved in legal challenges or appeals may not find in our favor;

•

risks relating to our company, including demand for and market acceptance of our products and services, regulatory uncertainty regarding our licenses, frequency allocations and numbering capacity, constraints on our spectrum capacity, availability of line capacity and competitive product and pricing pressures;

•	risks associated with discrepancies in subscriber numbers and penetration rates caused by differences in the churn policies of mobile operators; and

•	other risks and uncertainties.

These factors and the other risk factors described in this Form 6-K (in the section entitled “Risk Factors” beginning on page 24) are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. Under no circumstances should the inclusion of such forward looking statements in this Form 6-K be regarded as a representation or warranty by us with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. The forward-looking statements included in this Form 6-K are made only as of the date of this Form 6-K and we cannot assure you that projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise.

EXPLANATORY NOTE

On February 28, 2008, we completed our acquisition of 100.0% of the outstanding shares of Golden Telecom, Inc. As we did not consolidate Golden Telecom into our U.S. GAAP financial statements until the effective acquisition date, the historical financial and operating data of VimpelCom set forth in this Form 6-K do not reflect Golden Telecom’s results, unless otherwise indicated. References in this Form 6-K to “our company,” “we” and “our” and similar pronouns are references to Open Joint Stock Company “Vimpel-Communications,” an open joint stock company organized under the laws of the Russian Federation, and its consolidated subsidiaries, including Golden Telecom, except with respect to the presentation of historical financial and operating data in this Form 6-K and unless the context otherwise requires. References in this Form 6-K to “VimpelCom” are references to Open Joint Stock Company “Vimpel-Communications” and its consolidated subsidiaries, excluding Golden Telecom, with respect to the presentation of financial and operating data for periods prior to the completion of the Golden Telecom acquisition, unless the context otherwise requires. References in this Form 6-K to “Golden Telecom” are to Golden Telecom, Inc. and its consolidated subsidiaries with respect to the presentation of financial and operating data, unless the context otherwise requires.

This Form 6-K includes (i) audited consolidated financial statements of VimpelCom as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005, and (ii) audited consolidated financial statements of Golden Telecom as of December 31, 2007 and 2006 and for the years ended December 31, 2007, 2006 and 2005. The audited consolidated financial statements of both VimpelCom and Golden Telecom have been prepared in accordance with United States generally accepted accounting principles, or U.S. GAAP.

This Form 6-K also contains unaudited pro forma condensed combined financial statements for the year ended December 31, 2007, which give effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transaction. These unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are not necessarily indicative of the results of operations or the financial position of our company that would have actually resulted had the GTI Acquisition occurred on the dates indicated. Further, these unaudited pro forma condensed combined financial statements are not intended to be indicative of the results of operations or financial position that we may achieve in the future. This unaudited pro forma condensed combined financial statements should be read in conjunction with, and are qualified in their entirety by reference to, the audited consolidated financial statements and related notes of each of VimpelCom and Golden Telecom included elsewhere in this Form 6-K and the information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

In addition, the discussion of our business and the telecommunications industry contains references to numerous technical and industry terms. Specifically:

•	References to our operations in the “Moscow license area” are to our operations in the City of Moscow and the Moscow region.

•

References to our operations in “the regions,” “the regions outside of Moscow” and “the regions outside of the Moscow license area” are to our operations in the regions of the Russian Federation outside of the City of Moscow and the Moscow region.

•

References to our operations in the “CIS” are to our operations in the Commonwealth of Independent States outside of the Russian Federation where we provide services, unless the context otherwise requires.

•	References to the “super-regions” are to Russia’s seven large geographical regions and the Moscow license area.

•

References to “GSM-900/1800” are to dual band networks that provide mobile telephone services using the Global System for Mobile Communications standard in the 900 MHz and 1800 MHz frequency ranges. References to “GSM-1800” are to networks that provide mobile telephone services using GSMin the 1800 MHz frequency range. References to “GSM-900” are to networks that provide mobile telephone services using GSM in the 900MHz frequency range. References to “GSM” are to both the GSM-900 and GSM-1800 standards.

•	References to “3G” technologies are to third generation mobile technologies, including UMTS.

•	References to “mobile services” are to our wireless voice and data transmission services but excluding WiFi.

•

References to “mobile subscribers” are to active subscribers of our mobile telecommunications services. A subscriber is considered “active” if the subscriber’s activity resulted in income to VimpelCom during the most recent three months and if the subscriber remained in the mobile subscriber base at the end of the reported period. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing short messaging service, or SMS, and MMS and data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. We calculate MOU and ARPU on the basis of subscriber data using the “active subscriber” definition. Previously, we reported mobile subscriber data on the basis of registered mobile subscribers. A registered mobile subscriber is an authorized user of mobile services, using one SIM card (GSM/3G) with one or several selective numbers. We continue to refer to registered mobile subscribers with respect to market share and churn data.

•	References to “Russian rubles” are to the lawful currency of the Russian Federation.

•	References to “US$” or “$” or “USD” or “U.S. dollars” are to the lawful currency of the United States of America.

•

References to the “Acquisition Facility” are to the US$3,500.0 million facility agreement we entered into on February 8, 2008, with ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners and Citibank International plc as agent.

•	References to the “Bridge Facility” are to the US$1,500.0 million 12-month bridge facility, maturing on February 8, 2009, borrowed under the Acquisition Facility.

•

References to the “GTI Acquisition” are to our acquisition, by tender offer and subsequent merger, of 100.0% of the shares of Golden Telecom pursuant to a definitive merger agreement, dated December 21, 2007, between Golden Telecom and two of our wholly-owned subsidiaries.

•

References to the “GTI Financing Transactions” are to the borrowings under the Acquisition Facility, the loan (assuming a 10-year maturity, 9.0% annual interest rate and US$1,500.0 aggregate principal amount) funded by the proceeds from the issuance of the notes (the “Loan”), the debt issuance costs of US$13.0 million related to the offer of the notes the repayment in full of the Bridge Facility with the proceeds of the Loan and the payment of US$11.0 million in fees for borrowing under the Bridge Facility. The conditions of the Loan, including assumption of interest rate, maturity and amount of financing to be raised are preliminary and subject to changes after finalization of the Loan.

•

References to the “Other Financing Transactions” are to the granting of a US$350.0 million loan to Crowell Investments Limited on February 13, 2008, the repayment of US$47.2 million on a syndicated loan on February 28, 2008 and the borrowing of the Russian ruble equivalent of US$200.0 million under a loan from Sberbank on February 29, 2008.

•	References to the “Syndicated Facility” are to the US$2,000.0 million syndicated three-year term loan facility, maturing on February 8, 2011, borrowed under the Acquisition Facility.

•

References to the financial statements of Golden Telecom are references to the audited consolidated financial statements of Golden Telecom, Inc. and the notes thereto included in the Form 10-K filed by Golden Telecom, Inc. on March 17, 2008.

Certain amounts and percentages that appear in this Form 6-K have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

RISK FACTORS

The risk factors below are associated with our Company. You should carefully consider all of the information set forth below and in VimpelCom’s Annual Reports on Form 20-F. You should also carefully consider risk factors in the Company’s Reports on Forms 6-K submitted with the SEC, and other filings made by the Company with the SEC. If any of these risks actually occur, VimpelCom’s business, financial condition or results of operations could be harmed.

The risks and uncertainties below and in the Company’s other public filings and submissions with the SEC are not the only ones VimpelCom faces, but represent the risks that VimpelCom believes are material. However, there may be additional risks that VimpelCom currently considers not to be material or of which VimpelCom is not currently aware and these risks could have the effects set forth above.

Risks Related to Our Business

Telenor and Alfa Group each beneficially owns a significant portion of our equity, which allows each of them to block shareholder decisions requiring a 75.0% vote, and their nominees to our board of directors can block board decisions requiring a supermajority vote.

Two of our beneficial shareholders, Telenor East Invest AS, or Telenor, and Eco Telecom Limited, part of the Alfa Group of companies, or the Alfa Group, each beneficially owns enough voting stock to block shareholder decisions that require at least a 75.0% majority vote. Telenor has recently reported that it beneficially owned 29.9% of our voting capital stock and Alfa Group recently reported that it beneficially owned 44.0% of our voting capital stock. There is a risk that either of them could use its greater than 25.0% beneficial ownership of our voting capital stock to block certain shareholder decisions in a manner that may not be in our best interest or in the best interest of our minority shareholders or other security holders, including holders of the Notes. For more information regarding each of Telenor’s and Alfa Group’s beneficial ownership of our shares, see the section of this Form 6-K entitled “Major Shareholders.”

Furthermore, each of Telenor and Alfa Group has sufficient votes to elect at least three candidates to our board of directors. Several important decisions of our board may require the approval of at least eight out of nine directors, including: the approval of the business priorities and strategic orientations of our company; acquisitions or sales of shareholdings in other companies; approval and amendment of the annual budget and business plan (and approving any agreements beyond the limits of the approved budget and business plan); approval, amendment or termination of internal documents of our company (except those requiring shareholder approval); and appointment, dismissal and early termination of the authority of the general director. Therefore, there is a risk that Telenor’s and Alfa Group’s respective nominees to our board of directors could use their positions to block certain board decisions requiring an eight out of nine vote of the board in a manner that may not be in our best interest or the best interest of our minority shareholders or other security holders, including holders of the Notes. For more information regarding our board of directors and each of Telenor’s and Alfa Group’s right to nominate directors, see the section of this Form 6-K entitled “Management.”

We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders.

The agreements currently in place among Telenor, Alfa Group and our company include a non-compete provision, but it is limited to Russia and does not extend to the CIS or any other country. In 2003, after receiving a waiver of this non-compete provision from our board (which waiver was approved by our three independent, disinterested directors as such terms are defined under Russian law), Alfa Group acquired a stake in Open Joint Stock Company “MegaFon,” or MegaFon, one of our main competitors. At the time, Alfa Group confirmed that following its acquisition of a stake in MegaFon, our company continues to be its primary investment vehicle in the Russian telecommunications industry. If Alfa Group’s investment focus shifts in favor of MegaFon, our company may be deprived of the important benefits and resources that it derives from Alfa Group’s current telecommunications investment policy. Additionally, a shift in Alfa Group’s focus in favor of MegaFon may hinder our activities and operations and may prevent our further expansion.

Telenor and/or Alfa Group may have different strategies in pursuing development in the CIS or other regions outside of the CIS than we do. The directors affiliated with Telenor and Alfa Group, respectively, have the ability to block decisions affecting our ability to expand our operations to the extent board approval is required. If shareholder approval is required, either or both of our strategic shareholders may have the ability to block decisions affecting our ability to expand our operations at the relevant shareholders meeting. For example, when our company tried to pursue expansion into Ukraine through the acquisition of CJSC “Ukrainian RadioSystems,” or URS, our board failed to approve such expansion or acquisition by the requisite approval of eight out of nine members of the board on several occasions. The three Telenor nominated directors on our board at the time who were also officers of Telenor or its affiliates, referred to herein as the Telenor Nominees, voted against the approval of the proposed acquisition on each occasion, whereas the three Alfa Group nominees on our board at the time who were also officers or directors of Alfa Group entities, referred to herein as the Alfa Group Nominees, voted in favor of the proposed acquisition on each occasion. An affiliate of Telenor and a member of the Alfa Group of companies reportedly owned at the time 56.5% and 43.5%, respectively, of Joint Stock Company “Kyivstar GSM,” or Kyivstar, a mobile operator in Ukraine. Our acquisition of URS was ultimately approved as an interested party transaction by our shareholders at the extraordinary shareholders meeting held on September 14, 2005, which we refer to herein as the September 2005 EGM. In January 2006, Telenor filed three lawsuits in Russia challenging our acquisition of URS. The Russian courts dismissed each of these lawsuits at every instance at which they were heard. For more information regarding the Telenor challenges to the URS acquisition and the risks associated therewith, please see the risk factor below entitled “— Risks Related to Our Business—Our acquisition of URS was challenged by Telenor and may be further challenged by Telenor or other parties in the future.” We cannot assure you that we, Telenor and Alfa Group may not wish to pursue different strategies, including in countries where one or both of our strategic shareholders have a presence and that our strategic shareholders will not take steps to block or challenge decisions affecting our ability to expand our operations in the future. On April 15, 2008, we received a copy of a purported claim addressed to the Arbitration Court of Khanty-Mansiisky Autonomous Okrug in Russia from Farimex Products, Inc., the purported holder of 25,000 of our ADSs. The named defendants under the claim are Eco Telecom Limited, Altimo Holdings & Investments Ltd., Avenue Limited, Janow Properties Limited, Santel Limited, Telenor East Invest AS and OJSC CT-Mobile. Both our company and several of our current and former directors, namely, Messrs. Mikhail Fridman, Arve Johansen, Alexey Reznikovich, Fridtjof Rusten and Henrik Torgersen, are named as third parties to the case. Under Russian law, a person named as a third party to a claim is generally a person potentially interested in the case who can participate in the proceedings if he so chooses. A third party is not a defendant in the claim and judgments cannot be entered against a person solely due to the fact that the person was named as a third party. The claimant is seeking reimbursement from the defendants to our company of approximately US$3.8 billion in alleged damages caused to our company by the actions of the defendants with regard to our entrance into the Ukrainian telecommunications market. Among other things, the claimant alleges that Alfa Group and Telenor prevented our company from acquiring Kyivstar and that Telenor, acting through the directors on our board nominated by Telenor, caused a delay in our acquisition of URS, which caused us damages. We have not been informed if the claim was filed with the court and if any hearing date has been scheduled. In addition, the claimant is purportedly seeking to arrest the shares in our company owned by Eco Telecom and Telenor to secure the claim. At this very early stage, we do not know what, if any, actions we will take or will be required to take regarding this claim and we cannot predict what, if any, impact this claim may have on our strategic shareholders, named board members or our company.

Furthermore, Telenor and Alfa Group may have different strategies from one another. According to public reports, Telenor and Alfa Group have been involved in various disputes and litigations regarding their ownership of and control over Kyivstar. In addition, according to public reports, Alfa Group has commenced an arbitration in Geneva against Telenor claiming damages for breach of the shareholders agreement between Alfa Group and Telenor relating to VimpelCom in connection with alleged delays in the completion of the URS acquisition. Telenor has also filed a claim in the U.S. federal court against several companies within the Alfa Group alleging violations of U.S. securities laws in connection with certain purchases of our securities. We are not a party to this arbitration or court proceeding. If and to the extent that our strategic shareholders have different expansion strategies, as is apparently the case in Ukraine, and continue to engage in disputes and litigations in connection therewith or with other matters, it could lead to a further deterioration in their relationship which could have a material adverse effect on our business, financial condition and prospects.

A disposition by one or both of our strategic shareholders of their respective stakes in our company or a change in control of our company could harm our business.

Under certain of our debt agreements, an event of default may be deemed to have occurred and/or we may be required to make a prepayment if Telenor reduces its stake in our company to less than 25.0% or certain parties (generally other than Telenor ASA or its subsidiaries, Alfa Group or its subsidiaries, or reputable international telecommunications operators with at least a minimum specified debt rating) acquire beneficial or legal ownership of or control over more than 50.0% of the shares in our company. The occurrence of any such event of default or failure to make any required prepayment which leads to an event of default, could trigger cross default/cross acceleration provisions under certain of our other debt agreements. In such event, our obligations under one or more of these agreements could become immediately due and payable, which would have a material adverse effect on our business, financial condition and results of operations.

Alfa Group has disclosed that it has pledged all of our common shares, preferred shares and ADSs owned by it as security in connection with bonds issued by its affiliate, Eco Telecom Limited, and has placed these shares in escrow. For more information about these arrangements, please see the section of this Form 6-K entitled “Major Shareholders.” If Telenor or Alfa Group were to dispose of their stakes in VimpelCom, or if Alfa Group’s shares in VimpelCom which are subject to pledge and/or escrow arrangement were to be disposed of, our company may be deprived of the benefits and resources that it derives from Telenor and Alfa Group, respectively, which could have a material adverse effect on our business, financial condition and results of operations.

Our acquisition of URS was challenged by Telenor and may be further challenged by Telenor or other parties in the future.

Both before and after our acquisition of URS, Telenor and the Telenor Nominees objected to the acquisition. Among other things, prior to the September 2005 EGM, Telenor in correspondence to our company raised certain issues related to the proposed acquisition, among these, that the purchase price for the proposed acquisition of URS was inflated and that there was a lack of transparency related to Eco Telecom Limited’s role in the negotiations with the sellers of URS. In addition, prior to the closing of the URS acquisition, Telenor further stated in correspondence to our company that the September 2005 EGM was not validly convened and that our chief executive officer had no authority to complete the acquisition. Telenor also asserted that the acquisition of URS required the prior approval of not less than 80.0% of the board, that our company’s management should not attempt to complete the acquisition prior to receipt of such board approval and that it would use all rights, powers, privileges and remedies to protect and defend itself in relation to the September 2005 EGM and the proposed acquisition of URS. In December 2005, following the URS acquisition, Telenor publicly disclosed a letter that had been sent by the Telenor Nominees to our board chairman on December 12, 2005. In this letter, the Telenor Nominees questioned, among other things, (i) the legality of our management’s decision to complete the URS acquisition, (ii) the legality of the URS acquisition, and (iii) the adequacy of VimpelCom’s disclosure about the URS transaction and VimpelCom’s plans for URS. In January 2006, Telenor filed three lawsuits in Moscow that, among other things, challenged the validity of the September 2005 EGM, the adequacy of corporate approvals for the URS acquisition and the decision to complete the URS acquisition, and sought to unwind the acquisition of URS. We have prevailed in each of these lawsuits at every instance at which they were heard by the Russian courts and these lawsuits are no longer subject to appeal. We cannot assure you, however, that further claims by Telenor or other third parties regarding our acquisition, operation or funding of URS, challenging our ownership interest in URS or other matters will not be made.

It is also possible that third parties may seek monetary damages from us or challenge our ownership interest in URS in connection with their claims against the parties that sold URS to our company. In early 2006 and May 2007, both URS and several of the Cyprus entities that we acquired in the URS transaction that are now our subsidiaries and which directly hold shares in URS received inquiries and document requests from local police authorities. Based on the limited information available to us, it appears that these inquiries related to a then ongoing criminal investigation by Ukrainian authorities into a dispute regarding the transfer of interests in URS by former shareholders of URS, which dispute did not involve any acts or failures to act by our company. At this stage, we are not sure of the impact, if any, these inquiries and document requests may have on our company. There can also be no assurance that this investigation or any future claims by Telenor or third parties will not result in the unwinding of the URS acquisition, deprive us of a portion of our ownership interest in URS, or limit or prohibit our operation or funding of URS or result in our having to pay monetary damages. In the event that a decision unfavorable to us in any future lawsuit that Telenor or other parties may file becomes binding, it could have a material adverse effect on our company, its business, its expansion strategy and its financial results, and result in an event of default under our outstanding indebtedness, including the Notes.

The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS.

On April 6, 2006, the Telenor Nominees sent a letter to the chairman of our board. Telenor also filed this letter as an attachment to its Schedule 13D/A filed with the SEC on April 6, 2006. We refer you to Exhibit 15.1 to our Annual Report on Form 20-F for the year ended December 31, 2005, as filed with the SEC, where we attached the full content of the letter.

In this letter, the Telenor Nominees repeated their prior request that an independent investigation be undertaken to investigate and report to the board concerning any conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS. In this letter, the Telenor Nominees presented certain information that they maintain confirms their belief that such investigation is absolutely essential. At the suggestion of one of the Telenor Nominees following our April 7, 2006 board meeting, outside counsel for Telenor was contacted to provide our company with any information that outside counsel or its clients have that would explain, support or would be responsive to certain questions and ambiguities raised by the April 6, 2006 letter. In general, outside counsel for Telenor indicated that it would not provide any new information because it believed that it would be inappropriate to do so in light of the then pending proceedings between Telenor and our company and Telenor and Alfa Group as well as for reasons of attorney/client privilege. Thus, despite due demand therefor, up to the date of this Form 6-K, we still have not received any information from any of the Telenor Nominees or their counsel that explains, supports, or is responsive to the questions and ambiguities raised by the April 6, 2006 letter. Alfa Group has previously publicly denied any financial interest in the sellers of URS, and following the statements made by the Telenor Nominees in their April 6, 2006 letter, we requested and received from the Alfa Group Nominees letters confirming that neither they nor to the best of their knowledge and belief after reasonable inquiry any of their related parties or any member of the Alfa Group of companies had any financial interest in the URS sellers or the URS transaction. However, if it is proven that any Alfa Group Nominees or any other member of the Alfa Group or their affiliates had an undisclosed interest in the URS acquisition, it could harm our company’s reputation, lead to further deterioration of the relationship between our two strategic shareholders, result in further shareholder or third party lawsuits, and/or in, certain situations, call into question the adequacy of our corporate approvals, including in connection with the URS acquisition.

The Telenor Nominees have alleged that our prior disclosure with respect to the URS acquisition and other matters has been inadequate, and the Telenor Nominees voted against approval of our Annual Report on Form 20-F for each of the years ended December 31, 2005 and 2006 and our U.S. GAAP financial statements for 2005 and 2006.

In the April 6, 2006 letter, the Telenor Nominees repeated their prior claims that our disclosure with respect to the URS acquisition was inadequate and their request that we make public various information and documentation previously requested by the Telenor Nominees in their December 12, 2005 letter to the chairman of our board. Telenor attached a copy of this letter to its Schedule 13D/A that it filed with the SEC on December 12, 2005. At the December 14, 2005 meeting of our board, our chief executive officer replied orally to the questions posed by the Telenor Nominees in their December 12, 2005 letter. Among other things, our chief executive officer stated that our company believed that the URS acquisition (including the price paid) was consummated in accordance with the September 2005 EGM approval, applicable law and our charter; stated that management conducted standard legal and accounting due diligence in connection with the URS acquisition and was not aware that any entity connected with the Alfa Group received any proceeds from the acquisition; and stated that our company paid customary fees for its investment banking, legal and accounting advisors in connection with the URS acquisition. In addition, the Telenor Nominees have been informed by the chairman of our board that all directors, including them, have access to all information on the URS transaction in our possession subject to the execution of a confidentiality letter consistent with directors’ duty of confidentiality.

Although our U.S. GAAP financial statements for 2007 were unanimously approved by our board, the Telenor Nominees voted against approval of our U.S. GAAP financial statements for 2005 and 2006. Our U.S. GAAP financial statements for 2005 and 2006, however, were approved by the requisite majority of our board. The Telenor Nominees voted against approval of these financial statements indicating that their vote against approval was due to the lack of a board approved budget, specifically with respect to URS expenditures made during the relevant periods. Although our board unanimously approved our budget for 2008, our board was unable to approve budgets for 2006 and 2007 for our company primarily due to the then continuing disagreement regarding the budget for URS. Under our charter, approval of the budget requires the approval of eight out of nine of our directors. Until the 2008 budget was approved by the board, our company’s management operated VimpelCom and its subsidiaries without an approved budget, which we believe was done in accordance with Russian law and our charter. The Telenor Nominees have indicated that they disagreed with this view and there can be no assurance that Telenor, or any of our other shareholders or other parties will not challenge the actions of management with respect to the operations of our company and/or any of its subsidiaries, including any transactions, during the period when there was no board-approved budget.

In addition, although our Annual Report on Form 20-F for each of the years ended December 31, 2005 and 2006 was approved by the requisite majority of our board, the Telenor Nominees voted against approval of the reports because not all of their requested disclosures were made. We refer you to Exhibit 15.2 to our Annual Report on Form 20-F for the year ended December 31, 2005 and Exhibit 15.4 to our Annual Report on Form 20-F for the year ended December 31, 2006, each as filed with the SEC, where we have attached the Telenor Nominees’ requested disclosures. The disclosures contained in these exhibits should not be considered as having been made by our company. We believe the comments from the Telenor Nominees should be viewed in light of the fact that Telenor was then suing our company. We believe that the Telenor Nominees’ requested disclosures were either redundant and already adequately and properly disclosed or were immaterial and not required to be disclosed. Although we maintain that our prior and current disclosures regarding the URS acquisition have been made in compliance with our relevant disclosure obligations to our board and shareholders, there can be no assurance that the adequacy of our disclosure regarding the URS acquisition, the operation and funding of URS, the operation of our company without a board approved budget in 2006 and 2007, the consequences of any challenges thereto, or any other matters will not be successfully challenged by our current or former shareholders, or government regulators or others. Further developments in respect of any or all of the matters discussed in this or the preceding risk factors may ultimately have a material adverse effect on our company, its prospects, its expansion strategy and reputation and result in a default under our existing indebtedness, including the Notes.

The benefits of our business strategy may not materialize if we are unable to successfully integrate Golden Telecom and develop our combined business and if the assumptions underlying our strategy prove to be incorrect.

With the acquisition of Golden Telecom, our corporate strategy now focuses on providing integrated telecommunications services in addition to our core mobile consumer business. To execute our strategy, our management will be required to devote a significant amount of time and resources to the process of integrating the operations of Golden Telecom with VimpelCom’s operations, which will decrease the time management has to manage the combined company’s business, service existing clients, attract new clients, develop new services or strategies and respond to increasing forms of competition. The integration process will require significant input from Golden Telecom’s management. All of the risks associated with the integration process and execution of our strategy could be exacerbated by the fact that Golden Telecom offers services that VimpelCom has little or no experience providing. Additionally, VimpelCom will depend to a significant extent upon the performance and contributions of Golden Telecom’s senior management. We cannot assure you that we will be able to retain Golden Telecom’s senior management. Our inability to integrate successfully could have a material adverse effect on our company’s business, financial condition and results of operations.

In addition, our new corporate strategy is based on certain beliefs and assumptions, among others, that the mobile and fixed-line assets of VimpelCom and Golden Telecom are complementary, that consumer Internet penetration in our markets is set to grow significantly and that the combination of each company’s respective telecommunications assets will enable us to develop and deliver bundled telecommunications products and take advantage of cross-selling opportunities to grow our mobile and fixed-line subscriber bases. If any of our beliefs or assumptions prove to be incorrect or if we are unable to effectively execute our strategy, the return on our substantial investment in Golden Telecom may not materialize and our business, financial condition and results of operations would be materially adversely affected.

We may have material weaknesses in our internal controls over financial reporting in the future.

As a result of Golden Telecom management’s evaluation of Golden Telecom’s internal controls over financial reporting as of December 31, 2007, Golden Telecom’s management identified five material weaknesses based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO Criteria, and concluded that internal controls over financial reporting for Golden Telecom as of December 31, 2007 were ineffective. Internal controls over financial reporting are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A material weakness is defined as a deficiency, or a combination of deficiencies, in internal controls over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weaknesses identified by Golden Telecom are summarized below:

•	ineffective controls over accounting for certain revenues and billing processes at Corbina and its subsidiaries, which Golden Telecom acquired on May 28, 2007;

•	ineffective controls over the financial statement close process at Corbina;

•	lack of controls over construction in process and fixed asset management at Corbina;

•	insufficient U.S. GAAP qualified accounting and finance personnel in respect of the preparation of financial statements on a U.S. GAAP basis at Corbina; and

•	material weakness in controls over the accounting for stock based compensation.

Golden Telecom’s management has adopted remediation plans to address the identified material weaknesses, but there can be no assurance that these plans will be effective.

VimpelCom’s management did not identify any material weaknesses in VimpelCom’s internal controls over financial reporting for the year ended December 31, 2007; however, VimpelCom’s management identified a number of significant deficiencies in its internal controls based on COSO Criteria. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal controls over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of a company’s financial reporting. The significant deficiencies identified by VimpelCom’s management relate to Armentel’s lack of control over its information technology processes and VimpelCom’s insufficient deferred tax calculation process.

Following our acquisition of Golden Telecom in February 2008, the effectiveness of Golden Telecom’s internal controls over financial reporting will affect the effectiveness of our internal controls over financial reporting. We are working closely with Golden Telecom’s management to remediate the material weaknesses identified by Golden Telecom’s management and to integrate Golden Telecom’s accounting system with our own. We are also working to improve our internal systems and internal controls to ensure proper financial reporting. As a result, we may experience difficulties in implementing new or improved internal controls over financial reporting. The existence of a material weakness or significant deficiencies could result in errors in the financial statements that could result in a restatement of financial statements or cause us to miss our reporting deadlines. The existence of one or more material weaknesses or significant deficiencies in our internal controls over financial reporting in any period would preclude a conclusion that we maintain effective internal controls over financial reporting and such material weaknesses may result in inaccuracies in our financial reporting or make our financial reports less reliable.

We have experienced substantial growth and development in a relatively short period of time.

Over the course of the last three fiscal years, we have acquired companies in Armenia, Georgia, Uzbekistan, Tajikistan and Ukraine as well as in several regions of Russia. Most recently, we acquired Golden Telecom, thereby entering the fixed-line voice, data and broadband markets in Russia and certain other countries of the CIS. Management of this growth has required significant managerial and operational resources and is likely to continue to do so. If we are unable to successfully manage our growth and efficiently integrate our acquisitions, our further expansion and development could be hampered and our business, financial condition and results of operations could suffer.

We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.

We have been subject to substantial claims by the Russian tax inspectorate with respect to other tax years for which we have been audited in the past. These claims have resulted in additional payments, including fines and penalties, by our company to the tax authorities. We have challenged and are currently challenging certain claims by the Russian tax inspectorate in court. Most recently, in 2006, we received a final decision from the Russian tax inspectorate with respect to the audit of our 2003 and 2004 Russian tax filings stating that we owed an additional 1,804.0 million Russian rubles in taxes, fines and penalties (which is approximately US$73.5 million at the exchange rate as of December 31, 2007). As of December 31, 2007, we have successfully challenged 733.0 million Russian rubles (or approximately US$29.9 million at the exchange rate as of December 31, 2007) of this amount and continue to challenge the final decision with respect to 879.3 million Russian rubles (or approximately US$35.8 million at the exchange rate as of December 31, 2007) in taxes, fines and penalties. For more information regarding this and other prior tax claims and their effects on our financial statements, see the sections of this Form 6-K entitled “Our Company—Legal Proceedings” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Note 18 to our consolidated financial statements included elsewhere in this Form 6-K and Note 14 to Golden Telecom’s consolidated financial statements. Tax audits both in Russia and in other countries in which we operate are conducted regularly. The Russian tax inspectorate is currently auditing our 2005 and 2006 Russian tax filings. In addition, for more information concerning tax risks faced by us, see the risk factor in this section entitled “—Risks Related to the Legal and Regulatory Environment in Russia and the CIS—Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.”

There can be no assurance that we will prevail at any stage of our litigation with the tax inspectorate. In addition, there can be no assurance that the tax authorities will not claim on the basis of the same asserted tax principles they have claimed against us for prior tax years or different tax principles that additional taxes are owed by our company for prior or future tax years or that the Ministry of Internal Affairs will not decide to initiate a criminal investigation in connection with claims for prior tax years. The adverse resolution of these or other tax matters that may arise could have a material adverse effect on our business, financial condition and results of operations.

Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.

Our competitors, including MTS, MegaFon, GSM Kazakhstan and others, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.

One of our national competitors is MegaFon. MegaFon is the only mobile service provider to hold licenses to provide GSM-900/1800 cellular communications service in all of the regions of the Russian Federation. In addition, MegaFon has instituted unified intra-network roaming tariffs within its group of companies and may introduce unified tariffs in each of the regions in which it operates. These factors may give MegaFon a competitive advantage over us, restrict our ability to expand into all of the regions of Russia and diminish the competitive advantage we hope to enjoy from our single, integrated national network. According to independent estimates, MegaFon’s nationwide market share of subscribers was approximately 20.5% as of December 31, 2007.

MegaFon has publicly reported that it is owned by Open Joint Stock Company “Telecominvest” (31.3%), Sonera Holding B.V. (26.0%), Limited Liability Company “CT-Mobile” (25.1%), Telia International AB (6.37%), Telia International Management AB (1.73%), IPOC International Growth Fund Limited (8.0%) and Limited Liability Company “Contact-C” (1.5%). It has been reported that Open Joint Stock Company “Telecominvest” is, in turn, owned 59.0% by FNH, S.A., which has been linked in the press to IPOC International Growth Fund Limited, 26.0% by TeliaSonera and 15.0% by Open Joint Stock Company “North West Telecom,” a subsidiary of Svyazinvest (which is effectively controlled by the Russian Government). Alfa Group acquired Limited Liability Company “CT Mobile” in 2003. According to press reports, the acquisition by Alfa Group was disputed by some of MegaFon’s shareholders. Press reports have noted that in the past MegaFon received preferential treatment in regulatory matters and have pointed to the previous involvement of some government officials in entities related to MegaFon as potential reasons for such treatment. Furthermore, previous press reports have noted that our difficulties in obtaining frequencies in the Far East super-region may be similarly related. For more information concerning the difficulties we have faced in obtaining Far East frequencies and related litigation, please see the risk factor in this section entitled “—Risks Related to Our Business—We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.” If MegaFon receives favorable treatment from government officials in the future or if our company is singled out for unfavorable treatment by government officials as a result of disputes between third parties, our business could be adversely affected.

Furthermore, our competitors have established and will continue to establish relationships with each other and with third parties. Current or future relationships among our competitors and third parties may restrict our access to critical systems and resources. New competitors or alliances among competitors could rapidly acquire significant market share. We cannot assure you that we will be able to forge similar relationships or successfully compete against them.

Increased competition and a more diverse subscriber base could impact the average monthly service revenues per subscriber, which may have a material adverse effect on our results of operations.

Although our total average monthly service revenues per subscriber, or ARPU, increased from US$9.7 as of December 31, 2006 to US$12.1 as of December 31, 2007, we cannot assure you that our ARPU will continue to grow at the same rate or will not decline. As subscriber growth rates slow, we are increasingly reliant on revenue growth for our operations to continue to expand. Our business strategy contemplates such growth and we are expending significant resources to increase our revenues, particularly by marketing new products and value added services to both our existing subscribers and new corporate and business subscribers. If we are unsuccessful in our marketing campaigns or the services we introduce are not well received by consumers, we will not generate the revenue anticipated and our ARPU may decline, which may materially adversely affect our business, financial condition and results of operations.

In addition, as the subscriber penetration rates increase and the markets in which we operate mature, mobile services providers, including our company, may be forced to utilize more aggressive marketing schemes to retain existing subscribers and attract new ones. If this were to occur, our company may choose to adopt lower tariffs, offer handset subsidies or increase dealer commissions, any or all of which could materially adversely affect our business, financial condition and results of operations.

If we are unable to maintain our favorable brand image, we may be unable to attract new subscribers and retain existing subscribers, leading to loss of market share and revenues.

We have expended significant time and resources building our “Beeline” brand image. Our ability to attract new subscribers and retain existing subscribers depends in part on our ability to maintain what we believe to be our favorable brand image. Negative rumors or various claims by Russian or foreign governmental authorities, individual subscribers and third parties against our company could materially adversely affect this brand image. In addition, consumer preferences change and our failure to anticipate, identify or react to these changes by providing attractive services at competitive prices could negatively affect our market share. We cannot assure you that we will continue to maintain a favorable brand image in the future. Any loss of market share resulting from any or all of these factors could negatively affect our business, financial condition and results of operations.

If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our business or otherwise compete effectively in the telecommunications industry, which could have a material adverse effect on our business.

To successfully manage our business, we depend in large part upon our ability to attract, train, retain and motivate highly skilled employees and management. There is significant competition for such employees and such competition has resulted in increased salary, bonus and stock-based compensation expenses. In the future, it may be increasingly difficult for us to hire qualified personnel and competition for employees could result in further increases in salary and bonus expenses and expenses relating to stock based-compensation awards. Further, we may lose some of our most talented personnel to our competitors. If we cannot attract, train, retain and motivate qualified personnel, then we may be unable to successfully manage our business or otherwise compete effectively in the telecommunications industry, which could have a material adverse effect on our business, financial condition, results of operations and business prospects.

The public switched telephone networks have reached capacity limits and need modernization, which may inconvenience our subscribers and will require us to make additional capital expenditures.

Due to the growth in fixed and mobile telephone use and developments in types of telecommunication services, long distance and local lines have, from time to time, become overtaxed and caused incoming and outgoing calls to have lower completion rates. Additional investment is required to increase line capacity. In addition, continued growth in local, long-distance and international traffic, including that generated by our subscribers, and development in the types of services provided may require substantial investment in public switched telephone networks. Although the operators of public switched telephone networks are normally responsible for these investments, their weak financial condition may prevent them from making these investments. Since we are financially strong relative to these public network operators, we may be compelled to make investments on their behalf, placing an additional burden on our financial resources. Additionally, assuming we do make investments, we may not own the assets resulting from such investments. While we cannot estimate the financial and operating burdens associated with such investments, they may be substantial and may have a material adverse effect on our business, and financial condition and results of operations.

Substantial leverage and debt service obligations may materially adversely affect our cash flow.

We have substantial amounts of outstanding indebtedness. As of December 31, 2007, the aggregate principal on our total outstanding indebtedness was approximately US$2,766.6 million on an actual basis, and US$6,673.5 million on a pro forma basis after giving effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions. For more information regarding our outstanding indebtedness, see the sections of this Form 6-K entitled “Management’s Discussion and Analysis—Liquidity and Capital Resources—Financing activities” and “Unaudited Pro Forma Condensed Combined Financial Statements.”

Our substantial leverage and the limits imposed by our debt obligations could have significant negative consequences, including limiting our ability to obtain additional financing, constraining our ability to invest in our business and placing us at a possible competitive disadvantage relative to less leveraged competitors which have greater access to capital resources.

We must generate sufficient net cash flow in order to meet our debt service obligations, and we cannot assure you that we will be able to meet such obligations. If we are unable to generate sufficient cash flow or otherwise obtain funds necessary to make required payments, we would be in default under the terms of our indebtedness and the holders of our indebtedness would be able to accelerate the maturity of such indebtedness and could cause defaults under our other indebtedness.

If we do not generate sufficient cash flow from operations in order to meet our debt service obligations, we may have to undertake alternative financing plans to alleviate liquidity constraints, such as refinancing or restructuring our debt, selling assets, reducing or delaying capital expenditures or seeking additional capital. We cannot assure you that any refinancing or additional financing would be available on acceptable terms, or that assets could be sold, or if sold, of the timing of the sales and whether the proceeds realized from those sales would be sufficient to meet our debt service obligations. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance debt on commercially reasonable terms, could materially adversely affect our business, financial condition, results of operations and business prospects.

We may not be able to recover, or realize the value of, the debt investments that we make in our subsidiaries.

We lend funds to, and make further debt investments in, one or more of our subsidiaries under intercompany loan agreements and other types of contractual agreements. Certain of our subsidiaries are also parties to third-party financing arrangements that restrict our ability to recover our investments in these subsidiaries through the repayment of loans or dividends. For more information regarding our subsidiaries’ indebtedness and related payment restrictions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing activities.” The restrictions on our subsidiaries to repay debt may make it difficult for us to meet our debt service obligations, which may adversely affect our business, financial condition, results of operations and business prospects.

Our revenues are often unpredictable and our revenue sources are short-term in nature.

Future revenues from our prepaid mobile subscribers, our primary source of revenues, and our contract mobile subscribers are unpredictable. We do not require our prepaid mobile subscribers to enter into long-term service contracts and cannot be certain that they will continue to use our services in the future. We require our contract mobile subscribers to enter into service contracts; however, many of these service contracts can be cancelled by the subscriber with limited advance notice and without significant penalty. Our churn rate, which is the number of mobile subscribers disconnected from our mobile network within a given period expressed as a percentage of the midpoint of the number of subscribers at the beginning and end of that period, fluctuates significantly and is difficult to predict. Our churn rate was 34.1%, 35.1% and 30.4% in 2007, 2006 and 2005, respectively. The loss of a larger number of subscribers than anticipated could result in a loss of a significant amount of expected revenues. Because we incur costs based on our expectations of future revenues, our failure to accurately predict revenues could adversely affect our business, financial condition, results of operations and business prospects.

Covenants in our debt agreements restrict our ability to borrow and invest, which could impair our ability to expand or finance our future operations.

The loan agreements and vendor financing agreements under which we borrow funds (as set forth in further detail in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Financing activities”) contain a number of different covenants that impose on us certain operating and financial restrictions. These restrictions limit the ability of, and in some cases prohibit, among other things, our company and certain of our subsidiaries from incurring additional indebtedness, creating liens on assets, entering into business combinations or engaging in certain activities with companies within our group. A failure to comply with these restrictions would constitute a default under the relevant loan and vendor financing agreements discussed above and could trigger cross payment default/cross acceleration provisions under some or all of these agreements discussed above. In the event of such a default, the debtor’s obligations under one or more of these agreements could, under certain circumstances, become immediately due and payable, which could have a material adverse effect on our business, our liquidity and our shareholders’ equity.

We anticipate that we will need additional capital and we may not be able to raise it.

The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, capital expenditures, our acquisition plans and our ability to continue revenue and ARPU growth. In addition, we are currently actively pursuing further opportunities for expansion. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring other companies or assets or that we will be able to complete any such acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated, we will need to increase the amount of additional debt financing over this period above the amount currently projected. If we incur additional indebtedness, the related risks that we now face could increase. Specifically, we may not be able to generate enough cash to pay the principal, interest and other amounts due under our indebtedness.

Due to a variety of factors, including a significant rise in interest rates in the United States or the European Union or deterioration in the availability of financing, we may not be able to borrow money within the international capital markets on acceptable terms or at all. As a result, we may be unable to make desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy may be negatively affected. This could cause us to delay or abandon anticipated expenditures and investments or otherwise limit operations, which could materially adversely affect our business, financial condition and results of operations.

We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions.

The actual outcome of acquisitions, including, without limitation, our recent acquisition of Golden Telecom and its recent acquisitions of a number of companies, and their effect on our company and the results of our operations may differ materially from our expectations as a result of the following factors, among others:

•

past and future compliance with the terms of the telecommunications license and permissions of the acquired companies, their ability to get additional frequencies and their past and future compliance with applicable laws, rules and regulations (including, without limitation, tax and customs legislation);

•	unexpected or unforeseen liabilities or obligations or greater than expected liabilities incurred prior to or after the acquisition, including tax, customs, indebtedness and other liabilities;

•	the acquired company’s inability to comply with the terms of its debt and other contractual obligations;

•	the acquired company’s ability to obtain or maintain favorable interconnect terms;

•	our inability to extract anticipated synergies or to integrate an acquired business into our group in a timely and cost-effective manner;

•	changes to the incumbent management personnel of our acquired companies or the possible deterioration of relationships with employees and customers as a result of integration;

•	exposure to foreign exchange risks that are difficult or expensive to hedge;

•	the acquired company’s inability to protect its trademarks and intellectual property and to register trademarks and other intellectual property used by such company in the past;

•	developments in competition within each jurisdiction, including the entry of new competitors or an increase in aggressive competitive measures by our competitors;

•	governmental regulation of the relevant industry in each jurisdiction;

•	political economic, social, legal and regulatory developments and uncertainties in each jurisdiction; and

•	claims by third parties challenging our ownership or otherwise.

Our company is actively pursuing a strategy that includes additional expansion. Any future acquisitions or investments could be significant and in any case could involve risks inherent in assessing the value, strengths and weaknesses of such opportunities, particularly if we are unable to conduct thorough due diligence prior to the acquisition. Such acquisitions or investments may divert our resources and management time. We cannot assure you that any acquisition or investment could be made in a timely manner or on terms and conditions acceptable to us.

Claims by the former shareholders of Limited Liability Partnership KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in Kar-Tel.

On January 10, 2005, Limited Liability Partnership KaR-Tel, or KaR-Tel, received an “order to pay” issued by the Savings Deposit Insurance Fund, or the Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). Our company believes that the order to pay is without merit, has filed a petition for cancellation of the order to pay and continues to contest the order. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay or that we will not be subject to protracted litigation with the Fund or others. The adverse resolution of this matter and any other matter that may arise in connection with the order to pay issued by the Fund or any other claims made by the Fund or the former shareholders of KaR-Tel, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness. For more information about our litigation relating to KaR-Tel, please see the section of this Form 6-K entitled “Our Company—Legal Proceedings.”

We may be subject to claims in connection with Sky Mobile.

On February 13, 2008, we advanced to Crowell Investments Limited, or Crowell, a loan in the principal amount of US$350.0 million for a term of 18 months at an interest rate of 10.0%. Crowell owns 50.0% less one share of KaR-Tel’s parent company, Limnotex Developments Limited, or Limnotex, where VimpelCom owns the remaining 50.0% plus one share. To secure its borrowing, Crowell gave us a security interest over 25.0% of the shares of Limnotex. The loan agreement was entered into after Crowell acquired the entire issued share capital of the parent company of LLC Sky Mobile, a mobile operator in Kyrgyzstan. In connection with the loan, Crowell granted our company two call options over the entire issued share capital of SkyMobile’s parent company. In March 2008, KaR-Tel and Sky Mobile entered into a management agreement pursuant to which KaR-Tel will assist in operation and management of Sky Mobile’s mobile network and will assist SkyMobile, on an exclusive basis, with provision of products and services in Kyrgyzstan.

Since November 2006, the Chief Executive Officer and directors of our company have received several letters from MTS and its representatives asserting that Sky Mobile’s business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that we not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take legal action against our company in order to protect MTS’s interest in Bitel and Bitel’s assets, including Bitel’s alleged interests in certain of Sky Mobile’s assets. There can be no assurance that MTS or any other party will not bring an action against our company and KaR-Tel in connection with Sky Mobile or, if so brought, that we will prevail in any such lawsuit. The adverse resolution of any matter that may arise in connection with Sky Mobile could have a material adverse effect on our company, its business, its expansion strategy and its financial results.

Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law or regulations.

We are required to meet certain terms and conditions under our licenses, including meeting certain conditions established by the legislation regulating the communications industry. For more information on our licenses and their related requirements, please see the sections of this Form 6-K entitled “Our Company—Mobile Telecommunications Licenses” and “Our Company—Fixed-line, Data and Long Distance Licenses.”

If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain permits for the operation of our equipment or use of frequencies, or if extensions requested are not granted and/or action is taken against our company or our subsidiaries, our business could be materially adversely affected. Our subsidiary in Kazakhstan has not fully complied with the coverage conditions of its GSM license. Although, this subsidiary has received extensions for compliance in the past, we cannot assure you that this subsidiary will comply with the new conditions on a timely basis or at all or that further extensions will be granted.

If we fail to meet the requirements of our licenses or if we do not comply with the legislative requirements regulating the communications area, we anticipate that we would have an opportunity to cure any non-compliance. However, we cannot assure you that we will receive a grace period, and we cannot assure you that any grace period afforded to us would be sufficient to allow us to cure any remaining non-compliance. In the event that we do not cure any remaining non-compliance, the applicable regulator could decide to suspend or revoke the license. The occurrence of any of these events could materially adversely affect our ability to build out our networks in accordance with our plans and could harm our reputation.

If we fail to fulfill the specific terms of any of our licenses, frequency permissions or other governmental permissions or if we provide services in a manner that violates applicable legislation, government regulators may levy fines, suspend or terminate our licenses, frequency permissions, or other governmental permissions or refuse to renew licenses that are up for renewal. A suspension or termination of any of our licenses or refusal to renew our licenses could materially adversely affect our business, financial condition and results of operations.

Our licenses are granted for specified periods and they may not be extended or replaced upon expiration.

All of our licenses are granted for specified terms, and we can give you no assurance that any license will be renewed upon expiration. Our super-regional GSM licenses in Russia will expire in 2012 and 2013, our territorial GSM licenses in Russia will expire in various years from 2010 to 2012 and our mobile licenses in the CIS will expire in various years from 2009 to 2021. Our 3G license in Russia will expire in 2017. Golden Telecom’s telecommunications licenses expire in various years from 2008 to 2016. If renewed, our licenses may contain additional obligations, including payment obligations, or may cover reduced service areas or scope of service. If our licenses for provision of telecommunications services are not renewed, our business could be materially adversely affected. For more information, please see the section of this Form 6-K entitled “Our Company—Mobile Telecommunications Licenses.”

We face uncertainty regarding payments for frequency allocations under the terms of some of our licenses.

We are required to make payments for frequency allocations under the terms of our licenses. In some cases, these frequency allocation payments have been substantial. Though we have not been charged significant fees for frequency allocations in our license areas since 1998, we cannot assure you that in the future we will not be required to make substantial payments for additional frequency channels that we use or need, which could negatively affect our financial results. The loss or suspension of any of our frequency allocations could affect our ability to provide services and materially adversely affect our business, financial condition and results of operations.

Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.

Our ability to provide telecommunications services depends on our ability to secure and maintain interconnect agreements with owners of fixed-line networks in Russia and the other countries in which we operate. Interconnection is required to complete calls that originate on our respective networks but terminate outside of our respective networks, or that originate from outside our networks and terminate on our respective networks. Golden Telecom’s fixed-line network also depends upon interconnection with other operators to provide international, national and inter-zonal coverage. VimpelCom’s current interconnect agreements with incumbent operators may be terminated annually by the respective operator. Golden Telecom’s interconnect agreements expire in various years between 2008 and 2014. It is possible that in the future our interconnect agreements may not be renewed or not renewed on a timely basis or on commercially reasonable terms.

Further, our ability to interconnect with the public switched telephone network and other local, domestic and international networks, as well as directly with other wireless networks, in a cost-effective manner is critical to the economic viability of our operations. A significant increase in our interconnect costs or a lack of available line capacity for interconnection could have a material adverse effect on our ability to provide services. We anticipate that Russian fixed-line providers will significantly increase their interconnect costs in the near future as the public telephone networks begin to adjust their fee structures in Russia to reflect operating costs, which, in turn, will increase our operating costs. We currently have numbering capacity agreements with a small number of telecommunications providers in Moscow, some of which are affiliated with our main competitor, MTS. Additionally, we are contractually obligated to obtain the consent of certain of these companies to use local Moscow lines from other telecommunications providers.

Some of our competitors control or own stakes in fixed-line operators and may obtain control of fixed-line operators in the future. Our competitors may use their position to impede our ability to interconnect with other networks and our ability to provide services cost-effectively or at all could be hindered. Rostelecom is a competitor of Golden Telecom and we rely on Rostelecom networks to provide certain services to our customers, such as domestic long distance services. There are plans to privatize Svyazinvest, which controls several regional fixed-line operators in Russia and in December 2006 an affiliate of MTS acquired 25.0% plus one share of Svyazinvest. The recent reorganization of the Ukrainian telecommunications sector may have strengthened the position of the monopoly incumbent operator, Ukrtelecom, 93.0% of which is owned by the Ukrainian government. There are plans to privatize Ukrtelecom. In Kazakhstan, the national fixed-line monopolist, KazakhTelecom, is affiliated with our competitors and there can be no assurance that it will not act in a discriminatory manner.

In April 2006, we received a license for long distance and international communications services in Russia. The license is valid for a period of seven years and contains the customary conditions for licenses of this kind, including a start-of-service requirement of September 12, 2008. We expect that our major competitors have also applied for and received or will receive licenses to provide long distance and international communications services. We believe that the issuance of the license for long distance and international communications services will lessen our reliance on third party providers of these services. However, until we receive access codes, we cannot begin to provide long distance and international communications services. Accordingly, we may continue to be required to enter into costly interconnect agreements with long distance and international communications providers, which may place us at a competitive disadvantage and which may materially adversely affect our business, financial condition and results of operations.

We may encounter difficulties in changing our infrastructure and expanding and operating our networks if, among other things, we fail to obtain sufficient and reliable transmission capacity.

Increasing the capacity of our networks and the further expansion and integration of the geographic coverage of our networks in Russia and the CIS are important components of our plan to increase our subscriber base and service capabilities. In the future, we may be required to make significant changes and upgrades to our infrastructure in order to expand our networks, including moving to a completely new infrastructure. If we are required to replace network infrastructure, we may incur substantial costs and experience delays or interruptions in our operations. Any loss of traffic, increased costs, inefficiencies or failures to adapt to new technologies and the associated adjustments to our infrastructure could have a material adverse effect on our business, financial condition and results of operations.

In addition, we may encounter difficulties in building our networks or face other factors beyond our control that could affect the quality of our services, increase the cost of construction or operation of our networks or delay the introduction of services. For example, in accordance with recently introduced amendments to the law “On Communications,” or Communications Law, operators will have to register their communication networks but the procedure for such registration has not been announced. This creates regulatory uncertainty that could hamper development of our networks. As a result, we could experience difficulty in increasing our subscriber base or could fail to meet license requirements, either of which may have a material adverse effect on our business.

Historically, Golden Telecom has leased a substantial portion of its network transmission capacity under agreements that generally have one- to three-year fixed terms. Golden Telecom relies on third parties’ ability to provide data transmission capacity. These third parties themselves, in turn, may be receiving capacity from others. If Golden Telecom’s lease arrangements deteriorate or terminate and it is unable to enter into new arrangements or if the entities from which Golden Telecom leases such capacity are unable to perform their obligations under these arrangements, Golden Telecom’s cost structure, service quality and scope of its network coverage could be adversely affected.

In Russia and Ukraine, Golden Telecom is currently dependent on Svyazinvest and Ukrtelecom, respectively, for the provision of leased lines and/or interconnect circuits. A failure by these operators to provide such leased lines and/or interconnect circuits in accordance with Golden Telecom’s plans or to satisfy the demands of Golden Telecom’s customers on certain routes may result in capacity constraints, which in turn could have an adverse effect on Golden Telecom’s operations. Golden Telecom also currently provides international switched voice, data and IP services in Russia by relying on Rostelecom and other providers to provide leased transmission capacity within Russia. Golden Telecom relies on local operators for last-mile access to end-users. These companies may for business or political reasons resist giving Golden Telecom last-mile access. Any changes in regulation or policies that restrict Golden Telecom from leasing adequate capacity could have a material adverse effect on its business.

The failure of Rostelecom, local operators or any other provider to comply with lease arrangements or Golden Telecom’s inability to obtain other long-term leases on a timely basis or maintain existing leases for fiber optic cable or transmission capacity would prevent Golden Telecom from deploying and operating its network as planned. This could have a material adverse effect on our ability to operate Golden Telecom’s business.

We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services.

In order to commence testing operations in specific cities in our GSM license areas, we have applied for and received minimal frequency assignments in each of the cities in which we have commenced operations. As we build out our operations in our GSM license areas, we submit a frequency application and a site plan to the appropriate bodies for approval. Depending on availability, specific frequencies in specific areas in each of our GSM license areas may be allocated to us. We have in the past been unable to obtain the necessary frequency allocations. For example, our applications for GSM-900 frequencies in five regions within the Urals super-region and eight regions in the Northwest super-region were denied. Further, we were denied a grant of GSM-900, GSM-1800 frequencies in the Far East super-region and E-GSM frequencies throughout all of Russia by Russia’s State Radio Frequency Commission, or the SRFC. Although our company received frequencies in three regions within the Far East super-region through tenders conducted in 2007, our company was denied frequencies for eight other regions within the Far East super-region. The Federal Antimonopoly Service has declared that the terms of these tenders violated Russian antimonopoly law and, together with our company, filed a lawsuit challenging the results of the tenders. This lawsuit and a related lawsuit by a regulatory agency seeking invalidation of the Federal Antimonopoly Service declaration are pending. These proceedings could result in our company losing the frequencies allocated to us pursuant to the tenders, and we cannot provide any assurance that our company will obtain additional frequencies in the Far East super-region. For more information about this litigation, please see the section of this Form 6-K entitled “Our Company—Legal Proceedings.”

If we fail to obtain renewals or extensions of our frequency allocations for our GSM and other networks, our business could be harmed.

Our frequency allocations for most of our mobile license areas expire at the same time as or after the expiration date of our corresponding licenses. We cannot predict whether we will be able to obtain extensions of our frequency allocations and whether extensions will be granted in a timely manner and without any significant additional costs. It is possible that there could be a re-allocation of frequencies upon the expiration of existing permissions or the granting of frequency allocations for the same channels as our frequency allocations, requiring that we coordinate the use of our frequencies with the other license holders and/or experience a loss of quality in our network.

If we fail to obtain renewals or extensions of our frequency allocations for our networks or if other license holders are granted overlapping frequencies, our business could be materially adversely affected. Depending on the growth of our business in our other license areas, the failure to obtain renewal or extension of any other frequency allocations could also materially adversely affect our business.

The frequency allocations for our networks are limited in comparison to the frequencies allocated to mobile service providers in other countries. Our limited frequency allocations could cause us to incur significant additional costs in building out our networks, interfere with our ability to provide mobile services and limit our growth, all of which might harm our business.

Failure to obtain all permits required to use frequencies or operate telecommunications equipment could result in a disruption of our business.

The laws of Russia and the CIS prohibit the operation of telecommunications equipment without a relevant permit from the appropriate regulatory body. It is frequently not possible for us to procure all of the permissions and registrations for each of our base stations, including registration of our title to land plots underlying our base stations and constructions permits, or other aspects of our network before we put the base stations into operation or to amend or maintain all of the permissions when it is necessary to change the location or technical specifications of our base stations. At times, there can be a number of base stations or other communications facilities and other aspects of our networks for which we do not have final permission to operate. This problem may be exacerbated if there are delays in issuing necessary permits as a consequence of the announced reorganization of the telecommunications related regulatory authorities in Russia.

We also regularly receive notices from Rossvyazokhrankultura and CIS regulatory authorities warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. We have closed base stations on several occasions in order to comply with CIS regulations and notices from CIS regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended or revoked. Although we generally take all necessary steps to comply with any license violations within the stated time periods by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses will not be suspended or revoked in the future. If we are found to operate telecommunications equipment without an applicable permit, we could experience a significant disruption in our service or network operation and this would have a material adverse effect on our business, financial condition and results of operations.

It may be more difficult for us to attract new mobile subscribers in the regions of Russia and the CIS than it is for our competitors that established a local presence prior to the time that our company did.

We do not possess a “first mover advantage” in most of the regions of Russia and the CIS. In many cases, we have been the second, third, or fourth mobile operator to enter a particular market. As a result, it may be more difficult for our company to attract new subscribers in the regions of Russia and/or the CIS than it is for our competitors (including MTS and MegaFon and their respective affiliates) that entered markets and established a local presence in some cases years before we did. The mobile markets in the CIS are significant to our company, MTS and MegaFon as the rate of subscriber growth in Russia has significantly slowed as a result of oversaturation. If we are not successful in penetrating markets in the CIS, our business may be materially adversely affected.

We are in competitive industries and we may face greater competition as a result of market and regulatory developments.

The issuance of additional telecommunications licenses or the implementation of new technology in any of the license areas in which we operate could greatly increase competition and threaten our business. For example, in 2007 our competitors, Tele2 and Sky Link, were reported to have been awarded GSM licenses in parts of Russia and the CIS. In addition, a third GSM license was recently issued in Kazakhstan, resulting in increased competition in the Kazakh market. Additional GSM licenses are scheduled to be issued in Ukraine and Armenia in the near future and it has been reported that the government of Armenia is planning to deregulate the fixed line market in Armenia, which will result in increased competition. Competitors that are able to operate telecommunications networks that are more cost effective than ours may have competitive advantages over us, which could harm our business. We may also face competition from other communications technologies. Additionally, Internet protocol telephony may provide competition for us in the future. The increased availability or marketing of these technologies could reduce our subscribers and materially adversely affect our business, financial condition and results of operations.

Providers of traditional fixed-line telephone services and mobile operators that have obtained fixed-line licenses may compete with us as their services improve. The fixed-line market has historically been dominated by Svyazinvest in Russia, Kazakhtelecom in Kazakhstan and Ukrtelecom in Ukraine, all former state monopoly telecommunications services providers. These companies and other established competitors, such as Rostelecom, have significant competitive advantages over our fixed-line operations, including:

•	significant resources and greater market presence and network coverage;

•	brand name recognition, customer loyalty and goodwill;

•	control over domestic transmission lines and over access to these lines by other participants; and

•

close ties to national and local regulatory authorities who may be reluctant to adopt policies that would result in increased competition for Svyazinvest, Uzbektelecom, Kazakhtelecom or Ukrtelecom and other historically state-owned companies.

Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.

The telecommunications industry is characterized by rapidly changing technology and evolving industry standards. We experience new customer demands for more sophisticated telecommunications and Internet services in Russia, Ukraine and the CIS as well as for other new technologies. For example, we are testing and implementing new technologies such as WiFi, voice over Internet protocol, Digital Video Broadcast—Terrestrial, wireless local loop and high-speed customer Internet. Accordingly, our future success will depend, in part, on the adoption of a favorable policy and regulation of standards utilizing these technologies. Our success will also depend on our ability to adapt to the changing technological landscape. However, the rapid technological advances in the telecommunications industry make it difficult to predict the extent of future competition. It is possible that the technologies we utilize today will become obsolete or subject to competition from new technologies in the future for which we may be unable to obtain the appropriate license.

We may not be able to meet all of these challenges in a timely and cost-effective manner. In addition, we may not be able to acquire licenses, which we may deem necessary to compete or we may not be able to acquire such licenses on reasonable terms and we may not be able to develop a strategy compatible with this or any other new technology.

On April 20, 2007, the Federal Communications Agency announced the results of three tenders for awarding 3G licenses and our company was awarded a license for the provision of IMT-2000/UMTS 3G mobile radiotelephony communications services for the entire territory of the Russian Federation. The 3G license was granted subject to certain capital commitments. The major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting the license. A Russian operator has challenged the validity of the tenders that led to the license being awarded. There can be no assurance that this challenge will not result in the revocation of our 3G license. Part of the frequency spectra related to the 3G license are currently used by other commercial and governmental entities and our 3G network development will require those entities to vacate those frequency spectra. Additionally, 3G network development requires significant financial investments and there can be no assurance that our company will be able to develop a 3G network on commercially reasonable terms; that we will not experience delays in developing our 3G network or that we will be able to meet all of the license terms and conditions, including the start of the service requirement. If we experience substantial problems with our 3G services, or if we fail to introduce new services on a timely basis relative to our competitors, it may impair the success of our 3G services, delay or decrease revenues and profits and therefore may hinder recovery of our significant capital investments in 3G services as well as our growth.

Our strategic partnerships and relationships to develop our business are accompanied by inherent business risks.

We may enter into strategic partnerships and joint ventures with other companies to develop our business and expand our operations beyond the CIS. For example, in September 2007 we signed a principal agreement that contemplates formation of a joint venture to provide mobile services in Vietnam. We have continued negotiations and expect that the terms of the joint venture agreement, if concluded, will differ from the terms contemplated by the principle agreement. Formation of the Vietnamese joint venture is subject to further negotiation and agreement on definitive documentation, corporate approvals for the parties and regulatory approvals. There can be no assurance that the parties will agree on the final terms of formation of the joint venture, that the necessary corporate or regulatory approvals will be obtained or that we will be able to develop the joint venture as contemplated. For more information about the joint venture in Vietnam, please see the section of this Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investing activities—Recent Transactions.”

Emerging market strategic partnerships and joint ventures are often accompanied by risks, including in relation to:

•	the possibility that a strategic or joint venture partner or partners will default in connection with their obligations;

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the possibility that a strategic or joint venture partner will hinder development by blocking capital increases if that partner runs out of money, disagrees with our views on developing the business, or loses interest in pursuing the partnership or joint projects;

•	diversion of resources and management time;

•	potential joint and several or secondary liability for transactions and liabilities of the partnership or joint venture entity;

•	the difficulty of maintaining uniform standards, controls, procedures and policies; and

•	the loss of a strategic or joint venture partner and the associated benefits, such as insight into operating a business in an economic, social and political environment that is unfamiliar to us.

We cannot assure you that a market for our future services will develop or that we can satisfy subscriber expectations, which could result in a significant loss of our subscriber base.

We currently offer our subscribers a number of value added services, including voice mail, SMS, call forwarding, wireless Internet access, VoIP, entertainment and information services, music and data transmission services. Despite investing significant resources in marketing, we may not be successful in creating or competing in a market for these value added services. We cannot assure you that subscribers will continue to utilize the services we offer. If we fail to obtain widespread commercial and public acceptance of our new services, our visibility in the telecommunications markets in Russia and the CIS could be jeopardized, which could result in a significant loss of our subscriber base and have a material adverse affect on our business, financial condition, results of operations and business prospects.

Our debts denominated in foreign currencies expose us to foreign exchange loss and convertibility risks.

We have introduced Russian ruble denominated mobile and fixed-line tariff plans throughout our license areas in Russia and we denominate tariffs in the CIS in local currencies in most of our CIS operations. As we continue to have U.S. dollar denominated debts and continue to buy our telecommunications equipment in foreign currencies, we are exposed to higher foreign exchange loss risks related to the varying exchange rate of the Russian ruble and local CIS currencies against the U.S. dollar or Euro. Unless properly hedged, these risks could have a material adverse effect on our business, financial condition and results of operations. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in the CIS countries could limit our ability to convert currencies in a timely manner or at all, which could have a material adverse effect on our business, financial condition and results of operations.

Fluctuations in the value of the Russian ruble and CIS currencies against the U.S. dollar, as well as our ability to convert our revenues, could materially adversely affect our business, financial condition and results of operations.

A significant amount of our costs, expenditures and liabilities are denominated in U.S. dollars, including capital expenditures and borrowings. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles, and there may be limits on our ability to convert these Russian rubles into foreign currency. To the extent permitted by Russian law, we hold part of our readily available cash in U.S. dollars and Euros in order to manage against the risk of Russian ruble devaluation. Even though we have entered into forward and option agreements to hedge some of our financial obligations, if the U.S. dollar value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. Significant changes in the Russian ruble to the value of the U.S. dollar or the Euro, unless effectively hedged, could result in significant variability in our earnings and cash flows. An increase in the Russian ruble value of the U.S. dollar could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar denominated liabilities. In turn, our net income could decrease. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar could materially adversely affect our business, financial condition and results of operations. For more information about the market risks we are exposed to as a result of foreign currency exchange rate fluctuations, please see the section of the Form 6-K entitled “Management’s Discussion and Analysis—Quantitative and Qualitative Disclosures About Market Risk.”

In Kazakhstan, our costs, expenditures and current liabilities are denominated in the Kazakh tenge. Although our tariffs are also denominated in the Kazakh tenge, our subsidiary KaR-Tel has significant longterm financial liabilities denominated in the U.S. dollar. Similar to Kazakhstan, our costs, expenditures, current liabilities and tariffs in Ukraine are denominated in the Ukrainian hryvnia, but our subsidiary, URS, has significant long-term financial liabilities denominated in the U.S. dollar. If the U.S. dollar value of the Kazakh tenge or the Ukrainian hryvnia declines, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness, which could have a material adverse effect on our business, financial condition and results of operations. Also, the imposition of exchange controls or other similar restrictions on currency convertibility in Kazakhstan, Ukraine, Uzbekistan and other CIS countries could limit our ability to convert currencies in a timely and profitable manner, which could adversely affect our business, financial condition and results of operations.

Sustained periods of high inflation may materially adversely affect our business.

Russia has experienced periods of high levels of inflation since the early 1990s. Inflation increased dramatically following the August 1998 financial crisis, reaching a rate of 84.4% in 1998. In the following years inflation steadily declined to reach 9.0% in 2006. However, inflationary pressure on the Russian ruble remains significant, as evidenced by the increase in the inflation rate in 2007 to 11.9%. Despite the fact that inflation has remained relatively stable in Russia during the past few years, our profit margins could be adversely affected if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, which may become more difficult as we attract more mass market subscribers and our subscriber base becomes more price sensitive. Inflationary pressure in Russia and the other CIS countries where we have operations could materially adversely affect our business, financial condition and results of operations.

Our business could be materially adversely affected if we fail to implement the necessary operating systems and processes to support our growth.

Our ability to manage our business successfully is contingent upon our ability to implement sufficient operational resources systems and processes to support our rapid growth. We may face risks in connection with the correct use of the newly introduced systems and processes in the regions of Russia and the CIS or integrating new technologies into existing systems. For example, if our billing system develops unexpected limitations or problems, subscriber bills may not be generated promptly and/or correctly. This could materially adversely impact our business since we would not be able to collect promptly on subscriber balances.

Our operations in the CIS and the operations of Golden Telecom employ billing and management information systems which may not provide our management with information that is sufficient in amount or accuracy. Golden Telecom is in the process of integrating its billing and management information systems, which will allow it to bill its customers and to manage other administrative tasks through a unified system. If Golden Telecom is unable to integrate and upgrade its billing and management information systems to support its integrated operations, its billing may be insufficient, which could have a material adverse effect on our revenues. Furthermore, Golden Telecom relies on agent billing and information systems to provide information necessary to generate invoices in certain areas of its operations. Golden Telecom may encounter risks associated with verification and calculation of volumes of long-distance services provided to end users, invoicing and revenue recognition.

We could experience subscriber database piracy, which may materially adversely affect our reputation, lead to subscriber lawsuits, loss of subscribers or hinder our ability to gain new subscribers and thereby materially adversely affect our business.

We may be exposed to database piracy which could result in the unauthorized dissemination of information about our subscribers, including their names, addresses, home phone numbers, passport details and individual tax numbers. The breach of security of our database and illegal sale of our subscribers’ personal information could materially adversely impact our reputation, prompt lawsuits against us by individual and corporate subscribers, lead to a loss in subscribers and hinder our ability to attract new subscribers. These factors, individually or in the aggregate, could have a material adverse affect on our business, financial condition, results of operations and business prospects.

We are subject to anti-monopoly and consumer protection regulation in Russia and the CIS, which could restrict our business.

Anti-monopoly and consumer protection regulators in Russia and the CIS have oversight over consumer affairs and advertising. We have received notices from the Russian anti-monopoly regulator and the consumer protection regulator alleging violations of consumer rights and advertising regulations in the past and are currently in the process of resolving certain issues raised by the Russian regulators regarding, for instance, our advertising of certain promotions and some of the terms of our subscriber agreements. Regulatory measures taken in response to violations may include the requirement to discontinue certain advertisements or to amend our subscriber agreements, or the imposition of fines, tariffs or restrictions on acquisitions or on other activities, such as contractual obligations.

Anti-monopoly regulators in Russia and the CIS are also authorized to regulate companies deemed to be a dominant force in, or a monopolist of, a market. Because the law does not always clearly define “market” in terms of either services provided or geographic area of activity, it is difficult to determine under what circumstances we could be subject to these or similar measures. However, in 2002, we were entered into the register of business entities for having a market share in the telecommunications market in the Moscow license area of over 35.0%. In October 2006, a new law “On Protection of Competition” became effective, which introduced new criteria pursuant to which the Russian anti-monopoly regulators may determine that a company has a dominant position in a particular market of goods or services if such company has a market share between 35.0-50.0% or over 50.0%. If the anti-monopoly regulator were to determine that our company has a dominant position in the telecommunications market, our company could be prohibited from taking certain actions that could be viewed by the anti-monopoly regulators as abusive of our dominant position. As a result, our ability to set tariff prices may be restricted or we may be required to include provisions into our subscriber agreements that would be detrimental to our company. We could be subject to anti-monopoly regulation in the future, which could adversely affect our business and our growth strategy.

The concepts of “affiliated persons” and “group of persons” that are fundamental to the anti-monopoly laws and to the laws on joint stock companies in Russia and the CIS are not clearly defined and are subject to different interpretations. Consequently, anti-monopoly regulators or other competent authorities may challenge the positions we or certain of our officers, directors, or shareholders have taken in this respect despite our best efforts at compliance. Any successful challenge by an anti-monopoly regulator or other competent authority may expose us or certain of our officers, directors, or shareholders to fines or penalties and may result in the invalidation of certain agreements or arrangements. This may adversely affect the manner in which we manage and operate certain aspects of our business.

Anti-monopoly regulations in Russia and in countries in which we are interested in expanding our business may require us to obtain anti-monopoly approvals for certain acquisitions, reorganization or some other transactions as may be provided for in applicable law. The applicable rules are subject to different interpretations and the competent authorities may challenge the positions that we take. We may also be unable to comply with antimonopoly approvals due to administrative delays in the review process or for other reasons. Failure to obtain such approval or the activity of the relevant anti-monopoly bodies may impede or adversely affect our business and ability to expand our operations.

Our business could be materially adversely affected if our equipment supply arrangements are terminated or interrupted.

The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of switching equipment, base stations and other equipment on a timely basis. We currently purchase our equipment from a small number of suppliers, principally Ericsson, Cisco Systems, Siemens, Motorola, Alcatel, Nokia and Huawei, although some of the equipment that we use is available from other suppliers. From time to time, we have experienced delays receiving equipment. Our business could be materially adversely affected if we are unable to obtain adequate supplies or equipment from our suppliers in a timely manner and on reasonable terms.

Our equipment and systems may be subject to disruption and failure, which could cause us to lose customers and violate our licenses.

Our business depends on providing customers with reliability, capacity and security. As telecommunications increases in technological capacity, it may become increasingly subject to computer viruses and other disruptions. Although, to date, most computer viruses have targeted computer networks, other telecommunications networks are also at risk. We cannot be sure that our network system will not be the target of a virus or, if it is, that we will be able to maintain the integrity of the data of our corporate customers or of that in individual handsets of our mobile subscribers or that a virus will not overload our network, causing significant harm to our operations. In addition to computer viruses, the services we provide may be subject to disruptions resulting from numerous other factors, including human error, security breaches, equipment defects, and natural disasters, which could have a material adverse effect on our business.

Problems with our backbone, switches, controllers, fiber optic network or network nodes at one or more of our base stations, whether or not within our control, could result in service interruptions or significant damage to our networks. All of our equipment for provision of mobile services in Moscow is located primarily in two buildings in Moscow. Disruption to the operation of these buildings such as from electricity outages or damage to these buildings could result in disruption of our mobile services in Moscow. Golden Telecom’s subsidiary, Sovintel, stores a network node at state-owned premises in Moscow, pursuant to an agreement with the Russian authorities. Under an interpretation of applicable Russian law, this agreement may need to be registered with the Russian Ministry of Property. Sovintel has been unable to register this agreement despite repeated attempts to do so. As a result, Sovintel may lose its right to continue occupying the premises, which could have a materially adverse affect on our business, financial condition and results of operations.

Although we have back-up capacity for our network management operations and maintenance systems, automatic transfer to our back-up capacity is not seamless, and may cause network service interruptions. In recent years, we have experienced network service interruptions, which occur from time to time during installations of new software. Interruptions of services could harm our business reputation and reduce the confidence of our subscribers and consequently impair our ability to obtain and retain subscribers and could lead to a violation of the terms of our licenses, each of which could materially adversely affect our business. We do not carry business interruption insurance to prevent against network disruptions.

Russian companies may be required to adopt a decision on liquidation when their net assets are negative.

Under Russian law, if a company’s net asset value at the end of its second or any subsequent financial year, as determined under Russian accounting standards, is less than the minimum charter capital required by law, such company must adopt a decision to liquidate. If it fails to do so within a “reasonable period,” the company’s creditors are entitled to request early termination and acceleration of the company’s obligations to them and to demand compensation of damages, and governmental agencies may seek involuntary liquidation of such company. CJSC “Cortec” and LLC Kolangon-Optim had negative net assets for the past year.We believe that these subsidiaries are solvent and continue to meet all of their obligations to creditors, however, if an involuntary liquidation of our subsidiaries were to occur, our business, financial condition and results of operations could be materially adversely affected .

Allegations of health risks related to the use of mobile telephones could have a material adverse effect on us.

There have been allegations that the use of certain portable mobile devices may cause serious health risks. The actual or perceived health risks of mobile devices could diminish subscriber growth, reduce network usage per subscriber, spark product liability lawsuits or limit available financing. Each of these possibilities has the potential to cause material adverse consequences for us and for the entire mobile industry.

No standard definition of a subscriber exists in the mobile telecommunications industry; therefore, comparisons between subscriber data of different companies may be difficult to draw. Other calculations, including those for minutes of usage, also vary within the mobile telecommunications industry.

The methodology for calculating subscriber numbers and related performance indicators varies substantially in the mobile industry, including among the leading mobile operators in Russia and the CIS, resulting in variances in reported mobile data. Mobile operators with a large proportion of prepaid subscribers typically determine subscriber figures by calculating the number of SIM cards in use. This could in some instances lead to double counting of subscribers and an inflated customer base. We determine our mobile subscriber figures on the basis of a subscriber’s activity. Specifically, our mobile subscriber is a subscriber whose activity resulted in income to our company during the most recent three months. There may also be a discrepancy in subscriber numbers caused by a difference in the churn policies of mobile service operators. Because different mobile operators may use different methods of calculating subscriber figures, there is a risk that our company may appear to be performing better or worse than our competitors than would be the case if all operators used the same method of calculating subscriber figures. The methodology for calculating other performance indicators also vary among mobile operators. For example, the methodology we use for calculating our minutes of usage and ARPU may differ from some other operators and, therefore, it may be difficult to draw comparisons of minutes of usage figures between different mobile telecommunications companies.

Our intellectual property rights are costly and difficult to protect, and we cannot guarantee that the steps we have taken to protect our property rights will be adequate.

We regard our copyrights, trademarks, trade dress, trade secrets and similar intellectual property, including our rights to certain domain names, as important to our continued success. We rely upon trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in the markets where we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and enforcement of court decisions is difficult.

In addition, litigation may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such litigation may result in substantial costs and diversion of resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition or results of operations. We also may incur substantial acquisition or settlement costs where doing so would strengthen or expand our intellectual property rights or limit our exposure to intellectual property claims of third parties. While we have successfully enforced our intellectual property rights in courts in the past, we cannot assure you that we will be able to successfully protect our property rights in the future.

Risks Related to Our Operations in Russia and the CIS

Investors in emerging markets, such as Russia and the CIS, are subject to greater risks than investors in more developed markets, including significant political, legal and economic risks and risks related to fluctuations in the global economy.

Investors in emerging markets should be aware that these markets are subject to greater risks than more developed markets, including in some cases significant political, legal and economic risks. Emerging market governments and judiciaries often exercise broad, unchecked discretion and are susceptible to abuse and corruption. Emerging economies are subject to rapid change and the information set out herein may become outdated relatively quickly. The economies of the CIS, like other emerging economies, are vulnerable to market downturns and economic slowdowns elsewhere in the world. As has happened in the past, financial problems or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. These developments could severely limit our access to capital and could materially adversely affect the purchasing power of our subscribers and, consequently, our business. Generally, investment in emerging markets is only suitable for sophisticated investors who fully appreciate the significance of the risks involved and investors are urged to consult with their own legal, financial and tax advisors before making an investment in the Notes.

We face a number of economic, political, social and regulatory risks relating to conducting business in the CIS.

Although a significant number of our risk factors relate to the risks associated with conducting business in Russia, where a majority of our assets and operations are located, similar risks in each instance also apply to the conduct of our business and operations in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia. In some instances, the risks inherent in transacting business in these countries may be more acute than those in Russia. Prior to our acquisitions in Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia and Armenia, our company did not have any experience operating in these countries. Regulatory risks present in these countries and in any other countries where we may acquire additional operations may not be similar to those we face in Russia and may increase our vulnerability to such risks. If any of these risks materialize, our business could be materially adversely affected.

The limited history of mobile telecommunications services in the CIS and our limited operating history in the CIS create additional business risks.

Mobile telecommunications services are relatively new in the CIS, which have generally experienced slower economic growth over the past decade than Russia. As the mobile telecommunications services industry develops in these areas, changes in market conditions could make our development of services less attractive or no longer commercially feasible. A reduction in our viable development opportunities could have a material adverse effect on our business. In addition, we have a limited operating history providing mobile telecommunications services in the CIS. Consequently, we are subject to the risks associated with entering into any new product line. Our failure to properly manage those risks could have a material adverse effect on our business.

Risks Related to the Political Environment in Russia and the CIS

If political and economic relations between Russia and the other countries of the CIS deteriorate, our operations in the CIS could be materially adversely affected.

Political and economic relations between Russia and the other countries of the CIS are complex and recent conflicts have arisen between the government of Russia and the governments of some of the countries of the CIS. For example, the relationship between Russia and Ukraine has been historically strained due to, among other things, Ukraine’s failure to pay arrears relating to the supply of energy resources, Russia’s introduction of an 18.0% value added tax on Ukrainian imports and provocative statements by some politicians. The relationship between Russia and Georgia has also been strained due to several ongoing disputes. Although our company operates in the CIS through local subsidiaries, governmental officials and consumers may associate our group and our brand with Russia. Any deterioration in political and economic relations between Russia and the other countries of the CIS could have a material adverse effect on our business, financial condition and results of operations.

If reform policies in Russia and the CIS are reversed, our business could be harmed and it could restrict our ability to obtain financing.

Our business, in part, depends on the political and economic policies set by the governments of the countries where we operate. For example, in recent years, the political and economic situation in Russia has been stable, which has allowed for continued economic growth. However, there is a growing sentiment in Russia against certain private enterprises that is being encouraged by a number of prominent Duma deputies, political analysts and members of the media. While as a general matter political and economic stability has been maintained in Russia, changes in government, including the recent election of a new president in March 2008, may have an unpredictable effect on the political and economic landscape in the country. In addition, reforms may be hindered if conflicts of interest are permitted to exist when officials are also engaged in private business, particularly when the business interests are in the industry which the officials regulate. Notwithstanding initiatives to combat corruption, Russia and the CIS, like many other markets, continue to experience corruption and conflicts of interests of officials, which add to the uncertainties we face, and may increase our costs. Any deterioration of the investment climate could restrict our ability to obtain financing in international capital markets in the future and our business could be harmed if governmental instability recurs or if reform policies are reversed.

Risks Related to the Economic Situation in Russia and the CIS

Economic instability in Russia and the CIS countries in which we operate could materially adversely affect our business.

Although in the past few years Russia and certain CIS economies have exhibited positive trends, such as an increase in gross domestic product and a stable and strengthening currency, there can be no assurance that such trends will continue or will not reverse abruptly. Such a reverse can potentially be triggered by a slowdown or recession in the U.S. economy which may negatively impact the entire global economy. Additionally, because Russia and Kazakhstan produce and export large amounts of oil, the economies of these countries are particularly vulnerable to the price of oil on the world market and fluctuations in international oil prices could adversely affect these economies. Future downturns in the economies of Russia and the CIS are possible and could diminish demand for our services, our ability to retain existing customers and collect payments from them and could prevent us from executing our growth strategy. Such downturns could also prevent us from obtaining financing needed to fund our expansion, which could cause our business, financial condition and results of operations to suffer.

The physical infrastructure in Russia and the CIS is in poor condition and further deterioration in the physical infrastructure could have a material adverse effect on our business.

The physical infrastructure in Russia and the CIS largely dates back to Soviet times and has not been adequately funded and maintained in recent years. Particularly affected are the rail and road networks, power generation and transmission, communications systems and building stock. Any efforts to modernize this infrastructure may result in increased charges and tariffs, potentially adding costs to our business. The deterioration of the physical infrastructure harms the economies of these countries, disrupts the transportation of goods and supplies, adds costs to doing business and can interrupt business operations. These difficulties can impact us directly; for example, we have needed to keep portable electrical generators available to help us maintain base station operations in the event of power failures. Further deterioration in the physical infrastructure could have a material adverse effect on our business.

The banking systems in Russia and the CIS remain underdeveloped and there are a limited number of creditworthy banks in these countries with which our company can conduct business.

The banking and other financial systems in Russia and the CIS are not well developed or regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent applications. For example, in Russia, there are a limited number of banks that meet international banking standards and the transparency of the Russian banking sector in some respects lags behind internationally accepted norms. Most creditworthy Russian banks are located in Moscow and there are fewer creditworthy Russian banks in the regions outside of Moscow. Recently, there has been an increase in lending by Russian banks, which many believe has been accompanied by a deterioration in the credit quality of the borrowers. The deficiencies in the Russian banking system, coupled with a decline in the credit portfolios of Russian banks, may result in the banking sector being more susceptible to market downturns or economic slowdowns, in particular due to Russian corporate defaults that may occur during these times. Rumors of bank failures, additional bank failures and any downgrade of Russian banks by credit rating agencies may result in a crisis throughout the Russian banking sector. A prolonged or serious banking crisis or the bankruptcy of a number of banks, including banks in which we receive or hold our funds, could materially adversely affect our business and our ability to complete banking transactions in Russia.

The banking and financial systems in the CIS are even less developed than in Russia and may be more susceptible to economic downturns and bank failures. Few international banks have subsidiaries in Kazakhstan, Uzbekistan, Ukraine and Armenia and no international banks operate subsidiaries in Tajikistan and Georgia. We try to reduce our bank risk by receiving and holding funds with the most creditworthy banks available in each country. However, in the event of a banking crisis in any of these countries or the bankruptcy or insolvency of the banks from which we receive or with which we hold our funds could result in the loss of our deposits or affect our ability to complete banking transactions in these countries, which could have a material adverse effect on our business, financial conditions and results of operations.

Information that we have obtained from third party sources may be unreliable.

We have sourced certain information contained in this Form 6-K from third parties, including private companies and governmental agencies, and we have relied on the accuracy of this information without independent verification. The official data published by governmental agencies in Russia and the CIS is substantially less complete and less reliable than similar data in the United States and Western Europe. We cannot be certain that the information that we obtained from government and other sources and included in this document is reliable. When reading this Form 6-K, you should keep in mind that the data and statistics that we have included relating to Russia and the CIS could be incomplete or erroneous. In addition, because there is limited reliable data and no current official data regarding the relevant telecommunications markets, including our competitors, we have relied, without independent verification, on certain publicly available information. This includes press releases and filings under the U.S. securities laws, as well as information from various private publications, some or all of which could be based on estimates or unreliable sources.

Risks Related to the Social Environment in Russia and the CIS

Social instability in Russia and the CIS could lead to increased support for centralized authority and a rise in nationalism, which could harm our business.

Social instability in Russia and the CIS, coupled with difficult economic conditions, could lead to increased support for centralized authority and a rise in nationalism. These sentiments could lead to restrictions on foreign ownership of companies in the telecommunications industry or large-scale nationalization or expropriation of foreign-owned assets or businesses. There is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, and we may not receive adequate compensation if in the future the Russian, Ukrainian, Kazakh, Tajik, Uzbek, Georgian or Armenian governments decide to nationalize or expropriate some or all of our assets. If this occurs, our business could be harmed.

In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military conflict. The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency in some parts or throughout Russia and the CIS. These events could materially adversely affect the investment environment in Russia and the CIS.

Risks Related to the Legal and Regulatory Environment in Russia and the CIS

We operate in an uncertain regulatory environment, which could cause compliance to become more complicated, burdensome and expensive and could result in our operating without all of the required permissions.

Although the Communications Law regarding license renewals in Russia has been clarified, the licensing procedures (including the re-issuance of licenses, frequencies and other permissions in connection with mergers and the issuance of local and zonal licenses) appear to differ from the procedures under prior law and do not always clearly state the steps to be followed to obtain new licenses, frequencies, numbering capacity or other permissions needed to operate our business, and do not clearly specify the consequences for violations of the foregoing.

As a result of the uncertainty in the regulatory environment in Russia and the CIS we have experienced and could experience in the future:

•

restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for changing our frequency plans and importing and certifying our equipment;

•	difficulty in complying with applicable legislation and the terms of any notices or warnings received from the regulatory authorities in a timely manner;

•	significant additional costs;

•	delays in implementing our operating or business plans; and

•	a more competitive operating environment.

Telecommunications operators in Russia and the CIS are subject to regulatory levies and fees and may become subject to pricing regulation.

Russian telecommunications operators are obligated to pay levies and fees under the Communications Law and pursuant to existing regulation. For example, every telecommunications operator is required to make compulsory payments to a “universal services fund” in the amount of 1.2% of its revenues (excluding revenues from traffic transmissions). Additionally, the Communications Law provides for payments for numbering capacity allocation, including through auctions in instances where numbering capacity is scarce. Because telecommunications operators apply for numbering allocation on a regular basis, this payment requirement may have a material adverse effect on the financial condition of operators.

Telecommunications regulators in Russia and the CIS may impose additional levies and fees on our operations from time to time. Such payment obligations create financial burdens and we may not be able to pass related costs on to subscribers, which, in turn could have a material adverse affect on our business, financial condition and results of operations.

According to press reports, amendments to the Communications Law have been proposed for consideration by the Russian State Duma, pursuant to which a mobile operator’s ability to set tariffs for interconnection and transfer of traffic will be regulated if the mobile operator owns more than 25.0% of the telephone numbers allocated in a specified geographic area or has the ability to transfer at least 25.0% of the traffic in a geographic area. If the proposed amendments are adopted and come into force, our ability to set tariffs could be restricted and such restrictions could have a material adverse affect on our business, financial condition and results of operations.

Arbitrary action by the authorities may have a material adverse effect on our business.

Governmental, regulatory and tax authorities have a high degree of discretion and at times exercise their discretion arbitrarily, without a hearing or prior notice, and sometimes in a manner that is contrary to law. In Russia, governmental actions have included unscheduled inspections by regulators, suspension or withdrawal of licenses and permissions, unexpected tax audits, criminal prosecutions and civil actions. Russian federal and local government entities have also used common defects in matters surrounding share-issuances and registration as pretexts for court claims and other demands to invalidate such issuances and registrations and void transactions. Authorities also have the power in certain circumstances, by regulation or government act, to interfere with the performance of, nullify or possibly terminate contracts.

If we are found not to be in compliance with applicable telecommunications laws or regulations, we could be exposed to additional costs or suspension or termination of our licenses, which may materially adversely affect our business.

Our operations and properties are subject to considerable regulation by various governmental entities in connection with obtaining and renewing various licenses, frequencies and permissions, as well as ongoing compliance with existing laws, decrees and regulations. We cannot assure you that regulators, judicial authorities or third parties will not challenge our compliance with such laws, decrees and regulations. Governmental agencies exercise considerable discretion in matters of enforcement and interpretation of applicable laws, decrees and regulations, the issuance and renewal of licenses, frequencies and permissions and in monitoring licensees’ compliance therewith. Communications regulators conduct periodic inspections and have the right to conduct additional unscheduled inspections during the year. We have been able to cure many, but not all, violations found by the regulators within the applicable grace period and/or pay fines. However, we cannot assure you that in the course of future inspections conducted by regulatory authorities, we will not be found to have violated any laws, decrees or regulations, that we will be able to cure such violations within any grace periods permitted by such notices, or that the regulatory authorities will be satisfied by the remedial actions we have taken or will take.

In Russia, we routinely receive notices with respect to violations of our GSM licenses. To the extent possible, we take measures to comply with the requirements of the notices. Nonetheless, at any given time, there may be outstanding notices with which we have not complied within the cure periods specified in the notices, primarily due to delays in the issuance of frequency permits, sanitation-epidemiological permissions, and permissions for the operation of our equipment and communication facilities in connection with the rollout of our networks (including our transportation network) by responsible regulatory authorities. Accordingly, at any given time a certain percentage of our base stations and equipment may not have all permissions required causing us to be in violation of the terms of our GSM licenses. Failure to comply with the provisions of a notice due to a delay in the issuance of such permits or permissions by the regulatory bodies at times has not been, and in the future may not be, an acceptable explanation to the authorities issuing the notices. In 2006 and 2007, in order to comply with notices from Rossvyazokhrankultura, we switched off a number of base stations that were operating without the necessary permissions. If we switch off additional base stations, the quality of service of our networks in those areas may deteriorate. We cannot assure you that we will be able to cure such violations within the grace periods permitted by such notices or that Rossvyazokhrankultura will be satisfied by the remedial actions we have taken or will take. In addition, we cannot assure you that our requests for extensions of time periods in order to enable us to comply with the terms of the notices will be granted. Accordingly, we cannot assure you that such findings by Rossvyazokhrankultura or any other authority will not result in the imposition of fines or penalties or more severe sanctions, including the suspension or termination of our licenses, frequency allocations, authorizations, registrations, or other permissions, any of which could increase our estimated costs and materially adversely affect our business.

Developing legal systems of the countries in which we operate create a number of uncertainties for our business.

Many aspects of the legal systems in Russia and the CIS create uncertainties with respect to many of the legal and business decisions that we make, many of which do not exist in countries with more developed legal systems. The uncertainties we face include, among others, potential for negative changes in laws, gaps and inconsistencies between the laws and regulatory structure, and difficulties in enforcement due to an under-developed judicial system.

The nature of much of the legislation in Russia and the CIS, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal system in Russia and the CIS in ways that may not always coincide with market developments, place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. All of these weaknesses could affect our ability to enforce our rights under our licenses and under our contracts, or to defend ourselves against claims by others.

Lack of independence and experience of the judiciary, difficulty of enforcing court decisions, the unpredictable acknowledgement and enforcement of foreign court judgments or arbitral awards in Russia and the CIS and governmental discretion in enforcing claims give rise to significant uncertainties.

The independence of the judicial system and its immunity from political, economic and nationalistic influences in Russia and the CIS remains largely untested. Judicial precedents have no formal binding effect on subsequent decisions. Not all legislation and court decisions are readily available to the public or organized in a manner that facilitates understanding. The judicial systems can be slow. Enforcement of court orders can in practice be very difficult. All of these factors make judicial decisions in Russia and the CIS difficult to predict and make effective redress uncertain. Additionally, court claims are often used in furtherance of political aims. We may be subject to such claims and may not be able to receive a fair hearing. Additionally, court orders are not always enforced or followed by law enforcement agencies.

None of the countries where we operate, including Russia, are parties to any multilateral or bilateral treaties with most Western jurisdictions, including the United Kingdom, for the mutual enforcement of judgments of state courts. Consequently, should a judgment be obtained from a court in any of such jurisdictions, it is highly unlikely to be given direct effect in the courts of Russia and the CIS. However, Russia is party to a bilateral agreement for mutual assistance in civil cases with Ukraine. In addition, Russia (as successor to the Soviet Union), Ukraine and Kazakhstan are party to the 1958 New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards, which we refer to as the New York Convention. A foreign arbitral award obtained in a state that is party to the New York Convention should be recognized and enforced by a Russian court (subject to the qualifications provided for in the New York Convention and compliance with Russian civil procedure regulations and other procedures and requirements established by Russian legislation and non-violation of Russian public policy). There is also a risk that Russian procedural legislation will be changed by way of introducing further grounds preventing foreign court judgments and arbitral awards from being recognized and enforced in Russia. In practice, reliance upon international treaties may meet with resistance or a lack of understanding on the part of Russian courts or other officials, thereby introducing delays and unpredictability into the process of enforcing any foreign judgment or any foreign arbitral award in the Russian Federation.

Unpredictable tax systems give rise to significant uncertainties and risks that complicate our tax planning and business decisions.

The tax systems in Russia and the CIS are unpredictable and give rise to significant uncertainties, which complicate our tax planning and business decisions. Tax laws in Russia and the CIS have been in force for a relatively short period of time as compared to tax laws in more developed market economies.

Russian companies are subject to a broad range of taxes imposed at the federal, regional and local levels, including but not limited to value added tax, excise duties, profit tax, payroll-related taxes, property taxes and other taxes. Russia’s federal and local tax laws and regulations are subject to frequent change, varying interpretations and inconsistent or unclear enforcement. It is not uncommon for differing opinions regarding legal interpretation to exist both between companies subject to such taxes and the ministries and organizations of the Russian Government and between different branches of the Russian Government such as the Federal Tax Service and its various local tax inspectorates, resulting in uncertainties and areas of conflict. Tax declarations are subject to review and investigation by a number of tax authorities which are enabled by law to impose penalties and interest charges. The fact that a tax declaration has been audited by tax authorities does not bar that declaration, or any other tax declaration applicable to that year, from a further tax review by a superior tax authority during a three-year period. As previous audits do not exclude subsequent claims relating to the audited period, the statute of limitations is not entirely effective. In some instances, even though it may potentially be considered unconstitutional, Russian tax authorities have applied certain taxes retroactively. Within the past few years the Russian tax authorities appear to be taking a more aggressive position in their interpretation of the legislation and assessments, and it is possible that transactions and activities that have not been challenged in the past may be challenged. As a result, significant additional taxes, penalties and interest may be assessed.

In addition, on October 12, 2006, the Plenum of the Supreme Arbitration Court of the Russian Federation issued Ruling No. 53 which introduced a new concept of “unjustified tax benefit” which is defined mainly by reference to specific examples of such tax benefits, such as absence of business purpose, which may lead to disallowance thereof for tax purposes. There is no practice or guidance on interpretation of this new concept by the tax authorities or courts, but it is likely that the tax authorities will actively seek to apply this concept when challenging tax positions taken by taxpayers in Russian courts. Although the intention of this ruling was to combat abuse of tax law, in practice there is no assurance that the tax authorities will not seek to apply this concept in a broader sense than may have been intended by the Supreme Arbitration Court. Furthermore, there is a trend to broaden the application of criminal responsibility for tax violations as exemplified by Resolution No. 64 of the Russian Supreme Court, “On the practice of applying responsibility for tax crimes,” dated December 28, 2006. We are subject to periodic tax inspections that may result in tax assessments and additional amounts owed by us for prior tax periods. For more information on such risks, please see “—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.”

Russia’s federal and local tax collection system increases the likelihood that Russia will impose arbitrary or onerous taxes and penalties in the future, which could materially adversely affect our business. Uncertainty related to Russian tax laws exposes us to significant fines and penalties and to enforcement measures despite our best efforts at compliance, and could result in a greater than expected tax burden. Uncertainty relating to Russian transfer pricing rules could lead tax authorities to impose significant additional tax liabilities as a result of transfer pricing adjustments or other similar claims, and could have a material adverse effect on our company.

Under current Russian accounting and tax principles, financial statements of Russian companies are not consolidated for tax purposes. As a result, each Russian-registered entity in our group pays its own Russian taxes and we cannot offset the profits or losses in any single Russian entity against the profits or losses of any other Russian entity. As a result, our overall effective tax rate may increase. It is likely that Russian tax legislation will become more sophisticated in the future. The introduction of new tax provisions may affect the overall tax efficiency of our group and may result in significant additional taxes becoming payable. Although we will undertake to minimize such exposures with effective tax planning, we cannot assure you that additional tax exposure will not arise in the future. Additional tax exposure could have a material adverse effect on our financial results.

Laws restricting foreign investment could materially adversely affect our business.

We could be materially adversely affected by the adoption of new laws or regulations restricting foreign participation in, or increasing state regulation of the telecommunications industry in Russia and/or the CIS. On April 16, 2008, the Russian parliament passed legislation that would restrict the level of foreign investment in certain sectors of the Russian economy considered to be strategic. The legislation, known as the Strategic Enterprises Bill, places limits on the amount of foreign investment in companies operating in these strategic sectors and foreign investment beyond such limits generally requires the prior approval of the Russian government. Pursuant to the Strategic Enterprises Bill, a company operating in the telecommunications sector may be deemed strategic to the extent that it holds a dominant position in the Russian communications market (except for the Internet services market) or, in the case of fixed-line telecommunications, in the particular company’s market covering five or more Russian regions or covering Russian cities of federal importance. In connection with the passage of the Strategic Enterprises Bill, amendments were adopted to certain provisions of the Communications Law which provide that with respect to mobile telecommunications, a company will be deemed to have a dominant position if its share of the Russian mobile telecommunications market exceeds 25.0%. In its report dated December 31, 2007, AC&M Consulting stated that our company along with our two most significant competitors, had approximately 84.0% of the mobile telecommunications market in Russia. There can be no assurance that the current Strategic Enterprises Bill will become law and if it does become law and its provisions are enforced against our company whether limits on foreign investment would have a material adverse effect on our business, financial condition, results of operations and prospects.

In Kazakhstan, an amendment to the law “On National Security” was adopted in July 2004 which specifically limits investments to less than 49.0% by foreign legal entities or individuals in domestic and long distance operators who own certain communications lines (including fiber optic and microwave links). The law “On Investments,” adopted in January 2003, consolidated past Kazakh legislation governing foreign investment. While it guarantees the stability of existing contracts, all contracts are subject to amendments in domestic legislation, certain provisions of international treaties, and domestic laws dealing with “national and ecological security, health and ethics.”

The developing securities laws and regulations of Russia and the CIS may limit our ability to attract future investment and could subject us to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

The regulation and supervision of the securities market, financial intermediaries and issuers are considerably less developed in Russia and the CIS than in the United States and Western Europe. Disclosure and reporting requirements, anti-fraud safeguards, insider trading restrictions and fiduciary duties are relatively new to Russia and the CIS and are unfamiliar to most companies and managers. In addition, Russian securities rules and regulations can change rapidly, which may materially adversely affect our ability to conduct securities-related transactions, including our ability to attract investments in our securities in the Russian market. We may be subject to fines or other enforcement measures despite our best efforts at compliance, which could cause our financial results to suffer and harm our business.

Uncertainty relating to the interpretation and application of “interested party” transaction rules could result in the invalidation of transactions.

We are required by Russian law and our charter to obtain the approval of disinterested directors or shareholders for transactions with “interested parties.” From time to time, we and our subsidiaries engage in various transactions, including reorganizations, that may require special approvals under Russian law, and we and our subsidiaries engage in numerous transactions which may require “interested party” transaction approvals in accordance with Russian law. The provisions of Russian law defining which transactions must be approved as “interested party” transactions and the terms “affiliated persons” and “group of persons”, which are integral to “interested party” transaction analysis, are subject to different interpretations. We cannot be certain that our application of these concepts will not be subject to challenge. Any such challenge could result in the invalidation of transactions that are important to our business. The failure to obtain necessary approvals could have a material adverse effect on our business.

We may be exposed to liability for actions taken by our subsidiaries.

In certain cases we may be jointly and severally liable for any obligations of a subsidiary under a transaction. We may also incur secondary liability for any obligations of a subsidiary in certain cases involving bankruptcy or insolvency. The other shareholders of the subsidiary may seek compensation from us for the losses sustained by the subsidiary that were caused by us. This type of liability could result in significant obligations and materially adversely affect our business.

Provisions under Russian law relating to shareholder rights and obligations may impose additional costs on us or make strategic transactions more costly and difficult to accomplish.

Under Russian law, our shareholders who vote against or do not participate in voting on some decisions have the right to sell their shares to us at market value. Our obligation to purchase shares in these circumstances, which is limited to 10.0% of our net assets calculated at the time the decision is taken according to Russian accounting standards, could have a material adverse effect on our cash flow and our ability to service our indebtedness.

Russia’s Law on Joint Stock Companies provides that all shareholders in the event of public placement of shares of our stock and convertible securities as well as shareholders who vote against or abstain from voting on a decision to place shares of our stock or convertible securities through a closed subscription (or private placement) have a preemptive right to acquire additional shares or convertible securities at the same price pro rata to the number of shares they own. This requirement may lead to further delays in completing equity and convertible offerings and may lead to uncertainty with respect to sales of newly-issued shares to strategic investors or in connection with transactions.

The Law on Joint Stock Companies imposes certain rights and obligations in connection with acquisitions of major stakes in open joint stock companies. Generally, an investor crossing the 30.0%, 50.0% or 75.0% voting share ownership thresholds in an open joint stock company is required to make a mandatory offer to purchase all outstanding shares of the company. The amendments also establish certain rights when a shareholder crosses the 95.0% voting share ownership threshold. A person/legal entity that acquires more than 95.0% of a company’s voting shares is obliged either to (a) notify other shareholders of their right to tender their securities to such a person/legal entity, or (b) exercise the right to purchase all outstanding shares and securities convertible into shares. These provisions could lead to uncertainty with respect to, and increase the cost of, investments and transactions involving share transfers.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma condensed combined financial statements have been prepared to illustrate the estimated pro forma effects of the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions. The unaudited pro forma condensed combined balance sheet gives effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions as if they had occurred on December 31, 2007. The unaudited pro forma condensed combined income statement gives effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions and as if they had occurred on January 1, 2007. This financial information has been derived from VimpelCom’s audited consolidated financial statements for its fiscal year ended December 31, 2007 and from Golden Telecom’s audited consolidated financial statements for its fiscal year ended December 31, 2007.

The GTI Acquisition will be accounted for using the purchase method of accounting. The total cost of the GTI Acquisition has been preliminarily allocated to the assets acquired and liabilities assumed based upon their respective fair values. We expect that the assessment of fair values of acquired assets and liabilities assumed will be finalized during preparation of our financial statements for the three months ended March 31, 2008. We do not expect significant changes to be introduced to the preliminary fair value assessments.

The following unaudited pro forma condensed combined financial statements are presented for illustrative purposes only, do not purport to be indicative of our financial position or results of operations as of the date hereof, or as of or for any other future date, and are not necessarily indicative of what our actual financial position or results of operations would have been had the foregoing transactions occurred on January 1, 2007 (in the case of the unaudited pro forma condensed combined income statement) or December 31, 2007 (in the case of the unaudited pro forma condensed combined balance sheet), nor does it give effect to any transactions other than the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions and those described in the accompanying notes to the unaudited pro forma condensed combined financial statements.

The following unaudited pro forma condensed combined financial statements are based upon the historical financial statements of VimpelCom and Golden Telecom and should be read in conjunction with such historical financial statements, their related notes and the other information contained elsewhere in this Form 6-K. The accounting policies of both VimpelCom and Golden Telecom do not contain any significant differences, and therefore no material adjustments other than reclassifications have been made to Golden Telecom’s historical financial statements in connection with the preparation of the unaudited pro forma condensed combined financial statements. Reclassifications were used to eliminate the differences between the presentation of similar items (mainly certain selling, general and administrative expenses, direct costs and other income and expenses) in VimpelCom’s and Golden Telecom’s financial statements.

Unaudited Pro Forma Condensed Combined Balance Sheet

as of December 31, 2007

	Historical VimpelCom		Historical Golden Telecom		Pro forma Adjustments		Note		Pro forma Combined
			(USD in thousands)
Assets
Current assets
Cash	US$	1,003,711	US$	74,799		3,460,500	[1	]	US$	223,714
						(4,097,763)	[2	]
						(208,222)	[3	]
						(9,311)	[4	]
Other current assets		723,206		325,637		(10,678)	[5	]		1,026,378
						(11,787)	[7	]

Total current assets		1,726,917		400,436		(877,261)				1,250,092
Non-current assets
Property and equipment, net		5,497,819		979,498		117,902	[5	]		6,595,219
Licenses, software and other intangible assets		1,800,528		249,585		789,165	[5	]		2,839,278
Goodwill		1,039,816		311,482		2,390,577	[5	]		3,741,875
Other non-current assets		503,804		57,890		39,500	[1	]		738,944
						(200,170)	[2	]
						350,000	[3	]
						(12,080)	[5	]
Total non-current assets		8,841,967		1,598,455		3,474,894				13,915,316
Total assets	US$	10,568,884	US$	1,998,891	US$	2,597,633			US$	15,165,408

Liabilities and shareholders’ equity
Current liabilities
Accounts payable, due to employees and taxes payable		860,001		237,011		19,600	[4	]	US$	1,113,186
						12,729	[2	]
						(4,368)	[5	]
						(11,787)	[7	]
Accrued liabilities and other current liabilities		613,188		64,846		(26,600)	[5	]		651,434
Bank, capital lease and other loans		526,512		20,860		400,000	[1	]		900,150

						(47,222)	[3	]
Total current liabilities		1,999,701		322,717		342,352				2,664,770
Long-term liabilities

Bank, capital lease and other loans, less current		2,240,097		233,288		3,100,000	[1	]		5,773,385
						200,000	[3	]
Other long-term accrued liabilities		628,890		133,647		4,553	[2	]		943,880
						176,790	[5	]

Total long-term liabilities		2,868,987		366,935		3,481,343				6,717,265
Minority Interest		288,410		94,177		—				382,587

Shareholders’ equity		5,411,786		1,215,062		(11,000)	[3	]		5,400,786
						(28,911)	[4	]
						(1,186,151)	[5	]
Total liabilities and shareholders’ equity	US$	10,568,884	US$	1,998,891	US$	2,597,633			US$	15,165,408

Unaudited Pro Forma Condensed Combined Income Statement

for the year ended December 31, 2007

	Historical VimpelCom		Historical Golden Telecom		Pro forma Adjustments		Note		Pro forma Combined
	(USD in thousands)
Total operating revenues	US$	7,171,098	US$	1,292,899		(21,634)	[6	]	US$	8,360,728
						(81,635)	[7	]

Operating expenses
Service costs		1,315,114		595,209		(4,355)	[6	]		1,824,752
						(81,216)	[7	]
Total selling, general and administrative expenses		2,259,241		391,592		(419)	[7	]		2,650,414
Depreciation and amortization		1,390,553		140,417		134,723	[8	]		1,665,693

Total operating expenses		4,964,908		1,127,218		48,733				6,140,859
Operating income		2,206,190		165,681		(152,002)				2,219,869
Other income and expenses:
Interest expense		(194,839)		(13,138)		(230,746)	[9	]		(438,723)
Other income and expenses:		109,005		65,977		—				174,982

Income before income tax and minority interests		2,120,356		218,520		(382,748)				1,956,128
Provision for income taxes		593,928		58,311		(4,147)	[6	]		560,379
						(32,334)	[8	]
						(55,379)	[9	]
Minority interest in earning of subsidiaries		63,722		7,610		—				71,332
Net income	US$	1,462,706	US$	152,599	US$	(290,888)			US$	1,324,417

Earnings per share	US$	28.78							US$	26.06

Notes to Unaudited Pro Forma Condensed Combined Financial Statements

(USD in thousands)

[1] Represents expected net cash proceeds to the company from the Loan and other loans obtained to finance the GTI Acquisition:

Increase in Cash and increase in Bank, capital lease and other loans, less current due to:

Receipt of Syndicated Facility (with 3 years maturity at LIBOR plus 1.5%-1.85% annual rate)	US$	2,000,000
Loan (with 10 years maturity at 9.0% annual rate)		1,500,000
Decrease in cash and increase in Other non-current assets due to:
Actual payment of financing costs in respect of the Syndicated Facility		(26,500)
Estimated payment of financing costs in respect of the offer of the notes		(13,000)

Net cash obtained for financing the GTI Acquisition	US$	3,460,500

The conditions of the Loan, including estimation of interest rate, maturity and amount of financing to be raised, are preliminary and subject to changes after its finalization. We have assumed that the proceeds from the Loan will be US$1,500,000 and will be used to repay the Bridge Facility in full. We expect that the Loan and receipt of the Syndicated Facility would not cause violation of any covenants of existing and anticipated debt. The Syndicated Facility provides for increasing of the interest rate margin from 1.5% to 1.85% in case of a downgrading of our credit rating. We do not expect the downgrading of our credit rating, and for the purpose of the preparation of the unaudited pro forma condensed combined financial statements the fixed margin of 1.5% is assumed.

The Syndicated Facility repayment schedule assumes semi-annual installments after 12 months from the signing date. Assuming the GTI Financing Transactions and directly attributable events, including the receipt of the Syndicated Facility, occurred as of December 31, 2007, we classified $400,000 of the Syndicated Facility as a short-term “Bank, capital lease and other loans.”

[2] Represents consideration for Golden Telecom:

Stock price (40,373,891 shares per US$105 each)	US$	4,239,259
Stock based compensation vested as of date of acquisition		42,498
Legal, due diligence and other acquisition costs		16,176
Unvested part of stock based compensation		17,282

Total purchase price of Golden Telecom		4,315,215
- paid from bank accounts		4,097,763
- paid from escrow account		200,170
- short-term liabilities assumed		12,729
- long-term liabilities assumed		4,553

[3] Reflects the effect of certain subsequent events that occurred after the reporting date but considered to be significant for the understanding of financial position of our company as of the acquisition date

Receipt of long-term loan from Sberbank	US$	200,000
Payment of fees for Bridge Facility		(11,000)
Repayment of short-term syndicated loan		(47,222)
Providing long-term loan to Crowell		(350,000)

Net cash paid	US$	(208,222)

[4] Represents subsequent events affecting Golden Telecom’s net assets as of the date of acquisition. In 2008, Golden Telecom incurred certain expenses in connection with the merger, including payments to key employees, acceleration of unvested parts of stock options and stock appreciation rights for change of control, in the amount of $9,311, and legal and investment banking fees in the amount of $19,600. We consider these transactions as significant nonrecurring events which occurred after December 31, 2007 and, therefore, introduced adjustments to the unaudited pro forma condensed combined balance sheet:

Book value of net assets as of December 31, 2007	$1,215,062
Payment to key employees and other bonuses	(9,311)
Accrual of fees	(19,600)

Book value of net assets adjusted as of December 31, 2007	$1,186,151

[5] Represents preliminary fair value adjustment to the acquired assets and assumed liabilities from the GTI Acquisition. The preliminary purchase accounting has been applied to the Golden Telecom balance sheet as of December 31, 2007. The fair value allocation has been done based on a preliminary assessment, including the assistance of external appraisers. The actual purchase accounting will be recorded as of the date of acquisition in the financial statements of our company in the first quarter of 2008. According to SFAS 141, we have one year to finalize allocations of fair value if assumptions are reassessed or events occur.

Approximate fair values as of December 31, 2007 and remaining useful lives are as follows:

	Fair value	Years
Licenses	$146,350	1-12
Trade names	192,000	5-7
Customer relationships	693,000	Various
Software	7,400	1-10

Total fair value of licenses, software and other intangibles	1,038,750
Total book value	249,585

Adjustment	$789,165

Telecommunication equipment	$769,200	3-12
Buildings, constructions and improvements	60,200	3-43
Vehicles	10,500	7
Office and other equipment	41,300	3-7
Construction in progress and other items	216,200	n/a

Total fair value of property and equipment	1,097,400
Total book value	979,498

Adjustment	$117,902

Customer relationships will be amortized using the pattern of consumption of economic benefit associated with them. Amortization for the next five years is as follows:

Year	US$ Amount
2008	86,154
2009	101,330
2010	94,203
2011	75,497
2012	62,871

Reconciliation of total purchase price to goodwill is as follows:

Total purchase price of Golden Telecom	US$	4,315,215
Less book value of net assets acquired as of December 31, 2007 adjusted for transactions described in Note 4		1,186,151
Reverse of previously recognized goodwill		(311,482)
Add preliminary adjustment to fair values of:
Property and equipment		117,902
Licenses and other intangible assets		789,165
Other non-current assets		(12,080)
Other current assets		(10,678)
Accounts payable, due to employees, taxes payable and bank and other loans, current		4,368
Accrued liabilities and other current liabilities		26,600
Long-term deferred taxes		(226,677)
Other long-term accrued liabilities		49,887

Total fair value of adjusted net assets acquired		1,613,156

Goodwill	US$	2,702,059

[6] Prior to the GTI Acquisition, Golden Telecom had deferred, in accordance with SAB 104, upfront fees associated with the installation of lines at customer premises. Although required to be deferred over the expected customer relationship period, these revenues, and the associated “service,” have already been delivered, that is, Golden Telecom has no further contractual commitments to deliver this installation as it has already been performed. If the GTI Acquisition had occurred as of January 1, 2007, the revenue recognized under SAB 104 would not have existed as the fair value of that deferred revenue is considered to be zero as to the acquisition date. Therefore this pro forma adjustment consists of the reversal of amortization of deferred revenue and the associated amortization of deferred costs accrued in accordance with SAB 104 adjusted at the date of acquisition as well as related provision for income taxes at the statutory rate of 24.0%.

[7] Reflects elimination of intercompany settlements and operations.

Accounts receivable of VIP from GTI	$6,503
Accounts payable of VIP to GTI	5,284

Total elimination from accounts receivable/payable	$11,787

Interconnect revenue of VIP from GTI	$27,940
Interconnect, rent of lines and other service cost of GTI to VIP	53,276
Dealer commission of GTI to VIP	419

Total elimination from operation revenues/expenses	$81,635

[8] As required by purchase accounting in connection with the GTI Acquisition, we recorded a net increase to Property and equipment, net and Licenses, software and other intangible assets reflecting the difference between book values and fair values. A pro forma adjustment has been made to reflect additional depreciation in the amount of US$17,981, additional amortization of US$116,742 and provision for income taxes adjustment at the statutory rate of 24.0% as if the acquisition had occurred as of January 1, 2007 and therefore we applied average exchange rate 25.58 Russian rubles per U.S. dollar. We did not identify intangibles with indefinite useful life except for goodwill.

[9] Reflects interest expense and the amortization of deferred financing fees adjustment resulted from the Loan and Syndicated Facility and provision for income tax adjustment at the statutory rate of 24.0% assuming the borrowing occurred as of January 1, 2007. In calculation of interest expense and effect of amortization of debt issuance costs associated with the Loan we assumed 9.0% annual rate and 10 year maturity. Interest expense of Syndicated Facility was calculated using 12-month LIBOR as of the date of actual borrowing of February 19, 2008 plus 1.5%; three-year maturity period is used for straight-line amortization of related debt issuance costs (for details please also refer to Note 1 above):

	Loan	Syndicated Facility	Total
Debt financing fee amortization	(1,300)	(8,833)	(10,133)
Interest expense	(135,000)	(85,613)	(220,613)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this Form 6-K. This discussion contains forward looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of numerous factors, including the risks discussed in the section of this Form 6-K entitled “Risk Factors” and elsewhere in this Form 6-K.

Unless otherwise indicated, historical information in this discussion and analysis relates to VimpelCom, while forward looking statements made in this discussion and analysis relate to our company, including Golden Telecom.

Overview

We are a telecommunications operator, providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia, covering territory with a total population of approximately 250.0 million. On February 28, 2008, we completed the acquisition of 100.0% of the outstanding shares of Golden Telecom, Inc., a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS. With our acquisition of Golden Telecom, we plan to transform VimpelCom into a leading integrated telecommunications provider in Russia and the CIS.

Our net operating revenues were US$7,171.1 million for the year ended December 31, 2007, compared to US$4,868.0 million for the year ended December 31, 2006. Our operating income was US$2,206.2 million for the year ended December 31, 2007, compared to US$1,397.3 million for the year ended December 31, 2006. Our net income was US$1,462.7 million for the year ended December 31, 2007, compared to US$811.5 million for the year ended December 31, 2006. On a pro forma basis after giving effect to the Golden Telecom acquisition, for the year ended December 31, 2007 our net operating revenues would have been US$8,360.7 million, our operating income would have been US$2,219.9 million and our net income would have been US$1,324.4 million.

As of December 31, 2007, our total number of mobile subscribers in Russia and the CIS was 51.7 million (including 42.2 million in Russia, 4.6 million in Kazakhstan, 2.1 million in Uzbekistan, 1.9 million in Ukraine, 0.4 million in Armenia, 0.3 million in Tajikistan and 0.1 million in Georgia). As of December 31, 2006, our total number of mobile subscribers in Russia and the CIS was 45.5 million (including 39.8 million in Russia, 3.1 million in Kazakhstan, 0.7 million in Uzbekistan, 1.5 million in Ukraine, 0.4 million in Armenia and 0.07 million in Tajikistan). As of December 31, 2007, Golden Telecom’s Business and Corporate Services line of business had 508,904 customer contracts and its Carrier and Operator Services line of business had 4,251 customer contracts. As of December 31, 2007, Golden Telecom had 471,487 broadband subscribers and approximately 36,500 mobile subscribers.

We currently operate our mobile telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan and Georgia primarily under the “Beeline” brand name. In Russia and other countries in the CIS, we offer many of our other fixed-line telecommunications and related services and Internet services under the Golden Telecom brand name, although, some recently acquired services still carry local brands.

Our selected financial data, consolidated financial statements and related notes included elsewhere in this Form 6-K and the following discussion and analysis reflect the contribution of the operators we acquired in the CIS countries from their respect dates of acquisition, and, as a result, include only two months of operating results for Ukraine for the fiscal year ended December 31, 2005, only 11 months of operating results for Uzbekistan for the fiscal year ended December 31, 2006, less than two months of operating results for Armenia for the fiscal year ended December 31, 2006, and six months of operating results for Georgia for fiscal year ended December 31, 2006.

Reportable Segments

As of December 31, 2007, our reportable segments were geographically based and included: (1) Russia, which includes the operating results of VimpelCom and all of our subsidiaries operating in Russia; (2) Kazakhstan, which includes the operating results of KaR-Tel and all of its subsidiaries; (3) Ukraine, which includes the operating results of URS; (4) Tajikistan, which includes the operating results of Tacom; (5) Uzbekistan, which includes the operating results of Unitel; (6) Georgia, which includes the operating results of Mobitel; and (7) Armenia, which includes the operating results of ArmenTel and its subsidiaries. Our management analyzes the reportable segments separately because of the different economic environments and the different stages of development of the markets for mobile telecommunications services in Russia compared to the CIS, which requires different investment and marketing strategies. For more information on our reportable segments, please see Note 16 to our audited consolidated financial statements included elsewhere in this Form 6-K.

As of December 31, 2007, Golden Telecom’s reportable segments were: (1) Business and Corporate Services; (2) Carrier and Operator Services; (3) Consumer Internet Services; and (4) Mobile Services. For more information on Golden Telecom’s reportable segments, please see Note 16 to Golden Telecom’s audited consolidated financial statements.

We are in the process of assessing our segment reporting as a result of our acquisition of Golden Telecom.

Recent Developments

On December 21, 2007, two of our subsidiaries and Golden Telecom, a facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008 with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly-owned subsidiary was merged with and into Golden Telecom and Golden Telecom became our indirect wholly-owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,315.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash less the exercise price relating to such options and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights.

In connection with our acquisition of Golden Telecom, on February 8, 2008, we entered into a facility agreement with ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners and Citibank International plc as agent. The facility comprises a 12-month bridge facility in an aggregate principal amount of US$1,500.0 million, maturing on February 8, 2009, and a syndicated three-year term loan facility in an aggregate principal amount of US$2,000.0 million, maturing on February 8, 2011. The bridge facility bears interest at a rate of LIBOR plus 0.75% per annum for the first six months, LIBOR plus 1.0% per annum for the next three months and LIBOR plus 1.25% per annum thereafter. The term loan facility bears interest at a rate of LIBOR plus 1.5% per annum. On February 19, 2008, we drew down US$3,500.0 million under this facility agreement. As of the date of this Form 6-K, the principal amount outstanding under this facility is US$3,500.0 million.

On February 13, 2008, we advanced to Crowell Investments Limited, or Crowell, a loan in the principal amount of US$350.0 million for a term of 18 months at an interest rate of 10.0%. Crowell owns 50.0% less one share of KaR-Tel’s parent company, Limnotex Developments Limited, or Limnotex. To secure its borrowing, Crowell gave us a security interest over 25.0% of the shares of Limnotex. The loan agreement was entered into after Crowell acquired the entire issued share capital of the parent company of LLC Sky Mobile, a mobile operator in Kyrgyzstan. In connection with the loan, Crowell granted our company two call options over the entire issued share capital of Sky Mobile’s parent company. In March 2008, KaR-Tel and Sky Mobile entered into a management agreement pursuant to which KaR-Tel will assist in operation and management of Sky Mobile’s mobile network and will assist Sky Mobile, on an exclusive basis, with provision of products and services in Kyrgyzstan.

On February 14, 2008, we signed a five-year loan agreement with Sberbank. The loan is for an aggregate principal amount of the Russian ruble equivalent of US$750.0 million and matures on February 13, 2013. The loan bears interest at a rate of 9.5% per annum for the first two years and 9.25% per annum for the third and subsequent years. On February 29, 2008, we drew down the Russian ruble equivalent of US$200.0 million under this loan. As of the date of this Form 6-K, the principal amount outstanding under this loan is US$200.0 million.

Trends in Operating Results

We have experienced significant growth in both our net operating revenues and operating income in recent years. We have increased both our operating revenues and operating income primarily by increasing our total mobile subscriber base, as well as by extracting additional revenues from our existing mobile subscribers. Our mobile subscriber base increased to 51.7 million as of December 31, 2007, from 45.5 million as of December 31, 2006. As of December 31, 2007, our operations in Russia and the CIS had 2.4 million and 3.8 million, respectively, net additional mobile subscribers. In the future, we expect our mobile subscriber growth will come primarily from our operations in countries where the mobile markets have not reached saturation, specifically, Kazakhstan, Uzbekistan, Armenia, Tajikistan and Georgia.

In 2007, the growth in our net operating revenues and operating income came predominantly from Russia, which represented 84.9% of our net consolidated operating revenue and 90.3% of our consolidated operating income, as compared to 90.4% and 100.4%, respectively, for 2006. The Russian mobile market, however, has approached saturation and as a result, we no longer expect to see large increases in our subscriber base in Russia. Even though our mobile subscriber base in Russia continued to grow, our total mobile subscriber market share in Russia decreased to 29.9% as of December 31, 2007, from 31.7%, as of December 31, 2006, and from 34.3% as of December 31, 2005. Such decreases were in large part due to intensified competition and marketing efforts by our competitors in Russia. As the mobile market in Russia has approached saturation, we are focusing less on subscriber market share growth and more on revenue growth in Russia.

In 2007, our total average monthly service revenues per subscriber, or ARPU, grew to US$12.1 from US$9.7 in 2006. This marked the second year in a row in which our total ARPU increased, reversing the earlier trend of decreasing total ARPU.

Our ARPU growth was predominantly fueled by an increase in ARPU in Russia, which increased to US$12.6 in 2007 from US$9.6 in 2006. In Russia, we continued to focus on growth in ARPU and revenue coupled with strict cost control in 2007. Other key components of our growth strategy in Russia will be to increase our share of the high value subscriber market, improve subscriber loyalty, and make selective acquisitions of regional operators.

In the CIS, we will focus on strengthening our commercial operations, in order to provide increased levels of coverage and service for our customers, and on subscriber growth. Most of the mobile markets in the CIS are still in a phase of rapid subscriber growth with penetration rates substantially lower than in Russia, including Kazakhstan (82.4%), Uzbekistan (22.0%), Tajikistan (30.2%), Georgia (55.8%) and Armenia (58.0%) As the infrastructure for mobile networks improves and the use of mobile devices becomes more widely-accepted, we expect substantial increases in the number of new subscribers using mobile services and we believe we are well-positioned to capitalize on this growth. Going forward, we expect the contribution of our mobile operations in these countries to our financial results to increase at a higher proportionate rate than our mobile operations in Russia. Like Russia, the mobile penetration rate in Ukraine is over 119.0% and accordingly, the opportunity for subscriber growth in Ukraine is less than the opportunity in other countries of the CIS in which we operate.

Golden Telecom has also experienced significant growth in both revenues and operating income in recent years. This growth has come predominantly from Golden Telecom’s Business and Corporate Services line of business and its Carrier and Operator Services line of business. Growth across Golden Telecom’s lines of business resulted primarily from growth in demand for its products caused by an improving macroeconomic environment in Russia, Ukraine and the CIS and the inflow of direct foreign investment into these countries, as well as Golden Telecom’s regional expansion and market segment expansion.

We expect revenues from the business currently comprising Golden Telecom’s Consumer Internet Services line of business to grow at a higher proportionate rate than the businesses currently comprising Golden Telecom’s other lines of business. We also expect the consolidation of Golden Telecom’s business into ours will have a somewhat dilutive effect on our margins due to the generally lower margins associated with fixed-line telecommunications businesses as compared to mobile businesses. In addition, the acquisition of Golden Telecom will result in a substantial increase in our goodwill. Also, in connection with the financing of our acquisition of Golden Telecom our indebtedness has increased substantially, and interest expense in connection with this indebtedness will have a negative impact on our net income going forward. Furthermore, our depreciation and amortization expense going forward will reflect an increase due to the step-up in value of the Golden Telecom assets recorded as a result of the acquisition.

Certain Performance Indicators

The following discussion analyzes certain operating data, such as subscriber data, total average monthly minutes of use per subscriber, or MOU, ARPU and churn rate that are not included in our financial statements included in this Form 6-K. We provide this operating data because it is regularly reviewed by management and because management believes it is useful in evaluating our performance from period to period as set out below. We believe that presenting information about subscriber data, MOU and ARPU is useful in assessing the usage and acceptance of our mobile products and services, and that presenting our churn rate is useful in assessing our ability to retain mobile subscribers.

Subscriber Data

We offer both contract and prepaid services to our mobile subscribers. As of December 31, 2007, we had approximately 51.7 million active mobile subscribers, representing 81.7% of our approximately 63.3 million registered subscribers. An “active subscriber” is a subscriber whose activity resulted in income to our company during the most recent three months and who remains in the base at the end of the reported period. Such activity includes all incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, MMS, data transmission and receipt sessions, but does not include incoming SMS and MMS sent by our company or abandoned calls. A “registered subscriber” is an authorized user of cellular services using one SIM card (GSM/3G) with one or several selective numbers. We believe that the active subscriber definition is a better criterion for analyzing our subscriber base and is more in line with international standards. We also believe that registered subscriber figures have become irrelevant for operational purposes. As a result, we provide the subscriber data and calculations of MOU and ARPU herein on the basis of active subscribers. This additional operating information may not be uniformly defined by companies operating in this sector and, accordingly, may not be comparable with similarly titled measures and disclosures by our competitors. We provide market share data herein on the basis of our registered subscribers because the information is based on information reported by an independent third party, who continues to base its calculations on registered subscribers. Although we also provide the churn information contained herein on the basis of our registered subscribers, we plan on reporting churn on the basis of active subscribers with the period beginning January 1, 2008 because we believe the registered subscriber figures have become irrelevant for operational purposes.

The following table indicates our mobile subscriber figures, as well as our prepaid mobile subscribers as a percentage of our total mobile subscriber base, for the periods indicated:

	As of December 31,
	2007	2006	2005
Russia	42,221,252	39,782,690	35,936,356
Kazakhstan	4,603,300	3,052,878	1,813,938
Ukraine	1,941,251	1,523,682	249,189
Tajikistan	339,393	72,028	—
Uzbekistan	2,119,612	700,470	—
Armenia	442,484	415,965	—
Georgia	72,655	—	—
Total number of subscribers	51,739,947	45,547,713	37,999,483
Percentage of prepaid subscribers	95.9%	96.2%	96.5%

Russia. As of December 31, 2007, we had approximately 42.2 million mobile subscribers in Russia, representing an increase of approximately 6.1% over the approximately 39.8 million mobile subscribers as of December 31, 2006. According to independent estimates, as of December 31, 2007 we had a 29.9% share of the Russian mobile market. Most of our subscriber growth in Russia in 2007 came from the regions outside the Moscow license area, where our subscriber base increased to 34.0 million as of December 31, 2007, from 31.5 million as of December 31, 2006.

Kazakhstan. As of December 31, 2007, we had approximately 4.6 million mobile subscribers in Kazakhstan, representing an increase of approximately 50.8% over the approximately 3.1 million mobile subscribers as of December 31, 2006. According to independent estimates, as of December 31, 2007, we had a 46.5% of the Kazakh mobile market. Our increase in subscriber base in Kazakhstan was primarily due to the continuing growth of mobile penetration in the country.

Ukraine. As of December 31, 2007, we had approximately 1.9 million mobile subscribers in Ukraine, representing an increase of approximately 27.4% over the approximately 1.5 million mobile subscribers as of December 31, 2006. According to independent estimates, as of December 31, 2007, we had a 4.8% share of the Ukrainian mobile market. The increase in our subscriber base in Ukraine was primarily due to the significant improvement of our network coverage and the accelerated roll-out of our service that enabled us to attract additional subscribers nationwide.

Tajikistan. As of December 31, 2007, we had approximately 340,000 mobile subscribers in Tajikistan, representing an increase of approximately 371.4% over the approximately 72,000 mobile subscribers as of December 31, 2006. According to independent estimates, as of December 31, 2007, we had an 18.1% share of the Tajik mobile market. The increase in our subscriber base in Tajikistan was primarily due to of our efforts to grow our subscriber base by offering attractive starter tariff packages at competitive prices and additional mobile services to our subscribers.

Uzbekistan. As of December 31, 2007, we had approximately 2.1 million mobile subscribers in Uzbekistan, representing an increase of approximately 202.6% over the approximately 700,000 mobile subscribers as of December 31, 2006. According to independent estimates, as of December 31, 2007, we had a 37.3% share of the Uzbek mobile market. The increase in our subscriber base in Uzbekistan was primarily due to our network development and active sales strategy. Mobile penetration in Uzbekistan remains low at 22.0%, so we are focusing our efforts on network rollout and active marketing to rapidly grow our mobile subscriber base.

Armenia. As of December 31, 2007, we had approximately 442,500 mobile subscribers in Armenia, representing an increase of approximately 6.4% over the approximately 416,000 mobile subscribers as of December 31, 2006. According to independent estimates, as of December 31, 2007, we had a 26.1% share of the Armenian mobile market. The increase in our subscriber base in Armenia was primarily due to growth in mobile penetration.

Georgia. We launched commercial operations in Georgia in March 2007 and as of December 31, 2007 we had approximately 73,000 mobile subscribers. According to independent estimates, as of December 31, 2007, we had a 3.7% share of the Georgian mobile market. We are continuing to build the network and develop our sales and distributions channels in Georgia.

MOU

MOU is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

The following tables show our MOU for our mobile subscribers for the periods indicated:

	Year ended December 31,
	2007	2006	2005
Russia	192.1	145.9	120.4
Kazakhstan	94.6	70.4	55.3
Ukraine	163.2	149.7	36.2
Tajikistan	220.6	121.1	—
Uzbekistan	274.0	320.5	—
Armenia	169.9	178.0	—
Georgia	102.5	—	—
Total MOU	185.2	143.4	117.6

Russia. In 2007, our MOU in Russia increased by 31.7% to 192.1 from 145.9 in 2006. The increase in MOU in Russia was primarily attributable to national marketing campaigns aimed at increasing local traffic, which offered discounts and attractive prices on outgoing traffic to our subscribers.

Kazakhstan. In 2007, our MOU in Kazakhstan increased by 34.4% to 94.6 from 70.4 in 2006. The increase in MOU was attributable to growth in our subscriber base and an increase in and improvement of our network coverage. The launch of three new price plans on the mass market and the launch of a campaign offering off-peak discounts also resulted in MOU growth.

Ukraine. In 2007, our MOU in Ukraine increased by 9.0% to 163.2 from 149.7 in 2006. We attribute the increase to network development throughout Ukraine, improved service quality and marketing campaigns offering discounts and free minutes of usage to subscribers.

Tajikistan. In Tajikistan in 2007 we nearly doubled MOU mainly because of growth in both subscribers and traffic.

Uzbekistan. In 2007, our MOU in Uzbekistan decreased 14.5% to 274.0 from 320.5 in 2006. Our MOU decreased due to an increase in our subscriber base, a high proportion of which consisted of lower income mass market subscribers, who typically use their cellular telephone less than higher income subscribers.

Armenia. In 2007, our MOU in Armenia decreased by 4.5% to 169.9 from 178.0 in 2006. Our MOU decreased due to the fact that MOU for 2006 represents only the last two months of 2006 where there is typically higher mobile usage due to holidays.

ARPU

We calculate ARPU, a non-U.S. GAAP financial measure, by dividing our service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of our active mobile subscribers during the period and dividing by the number of months in that period. Reconciliation of ARPU to service revenues, the most directly comparable U.S. GAAP financial measure, is presented below in “— Additional Reconciliation of Non-U.S. GAAP Financial Measures (Unaudited).” We believe that ARPU provides useful information to investors because it is an indicator of the performance of our mobile operations and assists management in budgeting. We also believe that ARPU provides management with useful information concerning usage and acceptance of our mobile services. ARPU should not be viewed in isolation or as an alternative to other figures reported under U.S. GAAP.

The following table shows our ARPU for the periods indicated:

	Year ended December 31,
	2007		2006		2005
Russia	US$	12.6	US$	9.6	US$	8.5
Kazakhstan	US$	13.1	US$	12.6	US$	11.3
Ukraine	US$	4.7	US$	5.0	US$	4.3
Tajikistan	US$	9.7	US$	6.8		—
Uzbekistan	US$	7.1	US$	11.9		—
Armenia	US$	16.7	US$	17.0		—
Georgia	US$	7.4		—		—
Total ARPU	US$	12.1	US$	9.7	US$	8.7

Russia. In 2007, our ARPU in Russia increased by 31.3% to US$12.6 from US$9.6 in 2006. The increase in ARPU in 2007 was primarily attributable to the increased traffic on our network, improved quality of our mobile subscriber base, an increase in interconnect fees between mobile operators and the introduction of a first-minute charge on certain tariff plans. Additionally, ARPU increased in 2007 in part due to our switch to Russian ruble denominated tariffs, which reduced the negative effect on revenues of the depreciating Russian ruble value of the U.S. dollar, and the implementation of a fixed exchange rate for our U.S dollar linked tariffs, which was set at a Russian ruble/U.S. dollar exchange rate that was above the official exchange rate.

Kazakhstan. In 2007, our ARPU in Kazakhstan increased by 4.0% to US$13.1 from US$12.6 in 2006. The increase in 2007 was the result of our successful marketing campaigns, including the launch of new tariff plans designed to stimulate traffic among our subscribers.

Ukraine. In 2007, our ARPU in Ukraine decreased by 6.0% to US$4.7 from US$5.0 in 2006. The decline in 2007 was the result of an increased number of mass market subscribers as a proportion of our total subscriber base in Ukraine and a general reduction in tariffs resulting from increased competition in the market. Mass market subscribers generally have lower ARPU compared to corporate and business subscribers.

Tajikistan. In 2007, our ARPU in Tajikistan increased by 42.6% to US$9.7 from US$6.8 in 2006. The increase in ARPU in 2007 was primarily attributable to the end of promotional tariffs launched in 2006 at the start of commercial operations.

Uzbekistan. In 2007, our ARPU in Uzbekistan decreased by 40.3% to US$7.1 from US$11.9 in 2006 mainly due to the rapid growth of our subscriber base and the geographic expansion of our mobile operations within Uzbekistan, which resulted in lower MOU as we increased coverage of regions with lower income mass market subscribers.

Armenia. In 2007, our ARPU in Armenia decreased by 1.8% to US$16.7 from US$17.0 in 2006 as a result of lower MOU due to a growing portion of our mobile subscriber base being comprised of mass market subscribers.

Churn rate

We define our churn rate as the total number of registered subscribers disconnected from our network within a given period expressed as a percentage of the midpoint of registered subscribers in our network at the beginning and end of that period. Contract subscribers are disconnected if they have not paid their bills for up to two months. Prepaid subscribers are disconnected in two cases: (1) an account has been blocked after the balance drops to US$0 or below for up to six months or (2) an account showed no chargeable transaction for up to ten months. The exact number of months prior to disconnection varies by country and depends on the legislation and market specifics. Policies regarding the calculation of churn differ among operators.

Migration between prepaid and contract forms of payment is technically recorded as churn, which contributes to our churn rate even though we do not lose those subscribers. Similarly, prepaid customers who change tariff plans by purchasing a new SIM card with our company are also counted as churn.

The following table shows our churn rates for the periods indicated:

	Year ended December 31,
	2007	2006	2005
Russia	32.9%	35.4%	30.4%
Kazakhstan	23.5%	32.8%	30.3%
Ukraine	61.8%	18.6%	—
Tajikistan	4.6%	95.1%	—
Uzbekistan	61.7%	44.9%	—
Armenia	49.7%	9.1%	—
Georgia	1.0%	—	—
Total Churn	34.1%	35.1%	30.4%

In general, a high level of churn is typical in mobile markets where a large proportion of the subscribers are prepaid or mass market subscribers, such as in Russia and the CIS. We believe the reduction in our total churn rate in 2007 compared to 2006 is due to intense seasonal promotional campaigns in Russia introduced by us and our competitors. The reduction in our churn rate in Kazakhstan in 2007 compared to 2006 was due to improved network quality and reduced tariffs. The high churn rates in Ukraine and Uzbekistan in 2007 were due to a change in our subscriber calculation policy in each country, pursuant to which we decreased the period of subscriber registration in the total base from six to three months, in order to be consistent with our policy in Russia. We believe the increase in our churn rate in Armenia in 2007 compared to 2006 was due to switching to a new billing system for prepaid subscribers that better monitored those subscribers that should have been disconnected from our network due to lack of activity for three months. This resulted in a significant one-time churn of subscribers. The relatively high churn rate in Tajikistan in 2006 was due to the large number of subscribers disconnected and counted as churn following the application of our churn policy to our subsidiary Tacom following our acquisition.

Acquisitions

Our significant acquisitions from 2005, 2006 and 2007 are summarized below. The financial results of the companies acquired as set out below have been consolidated into our financial statements since the first date of acquisition. For more information on our significant acquisitions and dispositions, see “—Liquidity and Capital Resources—Investing activities.”

Company(1)	License Area	Date	Total Purchase Price	Total Stake Acquired	Approximate Number of Subscribers on Date of Acquisition
Sakhalin Telecom Mobile	Russia—territory of Sakhalin (Far East super-region)	July 2005 and September 2005	US$54.4 million	89.6%	96,000

URS	Ukraine	November 2005	US$231.2 million plus the assumption of approximately US$23.5 million in debt	100.0%	240,000

Tacom(2)	Tajikistan	December 2005 and December 2006	US$16.1 million	80.0%	10,000

Buztel(3)	Uzbekistan	January 2006	US$60.0 million plus the assumption of approximately US$2.4 million in debt	100.0%	2,500

Unitel(4)	Uzbekistan	February 2006	US$200.0 million plus the assumption of approximately US$7.7 million in debt	100.0%	364,000

Mobitel(5)	Georgia	July 2006	US$12.6 million plus the assumption of US$0.2 million in debt	51.0%	—

ArmenTel	Armenia	November 2006 and April 2007	US$501.0 million 100.0% 400,000 mobile 600,000 fixed-line

Limited Liability Company Dominanta”(6)	Russia- Moscow	December 2006	US$10.5 million	75.0%	—

Limited Liability Partnership “Teta Telecom”(7)	Kazakhstan	December 2006 -September 2007	US$10.1 million	100.0%	—

Closed Joint Stock Company “Corporation Severnaya “Korona”	Russia-Irkutsk Region (Far East super-region)	August 2007	US$234.2 million	100.0%	571,000

(1)	For information about the licenses held by these companies at the time we acquired them, please see the section of this Form 6-K entitled “Our Company.” For more information about how we accounted for each acquisition, please see Note 3 to our audited consolidated financial statements included elsewhere in this Form 6-K.

(2)	We entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interest held by the remaining shareholders under certain circumstances for a price specified in a prescribed formula.
(3)	Buztel was merged into Unitel in July 2006.
(4)	In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted to the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0 million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2007, principal amount of debt outstanding under this agreement was US$26.0 million.
(5)	We entered into a shareholders agreement with the remaining shareholder of Mobitel that grants us an option to acquire its entire interest under certain circumstances for a price specified in a prescribed formula.
(6)	We entered into a shareholders agreement with the remaining shareholder of Dominanta that granted us an option to acquire the entire remaining interest held by the shareholder and, simultaneously, we granted the remaining shareholder an option to sell to us its entire remaining interest under certain circumstances for a price to be determined based on a prescribed procedure.
(7)	Teta Telecom is a holding company that holds 100.0% of Limited Liability Partnership “KZ Trans,” a fiber optic operator in Kazakhstan, and a minority interest in Limited Liability Partnership “TNS-Plus,” which holds a license for long distance operations. Subsequent to our purchase of Teta Telecom, Teta Telecom increased its stake in TNS-Plus from 2.0% to 49.0% for a total equity contribution of approximately US$4.5 million. Teta Telecom also has a right to acquire an additional 2.0% interest in TNS-Plus (bringing its total shareholding to 51.0%) upon a change in Kazakh legislation allowing foreign entities to control long-distance operators.

On February 28, 2008, we completed our acquisition of 100.0% of Golden Telecom. We began consolidating Golden Telecom’s financial results into our financial statements as of March 1, 2008.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Equipment financing obligations and capital lease obligations were combined in the line “Bank loans and other debt” from the line “Accrued liabilities.” Please see Note 2 to our audited consolidated financial statements included elsewhere in this Form 6-K.

Revenues

During the three years ended December 31, 2007, we generated revenues from providing telecommunications services and selling handsets and accessories and other revenues. Our primary sources of revenues consisted of:

Service Revenues

Our service revenues included revenues from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services such as messaging, mobile internet, and “infotainment.”

Sales of Handsets and Accessories and Other Revenues

We sold mobile handsets and accessories to our subscribers. Our other revenues included, among other things, rental of base station sites

Expenses

During the three years ended December 31, 2007, we had two categories of expenses directly attributable to our revenues: service costs and the costs of handsets and accessories.

Service Costs

Service costs included interconnection and traffic costs, channel rental costs, telephone line rental costs, roaming expenses and charges for connection to special lines for emergencies.

Costs of Handsets and Accessories

Our costs of handsets and accessories sold represented the amount that was payable for this equipment, net of VAT. We purchased handsets and accessories from third party manufacturers for resale to our subscribers for use on our networks.

Operating Expenses

In addition to service costs and the costs of handsets and accessories, during the three years ended December 31, 2007 our operating expenses included:

Selling, general and administrative expenses. Our selling, general and administrative expenses include:

•	dealers’ commissions;

•	salaries and outsourcing costs, including related social contributions required by Russian law;

•	stock price-based compensation expenses;

•	marketing and advertising expenses;

•	repair and maintenance expenses;

•	rent, including lease payments for base station sites;

•	utilities; and

•	other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Depreciation and amortization expense. We depreciated the capitalized costs of our tangible assets, which consisted mainly of telecommunications equipment and buildings owned by us. We amortized our intangible assets, which consisted primarily of telecommunications licenses and frequency allocations, telephone line capacity for local numbers in Russia and the CIS and customer relations acquired in business combinations.

Provision for doubtful accounts. We included in our operating expenses an estimate of the amount of our accounts receivable that we believe will ultimately be uncollectible. We based the estimate on historical data and other relevant factors, such as a change in tariff plans from pre-paid to post-paid.

Interest expense. We incurred interest expense on our vendor financing agreements, loans from banks, capital leases and other borrowings. Our interest bearing liabilities carry both fixed and floating interest rates. On our borrowings with a floating interest rate, the interest rate is linked either to LIBOR or to EURIBOR. Our interest expense depends on a combination of prevailing interest rates and the amount of our outstanding interest bearing liabilities.

Income tax expense. Income tax expense included both current and deferred tax expense. The statutory income tax rate in Russia is 24.0%. The statutory income tax rate in Kazakhstan is 30.0%. The statutory income tax rate in Ukraine and Tajikistan is 25.0%. The statutory income tax rate in Armenia and Georgia is 20.0%. In Uzbekistan there is a complex income tax regime that results in an effective income tax rate of approximately 17%.

Results of Operations

The following is a discussion of VimpelCom’s results of operations for the periods indicated. Golden Telecom’s results of operations were not consolidated with VimpelCom’s results of operations as of December 31, 2007 and, consequently, are not discussed below.

The table below shows, for the periods indicated, the following statement of operations data expressed as a percentage of net operating revenues.

	Year ended December 31,
	2007	2006	2005
Consolidated statements of income

Operating revenues:
Service revenues	99.9%	99.6%	98.9%
Sales of handsets and accessories	0.1%	0.3%	0.9%
Other revenues	0.1%	0.1%	0.2%
Total operating revenues	100.1%	100.0%	100.0%
Less revenue based taxes	(0.1)%	—	—
Net operating revenues	100.0%	100.0%	100.0%

Operating expenses:
Service costs	18.3%	17.9%	16.0%
Cost of handsets and accessories	0.1%	0.4%	0.9%
Selling, general and administrative expenses	30.8%	30.9%	33.8%
Depreciation	16.3%	18.0%	14.0%
Amortization	3.1%	3.7%	4.4%
Provision	0.6%	0.4%	0.4%
Total operating expenses for doubtful accounts	69.2%	71.3%	69.5%
Operating income	30.8%	28.7%	30.5%

	Year ended December 31,
	2007	2006	2005
Consolidated statements of income
Other income and expenses:
Interest income	0.5%	0.3%	0.3%
Net foreign exchange gain	1.0%	0.5%	0.2%
Interest expense	(2.7)%	(3.8)%	(4.6)%
Other income (expenses)	0.04%	(0.8)%	(0.2)%
Total other income and expenses	(1.2)%	(3.8)%	(4.3)%
Income before income taxes, minority interest and cumulative effect of change in accounting principle	29.6%	24.9%	26.2%
Income tax expense	8.3%	8.0%	6.9%
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	0.9%	0.2%	0.1%
Income before cumulative effect of change in accounting principle	20.4%	16.7%	19.2%
Cumulative effect of change in accounting principle	—	0.04%	—
Net income	20.4%	16.7%	19.2%

The tables below show for the periods indicated, selected information about the results of operations in each of our geographic segments. For more information regarding our segments, see Note 16 to our audited consolidated financial statements included elsewhere in this Form 6-K.

Russia

	Years ended December 31,
	2007	2006	% change	2006	2005	%change
	(In millions of U.S. dollars, except % change)
Total net operating revenues from external customers	6,090.3	4,400.3	38.4	4,400.3	3,032.9	45.1
Depreciation and amortization	1,109.0	900.3	23.2	900.3	535.4	68.2
Operating income	1,991.8	1,403.2	41.9	1,403.2	972.7	44.3
Income before income taxes and minority interest	1,937.1	1,231.3	57.3	1,231.3	847.1	45.4
Income tax expense	514.8	373.7	37.8	373.7	226.8	64.8
Net income	1,422.3	857.6	65.8	857.6	620.3	38.3

Kazakhstan

	Years ended December 31,
	2007	2006	% change	2006	2005	%change
	(In millions of U.S. dollars, except % change)
Total net operating revenues from external customers	607.6	350.0	73.6	350.0	176.1	98.8
Depreciation and amortization	105.8	93.0	13.8	93.0	55.1	68.8
Operating income	216.8	47.6	355.5	47.6	9.6	395.8
Income before income taxes and minority interest	215.4	41.1	424.1	41.1	(2.1)	—
Income tax expense	73.8	21.3	246.5	21.3	(4.4)	—
Net income	141.6	19.8	615.1	19.8	2.3	760.9

Ukraine

	Year ended December 31, 2007	Year ended December 31, 2006	% change	Year ended December 31, 2006	November 1 to December 31, 2005
	(In millions of U.S. dollars, except % change)
Total net operating revenues from external customers	105.5	33.7	213.0	33.7	2.0
Depreciation and amortization	43.7	27.0	61.9	27.0	2.8
Operating income	(43.2)	(61.7)	—	(61.7)	(4.2)
Income before income taxes and minority interest	(62.7)	(68.6)	—	(68.6)	(4.5)
Income tax expense	(3.1)	(7.6)	—	(7.6)	(0.5)
Net income	(59.6)	(61.0)	—	(61.0)	(4.0)

Tajikistan

	Year ended December 31, 2007	Year ended December 31, 2006	% change
	(In millions of U.S. dollars, except % change)
Total net operating revenues from external customers	23.7	1.2	1,903.8
Depreciation and amortization	4.0	1.0	300.2
Operating income	(1.2)	(3.4)	—
Income before income taxes and minority interest	(4.5)	(4.4)	—
Income tax expense	1.3	—	—
Net income	(5.8)	(4.4)	—

Uzbekistan

	Year ended December 31, 2007	February 1, 2006 to December 31, 2006
	(In millions of U.S. dollars)
Total net operating revenues from external customers	107.4	55.4
Depreciation and amortization	29.2	20.2
Operating income	25.5	11.9
Income before income taxes and minority interest	21.6	10.8
Income tax expense	2.0	2.6
Net income	19.6	8.2

Georgia

	Year ended December 31, 2007	July 1, 2006 to December 31, 2006
	(In millions of U.S. dollars)
Total net operating revenues from external customers	1.5	—
Depreciation and amortization	7.2	1.9
Operating income	(14.6)	(2.5)
Income before income taxes and minority interest	(14.1)	(2.1)
Income tax expense	0.8	—
Net income	(14.9)	(2.0)

Armenia

	Year ended December 31, 2007	November 16, 2006 to December 31, 2006
	(In millions of U.S. dollars)
Total net operating revenues from external customers	235.1	27.4
Depreciation and amortization	91.6	11.1
Operating income	31.1	2.2
Income before income taxes and minority interest	27.6	4.0
Income tax expense	4.4	0.7
Net income	23.2	3.3

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Operating Revenues

Our net operating revenues increased by 47.3% to US$7,171.1 million during 2007 from US$4,868.0 million during 2006. Net operating revenues from our operations in Russia, excluding intragroup transactions, increased by 38.4% to US$6,090.3 million during 2007 from US$4,400.3 million during 2006. Net operating revenues from our operations in Russia constituted 84.9% of our total net operating revenues during 2007 compared to 90.4% in 2006.

We increased our net operating revenues in 2007 primarily as a result of increased traffic on our network, improved ARPU, an increase in interconnect fees between mobile operators and a full year of consolidation of the results of our Armenian operations, which we acquired in November 2006.

Service revenues. Our service revenues increased by 47.7% to US$7,161.8 million during 2007 from US$4,847.7 million during 2006. Service revenues constituted approximately 99.9% and 99.6% of our net operating revenues for the years ended December 31, 2007 and 2006, respectively. Our service revenues include revenue from airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, charges from value added services and roaming charges.

During 2007, we generated US$4,831.4 million of our services revenues from airtime charges from contract and prepaid subscribers and monthly contract fees, or 67.4% of net operating revenues, compared to US$3,415.4 million, or 70.1% of net operating revenues in 2006. The increase was primarily related to increased traffic on our network.

During 2007, we generated US$1,053.5 million of our service revenues from interconnect revenues, or 14.7% of net operating revenues, compared to US$503.9 million, or 10.3% of net operating revenues in 2006. This increase was primarily related to the introduction of CPP in Russia in July 2006. Specifically, in response to the introduction of CPP in Russia we began to charge fixed-line operators rather than our subscribers for incoming calls, we increased interconnect fees with other mobile operators and we increased pricing on some tariff plans. The increase in our interconnect revenues in 2007 was also due to increased traffic on our network.

During 2007, we generated US$868.5 million of our service revenues from value added services, or 12.1% of net operating revenues, compared to US$641.2 million, or 13.2% of net operating revenues in 2006. In Russia, we generated US$761.9 million of revenues from value added services, or 87.7% of our revenues from value added services, in 2007, compared with US$603.3 million of revenues from value added services, or 94.1% of our revenues from value added services, in 2006. We did not derive a significant amount of revenue from value added services in the CIS. The increase in our value added services revenues was primarily due to increased consumption of value added services in Russia during 2007 compared to 2006 as a result of our promotional and marketing campaigns.

During 2007, we generated US$241.4 million of our service revenues from roaming revenues generated by our subscribers, or 3.4% of net operating revenues, compared to US$149.5 million, or 3.0% of net operating revenues in 2006. During 2007, we generated US$155.0 million of our service revenues from roaming revenues received from other mobile services operators for providing roaming services to their subscribers, or 2.2% of net operating revenues, compared to US$126.8 million, or 2.6% of net operating revenues in 2006. These increases were primarily due to improved and expanded network coverage and an increase roaming activity due to an increase travel by our subscribers and persons roaming on our network.

Revenues from sales of handsets and accessories. Revenues from sales of handsets and accessories during 2007 decreased by 66.3% to US$6.5 million from US$19.3 million during 2006, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales from our company). We are shifting away from the sale of handsets.

Operating Expenses

Our total operating expenses increased by 43.0% to US$4,964.9 million during 2007 from US$3,470.7 million during 2006. Total operating expenses from our operations in Russia increased by 36.8% to US$4,101.8 million during 2007 from US$2,998.6 million during 2006. Total operating expenses from our operations in Russia constituted 82.6% of our total operating expenses during 2007 compared to 86.4% in 2006.

Service costs. Our service costs increased by 50.1% to US$1,309.3 million during 2007 from US$872.4 million during 2006. As a percentage of total operating expenses, our service costs increased to 26.4% during 2007 from 25.1% during 2006. Our gross margin percentage remained stable at 81.7% during 2007, the same as in 2006. Gross margin is defined as net operating revenues less selected operating costs (specifically, service costs and costs of handsets and accessories).

Our service costs increased slightly relative to the growth in operating revenues primarily due to the introduction of CPP as the interconnect fees per minute charged to our company increased due to revised payment terms with other mobile and fixed-line operators. As a percentage of net operating revenues, our service costs increased to 18.3% during 2007 from 17.9% during 2006.

Cost of handsets and accessories. Our cost of handsets and accessories decreased by 68.3% to US$5.8 million during 2007 from US$18.3 million during 2006. This decrease was primarily due to the decreased volume of sales of handsets. Our cost of handsets and accessories as a percentage of net operating revenues declined to 0.1% during 2007 compared to 0.4% during 2006.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 46.7% to US$2,206.3 million during 2007 from US$1,503.6 million during 2006. The increase in selling, general and administrative expenses during 2007 resulted primarily from: (1) a US$159.1 million increase in stock pricebased compensation expenses due to new options granted under our stock based compensation plans in 2007 and rapid appreciation of VimpelCom’s share price in 2007; (2) a US$144.3 million increase in salaries and bonuses due to the launch of new bonus programs for our employees; (3) a US$127.3 million increase in dealers’ commissions and advertising expenses relating to the acquisition of new subscribers; (4) a US$88.4 million increase in technical support and maintenance expenses due to increased equipment-related costs and payments for licenses, frequencies and permissions; (5) an approximately US$41.1 million increase in rent, utilities and repair of offices due to annual increase in fees for services and opening of new offices; (6) an approximately US$27.9 million increase in software support; (7) a US$23.4 million increase in property and other taxes due to our overall growth in 2007; (8) a US$22.9 million increase in dealer commissions for the sale of prepaid subscriber cards and payment commissions relating to existing subscribers; (9) a US$17.5 million increase in required payments to the “universal services fund”; and (10) a US$50.8 million increase in other expenses due to increase business activity in both Russia and the CIS.

As a percentage of net operating revenues, our selling, general and administrative expenses remained level at 30.8% during 2007 compared to 30.9% during 2006.

Depreciation and amortization expense. Our depreciation and amortization expense increased by 31.9% to US$1,390.6 million in 2007 from US$1,054.5 million during 2006. The overall increase in depreciation and amortization expense was due primarily to continuing capital expenditures in Russia, Kazakhstan, Ukraine and Tajikistan, coupled with the first full year consolidation of the amortization expenses of Unitel, Mobitel and ArmenTel, all of which we acquired in 2006.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 142.2% to US$52.9 million during 2007 from US$21.8 million during 2006. As a percentage of net operating revenues, provision for doubtful accounts increased to 0.6% in 2007 compared to 0.4% in 2006 due to the increase in negative balances of prepaid subscribers, the extension of post-paid tariff plans and recent acquisitions in the CIS.

Operating Income

Primarily as a result of the foregoing, our operating income increased by 57.9% to US$2,206.2 million during 2007 from US$1,397.3 million during 2006. During 2007, our operating income in Russia grew by 41.9% to US$1,991.8 million compared to US$1,403.2 million during 2006. This growth in Russia was primarily attributable to increased traffic on our networks, an increase in interconnect charges between mobile operators, as well as management’s efforts to control costs. In 2007, our operating income in Kazakhstan grew by 355.5% to US$216.8 million compared to US$47.6 million in 2006 primarily due to an increase in our subscriber base, along with a stable ARPU. In 2007, we had an operating loss of US$43.2 million in Ukraine compared with US$61.7 million operating loss in 2006. The improvement in our operating loss was primarily due to the costs associated with launching our re-branded commercial operations in April 2006 and significant growth of advertising expenses due to active sales and subscriber base growth and the opening of branches countrywide, which resulted in technical and administrative expense growth in 2006. In 2007, our operating income in Uzbekistan grew by 114.3% to US$25.5 million compared to US$11.9 million during 2006 primarily due to significant growth in our subscriber base which lead to an increase of net operating revenues. We believe that the increase in our total operating income in 2007 was primarily attributable to our focus on revenue growth and increasing ARPU, which, when combined with our efforts to control costs relative to growth, resulted in an increase in our operating income during 2007.

Other Income and Expenses

Interest expense. Our interest expense increased 4.5%to US$194.8 million during 2007 from US$186.4 million during 2006. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2007.

Foreign currency exchange gain/loss. We recorded a US$73.0 million foreign currency exchange gain during 2007 as compared to a US$24.6 million foreign currency exchange gain during 2006. The appreciation of the Russian ruble against the U.S. dollar during 2007 resulted in a significant foreign exchange gain during 2007 from a corresponding revaluation of our U.S. dollar denominated financial liabilities under our loan agreements. In order to reduce our foreign currency risk, in November 2006, we entered into a series of forward agreements to acquire US$972.7 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million). In March and August 2007, we entered into a series of forward agreements to acquire US$173.6 million in Russian rubles to hedge our short-term US dollar denominated liabilities due in the first and second quarters of 2008 (including a zero-cost collar agreement in the principal amount of US$120.6 million). As of December 31, 2007, we had swap and forward agreements to purchase U.S. dollars for Russian rubles in an aggregate amount of US$220.8 million. In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2007, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$90.3 million.

Income tax expense. Our income tax expense increased 52.0% to US$593.9 million during 2007 from US$390.7 million during 2006. This income tax expense consisted of current and deferred taxes. The increase was primarily due to the increase in our taxable income. Our effective income tax rate of 28.0% during 2007 was lower than our effective income tax rate of 32.2% in 2006.

Net income and net income per share. In 2007, our net income was US$1,462.7 million, or US$28.78 per common share (US$1.44 per ADS), compared to US$811.5 million or US$15.94 per common share (US$0.80 per ADS) during 2006. In 2007, we reported diluted net income of US$28.78 per common share (US$1.44 per ADS), compared to diluted net income of US$15.93 per common share (US$0.79 per ADS) during 2006.

The table below provides selected information about net income of our seven reportable segments for the year ended December 31, 2007 compared to the year ended December 31, 2006 (in millions of U.S. dollars):

	As of December 31,
	2007	2006
Net Income:
Russia	1,422.3	857.6
Kazakhstan	141.6	19.8
Ukraine	(59.6)	(61.0)
Tajikistan	(5.8)	(4.4)
Uzbekistan	19.6	8.2
Georgia	(14.9)	(2.0)
Armenia	23.2	3.3
Intersegment transactions and minority interest	(63.7)	(8.1)
Cumulative effect of changes in accounting principles	—	(1.9)
Total Net Income	1,462.7	811.5

The increase in our total net income in 2007 was primarily attributable to the reasons set out above.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Operating Revenues

Our net operating revenues increased by 51.6% to US$4,868.0 million during 2006 from US$3,211.1 million during 2005. Net operating revenues from our operations in Russia, excluding intragroup transactions, increased by 45.1% to US$4,400.3 million during 2006 from US$3,033.0 million during 2005. Net operating revenues from our operations in Russia constituted 90.4% of our total net operating revenues during 2006 compared to 94.5% in 2005.

We increased our net operating revenues in 2006 primarily as a result of the improved quality of our subscriber base, increased traffic on our network, an increase in interconnect fees between mobile operators, a conservative pricing policy and the introduction of a first-minute charge on certain tariff plans, as well as our switch to Russian ruble denominated tariffs and the implementation of a fixed exchange rate for our U.S dollar linked tariffs.

Service revenues. Our service revenues increased by 52.7% to US$4,847.7 million during 2006 from US$3,175.2 million during 2005. Service revenues constituted approximately 99.6% and 98.9% of our net operating revenues for the years ended December 31, 2006 and 2005, respectively.

During 2006, we generated US$3,415.4 million of our services revenues from airtime charges from contract and prepaid subscribers and monthly contract fees, or 70.2% of net operating revenues, compared to US$2,394.9 million, or 74.6% of net operating revenues in 2005. The increase was primarily related to increased traffic on our network.

During 2006, we generated US$503.9 million of our service revenues from interconnect revenues, or 10.3% of net operating revenues, compared to US$83.1 million, or 2.6% of net operating revenues in 2005. This increase was primarily related to changes implemented by us in connection with the introduction of CPP in July 2006. Specifically, in response to the introduction of CPP we began to charge fixed-line operators rather than our subscribers for incoming calls, we increased interconnect fees with other mobile operators and we increased pricing on some tariff plans.

During 2006, we generated US$149.5 million of our service revenues from roaming revenues generated by our subscribers, or 3.1% of net operating revenues, compared to US$115.2 million, or 3.6% of net operating revenues in 2005. During 2006, we generated US$126.8 million of our service revenues from roaming revenues received from other mobile services operators for providing roaming services to their subscribers, or 2.6% of net operating revenues, compared to US$114.2 million, or 3.6% of net operating revenues in 2005. These increases were primarily due to improved and expanded network coverage and an increase in the number of our roaming partners. Our service revenues, excluding roaming revenues, grew at a faster rate than our roaming revenues. As a result, roaming revenues as a percentage of our net operating revenues decreased from 7.1% during 2005 to 5.7% during 2006.

During 2006, we generated US$641.2 million of our service revenues from value added services, or 13.2% of net operating revenues, compared to US$456.0 million, or 14.2% of net operating revenues in 2005. In Russia, we generated US$603.3 million of revenues from value added services, or 94.1% of our revenues from value added services, in 2006, compared with US$448.0 million of revenues from value added services, or 98.2% of our revenues from value added services, in 2005. We do not derive a significant amount of revenue from value added services in the CIS. The increase in our value added services revenues was primarily due to increased consumption of value added services during 2006 compared to 2005 as a result of our promotional and marketing campaigns.

Revenues from sales of handsets and accessories. Revenues from sales of handsets and accessories during 2006 decreased by 36.7% to US$19.3 million from US$30.5 million during 2005, primarily as a result of a decrease in the price of handsets and an increase in dealer sales (as opposed to sales directly from our company).

Operating Expenses

Our total operating expenses increased by 55.4% to US$3,470.7 million during 2006 from US$2,233.1 million during 2005. Total operating expenses from our operations in Russia increased by 45.5% to US$2,998.6 million during 2006 from US$2,060.5 million during 2005. Total operating expenses from our operations in Russia constituted 86.4% of our total operating expenses during 2006 compared to 92.3% in 2005.

Service costs. Our service costs increased by 69.7% to US$872.4 million during 2006 from US$514.1 million during 2005. As a percentage of total operating expenses, our service costs increased to 25.1% during 2006 from 23.0% during 2005. Our gross margin decreased to 82.0% during 2006 from 83.8% during 2005.

Our service costs increased slightly relative to the growth in operating revenues primarily due to increased interconnect costs primarily as a result of the introduction of CPP. As a percentage of net operating revenues, our service costs increased to 17.9% during 2006 from 16.0% during 2005.

Cost of handsets and accessories. Our cost of handsets and accessories decreased by 35.3% to US$18.3 million during 2006 from US$28.3 million during 2005. This decrease was primarily due to the decreased volume of sales of handsets. Our cost of handsets and accessories as a percentage of net operating revenues declined to 0.4% during 2006 compared to 0.9% during 2005.

Selling, general and administrative expenses. Our selling, general and administrative expenses increased by 38.5% to US$1,503.6 million during 2006 from US$1,085.8 million during 2005. The increase in selling, general and administrative expenses resulted primarily from a US$38.9 million increase in dealers’ commissions and advertising expenses relating to the acquisition of new subscribers, a US$91.2 million increase in technical support and maintenance expenses due to increased equipment-related costs and payments for licenses, frequencies and permissions and a US$28.1 million increase in dealer commissions for the sale of prepaid subscriber cards and payments due to increased revenues. In addition, approximately US$240.7 million of the increase in our selling, general and administrative expenses is due to other general and administrative expenses related to our regional and CIS expansion, including US$15.7 million of general and administrative expenses of the companies we acquired in 2006.

In accordance with the Communications Law, beginning May 2, 2005, we began making payments to the “universal services fund.” In 2006, we made total payments to the fund in the amount of approximately US$41.7 million, a US$18.9 million increase compared to 2005.

As a percentage of net operating revenues, our selling, general and administrative expenses declined during 2006 to 30.9% compared to 33.8% during 2005.

Depreciation and amortization expense. Our depreciation and amortization expense increased by 77.7% to US$1,054.5 million during 2006 from US$593.3 million during 2005. The overall increase in depreciation and amortization expense was due to an increase in capital expenditures in Russia, Kazakhstan, Ukraine and Tajikistan. In addition, Unitel, Mobitel and ArmenTel, all of which we acquired in 2006, had depreciation and amortization expense of US$20.2, US$1.9 and US$11.1 million, respectively, in 2006.

Provision for doubtful accounts. Our provision for doubtful accounts increased by 87.9% to US$21.8 million during 2006 from US$11.6 million during 2005 in line with the growth of our operating revenues. As a percentage of net operating revenues, provision for doubtful accounts in 2006 was the same as in 2005, or 0.4%.

Operating Income

Primarily as a result of the foregoing, our operating income increased by 42.9% to US$1,397.3 million during 2006, from US$978.0 million during 2005. In 2006, our operating income in Russia grew by 44.3% to US$1,403.2 million compared to US$972.7 million in 2005, which was primarily attributable to increased traffic on our networks, the introduction of Russian ruble denominated tariffs and an increase in interconnect charges between mobile operators, as well as management’s efforts to control costs. In 2006, our operating income in Kazakhstan grew by 395.8% to US$47.6 million compared to US$9.6 million in 2005 primarily due to an increase in our subscriber base, along with a stable ARPU. In 2006, we had an operating loss of US$61.7 million in Ukraine that was mainly due to costs associated with launching our commercial operations in April 2006, significant growth of advertising expenses due to active sales and subscriber base growth and the opening of branches countrywide, which resulted in technical and administrative expense growth. We believe that the increase in our total operating income in 2006 was primarily attributable to our focus on revenue growth and stabilizing ARPU, which, when combined with our ability to control costs relative to growth, resulted in an increase in our operating income during 2006.

Other Income and Expenses

Interest expense. Our interest expense increased 26.4% to US$186.4 million during 2006 from US$147.4 million during 2005. The increase in our interest expense during this period was primarily attributable to an increase in the overall amount of our debt during 2006.

Foreign currency exchange gain/loss. We recorded a US$24.6 million foreign currency exchange gain during 2006 as compared to a US$7.0 million foreign currency exchange gain during 2005. The appreciation of the Russian ruble against the U.S. dollar during 2006 resulted in a significant foreign exchange gain during 2006 from a corresponding revaluation of our U.S. dollar denominated financial liabilities under our loan agreements. In order to reduce our foreign currency risk, in June and July 2006, we entered into a series of forward agreements to acquire US$570.0 million in Russian rubles to hedge our short-term U.S. dollar denominated liabilities due in the third and fourth quarters of 2006. In November 2006, we entered into another series of forward agreements to acquire US$972.7 million in Russian rubles to hedge our U.S. dollar denominated liabilities due in 2007 and the first quarter of 2008 (including a swap agreement in the principal amount of US$236.1 million). As of December 31, 2006, we had swap and forward agreements to purchase U.S. dollars for Russian rubles in an aggregate amount of US$972.7 million. In August 2006, we entered into a forward agreement to acquire US$110.0 million in Kazakh tenge to hedge financial liabilities of KaR-Tel. In October 2006, the forward agreement was restructured into a swap agreement in a principal amount of US$100.0 million to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer our floating U.S. dollar interest rate loans to a fixed Kazakh tenge loan with an interest rate of 9.9%. As of December 31, 2006, we had a swap agreement to purchase U.S. dollars for Kazakh tenge with principal amount of US$97.8 million.

Income tax expense. Our income tax expense increased 76.0% to US$390.7 million during 2006 from US$221.9 million during 2005. This income tax expense consisted of current and deferred taxes. The increase was primarily due to the increase in our taxable income and provisioned risks related to the tax claim in the tax inspectorate’s final decision relating to review of our 2003 and 2004 tax filings. During 2006, following the court rulings in the litigation relating to the final tax decision for 2003 and 2004, we reassessed the risk relating to potential additional tax liability in periods following 2004 and recorded a charge of US$25.8 million in the income tax expense line and a charge of US$24.2 million in the other expenses line of the consolidated statement of income for the year ended December 31, 2006. Our effective income tax rate of 32.2% during 2006 was higher than our effective income tax rate of 26.4% in 2005.

Net income and net income per share

In 2006, our net income was US$811.5 million, or US$15.94 per common share (US$0.80 per ADS), compared to US$615.1 million or US$12.05 per common share (US$0.60 per ADS) during 2005. In 2006, we reported diluted net income of US$15.93 per common share (US$0.79 per ADS), compared to diluted net income of US$12.04 per common share (US$0.60 per ADS) during 2005.

The table below provides selected information about net income of our seven reportable segments for the year ended December 31, 2006 compared to the year ended December 31, 2005 (in millions of U.S. dollars):

	As of December 31,
	2006	2005
Net Income:
Russia	857.6	620.3
Kazakhstan	19.8	2.3
Ukraine	(61.0)	(4.1)
Tajikistan	(4.4)	—
Uzbekistan	8.2	—
Georgia	(2.0)	—
Armenia	3.3	—
Intersegment transactions and minority interest	(8.1)	(3.4)
Cumulative effect of changes in accounting principles	(1.9)	—
Total Net Income	811.5	615.1

The increase in our total net income in 2006 was primarily attributable to the reasons set out above.

Liquidity and Capital Resources

Consolidated Cash Flow Summary

The following table shows our cash flows for the years ended December 31, 2007, 2006 and 2005 (in millions of U.S. dollars):

	As of December 31,
	2007		2006		2005
Consolidated Cash Flow:
Net cash flow provided by operating activities	US$	3,037.7	US$	1,971.3	US$	1,292.9
Net cash flow (used in) provided by financing activities		(193.7)		292.9		364.9
Net cash flow used in investing activities		(2,234.6)		(2,287.0)		(1,590.9)
Effect of exchange rate changes on cash and cash equivalents		49.8		3.7		(9.2)
Net cash flow		659.2		(19.2)		57.8

During the years ended December 31, 2007, 2006 and 2005, we generated positive cash flows from our operating activities and negative cash flows from investing activities. During the year ended December 31, 2007, we recorded a positive free cash flow (before acquisitions) of US$1,264.9 million. We calculate free cash flow as net cash provided by our operating activities (in the amount of US$3,037.7 million), less capital expenditures (excluding acquisitions) (in the amount of US$1,772.8 million). Cash flow from financing activities was negative during the year ended December 31, 2007, and positive during the years ended December 31, 2006 and 2005. The negative cash flow from financing activities during the year ended December 31, 2007 was primarily the result of our payment of cash dividends of US$331.9 million (including related withholding tax). The positive cash flow from financing activities during December 31, 2006 was mostly due to the receipt of proceeds from a US$367.2 million loan to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$600.0 million 8.25% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. (US$232.8 million of these loan participation notes was used to exchange loan participation notes issued in June and July 2004). The positive cash flowfrom financing activities during the year ended December 31, 2005 was primarily a result of our receipt of proceeds from a loan to our company by UBS (Luxembourg) S.A. in connection with the sale of an aggregate of US$300.0 million 8.0% loan participation notes issued by, but without recourse to, UBS (Luxembourg) S.A. in February 2005, as well as the receipt of proceeds from a syndicated loan in the aggregate amount of US$425.0 million.

As of December 31, 2007, our cash and cash equivalents balance was US$1,003.7 million (primarily held in U.S. dollars and Russian rubles), compared to US$344.5 million as of December 31, 2006. As of December 31, 2007, we had negative working capital of US$272.8 million, compared to negative working capital of US$487.4 million as of December 31, 2006. Working capital is defined as current assets less current liabilities. The improvement in our negative working capital as of December 31, 2007 was primarily due to the increase in cash and cash equivalents and short-tem cash deposits that compensated for the increase in our accounts payable, customer advances and accrued liabilities. As of December 31, 2007, customer advances amounted to US$386.9 million compared to US$282.6 million as of December 31, 2006. The growth in our accounts payable and customer advances as of December 31, 2007 was primarily due to an increase in the volume of our operations. The increase in accrued liabilities was primarily due to an increase in accrual for stock based compensation. For a discussion of our cash and cash equivalents and working capital on a pro forma basis after giving effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions, see “—Future liquidity and capital requirements.”

Operating activities

During 2007, net cash provided by operating activities was US$3,037.7 million, a 54.1% increase over the US$1,971.3 million of net cash provided by operating activities during 2006, which in turn was a 52.5% increase from the US$1,292.9 million of net cash provided by operating activities during 2005. The improvement in net cash from operating activities during 2007 as compared to 2006 and 2005 was primarily due to the increased net income and the increase in the volume of operations, which, in turn, was primarily the result of an increase in the number of subscribers during these periods and increased usage of our mobile services by existing subscribers. In 2007, there were no significant changes in the terms of payments to our suppliers and our policies in respect of customer advances and accounts payable as compared to 2006 and 2005.

Financing activities

The following table provides a summary of VimpelCom’s outstanding indebtedness with an outstanding principal balance exceeding US$10.0 million as of December 31, 2007. For additional information on this indebtedness, please refer to the notes to VimpelCom’s consolidated financial statements contained elsewhere in this Form 6-K. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2007, including indebtedness incurred and assumed in connection with our acquisition of Golden Telecom, see “— 2008” below. For a description of some of the risks associated with certain of our indebtedness, please refer to the section of this Form 6-K entitled “Risk Factors.”

Borrower	Type of debt/lender	Interest_rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.25%	US$600.0	May 22, 2016	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.375%	US$300.0	October 22, 2011	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	8.0%	US$300.0	February 11, 2010	None	None

VimpelCom	Loan from Sberbank	8.5%	US$244.4 (RUR 6,000.0)	August 30, 2009	None	Promissory notes

Borrower	Type of debt/lender	Interest_rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
VimpelCom	Syndicated loan arranged by Citibank, N.A. and Sumitomo Mitsui Banking Corp. Europe Limited (SMBCE)	LIBOR plus 1.35% (A) and 1.5% (B)	US$229.4	November 18, 2008	None	None

VimpelCom	Loan from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)	10.0%	US$217.2(1)	June 16, 2009	None	None

URS	Loan arranged by Standard Bank Plc, SMBCE and VTB Bank Europe plc	LIBOR plus 1.15%	US$100.0	March 26, 2010	VimpelCom	None

KaR-Tel	Loan from European Bank of Reconstruction and Development	LIBOR plus 3.9% (A) and 3.5% (B)	US$90.0	December 18, 2010 (A) and December 18, 2008(B)	VimpelCom for up to US$20.0 million	None

VimpelCom	Loan from HSBC Bank plc	6 month MOSPRIME plus 0.08%	US$82.2	March 28, 2014	EKN	None

VimpelCom	Loan arranged by Citibank, N.A.	LIBOR plus 0.1%	US$77.6	November 7, 2012	Euler Hermes Kreditver- sicherungs (Hermes)	None

VimpelCom	Loan from Svenska Handelsbanken	LIBOR plus 0.325%	US$71.2	November 30, 2012	Swedish Export Credits Guarantee Board (EKN)	None

VimpelCom	Loan from Sberbank	8.5%	US$64.9	April 14, 2009	None	Common stock of RTI and promissory notes

VimpelCom	Syndicated loan arranged by Citibank, N.A. and Standard Bank London Limited	LIBOR plus 1.0%	US$47.2	February 28, 2008	None	None

Borrower	Type of debt/lender	Interest_rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
VimpelCom	Loans from Bayerische Hypo- und Vereinsbank and Nordea Bank AG	LIBOR plus 0.35%	US$41.0	May 6, 2010 and May 17, 2010	Hermes	None

URS	Loan from Raiffeisen Zentralbank Österreich AG	LIBOR plus 1.25%	US$40.0	October 19, 2009	VimpelCom	None

URS	Loan from Bayerische Landesbank	LIBOR plus 1.0%	US$40.0	December 12, 2009	VimpelCom	None

VimpelCom	Loan from Svensa Handelsbanken	LIBOR plus 0.325%	US$34.8	May 20, 2011	EKN	None

KaR-Tel	Loan from Bayerische Hypo- und Vereinsbank AG	LIBOR plus 0.4%	US$21.9	May 4, 2011	Hermes and ATF Bank (for up to US$20.0 million)	ATF Bank guarantee secured by network equipment

Armentel	Equipment financing agreement with Intracom S.A. Telecom Solutions	Various rates	US$21.0 (€14.5)	Various dates through 2012	None	None

KaR-Tel	Loan from Citibank International plc	LIBOR plus 0.3%	US$26.0	August 28, 2011	British Export Credits	None

KaR-Tel	Loan arranged by Citibank, N.A.	LIBOR plus 0.25%	US$16.0	January 24, 2010 and July 24, 2010	Guarantee Department (ECGD) and VimpelCom up to an aggregate of US$30.0 million (for both loans)	None

Unitel	Equipment financing agreement with Huawei	8.0%	US$17.6	Various dates through 2009	None	Network equipment

KaR-Tel	Loan from Bayerische Hypo- und Vereinsbank AG	LIBOR plus 0.2%	US$11.8	December 21, 2011	EKN	None

Borrower	Type of debt/lender	Interest_rate	Outstanding debt (In millions)	Maturity date	Guarantor	Security
Armentel	Loan from BNP Paribas	6 month EURIBOR plus 0.9%	US$13.8 (€9.8)	Various dates through 2012	None	None

Freevale Enterprises Inc.(2)		61.0%	US$26.0	August 31, 2009	None	None

URS	Loan from OTP Bank	LIBOR plus 3.0%	US$10.0	November 9, 2009	VimpelCom	None

Other loans, equipment financing and capital lease obligations			US$22.6	–	–	–

(1)	In connection with the exchange offer by our company completed in May 2006, the outstanding principal amount due under this loan was reduced from US$450.0 million to US$217.2 million.
(2)	In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser. The future price is based on a prescribed formula; however in no event will the future price be less than US$57.5 million or more than US$60.0 million. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20.0 million. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2007, principal amount of debt outstanding under this agreement was US$26.0 million.

In August 2007, the Russian Federal Financial Markets Service registered our documentation for our potential issuance of Russian ruble-denominated bonds. Our company has not issued these bonds but, depending on our funding needs, we may decide to issue them within one year of the date on which the Russian Federal Financial Markets Service registered the documentation. The bonds may be issued in two series with face values of 10,000.0 million Russian rubles and 5,000.0 million Russian rubles, respectively, and the coupon rate for each series will be determined by market conditions at the time of issuance.

2008.

VimpelCom. On February 8, 2008, we entered into a facility agreement with ABN AMRO Bank N.V., London Branch, Barclays Capital, BNP Paribas, CALYON, Citibank, N.A., HSBC Bank plc, ING Bank N.V. and UBS Limited as mandated lead arrangers and bookrunners and Citibank International plc as agent. The facility comprises a 12-month bridge facility in an aggregate principal amount of US$1,500.0 million, maturing on February 8, 2009, and a syndicated three-year term loan facility in an aggregate principal amount of US$2,000.0 million, maturing on February 8, 2011. The bridge facility bears interest at a rate of LIBOR plus 0.75% per annum for the first six months, LIBOR plus 1.0% per annum for the next three months and LIBOR plus 1.25% per annum thereafter. The term loan facility bears interest at a rate of LIBOR plus 1.5% per annum. On February 19, 2008, we drew down US$3,500.0 million under this facility agreement. As of the date of this Form 6-K, the principal amount outstanding under this facility is US$3,500.0 million.

On February 13, 2008, we advanced to Crowell Investments Limited a loan in the principal amount of US$350.0 million for a term of 18 months at an interest rate of 10.0%. Crowell owns 50% less one share of Kar-Tel’s parent company, Limnotex Developments Limited. To secure its borrowing, Crowell gave us a security interest over 25.0% of the shares of Limnotex.

On February 14, 2008, we signed a five-year loan agreement with Sberbank. The loan is for an aggregate principal amount of the Russian ruble equivalent of US$750.0 million and matures on February 13, 2013. The loan bears interest at a rate of 9.5% per annum for the first two years and 9.25% per annum for the third and subsequent years. On February 29, 2008, we drew down the Russian ruble equivalent of US$200.0 million under this loan. As of the date of this Form 6-K, the principal amount outstanding under this loan is US$200.0 million.

On February 28, 2008, we repaid the US$47.2 million outstanding principal amount under our syndicated loan arranged by Citibank, N.A. and Standard Bank London Limited.

Golden Telecom. On February 28, 2008, we completed our acquisition of 100.0% of Golden Telecom. In September 2006, Golden Telecom’s wholly owned subsidiary Sovintel entered into a 90-day short term, revolving credit facility for up to US$15.0 million with ZAO Citibank. The facility bears interest at a rate of 8.0% per annum. The facility requires Sovintel to maintain accounts with ZAO Citibank in the currencies of the loan and to ensure that the aggregate amount of incoming payments credited to Sovintel’s accounts with ZAO Citibank in any calendar month is equal to, or greater than 30% of the aggregate amount of the loans outstanding as of the last day of such month. As of December 31, 2007, the principal amount outstanding under this facility was $14.7 million.

On January 25, 2007, Golden Telecom and its wholly owned subsidiaries GTS Finance, Inc. and Sovintel entered into a term facility agreement for up to US$275.0 million with Citibank, N.A., London Branch, and ING Bank N.V. as mandated lead arrangers, Citibank International plc as agent and certain other banks and financial institutions as lenders. The facility was amended on March 22, 2007 and November 20, 2007, matures on January 25, 2012 and bears interest at a rate of LIBOR plus 1.5% per annum for the first two years and LIBOR plus 2.0% per annum thereafter. Amounts under this facility may be borrowed by any of the three borrowers, Golden Telecom, GTS Finance and Sovintel, and must be cross-guaranteed by the other borrowers. The facility agreement places various financial and non-financial covenants on Golden Telecom including restrictions related to incurrence of debt, asset disposals, mergers and acquisitions and negative pledges. As of December 31 2007, the principal amount outstanding under this facility was US$225.0 million, and Golden Telecom had the ability to borrow up to an additional $50.0 million under the facility agreement.

Investing activities

Our investing activities included capital expenditures on the purchase of equipment, telephone line capacity, frequency allocations, buildings and other assets as a part of the ongoing development of our mobile networks and acquisitions of businesses. In 2007, our total payments for purchases of equipment, intangible assets, software and other non-current assets were approximately US$1,690.7 million (compared to US$1,607.2 and US$1,515.3 million during 2006 and 2005, respectively). In 2007, our total payments in respect of acquisitions (net of cash holdings of acquired companies) were approximately US$301.3 million (compared to US$679.8 million and US$308.1 million during 2006 and 2005, respectively).

Acquisitions and dispositions

Our significant acquisitions and disposals from 2005, 2006 and 2007 are described below.

In July 2005, we acquired 84.4% of the issued and outstanding shares of STM for a purchase price of US$51.2 million. At the same time, we also acquired 60.0% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited,” or Sakhalin Telecom, a fixed-line alternative operator, for a purchase price of US$5.0 million. We subsequently sold Sakhalin Telecom in September 2005 to Sovintel for approximately US$5.0 million. At the time we acquired Sakhalin Telecom, it owned 5.2% of STM, which we subsequently purchased for US$3.2 million, increasing our share in STM to 89.6%. STM held GSM-1800 and D-AMPS licenses for the territory of Sakhalin, one of the regions within the Far East super-region where we do not have a super-region license to conduct cellular operations. At the time of its acquisition, STM had approximately 96,000 subscribers.

On August 22, 2005, we completed the sale of a minority interest of 50.0% less one share in KaR-Tel’s parent company, Limnotex, to Crowell for a purchase price of US$175.0 million. Following the transaction, we owned 50.0% plus one share of KaR-Tel. In addition, we entered into a shareholders agreement with Crowell that, among other things, grants us a call option to re-acquire 25.0% less one share of Limnotex at any time and an additional call option to re-acquire the remaining 25.0% share in Limnotex in the event of a deadlock at a shareholders meeting, in each case at a price based upon a prescribed formula.

On November 10, 2005, we acquired 100.0% of URS, a cellular operator in Ukraine, through the acquisition of 100.0% of the issued and outstanding stock of each of its shareholders—Crayola Properties Limited, Cradel Investments Limited,Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holding Limited. The total cash purchase price of URS was US$231.2 million plus the assumption of approximately US$23.5 million in debt. URS had a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (excluding the City of Kyiv, the Kyiv Region, the Dnipropetrovsk Region and the Odessa Region). At the time of its acquisition, URS had approximately 240,000 subscribers. Our acquisition of URS was challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors—Risks Related to Our Business—Our acquisition of URS was challenged by Telenor and may be further challenged by Telenor or other parties in the future,” “Risk Factors—Risks Related to Our Business—The Telenor Nominees have alleged possible conflicts of interest arising from the possible business relationships between the Alfa Group Nominees and the sellers of URS” and “Risk Factors—Risks Related to Our Business—The Telenor nominees have alleged that our prior disclosure with respect to the URS acquisition and other matters has been inadequate, and the Telenor Nominees voted against approval of our Annual Report on Form 20-F for each of the years ended December 31, 2005 and 2006 and our U.S. GAAP financial statements for 2005 and 2006.”

On December 29, 2005, we acquired a 60.0% interest in Tacom, a cellular operator in Tajikistan, for a purchase price of US$11.1 million. Tacom held national GSM-900/1800, UMTS and AMPS licenses. At the time of its acquisition, Tacom had approximately 10,000 subscribers. In connection with our acquisition of Tacom, we entered into a shareholders agreement with the remaining shareholders of Tacom that grants us an option to acquire up to the entire remaining interests held by the shareholders under certain circumstances for a price specified in a prescribed formula. On December 22, 2006, we acquired an additional 20.0% of Tacom for a purchase price of US$5.0 million. Thus we increased our stake in Tacom to 80.0%.

On January 18, 2006, we acquired 100.0% of Buztel for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. On February 9, 2006, we acquired 100.0% of Unitel for a purchase price of US$200.0 million plus the assumption of approximately US$7.7 million in debt. Buztel and Unitel held national GSM-900 and GSM-1800 licenses. At the time of their acquisitions, Buztel and Unitel had approximately 2,500 and 364,000 subscribers, respectively. In July 2006, we merged Buztel into Unitel.

On July 11, 2006, we acquired 51.0% of Mobitel and a call option for the remaining 49.0% for a purchase price of US$12.6 million plus the assumption of approximately US$0.2 million in net debt of Mobitel. Mobitel held a national GSM-1800 license that covers the entire territory of Georgia. At the time of its acquisition, Mobitel had no subscribers.

On November 16, 2006 we acquired 90.0% of ArmenTel, which held a GSM-900 license and had fixed line operations in Armenia, for a purchase price of approximately US$445.0 million. At the time of its acquisition, ArmenTel had approximately 400,000 mobile subscribers and 600,000 fixed line subscribers.

On December 14, 2006, we acquired 75.0% of Limited Liability Company “Dominanta,” a mobile digital television services company in the DVB-H standard in Moscow and the Moscow region, for a purchase price of approximately US$10.5 million. At the time of its acquisition, Dominanta had no subscribers. In connection with this transaction, the seller granted us an option to acquire the entire interest held by the seller and we granted the seller an option to sell to us its entire interest under certain circumstances for a price to be determined based on a prescribed procedure.

From December 2006 through September 2007, KaR-Tel acquired 100.0% of Limited Liability Partnership “Teta Telecom,” a holding company which holds 100.0% of Limited Liability Partnership “KZ-Trans,” a fiber-optic operator in Kazakhstan, and a minority interest in Limited Liability Partnership “TNS-Plus,” which holds a license for long-distance operations, for an aggregate purchase price of approximately US$10.1 million. Teta Telecom increased its stake in TNS-Plus from 2.0% to 49.0%, for an aggregate consideration of approximately US$4.5 million. Teta Telecom also has the right to acquire an additional 2.0% interest in TNS-Plus (bringing its total shareholding to 51.0%) upon a change in Kazakh legislation allowing foreign entities to control longdistance operators.

In April 2007, we entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20.0 million. Freevale Enterprises owns 21.0% of Unitel. The sale effectively represents 7.0% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted us an option to acquire the entire remaining interest held by the purchaser and, simultaneously, we granted the purchaser an option to sell to us the entire remaining interest held by the purchaser.

On April 18, 2007, we acquired the remaining 10.0% of ArmenTel that we did not already own from the Government of Armenia. The purchase price of the additional 10.0% was US$55.9 million, which constitutes approximately 1/9th of the final price paid by us for the 90.0% of the shares of ArmenTel when we acquired ArmenTel in November 2006. In addition, in the third quarter of 2007 we paid a purchase price adjustment of approximately US$0.7 million representing 10.0% of the undistributed net profit of ArmenTel for the period from December 1, 2006 to March 31, 2007.

On August 13, 2007, we acquired Closed Joint Stock Company “Corporation Severnaya Korona” or CSK, which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. We acquired 100.0% of the shares of CSK for approximately US$235.5 million. At the time of its acquisition, CSK had approximately 571,000 subscribers.

Recent transactions

Golden Telecom. On December 21, 2007, two of our subsidiaries and Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS, signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of US$105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008 with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly-owned subsidiary was merged with and into Golden Telecom and Golden Telecom became our indirect wholly-owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,315.2 million. In connection with the merger, the outstanding and unvested employee stock options and stock appreciation rights relating to Golden Telecom’s common stock were converted into the right to receive US$105.0 in cash less the exercise price relating to such options and US$53.8 in cash less the exercise price relating to such rights, respectively. The right to receive such payments continues to vest in accordance with the original vesting schedules for such options and rights respectively.

Vietnam. In September 2007, we signed a principal agreement with the Ministry of Public Security of Vietnam and The Millennium Global Solutions Group, Inc., a U.S. company, that contemplates the establishment of a mobile telecommunications joint venture in Vietnam. The establishment of the joint venture, including the shareholder structure, terms and amounts of investment and corporate governance remain subject to negotiation and execution of final joint venture documents, receipt of regulatory approvals, and corporate approvals of the parties. We have continued negotiations and expect that the terms of the joint venture agreement, if concluded, will differ from the terms contemplated by the principal agreement.

Future liquidity and capital requirements

Telecommunications service providers require significant amounts of capital to construct networks and attract subscribers. In the foreseeable future, our further expansion will require significant investment activity, including the acquisition of equipment and possibly the acquisition of other companies. In addition, as of December 31, 2007, approximately US$526.5 million of our contractual obligations were scheduled to mature prior to December 31, 2008.

Our capital investments for 2007 were approximately US$1,772.8 million for the purchase of property and for 2006 were approximately US$1,512.1 million for the purchase of property.

We estimate that our aggregate capital expenditures during 2008 will be equal to approximately US$2,900.0 million. During 2008, we plan to invest in our mobile operations, including for our GSM network development in Russia and the CIS and 3G network development in Russia. During 2008, we also plan to invest in the development of Golden Telecom’s operations. The actual amount of our capital expenditures for 2008 will be influenced by the pace of subscriber growth over the remainder of 2008.

On April 16, 2008, our board of directors recommended that our shareholders approve at the next annual general meeting of shareholders on June 9, 2008 annual dividends in the amount of 270.01 Russian rubles per common share (or approximately US$0.58 per ADS based on the exchange rate as of April 16, 2008) for the 2007 fiscal year, amounting to a total of 13.8 billion Russian rubles (or approximately US$588.0 million based on the exchange rate of April 16, 2008) to be payable within 60 days of approval at the shareholders meeting.

We anticipate that the funds necessary to meet our current capital requirements and those to be incurred in the foreseeable future (including with respect to any possible acquisitions) will come from:

•	cash currently held by our company;

•	operating cash flows;

•	Export Credit Agency guaranteed financing;

•	borrowings under bank financings, including credit lines currently available to us;

•	syndicated loan facilities; and

•	debt financings from Russian and international capital markets.

We believe that funds from a number of these sources, coupled with cash on hand, will be sufficient to meet our projected capital requirements for the next 12 months.

As of December 31, 2007, on a pro forma basis after giving effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions, our cash and cash equivalents balance would have been US$223.7 million and we would have had US$640.0 million available to us under undrawn debt facilities. As of December 31, 2007, on a pro forma basis after giving effect to the GTI Acquisition, the GTI Financing Transactions and the Other Financing Transactions, we would have had negative working capital of US$1,414.7 million. We believe that our working capital is sufficient to meet our present requirements.

We expect positive cash flows from operations will continue to provide us with internal sources of funds as our subscriber base and traffic on our network grows. The availability of external financing is difficult to predict because it depends on many factors, including the success of our operations, contractual restrictions, availability of guarantees from export credit agencies, or ECAs, the financial position of international and Russian banks, the willingness of international banks to lend to Russian companies and the liquidity of international and Russian capital markets. The actual amount of debt financing that we will need to raise will be influenced by the actual pace of subscriber growth over the period, network construction, our acquisition plans and our ability to continue revenue growth and stabilize ARPU. In addition, we are currently actively pursuing opportunities for expansion. We cannot, however, give you any assurance of the exact amount that we will invest in acquiring telecommunications operators or that we will be able to complete any acquisitions successfully. If we make any further significant acquisitions beyond what is currently contemplated by our plan, we will need to increase the amount of additional debt financing over this period above the amount currently projected. For the risks associated with our ability to meet our financing needs, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We anticipate that we will need additional capital and we may not be able to raise it.”

Debt Maturity Profile

The following table summarizes the contractual principal maturities of our long-term debt, including its current portion, and our minimum payments required under our capital lease obligations, each as of December 31, 2007.We expect to meet our payment requirements under these obligations with cash flows from our operations and other financing arrangements. Subsequent to December 31, 2007, there have been a number of additional changes in certain of our outstanding indebtedness. For more information regarding these changes, see “—Financing activities—2008”.

	Payments due by period (in millions of U.S. dollars)
	Total	Prior to December 31, 2008	January 1, 2009 to December 31, 2011	January 1, 2012 to December 31, 2013	After January 1, 2014
Debt Obligations(1)
Bank loans(2)	116.7	445.5	645.1	26.1	—

Loans from UBS (Luxembourg) S.A. (funded by the issuance of loan participation notes by UBS (Luxembourg) S.A.)(2)	1,417.2	—	817.2	—	600.0
Equipment financing(3)	232.7	81.0	120.5	25.0	6.2
Ruble denominated bonds	—	—	—	—	—
Capital lease obligations	—	—	—	—	—
Total	2,766.6	526.5	1,582.8	51.1	606.2

(1)	Note that debt payments could be accelerated upon violation of debt covenants.
(2)	Obligations relating to borrowings refer only to principal payments.
(3)	Obligations relating to equipment financing refer only to principal and accrued interest.

For more information on our planned capital expenditures for 2008, please see “—Future liquidity and capital requirements.”

Basis of Presentation of Financial Results

We maintain our records and prepare our statutory financial statements in accordance with Russian accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiaries outside of Russia record and prepare their statutory financial statements in accordance with local accounting principles and tax legislation and in accordance with U.S. GAAP. Our subsidiary in Kazakhstan, KaR-Tel, also records and prepares its financial statements in accordance with International Financial Reporting Standards. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. They differ from our financial statements issued for statutory purposes. The principal differences relate to:

•	revenue recognition;

•	recognition of interest expense and other operating expenses;

•	valuation and depreciation of property and equipment;

•	foreign currency translation;

•	deferred income taxes;

•	capitalization and amortization of telephone line capacity;

•	valuation allowances for unrecoverable assets;

•	capital leases;

•	stock based compensations;

•	business combinations;

•	consolidation and accounting for subsidiaries; and

•	provisions for bad debt.

Our company’s consolidated financial statements set forth in this Form 6-K include the accounts of our company and our consolidated subsidiaries. All inter-company accounts and transactions have been eliminated. We have used the equity method of accounting for companies in which our company has significant influence. Generally, this represents voting stock ownership of at least 20.0% and not more than 50.0%.

We and our subsidiaries paid taxes computed on income reported for local statutory tax purposes. We based this computation on local statutory tax rules, which differ substantially from U.S. GAAP. Certain items that are capitalized under U.S. GAAP are recognized under local statutory accounting principles as an expense in the year paid. In contrast, numerous expenses reported in the financial statements prepared under U.S. GAAP are not tax deductible under local legislation. As a consequence, our effective tax charge was different under local tax rules and under U.S. GAAP.

Our company’s consolidated financial statements set forth in this Form 6-K do not include the accounts of Golden Telecom and its consolidated subsidiaries as we did not complete the acquisition of Golden Telecom until after December 31, 2007.

Certain Factors Affecting our Financial Position and Results of Operations

Our financial position and results of operations as reflected in our consolidated financial statements included elsewhere in this Form 6-K have been influenced by the following additional factors:

Inflation

Russia has experienced periods of high levels of inflation since the early 1990s. In 2006, we introduced a number of Russian ruble denominated tariff plans, which could expose us to additional inflationary risk. Please also see “Risk Factors —Risks Related to the Economic Situation in Russia and the CIS— Sustained periods of high inflation may materially adversely affect our business.” Inflation affects the purchasing power of our mass market subscribers. For the years ended December 31, 2007, 2006 and 2005, Russia’s inflation rates were 11.9%, 9.0% and 10.9%. For the year ended December 31, 2007, inflation rates in Ukraine, Kazakhstan, Uzbekistan and Armenia were 16.6%, 18.8%, 6.8% and 6.6% respectively.

Foreign Currency Translation

Russia. Until June 30, 2006, the functional currency of a substantial majority of our operations was the U.S. dollar because the majority of our revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in U.S. dollars. During the second quarter of 2006, we announced the introduction of a fixed exchange rate for subscriber’s payments which are denominated in U.S. dollars or unit equivalents. The exchange rate was fixed at 28.7 Russian rubles to 1 unit. The change to a fixed exchange rate was effective for prepaid subscribers from June 1, 2006 and for other subscribers from July 1, 2006. We retain the right to amend the fixed exchange rate at our discretion. While this change was partially implemented during the second quarter of 2006, the primary economic impact from this policy change was realized in the third quarter of 2006. Accordingly, we changed our functional currency from U.S. dollars to Russian rubles beginning July 1, 2006. Pursuant to the provisions of U.S. Statement of Financial Accounting Standards, or SFAS, No. 52, “Foreign Currency Translation,” previously issued financial statements should not be restated, and the change in functional currency should be reported prospectively. The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities as of July 1, 2006 (in thousands of U.S. dollars):

Property and equipment, net	242,169
Software, net	30,350
Telecommunications licenses and allocations of frequencies, net	21,206
Goodwill	11,856
Other non-current assets	4,862
Other	7,786
Deferred taxes	(12,529)

Total	305,700

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of other comprehensive income.

We have retained the U.S. dollar as our reporting currency. Therefore, the financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method.

On December 31, 2007, 2006 and 2005, the official Russian ruble-U.S. dollar exchange rate was 24.5462 Russian rubles per U.S. dollar, 26.3311 Russian rubles per U.S. dollar and 28.78 Russian rubles per U.S. dollar, respectively.

We have implemented a number of risk management activities to minimize currency risk and exposure in Russia and certain of the other countries in which we operate. For information regarding these risk management activities, see “— Quantitative and Qualitative Disclosures About Market Risk.”

Kazakhstan. The national currency of the Republic of Kazakhstan is the Kazakh tenge. Management has determined KaR-Tel’s functional currency to be the Kazakh tenge as it reflects the economic substance of the underlying events and circumstances of the company. The Kazakh tenge is not a convertible currency outside Kazakhstan. The Kazakh tenge has seen a steady appreciation against the U.S. dollar since 2003. At December 31, 2007 and 2006 the official Kazakh tenge-U.S. dollar exchange rate was 120.55 and 127.00 tenges, respectively, per U.S. dollar.

Ukraine. The national currency of the Ukraine is the Ukrainian hryvnia. Management has determined URS’s functional currency to be the Ukrainian hryvnia as it reflects the economic substance of the underlying events and circumstances of the company. The Ukrainian hryvnia is not a convertible currency outside Ukraine. At December 31, 2007 and December 31, 2006, the official Ukrainian hryvnia-U.S. dollar exchange rate was 5.05 per U.S. dollar.

Tajikistan. The national currency of the Tajikistan is the Tajik somoni. Management has determined Tacom’s functional currency to be the U.S. dollar as it reflects the economic substance of the underlying events and circumstances of the company. The Tajik somoni is not a convertible currency outside Tajikistan. At December 31, 2007, the official Tajik somoni-U.S. dollar exchange rate was 3.4645 per U.S. dollar. At December 31, 2006, the official Tajik somoni-U.S. dollar exchange rate was 3.4265 per U.S. dollar.

Uzbekistan. The national currency of the Uzbekistan is the Uzbek sum. Management has determined Unitel’s functional currency to be the U.S. dollars as it reflects the economic substance of the underlying events and circumstances of the company. The Uzbek sum is not a convertible currency outside Uzbekistan. At December 31, 2007 the official Uzbek sum-U.S. dollar exchange rate was 1,290.00 per U.S. dollar. At December 31, 2006 the official Uzbek sum-U.S. dollar exchange rate was 1,240.00 per U.S. dollar.

Armenia. The national currency of the Republic of Armenia is the Armenian dram. Management has determined Armentel’s functional currency to be the Armenian dram as it reflects the economic substance of the underlying events and circumstances of the company. The Armenian dram is not a convertible currency outside Armenia. At December 31, 2007 the official Armenian dram-U.S. dollar exchange rate was 304.57 drams per U.S. dollar. At December 31, 2006 the official Armenian dram-U.S. dollar exchange rate was 363.50 drams per U.S. dollar.

Georgia. The national currency of the Republic of Georgia is the Georgian lari. Management has determined Mobitel’s functional currency to be the Georgian lari as it reflects the economic substance of the underlying events and circumstances of the company. The Georgian lari is not a convertible currency outside Georgia. At December 31, 2007 the official Georgian lari-U.S. dollar exchange rate was 1.5916 per U.S. dollar. At December 31, 2006 the official Georgian lari-U.S. dollar exchange rate was 1.7135 per U.S. dollar.

Conversion of foreign currencies which are not convertible outside the applicable country to U.S. dollars or other foreign currency should not be construed as a representation that such currency amounts have been, could be, or will be in the future, convertible into U.S. dollars or other foreign currency at the exchange rate shown, or at any other exchange rates.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with U.S. GAAP requires estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual amounts may differ from these estimates. The following critical accounting policies require significant judgments, assumptions and estimates and should be read in conjunction with our consolidated financial statements included elsewhere in this Form 6-K. For a description of the significant accounting policies used by Golden Telecom management in the preparation of Golden Telecom’s consolidated financial statements, see note 2 to the Golden Telecom consolidated financial statements.

Revenue Recognition

We earn service revenues for usage of our cellular system, which include airtime charges from contract and prepaid subscribers, monthly contract fees, interconnect fees from other mobile and fixed-line operators, roaming charges and charges for value added services. Interconnect revenue include revenues from mobile and fixed-line operators that was earned from the services rendered for traffic termination from other operators. Roaming revenues include revenues from our customers who roam outside their selected home coverage area and revenues from other mobile carriers for roaming by their customers on our network. Value added services include SMS, MMS, caller number identification, voice mail, call waiting, data transmission, mobile Internet, music downloads and other services. Generally, these features generate additional revenues through monthly subscription fees or increased mobile usage through utilization of the features. Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted as customer advances for future services. Also we use E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from equipment sales are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

Our billing cycles’ cut-off times require us to estimate the amount of service revenue earned but not yet billed at the end of each accounting period. We estimate our unbilled service revenue by reviewing the amounts subsequently billed and estimating the amounts relating to the previous accounting period based on the number of days covered by invoices and other relevant factors. Actual service revenues could be greater or lower than the amounts estimated due to the different usage of airtime in different days. We have analyzed the potential differences and believe that historically they have not been material.

In line with SEC Staff Accounting Bulletin No. 104, “Revenue Recognition in Financial Statements,” we defer telecommunications connection fees. Deferred revenues are subsequently recognized over the estimated average customer lives under tariff plans, which provide for payment of connection fees and which are periodically reassessed by us, and such reassessment may impact our future operating results.

Property and Equipment

We state our property and equipment at historical cost. We depreciate our telecommunications equipment, including equipment acquired under capital leases, using the straight-line method over its estimated useful life of seven to nine years or the lease term, whichever is shorter. Fixed-line telecommunication equipment is depreciated using the straight-line method over its estimated useful life of twenty years. We depreciate capitalized leasehold improvement expenses for base station positions using the straight-line method over the estimated useful life of seven years, or the lease term, whichever is shorter. We depreciate buildings using the straight-line method over estimated useful lives of twenty years. Office and measuring equipment, vehicles and furniture are depreciated using the straightline method over estimated useful lives ranging from five to ten years. The actual economic lives may be different than our estimated useful lives, thereby resulting in different carrying value of our property and equipment. Changes in technology, our intended use of property and equipment or issues related to our ability to operate in an area due to licensing problems may cause the estimated useful lives or the value of these assets to change. We perform periodic internal studies to confirm the appropriateness of the estimated useful economic lives of our property and equipment. These studies could result in a change in the depreciable lives of our property and equipment and, therefore, our depreciation expense in future periods.

Goodwill and Intangible Assets

We capitalize payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over 10 years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years. Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations. Our other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

The actual economic lives of intangible assets may be different than our estimated useful lives, thereby resulting in a different carrying value of our intangible assets with finite lives. In accordance with SFAS No. 142, “Goodwill and Other Intangible Assets,” we continue to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. These evaluations could result in a change in the amortizable lives of our intangible assets with finite lives and, therefore, our amortization expense in future periods. Historically we have had no material changes in estimated useful lives of our intangible assets.

In accordance with SFAS No. 142, we test goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of our business or other factors. Impairment tests require estimates in respect of the identification of reporting units and their fair value. The determination of whether there are impairment indicators requires judgment on our behalf. We use estimated discounted future cash flows to determine the fair value of reporting units. The use of different estimates or assumptions within our discounted cash flow models when determining the fair value of reporting units may result in different value for our goodwill, and any related impairment charge. Significant assumptions in our valuation of our reporting units include the timing and amount of future cash flows, the appropriate discount rate at which to value those estimated cash flows, and our estimated growth rates during the terminal period.

Long-Lived Assets

We account for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Impairment tests require estimates in respect of the grouping of long-lived assets. We test long-lived assets for impairment when there are indicators of impairment, such as: significant decrease in the market prices of long-lived assets, significant adverse change in the extent or manner in which long-lived assets are being used or in their physical condition, significant adverse change in legal factors or in the business climate that could affect the value of a long-lived assets, including an adverse action or assessment by a regulator, etc. The determination of whether there are impairment indicators requires judgment on our behalf. The use of different assumptions in our estimated future cash flows when determining whether the assets are impaired may result in additional impairment charge.

Allowance for Doubtful Accounts

The allowance estimation process requires management to make assumptions based on historical results, future expectations, the economic and competitive environment, and other relevant factors. Allowances for doubtful accounts receivable are maintained based on historical payment patterns, aging of accounts receivable and actual collection history. We maintain allowances for doubtful accounts for estimated losses from our subscribers’ inability to make payments that they owe us. In order to estimate the appropriate level of this allowance, we analyze historical bad debts, current economic trends and changes in our customer payment patterns. If the financial condition of our subscribers were to deteriorate and to impair their ability to make payments to us, additional allowances might be required in future periods. Changes to allowances may be required if the financial condition of our customers improves or deteriorates or if we adjust our credit standards for new customers, thereby resulting in collection patterns that differ from historical experience.

Valuation Allowance for Deferred Tax Assets

We record valuation allowances related to tax effects of deductible temporary differences and loss carry forwards when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income, reversals of the various taxable temporary differences and the consideration of any available tax planning strategies. Each of these approaches to estimating future taxable income includes substantial judgment and assumptions related to, among other things, our expected levels of future taxable profits, the timing pattern of reversing future taxable differences and our abilities to actually implement a tax planning strategy. As of December 31, 2007, our deferred tax asset amounted to US$117.2 million net of allowance of US$10.3 million.

Business Combinations

We have entered into certain acquisitions in the past and may make additional acquisitions in the future. Our financial statements are impacted by the manner in which we allocate the purchase price in a business combination, as assets that are considered to be wasting will reduce future operating results, whereas goodwill and certain other intangible assets are of a non-amortizing nature, therefore there is no income statement impact.

As part of our purchase price allocation, it is necessary to develop the appropriate purchase price paid, which includes the fair value of securities issued and any contingent consideration. In general, we do not issue securities for our acquisitions. However, we did issue securities in connection with the merger of our subsidiary VimpelCom- Region into our company and we may in the future issue securities in connection with acquisitions. After the purchase price is established, we have to allocate that to the underlying assets acquired and liabilities assumed, therefore assets and liabilities that are not originally reflected in the acquired entity need to be assessed and valued. This process requires significant judgment on our part as to what those assets and liabilities are and how they should be valued. The valuation of the individual assets, in particular intangible assets related to assets such as customer intangibles, brands, etc., require us to make significant assumptions, including, among others, the expected future cash flows, the appropriate interest rate to value those cash flows and expected future customer churn rates. All of these factors, which are generally developed in conjunction with the guidance and input of professional valuation specialists, require judgment and estimates. A change in any of these estimates or judgments could change the amount of the purchase price to be allocated to the particular asset or liability. The resulting change in the purchase price allocation to a non-goodwill asset or liability has a direct impact on the residual amount of the purchase price that cannot be allocated, referred to as “goodwill.”

Stock-based Compensation

Until January 1, 2006 we followed the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for our stock option plan. SFAS No. 123 generally allowed companies to account for stock-based compensation under either the fair value method of SFAS No. 123 or under the intrinsic value method of Accounting Principles Board Opinion, or APB, No. 25, Accounting for Stock Issued to Employees. Accordingly, we accounted for our stock-based compensation in accordance with the provisions of APB No. 25 and its related Interpretations and presented pro forma disclosures of results of operations as if the fair value method had been adopted.

As of January 1, 2006 we adopted SFAS No. 123 (revised 2004) Share Based Payment, or SFAS No. 123R, which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

We adopted SFAS No. 123R using the modified prospective method. Prior to the adoption of SFASNo. 123R, we accounted for stock options by re-measuring the intrinsic value of the shares at each reporting period and adjusted the related compensation expense and liability for the change in intrinsic value. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

The effect of adopting FAS 123R for both the stock option and phantom stock plans was an increase in selling, general and administrative expense of approximately US$6,466 for the year ended December 31, 2006. Additionally, we recorded a cumulative effect of a change in accounting principle of US$1,882, representing the difference between the fair value and the intrinsic value of the stock-option and phantom stock plans at January 1, 2006. The total impact of the adoption of SFAS No. 123R for both the stock option and phantom stock plans was a decrease in net income of approximately US$8,348 for the year ended December 31, 2006, equivalent to US$0.16 per common share on both a basic and diluted basis, with no net tax effect.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB statement No. 157, or SFAS No. 157, Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the impact of adopting SFAS No. 157 will have a material impact on our results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159, or SFAS No. 159, The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007 but earlier adoption is allowed under certain conditions. Management does not believe that the impact of adopting SFAS No. 159 will have a material impact on our results of operations or financial position in 2008.

In December 4, 2007, the FASB issued SFAS No. 141(R), or SFAS No. 141(R), “Business Combinations”, and SFAS No. 160, or SFAS No. 160, “Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51”. These new standards will significantly change the financial accounting and reporting of business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. We will be required to adopt SFAS No. 141(R) and 160 on January 1, 2009, and early adoption and retroactive application are prohibited. We have not yet determined the effect that the adoption of SFAS 141(R) and 160 will have on our consolidated financial statements.

In June 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-11, or EITF No. 06-11, Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF No. 06-11 provides that companies are required to recognize the tax benefits of dividends on unvested share-based payments in equity and reclassify those tax benefits from additional paid-in capital to the income statement when the related award is forfeited (or is no longer expected to vest). The Issue is effective for dividends declared in fiscal years beginning after December 15, 2007. The impact of adopting EITF Issue No. 06-11 is not expected to have a material impact on our results of operations or financial position.

In December 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 07-01, or EITF No. 07-01, Accounting for Collaborative Arrangements. EITF No. 07-01 provides that an entity should consider all relevant facts and circumstances when evaluating whether an arrangement is a collaborative arrangement. The issue is effective for annual periods beginning after December 15, 2008. The impact of adopting EITF Issue No. 07-01 is not expected to have a material impact on our results of operations or financial position.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110, or SAB 110, which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share- Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R). SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. Management does not expect that the impact of adopting SAB 110 will have a material impact on our results of operations or financial position.

Related Party Transactions

We have entered into transactions with related parties and affiliates. Please see the section of this Form 6-K entitled “Certain Transactions.”

Off-Balance Sheet Arrangements

We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations. In accordance with our policies, we do not enter into any treasury management transactions of a speculative nature.

Historically, our tariff plans have been linked to the U.S. dollar. However, in 2006, we introduced a number of Russian ruble denominated tariff plans and fixed our Russian ruble/US$ exchange rate at 28.7 for all U.S. dollar linked tariff plans. In 2006, we also changed the functional currency of our accounting systems from the U.S. dollar to the Russian ruble and in the third and fourth quarters of 2006, amended the terms of most of our supplier agreements for payment to be made in Russian rubles instead of U.S. dollars. Nonetheless, a significant amount of our costs, expenditures and liabilities continue to be denominated in U.S. dollars. We are required to collect revenues from our subscribers and from other Russian telecommunications operators for interconnect charges in Russian rubles. To the extent permitted by Russian law, we hold part of our readily available cash in U.S. dollars and euros in order to manage against the risk of ruble devaluation. In 2006 and 2007, we entered into forward, swap and option agreements (to buy U.S. dollars for Russian rubles and Kazakh tenge) with BNP Paribas, Citibank, Standard Bank, Deutsche Bank and certain other banks to hedge our obligations. According to our treasury policy, we hedged the majority of our financial obligations due in 2008. Nonetheless, if the U.S. dollar or euro value of the Russian ruble were to dramatically decline, we could have difficulty repaying or refinancing our foreign currency denominated indebtedness. An increase in the Russian ruble value of the U.S. dollar or euro could, unless effectively hedged, result in a net foreign exchange loss due to an increase in the Russian ruble value of our U.S. dollar or euro denominated liabilities. Accordingly, fluctuations in the value of the Russian ruble against the U.S. dollar or the euro could adversely affect our financial condition and results of operations.

We keep part of our cash and cash equivalents in interest bearing accounts, in U.S. dollars and euros, in order to manage against the risk of Russian ruble devaluation. We maintain bank accounts denominated in Russian rubles, U.S. dollars and euros. Although we attempt to match revenue and cost in terms of their respective currencies, we may experience economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. Under Russian profit tax rules, maintaining cash balances denominated in any foreign currency creates taxable translation gains.

In order to minimize our foreign exchange exposure to fluctuations in the Russian ruble exchange rate, we are migrating some of our U.S. dollar based costs to Russian ruble based costs to balance assets and liabilities and revenues and expenses denominated in Russian rubles. However, this migration might increase our cost exposure to Russian ruble inflationary pressure. Some of our equipment financing obligations are denominated in euros, which exposes us to risks associated with the changes in euro exchange rates. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

The following table summarizes information, as of December 31, 2007, about the maturity of our financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2007 approximates total value. For information regarding changes in certain of our outstanding indebtedness subsequent to December 31, 2007, including indebtedness incurred in connection with our acquisition of Golden Telecom, see “—Liquidity and Capital Resources—Financing activities—2008.”

Aggregate nominal amount of total debt outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2007	2008	2009	2010	2011	2012	Thereafter	Fair Value as of December 31, 2007
Total debt:
Fixed Rate (US$)	1,516.9	1,438.8	1,200.0	900.0	600.0	600.0	600.0	1,518.3
Average interest rate	8.4	8.5%	8.2%	8.3%	8.3%	8.3%	8.3%	8.3%
Variable Rate (€)	39.6%	25.8	14.0	5.6	0.1	—	—	—
Average interest rate	6.0	6.0%	6.0%	6.0%	6.0%	—	—	—
Variable Rate (US$)	857.6	437.9	193.5	73.9	26.1	—	—	—
Average interest rate	6.0%	6.0%	6.0%	6.0%	6.0%	—	—	—
	2,414.1	1,902.5	1,407.5	979.5	626.2	600.0	600.0	—

The following table summarizes information, as of December 31, 2007, about the maturity of Golden Telecom’s financial instruments that are sensitive to foreign currency exchange rates, including foreign currency denominated debt obligations. Fair value at December 31, 2007 approximates total value.

Aggregate nominal amount of total debt outstanding at year-end (in millions of U.S. dollars or euros, as indicated):

	2007	2008	2009	2010	2011	2012	Thereafter	Fair Value as of December 31, 2007
Total debt:
Fixed Rate (US$)	9,6	7,2	5,2	3,0	0,7	—	—	—
Average interest rate	11.06%	8.43%	8.43%	8.43%	8.43%	—	—	—
Fixed Rate (Euro)	0.1	0.1	0.0	0.0	0.0	—	—	—
Average interest rate	10.75%	10.75%	—	—	—	—	—	—
Fixed Rate (UAH)	3.9	1.0	0.4	0.1	0.0	—	—	—
Average interest rate	10.98%	7.24%	7.44%	7.03%	—	—	—	—
Variable Rate (US$)	225.1	225.0	155.8	86.6	17.4	—	—	—
Average interest rate	6.85%	5.69%	5.03%	6.04%	6.02%
	238.7	233.3	161.4	89.7	18.1

VimpelCom and KaR-Tel Derivative Instruments

As of December 31, 2007, the total notional amount of our derivative instruments amounted to US$311.1 million, including US$53.0 million of VimpelCom USD/RUB forward instruments, US$47.2 million of VimpelCom USD/RUB swap instruments, US$120.6 million of VimpelCom USD/RUB zero-cost collars instruments and US$90.3 million of KaR-Tel USD/KZT swap instruments. These derivatives are considered to be economic hedges, but for financial accounting purposes they have not been considered for hedge accounting.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2007
		(In millions of U.S. dollars)
Currency Forwards		53.0	(3.7)

Forward agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.1775 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	53.0	(3.7)

Zero-cost collars		120.6	(3.2)

Zero-cost collars agreement to purchase U.S. dollars for Russian rubles at a rate of protection 27.0323 Russian rubles per U.S. dollar and of rate participation 24.9281 Russian rubles per U.S. dollar	Foreign Currency Exchange Rate Risk	120.6	(3.2)

Cross Currency and Interest Rate Swaps		137.5	1.0

Swap agreement to purchase U.S. dollars for Russian rubles at a fixed rate of 26.64 Russian rubles per U.S. dollar and transfer floating U.S. dollars interest rate (LIBOR 3M + 1.0%) to a fixed Russian ruble interest rate of 6.37%	Interest Rate Risk and Foreign Currency Exchange Rate Risk	47.2	(4.0)

Swap agreement to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer floating U.S. dollars interest rate LIBOR 6M + 3.9% to a fixed Kazakh tenge interest rate of 9.9%	Interest Rate Risk and Foreign Currency Exchange Rate Risk	47.7	4.0

Swap agreement to purchase U.S. dollars for Kazakh tenge at the fixed rate of 122.64 Kazakh tenge per U.S. dollar and transfer floating U.S. dollars interest rate LIBOR 6M + 3.5% to a fixed Kazakh tenge interest rate of 9.9%	Interest Rate Risk and Foreign Currency Exchange Rate Risk	42.6	1.0

Our cash and cash equivalents are not subject to any material interest rate risk.

Golden Telecom Derivative Instruments

As of December 31, 2007, the total notional amount of Golden Telecom’s derivative instruments amounted to US$225.0 million. This derivative is considered to be an economic hedge, but for financial accounting purposes it has not been considered for hedge accounting.

Type of derivative	Hedged Risk	Notional amount	Mark to Market Spot (Clean Price) as of December 31, 2007
		(In millions of U.S. dollars)
Cash flow hedge

Interest rate swap agreement with Citibank, N.A., London Branch, to pay a fixed rate equal to 4.335% in the event the LIBOR rate is equal to no greater than 5.4%, and otherwise pay the LIBOR floating rate	Interest rate risk	225	(3.0)

Additional Reconciliations of Non-U.S. GAAP Financial Measures (Unaudited)

ARPU is a non-U.S. GAAP financial measure.

ARPU is used to measure the average monthly services revenue on a per subscriber basis. ARPU is calculated as service revenue generated by subscribers, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, divided by the average number of our subscribers for the period and divided by the number of months in that period

We believe that ARPU provides useful information to investors as it is a main indicator of the performance of our business operations. We believe that ARPU provides management with useful information concerning usage and acceptance of our services. Non-U.S. GAAP financial measures should not be viewed separately or as an alternative to other figures reported under U.S. GAAP. Reconciliation of ARPU to service revenue and connection fees, the most directly comparable U.S. GAAP financial measures, is presented below.

Reconciliation of ARPU to Service Revenue and Connection Fees

(Unaudited, in thousands of U.S. dollars, except for ARPU and subscriber amounts)

	Years Ended December 31,
	2007		2006		2005		2004		2003
Total ARPU:
Total service revenues	US$	7,018,470	US$	4,830,739	US$	3,175,221	US$	2,070,720	US$	1,269,927
Less: Connection fees		1,356		1,752		876		720		1,279
Less: Revenue from rent of fiber optic channels		4,496		1,845		1,370		1,788		1,299
Service revenue used to calculate ARPU		7,012,618		4,827,142		3,172,975		2,068,212		1,267,349
Average number of subscribers (‘000)		48,104		41,383		30,538		—		—
Total average revenue per subscriber per month	US$	12.1	US$	9.7	US$	8.7		—	US$	—
Average number of registered subscribers (‘000)		58,933		50,326		35,393		16,986		7,749
Total average revenue per registered subscriber per month	US$	9.9	US$	8.0	US$	7.5	US$	10.1	US$	13.6
Russia ARPU:
Total service revenues	US$	6,082,473	US$	4,379,534	US$	2,997,388	US$	2,025,638	US$	1,269,927
Less: Connection fees		904		1,744		876		720		1,279
Less: Revenue from rent of fiber optic channels		4,496		1,845		1,370		1,788		1,299
Service revenue used to calculate ARPU		6,077,073		4,375,945		2,995,142		2,023,130		1,267,349
Average number of subscribers (‘000)		40,299		37,996		29,207		—		7,749
Russia average revenue per subscriber per month	US$	12.6	US$	9.6	US$	8.5		—	US$	13.6
Average number of registered subscribers (‘000)		49,457		46,142		33,958		16,734		—
Russia average revenue per registered subscriber per month	US$	10.2	US$	7.9	US$	7.4	US$	10.1	US$	—
Kazakhstan ARPU:
Total service revenues	US$	610,471	US$	351,854	US$	176,924	US$	45,082	US$	—
Less: Connection fees		0		—		—		—		—
Service revenue used to calculate ARPU		610,471		351,854		176,924		45,082		—
Average number of subscribers (‘000)		3,875		2,332		1,303		—		—
Kazakhstan average revenue per subscriber per month	US$	13.1	US$	12.6	US$	11.3		—	US$	—
Average number of registered subscribers (‘000)		4,880		2,893		1,404		716		—
Kazakhstan average revenue per registered subscriber per month		US10.4	US$	10.1	US$	10.5	US$	15.7	US$	—
Ukraine ARPU:
Total service revenues	US$	110,212	US$	35,024	US$	1,952	US$	—	US$	—
Less: Connection fees		153		8		—		—		—
Service revenue used to calculate ARPU		110,059		35,016		1,952		—		—
Average number of subscribers (‘000)		1,937		582		228		—		—
Ukraine average revenue per subscriber per month	US$	4.7	US$	5.0	US$	4.3		—		—
Average number of registered subscribers (‘000)		2,501		714		239		—		—
Ukraine average revenue per registered subscriber per month	US$	3.7	US$	4.1	US$	4.1		—	US$	—
Tajikistan ARPU:
Total service revenues	US$	23,927	US$	1,218		—		—	US$	—
Less: Connection fees		0		—		—		—		—
Service revenue used to calculate ARPU		23,927		1,218		—		—		—
Average number of subscribers (‘000)		205		15		—		—		—
Tajikistan average revenue per subscriber per month	US$	9.7	US$	6.8		—		—		—
Average number of registered subscribers (‘000)		222		23		—		—		—
Tajikistan average revenue per registered subscriber per month	US$	9.0	US$	4.4		—		—	US$	—
Uzbekistan ARPU:
Total service revenues	US$	111,716	US$	57,439		—		—		—

Less: Connection fees		0		0	—	—		—
Service revenue used to calculate ARPU		111,716		57,439	—	—		—
Average number of subscribers (‘000)		1,315		402	—	—		—
Uzbekistan average revenue per subscriber per month	US$	7.1	US$	11.9	—	—		—
Average number of registered subscribers (‘000)		1,360		461	—	—		—
Uzbekistan average revenue per registered subscriber per month	US$	6.8	US$	10.4	—	—	US$	—
Armenia ARPU:
Total service revenues	US$	91,970	US$	10,451	—	—		—
Less: Connection fees		279		—	—		US$	—
Service revenue used to calculate ARPU		91,691		10,451	—	—		—
Average number of subscribers (‘000)		457		409	—	—		—
Armenia average revenue per subscriber per month	US$	16.7	US$	17.0	—	—		—
Average number of registered subscribers (‘000)		490		445	—	—
Armenia average revenue per registered subscriber per month	US$	15.6		15.7	—	—		—
Georgia ARPU:
Total service revenues	US$	1,468		—	—	—	US$	—
Less: Connection fees		20		—	—	—		—
Service revenue used to calculate ARPU		1,448		—	—	—		—
Average number of subscribers (‘000)		17.8		—	—	—		—
Georgia average revenue per subscriber per month	US$	7.4		—	—	—		—
Average number of registered subscribers (‘000)		25.0		—	—	—		—
Georgia average revenue per registered subscriber per month	US$	5.3		—	—	—		—

OUR COMPANY

Overview

We are a telecommunications operator, providing voice and data services through a range of wireless, fixed and broadband technologies. The VimpelCom group of companies includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia, covering territory with a total population of approximately 250.0 million. On February 28, 2008, we completed the acquisition of 100.0% of the outstanding shares of Golden Telecom, a leading provider of fixed-line telecommunications and Internet services in major population centers throughout Russia and other countries in the CIS. With our acquisition of Golden Telecom, we plan to transform VimpelCom into a leading integrated telecommunications provider in Russia and the CIS.

Our net operating revenues were US$7,171.1 million for the year ended December 31, 2007, compared to US$4,868.0 million for the year ended December 31, 2006. Our operating income was US$2,206.2 million for the year ended December 31, 2007, compared to US$1,397.3 million for the year ended December 31, 2006. Our net income was US$1,462.7 million for the year ended December 31, 2007, compared to US$811.5 million for the year ended December 31, 2006. On a pro forma basis after giving effect to the Golden Telecom acquisition, for the year ended December 31, 2007 our net operating revenues would have been US$8,360.7 million, our operating income would have been US$2,219.9 million and our net income would have been US$1,324.4 million.

As of December 31, 2007, our total number of mobile subscribers in Russia and the CIS was 51.7 million (including 42.2 million in Russia, 4.6 million in Kazakhstan, 2.1 million in Uzbekistan, 1.9 million in Ukraine, 0.4 million in Armenia, 0.3 million in Tajikistan and 0.1 million in Georgia). As of December 31, 2006, our total number of mobile subscribers in Russia and the CIS was 45.5 million (including 39.8 million in Russia, 3.1 million in Kazakhstan, 0.7 million in Uzbekistan, 1.5 million in Ukraine, 0.4 million in Armenia and 0.07 million in Tajikistan). As of December 31, 2007, Golden Telecom’s Business and Corporate Services line of business had 508,904 customer contracts and its Carrier and Operator Services line of business had 4,251 customer contracts. As of December 31, 2007, Golden Telecom had 471,487 broadband subscribers and approximately 36,500 mobile subscribers.

We currently operate our mobile telecommunications services in Russia, Kazakhstan, Ukraine, Armenia, Tajikistan, Uzbekistan and Georgia primarily under the “Beeline” brand name. In Russia and other countries in the CIS, we offer many of our other fixed-line telecommunications and related services and Internet services under the Golden Telecom brand name, although, some recently acquired services still carry local brands.

History and Development

Our company is an open joint stock company organized under the laws of the Russian Federation. Our company was registered in the Russian Federation on September 15, 1992 as a closed joint stock company and re-registered as an open joint stock company on July 28, 1993. Our registered offices are located at 10 Ulitsa 8 Marta, Building 14, Moscow, Russian Federation 127083. Our telephone number is +7 (495) 725 0700.

In November 1996, we became the first Russian company since 1903 to list shares on the NYSE. Our American Depositary Shares, or ADSs, are traded under the symbol “VIP”.

In December 1998, Telenor, Norway’s leading telecommunications company, became a strategic partner in our company. That same year, we became the first major mobile telecommunications services provider in Russia to offer prepaid plans to our subscribers.

To accelerate the development of our company’s regional GSM license portfolio, in May 2001, our company signed an agreement with Alfa Group, which purchased strategic ownership interests in our company. Telenor also participated in the transaction.

In April 2003, we launched operations in St. Petersburg and by the end of that year we had 55 regional networks in commercial operation and a total subscriber base exceeding 10.0 million.

In September 2004, we began to implement our strategic plan to expand our operations into the CIS by acquiring KaR-Tel, a mobile telecommunications services provider with a national GSM license in Kazakhstan. We continued our growth strategy throughout 2005 and 2006 by acquiring 100.0% of URS in Ukraine in November 2005, 60.0% of Tacom in Tajikistan in December 2005, 100.0% of each of Buztel and Unitel in Uzbekistan in January and February 2006, respectively, 51.0% of Mobitel in Georgia in July 2006 and 90.0% of ArmenTel in

Armenia in November 2006. In July 2006, we merged Buztel into Unitel. In December 2006, we increased our stake in Tacom to 80.0% and in April 2007, we increased our stake in ArmenTel to 100.0%. In April 2007, we entered into an agreement to sell 33.3% of Freevale Enterprises, Inc. This transaction was finalized on June 14, 2007, and our effective indirect shareholding in Unitel decreased to 93.0%.

In November 2004 and May 2005, respectively, we completed the mergers of our subsidiaries, VimpelCom-Region and KB Impuls into VimpelCom. In April and May 2006, we completed the mergers of the following wholly-owned subsidiaries into VimpelCom: Closed Joint Stock Company “Sotovaya Company,” Closed Joint Stock Company “StavTeleSot,” Closed Joint Stock Company “Vostok-Zapad Telecom,” Open Joint Stock Company “Orensot,” Open Joint Stock Company “Dal Telecom International,” Closed Joint Stock Company “Extel,” and Open Joint Stock Company “Beeline-Samara,” which we refer to collectively as the Merged Companies.

In September 2005, we acquired 89.6% of Closed Joint Stock Company “Sakhalin Telecom Mobile,” or STM, which holds a GSM-1800 license covering the territory of Sakhalin.

In August 2007, we acquired 100% of Closed Joint Stock Company “Corporation Severnaya Korona,” which we refer to as CSK and which holds GSM-900/1800 and D-AMPS licenses covering the Irkutsk region.

On January 18, 2008, our indirect wholly-owned subsidiary Lillian Acquisition, Inc. commenced a tender offer to purchase, at a price of $105.0 per share in cash, any and all outstanding shares of Golden Telecom’s common stock, on the terms and subject to the conditions specified in an offer to purchase dated January 18, 2008. Upon the closing of the initial offer period and the subsequent offer period on February 26, 2008, Golden Telecom shareholders had tendered over 94.0% of the outstanding shares of Golden Telecom. On February 28, 2008, Lillian Acquisition was merged with and into Golden Telecom, with Golden Telecom continuing as the surviving corporation. As a result of the merger, Golden Telecom became our indirect wholly-owned subsidiary.

For more information on our recent acquisitions, see the section of this Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Investing Activities.”

Competitive Strengths

We believe that we are well positioned to capitalize on opportunities in the Russian and CIS wireless, fixed-line and broadband telecommunications markets. We seek to differentiate ourselves from our competitors by providing innovative and high-quality wireless, fixed-line and broadband telecommunications services packages, specialized customer care and a set of recognized brand names.

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Recognized brand name. We market our mobile services under our “Beeline” brand name in seven countries (Russia, Kazakhstan, Ukraine, Uzbekistan, Armenia, Tajikistan and Georgia). We established our “Beeline” brand in Russia in 1993 and launched the “Beeline” brand name in Kazakhstan in 2005, in Ukraine, Uzbekistan and Tajikistan in 2006, in Georgia in 2007 and in Armenia in 2008. Primarily as a result of our innovative marketing and brand licensing efforts, our “Beeline” brand name is among the most recognized brand names in Russia. For the past three years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group, which recently estimated the brand’s value at approximately US$7.2 billion.

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Product and service innovation. In our mobile business, our contract services packages offer features targeted at large corporate and high value subscribers. We offer our business clients a wide range of GPRS-based services (including mobile e-mail, mobile office and corporate GPRS access) and we are in the process of rolling out our 3G network. We continue to seek out new products and services to provide our subscribers with faster access and easier usage to be competitive in the markets in which we operate. We also continue to develop services oriented towards our prepaid consumer segment, such as allowing customers to stay connected while temporarily accruing a negative account balance. We offer different tariffs and solutions to all market segments and types of companies. We plan to begin launching 3G services in several markets in Russia beginning in the second half of 2008 and rolling out 3G technology as frequencies are cleared and network construction in each region is completed.

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Convergence. Following our acquisition of Golden Telecom, we now offer a broad portfolio of competitive services in both the fixed-line corporate data market and the residential broadband Internet market that are designed to match the needs of our customers.

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Specialized customer care. We provide specialized customer service to our different subscriber segments. We believe that in our core business areas, VimpelCom has achieved best practices in the accessibility of its call centers. We believe that our ability to provide specialized customer service has helped us maintain a high level of subscriber satisfaction with our products and services and control churn. We also believe that Golden Telecom provides particularly strong customer service to its corporate subscribers, and VimpelCom plans to begin implementing a similar customer service model for its own corporate customers. Within the next few months, VimpelCom plans to staff its business segment customer service using an approach similar to Golden Telecom’s model, and by the end of 2008, we expect to be able to offer VimpelCom’s and Golden Telecom’s business customers a common approach to customer care via a single interface.

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Broad distribution network. We have one of the largest distribution networks for mobile services in Russia with approximately 2,500 independent dealers and approximately 34,000 points of sale. In addition, we have approximately 150,000 locations in Russia where prepaid scratch cards are sold and/or cash is collected. We are also rapidly expanding our distribution in the CIS and already have approximately 30,000 points of sales throughout the CIS countries. We believe that this distribution network, which has been built primarily to serve the mobile business, will be a competitive asset as we expand the geographical footprint of our consumer Internet access business. We are also developing exclusively branded dealer outlets for Beeline products and services and establishing customer care services in dealer retail networks to provide better customer support to Beeline clients. We have already established approximately 2,300 exclusive dealers in Russia.

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Unified, sophisticated mobile network. We are able to provide uniform mobile products and services that we develop and launch on a national rather than local basis due to our centralized IT platform which operates throughout our unified mobile network system covering our license areas in Russia and the CIS. We believe that our level of centralization and standardization is unique in the license areas where we operate and that this gives us a competitive advantage and efficiency in developing and rolling out new services. We build our mobile networks with advanced technology from the world’s leading mobile telecommunications equipment suppliers, such as Alcatel-Lucent, Ericsson and Nokia, in order to provide our subscribers with high-quality, dependable networks capable of offering enhanced value added services and features. We also plan to launch our 3G network in 2008 by following the same principles of centralization that we have applied to our 2G network and building on a philosophy of a convergent 2G/3G core.

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Extensive fixed infrastructure. Through the combination of VimpelCom’s and Golden Telecom’s fixed assets, including both long distance fiber lines and city rings, we have what we believe is one of the best high-speed fixed asset bases in Russia, which enables us to efficiently carry our own traffic and to offer data communications capacity on a wholesale basis. In addition, we expect the increased network capacity will allow us to deliver a broader range of products at a higher speed.

Strategy

With the acquisition of Golden Telecom, our corporate strategy now focuses on five major areas: extracting maximum value from the Russian mobile consumer business, strengthening the corporate business segment, developing the consumer Internet access business, growing our business in the CIS and capturing attractive opportunities to expand into adjacent territories and lines of business. The cornerstones of this strategy are as follows:

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Extract maximum value from the Russian mobile consumer business. The core of our business has always been and remains the mobile consumer business in Russia. According to AC&M Consulting, as of December 31, 2007, there were 172.9 million mobile telecommunications subscribers in Russia, where the penetration rate grew to 121.6%. The overwhelming majority of these customers are consumers, as Russian businesses are much less prone to provide phones to employees than their counterparts in many European markets. As the mobile telecommunications market in Russia has reached saturation, we are focusing less on subscriber market share growth and more on revenue growth. Our strategy is to continue revenue growth in Russia by:

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Growing ARPUs through voice and data stimulation with stable pricing. Our current business plan focuses on increasing ARPU from our existing subscribers. In 2007, our ARPU in Russia grew to US$12.6 from US$9.6 in 2006. In the long term, we expect ARPU to gradually increase as Russia’s average disposable income increases and as a result of the introduction and marketing of new, specialized products and services to existing subscribers. We also believe that stable pricing is the key to future ARPU growth as we believe that price decreases do not stimulate large enough MOU increases to offset the negative effect that such price decreases have on ARPU.

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Maintaining active mobile subscriber base through specific central and local sales and loyalty programs. Being a predominantly pre-paid market, Russia has significant churn and this, combined with new-to-market subscribers, such as adolescents and migrant workers, means that there will continue to be opportunities for significant customer acquisitions although the Russian market is mature. We strive to maintain our overall active mobile subscriber base market share in this environment, but are focusing our acquisition efforts specifically on high- ARPU customers and other high-value market segments. To this end, we are continuously launching specific central and local sales initiatives as well as targeted loyalty initiatives.

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Exploring consolidation opportunities. We believe that market consolidation can, under the right circumstances, create significant value, and we therefore continue to actively monitor opportunities that may arise to acquire Russian operators.

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Strengthen the corporate business segment. With the acquisition of Golden Telecom, we believe that we will have unique opportunities in the Russian market to serve corporate customers and grow our business in this segment. Specifically, we are focusing on a set of mutually supportive areas:

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Cross-selling between fixed and mobile subscribers based on a convergent service portfolio. Golden Telecom has a strong client list in the large corporate segment, and many of its corporate clients are not Beeline subscribers. On the other hand, VimpelCom has a strong client list in the small and medium enterprise segment, and many of its subscribers are not Golden Telecom customers. We believe that there will be many opportunities for us to cross-sell products based on these existing relationships. We also believe that we are now in a unique position in the market to develop and effectively sell new convergent services, ranging from simple bill consolidation to more advanced services that make the fixed-line and mobile user experience seamless.

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Expanding geographical presence organically and through acquisitions. Some of our corporate clients are expanding outside of Moscow, establishing retail shops and outlets, bank branches, hotels, restaurants and other retail franchises. We plan to work with our corporate clients to help them grow quickly and efficiently by providing them with the same level of fixed-line communication services as in Moscow. We believe the fixed-line infrastructure that we deploy and operate in the Russian regions and throughout the CIS is technologically superior to the existing telecommunications lines operated by incumbent operators. Also, Golden Telecom’s set of licenses, including its long distance licenses, allows us to offer an attractive set of different products and services, including corporate data networks, local and long distance voice services, Internet, data and call centers. Golden Telecom has historically been an active acquirer of regional fixed-line businesses, and we intend to continue to explore consolidation opportunities through selective acquisitions that will allow us to expand our geographical reach, add to our service offerings and improve our market share while maintaining operational control. We will target complementary acquisition opportunities that will enable us to achieve synergies and economies of scale and seek regional opportunities in major cities where we do not have our own local network infrastructure.

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Leveraging asset base to expand wholesale businesses. Golden Telecom has historically had strong wholesale and data center businesses through which they provide a range of carrier and operator services, including voice and data transmission services to foreign and Russian telecommunications and mobile operators, as well as server co-location and hosting services for other businesses. We intend to continue to grow these business areas based on VimpelCom’s and Golden Telecom’s combined infrastructure assets supporting these businesses.

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Develop the consumer Internet access business. The consumer Internet access business in Russia is still well behind that in many western countries in terms of end-user Internet penetration, but recently the number of subscribers has increased, particularly in Moscow and other major cities. We intend to capitalize on this trend by providing a full portfolio of Internet access products, ranging from 3G mobile access to FTTB, effectively offering a high quality solution for each segment in the market, supporting a variety of price points, mobility need and speed requirement. We believe that we are uniquely placed in the Russian market to offer such a broad portfolio of access products. We will also draw heavily on our targeted marketing capabilities to cross-sell our whole portfolio of Internet access products to our mobile customer base.

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Grow our business in the CIS. With our acquisitions of mobile telecommunications companies in the CIS, we believe that we are well positioned to become a leading international mobile telecommunications services provider by focusing on subscriber growth by:

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Focusing on active subscriber base growth. Most of the markets where we operate in the CIS have not yet reached maturity and we therefore focus our efforts primarily on growing our active subscriber base. To achieve this, we are continuously working to introduce new competitive tariffs and investing in the expansion of our networks to keep up with traffic growth, continue to offer high-quality products and expand our coverage in rural areas.

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Replicating our unified business platform developed in Russia. We will continue to expand our commercial operations in the CIS by leveraging the strengths of our unified national business model, which we have designed and implemented in Russia. We have implemented this strategy in Kazakhstan and we believe that it has contributed to the success we have achieved in that market. This business model draws on our considerable knowledge, experience and expertise with respect to technology and customer service. In 2007, we continued to successfully roll out the core elements of this unified business and technology platform to our acquired companies in the CIS, and we intend to continue to roll it out in each of the markets of the CIS where we operate. We believe that implementing our unified business model throughout the CIS will enable us to more quickly build a sophisticated network infrastructure, increase network standardization and achieve greater economies of scale in the areas of sales and marketing, customer service, information technology, billing and human resources. We have introduced our “Beeline” brand name across our CIS mobile operations, which will provide us with a single, strong, international brand name from which to market our services and products. Through our acquisition of ArmenTel, and through Golden Telecom’s CIS assets, we are also increasingly in a position to replicate in the CIS the fixed/mobile integration that we are planning to develop in Russia.

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Leveraging service portfolio implemented in Russia. In Russia, we have built up considerable knowledge of products, services and marketing initiatives that work well in developing markets, and we are transferring this experience to our operations in the CIS.

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Capture attractive opportunities to expand into new business areas. As part of our overall business strategy, we will also explore attractive opportunities to expand into adjacent areas where our experience and existing platforms provide a strong foundation for successful execution, whether they are new geographic areas, including expansion outside the CIS, or new lines of business. The acquisition of Golden Telecom represents a major milestone in our pursuit of this strategic objective and we continue to explore new areas in which to build attractive businesses, including TV (mobile, digital, terrestrial or IP-based) and businesses with advertising-funded business models. Finally, we also work to understand how new technology advances can open up new business opportunities for us.

In addition to these five primary strategic areas, we are also focusing on promoting greater efficiency throughout our operations and on building and sustaining strong management capabilities by offering an open, transparent and meritocracy-based environment, using a global approach to hiring and ensuring competitive, performance-based compensation packages.

Organizational Structure

VimpelCom is the parent company of a number of operating subsidiaries and holding companies. The table below sets forth our significant operating subsidiaries, including those subsidiaries that hold our principal telecommunications licenses, and our percentage ownership interest in each subsidiary as of March 31, 2008. Our percentage ownership interest is identical to our voting power in each of the subsidiaries.

Subsidiary	Country of Incorporation	Percentage Ownership Interest
CJSC “Sakhalin Telecom Mobile”(1)	Russia	89.6%
CJSC “Impuls KB”(2)	Russia	100.0%
CJSC “RTI Service-Svyaz”(3)	Russia	100.0%
LLC “Dominanta”	Russia	75.0%
CJSC “Corporation Severnaya Korona”(4)	Russia	100.0%
LLC “EDN Sovintel”(5)	Russia	100.0%
CJSC “Cortec”(6)	Russia	51.0%
LLC Kolangon-Optim(7)	Russia	65.0%
LLC Dicom(8)	Russia	75.0%
CJSC “Investelectrosvyaz”(9)	Russia	51.0%
LLP “KaR-Tel”(10)	Kazakhstan	50.0% plus one share
LLP “SA-Telcom”(11)	Kazakhstan	100.0%
LLC “Tacom”(12)	Tajikistan	80.0%
CJSC “Ukrainian RadioSystems”(13)	Ukraine	100.0%
LLC “Golden Telecom”(14)	Ukraine	80.0%
LLC “S-Line”(15)	Ukraine	75.0%
LLC “Unitel”(16)	Uzbekistan	93.0%
LLC “Buzton”(17)	Uzbekistan	54.0%
LLC “Mobitel”(18)	Georgia	51.0%
CJSC “ArmenTel”	Armenia	100.0%

(1)	On April 16, 2008, our board of directors recommended that our shareholders approve the merger of STM into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.
(2)	On April 16, 2008, our board of directors recommended that our shareholders approve the merger of CJSC “Impuls KB” into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.
(3)	On April 16, 2008, our board of directors recommended that our shareholders approve the merger of CJSC “RTI Service-Svyaz” into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.
(4)	On April 16, 2008, our board of directors recommended that our shareholders approve the merger of CSK into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.
(5)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., which in turn owns a 100.0% interest in Golden Telecom, Inc. which in turn owns 100.0% of SFMT-CIS, Inc., which owns 32.3% of Sovintel directly and owns the remaining 67.7% indirectly through SFMT-Rusnet, Inc.
(6)	Owned indirectly through 100.0% ownership interest in Sovintel (see Note (5)). CJSC “Cortec” and its subsidiaries are referred to in this Form 6-K as Corbina.

(7)	Owned indirectly though 100.0% ownership interest in SFMT-CIS (see Note (5)), which in turn owns 65.0% of Fortland Ltd., which owns 100.0% of Kolangon-Optim.
(8)	Owned indirectly though 100.0% ownership interest in SFMT-CIS (see Note (5)), which in turn owns 75.0% of Dicom.
(9)	Owned indirectly through 100.0% ownership interest in Sovintel (see Note (5)), which owns a 50.1% interest in Cortec, which in turn owns 100.0% of Investelectrosvyaz.
(10)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., which in turn owns a 50.0% plus one share interest in Limnotex, the parent company of KaR-Tel.
(11)	Owned indirectly through 100.0% ownership interest in SFMT-CIS (see Note (5)), which in turn owns 100.0% of SFMT-Rusnet, which owns 100.0% of SA-Telcom.
(12)	Owned indirectly through 100.0% ownership interest in VimpelCom Finance B.V., the parent company of VimpelCom (BVI) Ltd. which in turn owns a 80.0% interest in Tacom.
(13)	Owned indirectly through 100.0% ownership interest in each of URS’s shareholders: Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited.
(14)	Owned indirectly through 100.0% ownership interest in LLC GTS Ukrainian TeleSystems, which in turn owns approximately 76.3% of LLC Golden Telecom, or GTU, and through a 100.0% indirect ownership interest in LLC Invest Holding, which in turn owns approximately 3.7% of GTU.
(15)	Owned indirectly through 100.0% ownership interest in SFMT-CIS (see Note (5)), which in turn owns 75.0% of S-Line.
(16)	Owned indirectly through 66.7% ownership interest in Freevale Enterprises, Inc., which holds 21.0% of Unitel, and 100.0% ownership interest in Silkway Holding B.V. which hold 79% in Unitel.
(17)	Owned indirectly through 100.0% ownership interest in SFMT-Rusnet (see Note (10)), which owns 54.0% of Buzton.
(18)	Owned indirectly through 100.0% ownership interest in Watertrail Industries Ltd. (BVI).

Mobile Telecommunications Licenses

Russia

GSM Licenses. We hold GSM licenses for seven out of the eight Russian super-regions. In total, our super-regional GSM licenses cover approximately 96.0% of Russia’s population and permit us to operate a unified dual band GSM-900/1800 network.

We do not currently hold a GSM super-regional license for the Far East super-region of Russia. We currently hold GSM-1800 and D-AMPS licenses in the following seven regions of the 14 regions within the Far East super-region: Amur region, Kamchatka Krai, Khabarovsk Krai, Sakhalin region, Evreyskaya Autonomous Region, Magadan region and Irkutsk region.

In addition to the seven super-regional GSM licenses, we hold GSM licenses for the following four territories, all of which are located within the seven super-regions: Kaliningrad region, within the Northwest region; Orenburg region, within the Ural region; and the Kabardino Balkarskaya Republic and the Karachaevo Cherkesskaya Republic, both within the North Caucasus region.

3G Licenses. On April 20, 2007, the Federal Communications Agency announced that our company was awarded one of three UMTS licenses in Russia. The license was issued on May 21, 2007 and has start of service requirements of not later than May 21, 2009 for some Russian regions and November 21, 2009 for the remaining regions. We are also required to install a total of 6,096 3G base stations throughout Russia. The license expires on May 21, 2017.

For additional information relating to the risks relating to the 3G license award, see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Our failure to keep pace with technological changes and evolving industry standards could harm our competitive position and, in turn, materially adversely affect our business.”

CIS

Kazakhstan. KaR-Tel holds a national GSM-900/1800 license for the entire territory of Kazakhstan.

Uzbekistan. Unitel holds national GSM-900/1800 and UMTS licenses covering the entire territory of Uzbekistan.

Ukraine. URS holds a GSM-900 license that covers the entire territory of Ukraine and a GSM-1800 license that covers 23 of Ukraine’s 27 administrative regions (including the Kyiv Region, but excluding the City of Kyiv, the Dnipropetrovsk Region and the Odessa Region). Golden Telecom (Ukraine) holds a GSM-1800 license covering the entire territory of Ukraine. We are still considering whether and how to combine the URS and Golden Telecom mobile operations in Ukraine.

Armenia. ArmenTel, which provides both fixed-line and mobile services, holds GSM-900/1800 and UMTS licenses for the entire territory of Armenia.

Tajikistan. Tacom holds national GSM-900/1800, UMTS and AMPS licenses for the entire territory of Tajikistan.

Georgia. Mobitel holds GSM-1800 and E-GSM licenses for the entire territory of Georgia.

The following tables summarize the principal terms of our GSM licenses, including the license areas, initial issue dates and expiration dates.

Principal Terms of our Super-Regional GSM Licenses in Russia

	Valid From	Expiration Date
Moscow	Apr. 28, 2008	Apr. 28, 2013
Central and Central Black Earth	Apr. 28, 2008	Apr. 28, 2013
North Caucasus	Apr. 28, 2008	Apr. 28, 2013
Northwest	Sep. 12, 2002	Sep. 12, 2012
Siberian	Apr. 28, 2008	Apr. 28, 2013
Ural(1)	Nov. 14, 2002	Nov. 14, 2012
Volga	Apr. 28, 2008	Apr. 28, 2013

(1)	We hold a GSM license covering all 12 territories of the Ural super-region, which contains certain requirements related to the licensed territories: (i) GSM-900/1800 standard for the following territories within the Ural super-region: Komi Republic, Udmurtskaya Republic, Kirov region, Kurgan region, Sverdlovsk region, Yamal Nenets autonomous district, the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region of Permskiy Krai, Gaynsky metropolitan region; and (ii) GSM-1800 standard for the following territories within the Ural super-region: Orenburg region, Tyumen region, Chelyabinsk region, Hanty-Mansiysky autonomous district—Yugra and Permsky krai (not including the city of Kudymkar, Kudymkar metropolitan region, Yus’vinsky metropolitan region, Yurlinsky metropolitan region, Kochevsky metropolitan region, Kossinsky metropolitan region and Gaynsky metropolitan region).

Principal Terms of our Territorial GSM Licenses in Russia

License Area	Issue Date	Expiration Date	Type of License
Amur region	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Kabardino Balkarskaya Republic(1)	Mar. 17, 2000	Mar. 17, 2010	GSM-900
Kamchatka region	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Karachaevo Cherkesskaya Republic(2)	May 19, 2000	May 19, 2010	GSM-900
Khabarovsk Krai	Jan. 10, 2002	Jan. 10, 2012	GSM-1800
Orenburg region	Jun. 13, 2000	Jun. 13, 2010	GSM-900/1800
Sakhalin(3)	Oct. 18, 2001	Oct. 18, 2011	GSM-1800
Evreyskaya autonomous region(4)	Aug. 27, 2007	Aug. 27, 2012	GSM-1800
Magadan region(5)	Aug. 27, 2007	Aug. 27, 2012	GSM-1800
Koryakskiy district of Kamchatskiy Krai(6)	Aug. 27, 2007	Aug 27, 2012	GSM-1800
Kaliningrad region	Aug. 1, 2006	Aug. 1, 2011	GSM-900
Irkutsk region(7)	Sept. 13, 2001	Sept. 13, 2011	GSM-900/1800

(1)	The license for the Kabardino Balkarskaya Republic, which is part of the North Caucasus super-region, is held by Kabardino Balkarsky GSM. Certain requirements for this license have not been met because VimpelCom provides mobile services in this license area. On April 16, 2008, our board of directors recommended that our shareholders approve the merger of Kabardino Balkarsky GSM into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.

(2)	The license for the Karachaevo Cherkesskaya Republic, which is part of the North Caucasus super-region, is held by Karachaevo Cherkessk TeleSot. Certain requirements for this license have not been met because VimpelCom provides mobile services in this license area. On April 16, 2008, our board of directors recommended that our shareholders approve the merger of Karachaevo Cherkessk TeleSot into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.
(3)	The license for the Sakhalin region, which is part of the Far East super-region, is held by STM. On April 16, 2008, our board of directors recommended that our shareholders approve the merger of STM into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.
(4)	The license for the Everskaya autonomous region has conditions relating to population coverage and base station buildout.
(5)	The license for the Madagan region has conditions relating to population coverage and base station buildout.
(6)	The license for the Koryakskiy district of Kamchatskiy Krai has conditions relating to population coverage and base station buildout.
(7)	The license for the Irkutsk region, which is part of the Far East region, is held by CSK. On April 16, 2008, our board of directors recommended that our shareholders approve the merger of CSK into VimpelCom at our next annual general shareholders meeting, scheduled for June 9, 2008.

Principal Terms of our Mobile Licenses in the CIS

License Area	Issue Date	Expiration Date	Type of License	Territorial Coverage
Kazakhstan	Aug. 24, 1998	Aug. 24, 2013	GSM-900	Entire territory of Kazakhstan
Uzbekistan	Jan. 6, 2005	Aug. 6, 2016	GSM-900/1800 and UMTS	Entire territory of Uzbekistan
Ukraine
URS	May 16, 2006	Apr. 28, 2010	GSM-900	Entire territory of Ukraine
URS	Oct. 20, 2005	Oct. 20, 2020	GSM-1800	23 out of 27 administrative regions of Ukraine
URS	Dec. 15, 2005	Dec. 15, 2020	GSM-1800	Kyiv region
GTU	May 20, 2003	July 31, 2013	GSM-1800	Kyiv, Kyiv region
GTU	May 20, 2003	July 7, 2014	GSM-1800	Kyiv
GTU	May 18, 2006	May 18, 2021	GSM-1800	Entire territory of Ukraine, excluding Kyiv, Kyiv region and Dnipropetrovsk region
GTU	May 20, 2003	January 19, 2010	GSM-1800	Odessa, Odessa Region
GTU	Dec. 6, 2002	January 28, 2009	GSM-1800	Entire territory of Ukraine, excluding Kyiv and Kyiv region
GTU	Oct. 19, 2007	May 18, 2021	GSM-1800	Kyiv region
GTU	Oct. 19, 2007	July 7, 2014	GSM-1800	Kyiv
Armenia	Feb. 23, 1995	Mar. 3, 2013	GSM-900/1800 and UMTS	Entire territory of Armenia
	Jun. 18, 2004	Jun. 18, 2009	GSM-900/1800
Tajikistan	Mar. 24, 2005	Mar. 24, 2010	AMPS	Entire territory of Tajikistan
	Aug. 29, 2005	Aug. 29, 2010	UMTS
Georgia	Dec. 16, 2005	Jul. 23, 2013	GSM-1800 and E-GSM	Entire territory of Georgia

Fixed-line, Data and Long Distance Licenses

The tables below set forth the principal terms of the fixed-line, data and long distance licenses that are important to our operations (other than mobile operations) in Russia, Ukraine, Kazakhstan, Uzbekistan, Armenia and Tajikistan. Renewal applications will be submitted where necessary for any licenses expiring in 2008.

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in Russia
License Type	Region	Expiration Date
Local Communications Services	Nizhny Novgorod Region(1)	October 5, 2010
	St. Petersburg, Leningrad Region(2)	December 12, 2010
	Moscow(2)	July 23, 2011
	Moscow, St. Petersburg(3)	September 21, 2011
	Republic of Komi Sverdlovsk Region, Novgorod Region(3)	February 16, 2011
	Krasnodar(3)	June 5, 2012
	Krasnodar Region(3)	February 15, 2011
	Leningrad Region, Moscow Region(3)	January 23, 2012
	Samara Region, Krasnoyarsk Region(3)	March 9, 2012
	Moscow, Moscow Region(4)	May 21, 2012
	Leningrad Region, Nizhny Novgorod Region, Samara Region(4)	November 9, 2012
Leased Communications Circuits	Moscow, Moscow Region, St. Petersburg, Leningrad Region, Krasnodarskiy region, Krasnoyarskiy region, Sverdlovskiy region, Nizhny Novgorod Region, Samara Region(3)	July 5, 2011
	Moscow, Moscow Region(2)	July 5, 2011
	Moscow, Moscow Region(4)	May 18, 2011
	Nizhny Novgorod Region(1)	April 22, 2010
Voice Communications Services in Data Transmission Networks	Russian Federation(3)	March 15, 2011
	Nizhny Novgorod Region(1)	January 27, 2011
	St. Petersburg, Leningrad Region(2)	November 21, 2010
	Moscow, Moscow Region(2)	May 25, 2011
International and National Communications Services	Russian Federation(3)	May 31, 2012
Telematic Services	Russian Federation excluding Republic of Karelia, Krasnodar Krai, Kaliningrad Region, Kaluga Region, Murmansk Region, Novgorod Region, Pskov Region, Saratov Region, Sverdlov Region, Volgograd Region and Chelyabinsk Region(3)	October 4, 2012
	Moscow, Mosow Region, St. Peterburg, Leningrad Region(1)	August 18, 2008
	Nizhny Novgorod Region(1)	December 23, 2010
	Moscow, Moscow Region(2)	July 5, 2011
Intra-zonal Communications Services	Nizhny Novgorod Region(1)	October 5, 2010
	Moscow, St. Petersburg(3)	October 24, 2011
Data Transmission Services	Russian Federation(3)	October 4, 2012
Communications Services for the Purposes of Cable Broadcasting	Russian Federation(3)	License has been granted and is being issued
	Moscow, Moscow Region(4)	September 21, 2011
Communications Services for the Purposes of TV Broadcasting	Moscow, Moscow Region(5)	June 19, 2011
	St. Petersburg, Leningrad Region(5)	July 28, 2011

(1)	These licenses are held by ADS.
(2)	These licenses are held by Dicom.
(3)	These licenses are held by Sovintel.
(4)	These licenses are held by Investelectrosvyaz.
(5)	These licenses are held by Kolangon-Optim.

Principal Terms of Our Fixed-Line, Data and Long Distance Licenses in the CIS
License Type	Region	Expiration Date
Local Communications Services	Ukraine (excluding Kyiv, Kyiv Region, Odessa, Odessa Region)(1)	January 28, 2009
	Uzbekistan(2)	July 4, 2011
	Alma-ata and Alma-ata region, Atirau and Atirau region, Astana and Akmolinskaya region(3)	Unlimited
	Kyiv, Kyiv Region, Odessa Region(1)	October 12, 2012
	Armenia(6)	March 3, 2013
International and National Communications Services	Russia(4)	December 12, 2005
	Armenia(6)	March 3, 2013
	Uzbekistan(5)	January 14, 2010
	Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region(1)	December 31, 2013
	Ukraine (excluding Kyiv, Odessa, Odessa Region, Donetsk, Donetsk Region, Kharkov, Kharkov Region, Lviv, Lviv Region, Dnipropetrovsk, Dnipropetrovsk Region)(1)	January 28, 2014
	Tajikistan(7)	August 2011
Telematic Services	Kazakhstan(3)	Unlimited
	Tajikistan(7)	July 23, 2009
Data Transmission Services	Uzbekistan(2)	August 29, 2011
	Kazakhstan(3)	Unlimited
	Tajikistan(7)	December 12, 2010
Radio Frequencies	Kyiv, Sevastopol, Dnipropetrovsk Region, Donetsk Region, Kharkov Region, Odessa Region, Zaporozhye Region, Kyiv Region, Lugansk Region, Lviv Region, Poltava Region, Vinnitsa Region, Zhitomir Region, Suma Region, Kherson Region, Khmelnitsk Region, Ivano-Frankovsk Region, Volyn Region, Zakarpatye Region, Kirovograd Region, Rovno Region, Ternopol Region, Cherskassk Region, Chernigov Region, Chernovets Region, Crimea(8)	April 20, 2016
Communications Services for the Purposes of Cable Broadcasting	Kyiv(1)	May 18, 2017

(1)	These licenses are held by GTU.
(2)	These licenses are held by Buzton.
(3)	These licenses are held by SA-Telcom.
(4)	This license is held by VimpelCom and contains the customary conditions for licenses of this kind, including a start-of-service requirement of September 12, 2008. VimpelCom has entered into interconnect agreements with all zonal operators and applied for long distance and international communications codes from the regulator Mininformsvyazi. This license will be used to transfer traffic in its GSM network, and VimpelCom intend to implement it during 2008 by deploying a multi-service federal transit network. For more information on the risks related to access to local and long distance services, please see “Risk Factors—Risks Related to Our Business— Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.”
(5)	Buzton holds two licenses in this region, both of which expire on the same date.
(6)	These licenses are held by ArmenTel.
(7)	These licenses are held by Tacom.
(8)	This license is held by S-Line.

For more information on the risks related to access to local and long distance services, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Our ability to provide telecommunications services would be severely hampered if our access to local and long distance line capacity was limited or if the commercial terms of our interconnect agreements were significantly altered.” For more information on licensing regulations and other risks related to our licenses in Russia and the CIS, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business.”

Mobile Telecommunications Business

Services

We generally offer the following mobile telecommunications services to our subscribers:

•	voice telephony services;

•	value-added services;

•	access to both national and international roaming services; and

•	other services.

Voice telephony services

We primarily offer our mobile telecommunications services to our subscribers under two types of payment plans: contract plans and prepaid plans. As of December 31, 2007, approximately 4.4% of our subscribers in Russia were on contract plans and approximately 95.6% of our subscribers in Russia were on prepaid plans. As of December 31, 2007, approximately 3.0% of our subscribers in the CIS, excluding Russia, were on contract plans and approximately 97.0% of our subscribers in the CIS, excluding Russia, were on prepaid plans.

Value-added services

We provide our contract and prepaid subscribers in Russia and the CIS with a variety of basic value-added services, or VAS, such as caller-ID, calling line identity restriction, favorite number, voice mail, call forwarding, call waiting, call barring and conference calling.We also offer all our subscribers enhanced call services such as “Be Aware,” which informs subscribers via SMS about calls received when their cell phone is out of our service range or turned off, and “Call me,” which allows subscribers to send free USSD “call me” requests to any Russian or CIS mobile operator subscriber.

In addition to basic mobile telecommunications services, we currently offer a number of other VAS, including non-voice services using such technologies as USSD, SIM ToolKit, Cell Broadcast, WAP, GPRS, SMS, MMS, Voice Messaging, MIM and in Russia, EDGE technology.

We also offer the following VAS, some of which are only available to our subscribers in Russia:

Infotainment. We provide numerous infotainment services to our subscribers. We were the first Russian operator to sign direct agreements with two major music companies (Warner Music International and Universal) to provide music content to subscribers’ mobile phones. Using this service, our subscribers can download and then listen to songs from a large database of music directly on their handsets. In 2007, we entered into an agreement with Disney that allows Beeline subscribers to download video clips, music and pictures from their mobile phones. We use mobile portals based on WAP, UIVR, USSD, cell broadcast and SIM ToolKit interfaces.

Mobile Internet. Our various mobile Internet services give our subscribers access to the Internet via mobile devices, such as mobile handsets, personal digital assistants and laptops. GPRS is the second generation of high-speed data transmission techniques and Internet connectivity for mobile phones. We currently provide GPRS services both to our contract and prepaid subscribers in all regions of Russia and while traveling internationally where such service is available. In addition, we have introduced EDGE technology in all regions of Russia, except for the Irkutsk region. EDGE is an advanced, high-speed data transmission technology that allows for faster data transmission, as well as the ability to transmit audio/video streaming.

M-Commerce.We offer M-Commerce services that enable our subscribers in all parts of Russia to purchase goods and services directly through their mobile phones. Since its introduction in early 2005, the range of goods and services accessible to our subscribers has increased. For example, our subscribers now have the ability to make payments for cinema tickets, Internet services, utilities, accident insurance and mobile phone insurance through their mobile phones.We are also developing a mobile top-up service, which will allow subscribers to replenish their VimpelCom accounts via their mobile phone. By summer 2008, we plan to launch services allowing our subscribers to register for mobile top-up services by mobile phone or the Internet.

Services for our corporate and high value users. We provide our corporate and high-value users with additional VAS, such as fixed-to-mobile convergence, which provides unified phone numbers for office and mobile telephones, Wireless PBX, a special virtual private network for corporate clients (IP-VPN networks), access to corporate networks via GPRS, which allows subscribers to access corporate resources via their mobile phone, “Mobile E-mail,” which allows a subscriber to receive “push e-mail” from the subscriber’s work e-mail on a compatible mobile phone or PDA, Mobile Office, a turn-key solution for access to corporate resources from laptops through data transmission via GPRS, CSD (technology that allows for stable data transfer via GSM), WiFi, e-mail and corporate voice services, including “Mobile Budget,” which allows our corporate clients to set cost limits for their employees using corporate mobile phones. In addition, we have a temporary license to use Blackberry technology until November 2008 and have begun marketing this service to our large corporate clients. The strong economic growth currently experienced in the Russian regions has intensified the need for corporations to maintain secure, high-speed telecommunications services across a nationwide network of sites, resulting in further demand for corporate services. In 2007, we introduced several new products and services for our corporate clients, such as Bill Analyzer (a software tool for bookkeeping operations related to the management of corporate mobile communications and the division of expenses between employees and employers), Activation (a simple, fast way to find, purchase and install popular software on Windows Mobile devices) and Fleet Management (software and hardware for remote GSM management of corporate vehicles through GPRS).

Roaming

Roaming allows our subscribers and subscribers of other mobile operators, to receive and make international, local and long distance calls while outside of their home network. Our roaming service is instantaneous, automatic and requires no additional equipment.

As of December 31, 2007, VimpelCom had active roaming agreements with 589 GSM networks in 202 countries in Europe, Asia, North America, South America, Australia and Africa. In addition, as of December 31, 2007, VimpelCom provided GPRS roaming with 322 networks in 130 countries, including all major European countries and the United States. As of December 31, 2007, VimpelCom also had domestic roaming agreements with 49 regional GSM providers in Russia, which provide roaming for our subscribers in more than 220 cities across Russia, including small towns and settlements and the seven Far East regions where VimpelCom does not have GSM licenses. Under these roaming agreements, VimpelCom provides roaming services to subscribers of the regional operators, and the regional operators provide roaming services to VimpelCom’s subscribers, which helps provide better service coverage and network capacity in several of VimpelCom’s regional networks. We expect to continue entering into additional roaming agreements around the world. Generally, each agreement between us and our roaming partners provides that the operator hosting the roaming call sends us a bill for the roaming services used by our subscriber while on the host’s network. We pay the host operator directly for the roaming services and then bill the amount due for the provision of roaming services on our subscriber’s monthly bill.

We also have both international and domestic (TAP file based) roaming services for our prepaid GSM subscribers. In 2003, we became the first Russian mobile company to launch a customized application for mobile network enhanced logic, or CAMEL, an intranetwork prepaid roaming service. This service allows prepaid subscribers to automatically receive access to roaming services provided they have a positive balance on their accounts. CAMEL service allows us to implement real time cost control, provide more dynamic service to our clients and reduce bad debts. As of December 31, 2007, we provided CAMEL roaming together with 140 operators in 101 countries. According to research by J’son and Partners, in December 2007 VimpelCom became the global leader in roaming by virtue of it having the largest number of roaming partners in the largest number of countries.

As of December 31, 2007, KaR-Tel, provided voice roaming on 306 networks in 117 countries, GPRS roaming on 60 networks in 44 countries and CAMEL roaming on 40 networks in 30 countries. Unitel provided voice roaming on 194 partner networks in 102 countries, GPRS roaming on seven networks in six countries and CAMEL roaming on 18 networks in 15 countries. URS provided voice roaming on 170 partner networks in 110 countries, GPRS roaming on 21 networks in 16 countries and CAMEL roaming on 41 networks in 35 countries. ArmenTel provided voice roaming on 223 partner networks in 111 countries and CAMEL roaming on 20 networks in 20 countries. Tacom provided voice roaming on six networks in six countries and GPRS roaming on two networks in two countries, and on March 20, 2008, we launched a technical solution that allows Tacom subscribers to roam on 430 networks worldwide. Mobitel provided roaming on nine partner networks in nine countries, GPRS roaming on one network in one country and CAMEL roaming on seven networks in seven countries.

Golden Telecom Mobile Telecommunications Operations in Ukraine

Golden Telecom operates a mobile telecommunications network using GSM-1800 technology in Ukraine. Golden Telecom provides two types of mobile services: a basic service for prepaid clients and an expanded service for contract clients, including international roaming with 180 operators in 82 countries as of March 31, 2008, and value-added services such as voicemail, call forwarding, conferencing, a broad range of SMS and voice information services.

Golden Telecom has also announced the commencement of construction of a fixed-mobile convergent, or FMC, network in Ukraine. The FMC network combines the advantages of fixed-line and mobile communications and is aimed at providing seamless switchover from mobile to fixed-line networks, together with attractive price offerings and a broad range of value-added services. For more information on Golden Telecom’s FMC project, please see “—Fixed-Line Telecommunications and Internet Business—Fixed-line Telecommunications Equipment and Operations—FMC Project” below.

Markets

As of December 31, 2007, our company provided mobile telecommunications services in Russia, Kazakhstan, Uzbekistan, Ukraine, Armenia, Tajikistan and Georgia. The following table provides a breakdown of our total number of mobile subscribers and the estimated mobile penetration rates in each of our geographic areas of operation for each of the last three financial years.

	Years Ended December 31,
	2007	2006	2005
End of period mobile subscribers:
Russia	42,221,252	39,782,690	35,936,356
Kazakhstan	4,603,300	3,052,878	1,813,938
Uzbekistan	2,119,612	700,470	—
Ukraine	1,941,251	1,523,682	249,189
Armenia	442,484	415,965	—
Tajikistan	339,393	72,028	—
Georgia	72,655	—	—
Total	51,739,947	45,547,713	37,999,483
Mobile penetration rate:*
Russia	121.6%	104.6%	86.6%
Kazakhstan	82.4%	51.7%	36.9%
Uzbekistan	22.0%	10.4%	—
Ukraine	119.7%	103.4%	63.8%
Armenia	58.0%	37.0%	—
Tajikistan	30.2%	11.9%	4.1%
Georgia	55.8%	—	—

*	Penetration rates for all countries are calculated by dividing the total estimated number of registered mobile subscribers in each relevant area by the total estimated population in such area as of the end of the relevant period. Estimated population statistics for the year 2007 for all countries were published by the Interstate Statistical Committee of the CIS. For the years 2006 and 2005, estimated population statistics for Russia were published by the Federal State Statistics Service, or Goskomstat, of Russia; estimated population statistics for Kazakhstan were published by the Statistics Agency of Kazakhstan; estimated population statistics for Ukraine were published by Goskomstat of Ukraine and estimated population statistics for Uzbekistan, Armenia and Georgia were provided by our company. For the year 2007, estimated registered mobile subscriber statistics for all countries were provided by AC&M Consulting, a management consulting and research agency specializing in the telecommunications industry in Russia and the CIS. For the years 2006 and 2005, estimated registered mobile subscriber statistics for Russia and Ukraine were published by AC&M Consulting. Estimated registered mobile subscriber statistics for Kazakhstan, Uzbekistan, Tajikistan, Armenia and Georgia for the years 2006 and 2005 were provided by our company.

Marketing and Distribution

Target Subscribers and Tariffs

We offer to both our contract and prepaid subscribers a variety of tariff plans, each appealing to a specific subscriber segment and designed to fit different calling patterns. Our principal tariff plans are marketed under our “Beeline” trade name.

Russia

In Russia, VimpelCom offers its subscribers several national prepaid and contract tariff plans, each one offering a different benefit and targeting a certain type of subscriber such as business users, high-ARPU subscribers, families or young, active subscribers. VimpelCom also offers a number of local tariff plans. VimpelCom’s tariff plans in Russia are either Russian ruble-based or U.S.-dollar linked (based on a fixed exchange rate).

VimpelCom divides its primary target subscribers in Russia into three groups:

•	large account corporate subscribers, with more than 600 employees;

•	small- and medium-size enterprise, or SME, subscribers with 600 or fewer employees; and high income individual subscribers; and

•	mass market subscribers.

All legal entities and government institutions that use mobile services on a contract basis are considered to be part of either the SME segment or large corporate segment. VimpelCom offers special customer services and tariff plans with discounts for Internet services for our national accounts, which are our large account multi-regional corporate subscribers with several branches across Russia. The revenues from VimpelCom’s national accounts, including all multi-regional companies and government institutions, is included in the total revenues for VimpelCom’s corporate segment.

As of December 31, 2007, VimpelCom in Russia had a total large account corporate and SME subscriber base of approximately 2.2 million, of which approximately 65.0% comprised SMEs and approximately 35.0% comprised large account corporate subscribers, compared to a total of approximately 1.8 million as of December 31, 2006. VimpelCom’s corporate segment generated approximately 12.0% of its total revenues in 2007.

The typical corporate and business subscriber is less price sensitive, uses more airtime and pays on a contract basis for our mobile services. VimpelCom provides its corporate and SME subscribers with a range of additional value-added services, including specialized customer service, tailored pricing arrangements and access to sophisticated technological options, such as individual corporate wireless networks.

Golden Telecom also offers GSM services in Moscow via a commercial arrangement with VimpelCom. Currently, Golden Telecom’s high-usage mobile subscriber base in Moscow is approximately 24,520 customers.We intend to transition these subscribers to VimpelCom tariff plans over time.

Kazakhstan

In Kazakhstan, KaR-Tel offers six tenge-based tariff plans for the consumer market and six tenge-based tariff plans for its business segment, each targeted at a different type of subscriber.

KaR-Tel divides its primary target subscribers into four large groups:

•	large account corporate subscribers with more than 150 employees and an average monthly bill of US$4,000.0 or higher;

•	SME subscribers with 150 or fewer employees and an average monthly bill of less than US$4,000.0;

•	national clients with any number of employees, but that are industry leaders with a presence in more than one region of the country; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of KaR-Tel’s corporate segment.

As of December 31, 2007, KaR-Tel had a total large account corporate and SME subscriber base of approximately 192,000, of which approximately 61.0% comprised SMEs, approximately 28.0% comprised large account corporate subscribers and the remaining 11.0% comprised national clients, compared to approximately 170,000 as of December 31, 2006. KaR-Tel’s corporate segment generated approximately 10.0% of its total revenues in 2007.

In order to promote further growth of our subscriber base, KaR-Tel is able to offer a number of advanced services to the corporate and mass market subscribers with high ARPU, while at the same time providing lower priced services for the more cost-sensitive mass market subscribers.

Uzbekistan

In Uzbekistan, Unitel offers five U.S. dollar-based national prepaid tariff plans, each one offering a different benefit and targeting a certain type of subscriber. Unitel only offers contract tariff plans to its large corporate and SME clients.

Unitel divides its primary target subscribers into three large groups:

•	large corporate subscribers with more than 100 employees;

•	SME subscribers with 100 or fewer employees and high-income individual subscribers; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of Unitel’s large corporate segment.

As of December 31, 2007, Unitel had a total corporate subscriber base of approximately 36,673 registered subscribers, out of a 2.2 million total registered subscriber base. Out of 36,673 corporate registered subscribers, approximately 74.0% comprised SME subscribers and approximately 26.0% comprised large corporate subscribers. Unitel’s corporate segment generated approximately 8.0% of its total revenues in 2007.

Through its GSM network, Unitel offers a number of advanced services to the corporate and high-value subscriber, while at the same time providing low-priced services for the more cost-sensitive mass market subscribers.

Ukraine

URS. In Ukraine, URS offers several hryvnia-based prepaid and contract tariff plans, each one targeted at a different type of subscriber.

URS divides its primary target subscribers into two large groups:

•	SME subscribers; and

•	mass market subscribers.

URS had approximately 2.6 million registered subscribers in Ukraine as of December 31, 2007, including 2,629,032 prepaid subscribers and 17,615 contract subscribers, representing 99.3% and 0.7% of its subscribers, respectively.

Golden Telecom. Golden Telecom’s mobile business in Kyiv and Odessa focuses on delivering mobile operations as an additional service offered to high-end mass market and business customers. It is also active in the prepaid market.

Golden Telecom offers flexible tariff plans to its private and business users and competitive hryvnia-based tariffs for mass-market users with low traffic volumes. Golden Telecom had approximately 36,500 registered subscribers in Ukraine as of December 31, 2007.

Armenia (mobile)

In Armenia, ArmenTel offers several dram-based prepaid and contract tariff plans, each one targeted at a different type of subscriber. In 2007, ArmenTel modified its tariff plans for contract subscribers and launched new corporate tariff plans.

ArmenTel divides its primary target subscribers into three groups:

•	large corporate subscribers with 50 or more telephone lines or service charges of US$2,000.0 or more;

•	SME subscribers with less than 50 telephone lines or service charges of less than US$2,000.0; and

•	mass market subscribers.

Businesses and governmental entities that use mobile services on a contract basis are grouped together as part of ArmenTel’s corporate segment.

As of December 31, 2007, ArmenTel had a total corporate subscriber base of approximately 60,504, of which approximately 31.3% comprised large corporate subscribers and approximately 68.7% comprised SMEs. ArmenTel’s corporate segment generated approximately 19.5% of its total revenues in 2007.

Tajikistan

In Tajikistan, Tacom offers several U.S. dollar-based prepaid and contract tariff plans, each one targeted at a different type of subscriber in the consumer or corporate segments.

Tacom divides its primary target subscribers into two groups:

•	mass market subscribers; and

•	corporate subscribers.

As of December 31, 2007, Tacom had a total corporate subscriber base of 7,543, which represents approximately 2.0% of Tacom’s total subscribers base. Tacom’s corporate segment generated approximately 2.2% of its total revenues in 2007.

Georgia

In Georgia, Mobitel offers four national lari-based prepaid tariff plans, each one targeted at a different type of subscriber. Mobitel does not offer contract tariff plans.

Mobitel divides its primary target subscribers into two groups:

•	SME subscribers; and

•	mass market subscribers.

As of December 31, 2007, Mobitel had a total corporate subscriber base of approximately 2,050 registered subscribers. Mobitel currently does not offer contract-based plans for its corporate customers and consequently its corporate segment generated approximately 1.7% of its total revenues in 2007.

Advertising

We advertise our mobile telecommunications services and products under the “Beeline” brand name. In April 2005, we launched a marketing campaign to re-style our major brand name, changing it from “Bee Line GSM” to “Beeline.” As part of the campaign, we introduced a new logo and unveiled a new corporate strategy, which focuses on customer service and building longer-term relationships with our subscribers. We provide promotional information in our subscriber invoices and on our prepaid cards to inform subscribers of alternative pricing arrangements, dealer locations and new value-added services targeted to specific market segments. We conduct significant advertising campaigns through popular publications, on radio and television and in outdoor media. We conduct our advertising campaigns in cooperation with our licensees to further increase the exposure of the “Beeline” brand name. We derive substantial marketing benefits from brand recognition, both with existing subscribers traveling outside of our service areas and with potential new subscribers moving into our license areas. We also work with dealers on joint advertising and to ensure that the integrity and high quality image of the “Beeline” brand name is preserved. For the past three years, our “Beeline” brand name has been named the most valuable brand in Russia by Interbrand Group, which recently estimated the brand’s value at approximately US$7.2 billion.

We also provide our mobile telecommunications services in Kazakhstan, Uzbekistan, Ukraine, Armenia, Tajikistan and Georgia under the “Beeline” brand name. Following the acquisition of Golden Telecom, we are studying the comparative strengths of the Beeline and Golden Telecom brands and plan to make decisions regarding future branding in the second quarter of 2008.

Distribution

VimpelCom Distribution

Our distribution strategy currently focuses on making our products and services more affordable and widely available to potential new and existing subscribers.We offer our products through independent dealers at an extensive range of points of sale throughout each country in which we offer services. Subscribers can replenish prepaid balances in a variety of ways, including through use of prepaid scratch cards or our Universal Payment System. As a result of our strategy, we tend to attract a greater mix of mass-market subscribers, most of whom enroll through independent dealers as compared to our corporate and high value customers who mostly enroll directly with us.

	Independent Dealers	Points of Sale		Prepaid Scratch Card Purchase Locations(1)	Cash Collection Points(2)
	(As of December 31, 2007)
Russia	2,540	33,810	(3)	151,900	151,970
Kazakhstan	196	5,242		14,196	8,950
Uzbekistan	1,689	2,778		3,744	6,027
Ukraine(4)	1,565	17,342		15,864	8,791
Armenia (mobile)	16	1,417		7,778	570
Tajikistan	132	1,213		1,797	744
Georgia	21	537		957	1,683

(1)	Prepaid scratch cards are sold at our sales offices as well as through a network of dealers and various retail distribution channels, such as bank branches, supermarkets, grocery stores, kiosks, restaurants and gas stations.
(2)	Cash collection points where subscribers can replenish prepaid balances through our Universal Payment Systems are located throughout each jurisdiction (including our sales offices, dealers’ sales outlets, supermarkets, bank branches, gas stations and ATM machines).
(3)	Our points of sale in Russia include 9,480 points that are operated by seven national wireless retail chains with which we have agreements.
(4)	Figures exclude Golden Telecom’s mobile operations in Ukraine.

Russia

VimpelCom pays commissions to dealers for enrolling subscribers. We pay dealers a base commission for registering a subscriber and an additional commission based on a percentage of the customer’s spending in the first three to six months of service, up to a specified limit. The commission rates vary depending on the region. In 2007, the average effective commission paid to dealers was approximately US$10.0.

Kazakhstan

KaR-Tel pays commissions, depending on the starting balance, ranging from approximately US$3.2 to US$12.0 per new subscriber. A commission is only paid if a dealer registers a contract within 30 days after it has been sold. No commission is paid to a dealer if the dealer’s share of non-active subscribers is higher than 10% of the total subscribers registered by that dealer over a certain period.

Uzbekistan

Unitel pays dealers a commission of US$2.0 for enrolling a new subscriber if the dealer registers the cellular telephone number, or CTN, in Unitel’s billing system. If a new subscriber spends US$20.0 during the first 90 days period, Unitel pays the dealer approximately an additional US$6.0 in commission.

Ukraine

In 2007, URS pays commissions to dealers by selling SIM cards at, on average, a 40% discount on the starting balance. Dealers receive approximately an additional US$6.0 for a new subscriber who spends approximately US$18.0 during the first 90 days.

Armenia (mobile)

ArmenTel pays commissions to dealers of approximately US$1.6 for registering a new subscriber’s CTN in ArmenTel’s billing system. Dealers receive up to approximately an additional US$2.9 per new subscriber for fulfilling certain goals, such as displaying point of sale advertising material, expanding the number of points of sale and fulfilling their sales plan.

Tajikistan

Tacom pays commissions to dealers by selling prepaid SIM cards with a US$5.0 starting balance at a US$1.0 discount, and SIM cards with a US$10.0 starting balance at a US$2.0 discount. For registering the CTNs in Tacom’s billing system, dealers receive an additional US$1.6 on US$5.0 SIMs and US$3.3 on US$10.0 SIMs.

Georgia

Mobitel pays commissions to dealers at rates that depend on the starting balance of the subscriber. The commission is approximately US$2.4 for a prepaid starting balance of US$3.6 and approximately US$3.0 for a US$6.0 starting balance.

Golden Telecom Distribution

Golden Telecom presents its contract service as an affordable and quality service to private and business users with high level of usage within their home base primary location. Golden Telecom’s marketing strategy for prepaid services in Ukraine is based on providing competitive tariffs for mass-market users with low traffic volumes. Sales to Golden Telecom’s corporate customers are made through its direct sales force and through various alternative distribution channels such as agent networks, while sales to SME and mass market customers are mainly conducted through alternative distribution channels.

Customer service and loyalty programs

We place a high priority on providing consistently high quality customer service to our subscribers. We provide customer service in both Russian and English, 24 hours a day, seven days a week. VimpelCom now has customer service centers in all of its sales offices throughout Russia, including 22 dedicated walk-in centers in Moscow. In addition, VimpelCom handles the majority of its customer contacts through 11 call centers. Automation has significantly improved our ability to provide high quality customer service to our subscribers. As of December 31, 2007, VimpelCom employed approximately 5,400 service representatives in its subscriber service department (of which approximately 4,200 were in Russia and approximately 1,200 were in the CIS), as well as a varying number of personnel on temporary contracts in support functions. Service representatives handle subscriber activation and disconnection, follow up with subscribers who are late in paying their bills and answer questions regarding equipment usage, billing and disconnection due to lack of payment. We have invested and will continue to invest in our information technology, billing systems and customer service, including the development of call centers. We have also implemented a knowledge base system for customer service in all the regions of Russia where we operate.

Our loyalty programs are designed to retain our existing subscribers, thereby reducing churn, and increasing customer spending. We take a segmented approach to retaining our customers. We offer dedicated service managers to our high-revenue generating customers, as well as various loyalty programs that provide our customers with benefits for remaining a Beeline customer.

In 2006, we launched a loyalty family program called “Malina” in the Moscow license area with other vendors and service providers. Through a variety of incentives, this program aims to decrease churn among our mass market subscribers, increase usage of “Beeline” services and attract target market subscribers from our competitors. We also launched the Data Warehouse program, which allows us to provide cross-partner programs in which we analyze Malina members’ activities with other program partners. As of the end of 2007, 507,000 Beeline users participated in the Malina program. The average ARPU of participating Beeline subscribers was US$30.0.

In 2007, Hi-Light Club, or HLC, our loyalty program for high ARPU clients (launched in March 2005) became a nationwide program. By the end of 2007, the total number of participants exceeded 507,000 (202,000 in Moscow and 305,000 in other regions). HLC is being developed as a centralized program managed by a team from Moscow, although benefits include local and regional privileges and partnership benefits to make the program more attractive for subscribers in the regions.

Mobile Telecommunications Equipment and Operations

Mobile telecommunications network infrastructure

GSM and 3G technologies are based on an “open architecture,” which means that equipment from any supplier can be added to expand the initial network. Our GSM/GPRS/EDGE networks, which use Alcatel-Lucent, Ericsson, Huawei, Motorola and Nokia Siemens Network equipment, are integrated wireless networks of base station equipment, packet core equipment and digital wireless switches connected by fixed microwave transmission links, fiber optic cable links and leased lines.

In 2006, we launched a 3G network in Tajikistan based on Huawei equipment. This network provides all common 3G services, including video calling. We plan to launch 3G networks in Uzbekistan and Armenia in 2008. Our network in Kazakhstan is based on Huawei, Ericsson and Nortel equipment. We have completed construction of STM-16 fiber optic lines from Almaty to Shimkent and from Almaty to Astana. In March 2008, we launched a TDM/VoIP international gateway in Kazakhstan.

Our network in Armenia is made up of approximately 90 SDH (synchronous digital hierarchy) and 500 PDH (plesiochronous digital hierarchy) nodes based on Erisson, Alcatel-Lucent, ZTE, Atilos and Siemens equipment. Our infrastructure in Armenia also includes 71 analog automatic telephone exchange 50/200s, copper main lines and primary and secondary subscriber access lines. In 2008, we plan to update our transport network, build an IP backbone, implement IP multimedia subsystem technology (which will facilitate integration of various access networks and allow us to more easily introduce additional services) and digitize automatic telephone exchanges in Yerevan and two other regions of Armenia to prevent network bottlenecks.

The table below sets forth certain information on our network equipment as of December 31, 2007.

	GSM Base Stations	Base Station Controllers	Switches	Territorial Coverage
Russia	22,088	602	160	3.1 million sq. kilometers
Kazakhstan	2,291	53	21	601,244 thousand sq. kilometers
Uzbekistan	928	13	8	109,487 thousand sq. kilometers
Ukraine	2,294	28	20	257,456 thousand sq. kilometers
Armenia	379	7	3	23,880 thousand sq. kilometers
Tajikistan	326	4	4	23,976 thousand sq. kilometers
Georgia	215	2	1	14,248 thousand sq. kilometers

Our Moscow switching network is based on 18 mobile switching centers, or MSCs. The capacity of our Moscow network is 11.18 million busy hour call attempts, or BHCA. The hardware capacity of our entire Russian network is approximately 57.0 million BHCA.We estimate the minimal average load of the switching network to be approximately 63.0%, based on a simple ratio of registered subscribers in the visitor location registers, or VLRs, within the MSCs to network capacity. In fact, this load is higher due to migration of subscribers between VLRs (daily, weekly and seasonally), additional loads from transit traffic in multi-MSC networks in certain cities and growth of subscriber activity. As a result, the real average load of our switching network is approximately 80.0%.

In the CIS countries other than Russia, our hardware capacity is approximately 15.0 million BHCA, corresponding to a real average switching load of 75.0%. To avoid network constraints, we expect to extend our network capabilities through hardware and software extensions in 2008. We base our expansion decisions on current equipment load, existing marketing plans and new product and services launches.

To allow the use of high-speed data packet transmission, the following necessary modifications and improvements were implemented into our base station subsystem: base station controller capacity was increased, software was upgraded and transceivers were replaced by modern equipment supporting EDGE technology. 100% of the cells in Moscow and 67% of the cells in regions (85% in cities) support EDGE technology.

In 2008, we intend to continue increasing our service platform capacity to meet planned subscriber growth and service usage growth. We also plan to expand our Real Time Billing System, which provides full control over subscriber accounts in real time, Short Message Service Center, which regulates the message transfer to and from mobile phones in GSM networks, Multimedia Message Service Center, which allows for sending and receiving multimedia messages such as graphics, video and audio clips, Unstructured Supplementary Service Data Center, which provides real-time or instant messaging type phone services and FunDial platforms (which allow subscribers to customize their ringtones) in Russia and in the CIS.We also plan to launch commercial operations for four Stand-Alone Signaling Transfer Points, which provide routing services to serve Moscow and regional signaling traffic and will make our network more flexible, secure and client friendly.

Site procurement and maintenance

We enter into agreements for the location of base stations in the form of either leases or cooperation agreements that provide us with the use of certain spaces for our base stations and equipment. Under these leases or cooperation agreements, we typically have the right to use premises located in attics or on top floors of buildings for base stations and space on roofs of buildings for antennas.

Interconnect arrangements

Russia

We need access to a fixed-line network to enable our subscribers to initiate calls to, and to receive calls from, persons using fixed-line and other mobile networks. Our interconnect agreements provide us with this access. We have interconnect agreements with several fixed-line service providers in Russia, including MTT, Comstar, Rostelecom, TransTeleCom and Golden Telecom, which we acquired in 2008.

Pursuant to our interconnect arrangements, we pay for the use of lines and outgoing traffic. Interconnect fees typically involve an initial one-time fee for connection, a monthly rental fee per line and a per minute of usage traffic fee for local calls, which vary depending on the destination called. According to these arrangements, each fixed and mobile operator with whom we have an agreement pays for its outgoing traffic terminating on our network at a rate ranging from 0.95 to 1.10 Russian rubles per minute.

In April 2006, we received a license for long distance and international communications services in Russia and are currently in the process of deploying a multi-service federal transit network and of getting the necessary permissions from regulatory authorities to use this network. In 2007, we concluded interconnect agreements with all local operators in Russia pursuant to which we will provide them with long distance and international communications services and they will provide us with local interconnect services.

CIS

We also have a number of interconnect arrangements with both fixed and mobile operators in the CIS.

KaR-Tel has interconnect agreements, directly or indirectly, with three national and international service providers (Kazakhtelecom, DUCAT and TNS-Plus, in which KaR-Tel owns a minority interest) which allow KaR-Tel to optimize its international traffic routing to decrease costs. KaR-Tel also has interconnect agreements with two GSM mobile providers (GSM Kazakhstan and Mobile Telecom Service, or NEO) and one CDMA mobile provider (AlTel). KaR-Tel also has indirect interconnection with Sovintel through TNS-Plus.

In Ukraine, URS has interconnect agreements with four local, national and international mobile service providers (Urktelecom, Kyivstar, Astelit and Sovintel) and two service mobile providers (UMS and Telesystems of Ukraine). URS also has an interconnect agreement with one local, national and international service provider (Ukomline).

Unitel has an interconnect agreement with Uzbektelecom, the incumbent fixed and mobile service provider in Uzbekistan, and all national and international traffic is routed via Uzbektelecom. As a result, Unitel cannot optimize routing. Interconnect agreements with four mobile providers (MTS-Uzbekistan, East Telecom, Rubicon Wireless Communication and Coscom), however, allow Unitel to generate revenue with interconnect agreements and to optimize routing to other mobile subscribers.

ArmenTel has interconnect agreements with 11 international service providers by voice technology and with five international service providers by VoIP, in addition to an agreement with mobile provider Vivacell.

Tacom has interconnect agreements with eight mobile service providers, including four local providers and seven international providers (including Tajiktelecom). Tacom also has a license to provide international communications in Tajikistan.

Mobitel has interconnect agreements with three local, national and international operators (United Telecom of Georgia, Global Erti and Georgian Telecom), two mobile providers (Magti and Geocell) and seven other local and/or national operators.

Telephone numbering capacity

The Federal Communications Agency allocates federal numbering capacity on a non-geographical basis for all mobile telecommunications providers in Russia. We are required to pay 10.0 Russian rubles per telephone number allocated to us after January 1, 2005. Numbering capacity is also allocated to us in the other CIS countries in which we operate by government agencies.

Handsets and accessories

Our subscribers must have a handset that can be used on our mobile networks. Subscribers in Russia and the CIS can purchase handsets from us, from a dealer or supplier or from another service provider. We do not expect to earn a significant profit on the sale of handsets and accessories. Rather, we intend to sell handsets and accessories to help attract subscribers and ensure the supply of handsets in the marketplace. Therefore, we may offer handsets or accessories below cost as part of a sales promotion and in response to competition. In the future, we may consider shifting all our handset sales to independent dealers as the mobile market grows and dealers’ retail operations develop.

New technology

Potential users of wireless networks may find their telecommunications needs satisfied by other current and developing technologies, particularly in the broadband wireless services sector. In the future, wireless services, including wireless data services, may also compete more directly with traditional fixed-line services and with Internet Protocol telephony, also known as VoIP, both fixed-line and wireless.

3G technologies, including UMTS/HSPA, are considered significantly superior to existing second generation standards such as GSM. 3G may be used with an HSDPA feature to provide subscribers with broadband services. Our network equipment is HSDPA ready, which will allow service to be launched and become commercially available without significant additional expense. We are beginning to implement 3G mobile technologies in many countries. For example, in 2006, we introduced UMTS video call and high speed data access services in Tajikistan. VimpelCom was granted a federal 3G license in Russia in 2007, and we intend to launch the 3G network in Russia in 2008. We also intend to launch 3G networks in Uzbekistan and Armenia in 2008.

EDGE is an advanced high speed data transmission technology that allows subscribers to connect to the Internet and send and receive data, including digital images, web pages and photographs, up to three times faster than an ordinary GSM/GPRS network. As a result, EDGE enables GSM operators to offer higher speed mobile data access to their subscribers. EDGE also allows transmission of audio/video streaming. As of December 31, 2007, we employed EDGE technology in all regions of Russia other than the Irkutsk region.

We also expect next generation network, or NGN, technology to be a significant technological development in the future, including introduction of IP Multimedia Subsystem and further migration to all-IP architecture. NGN is a technology that seamlessly combines conventional telephone, business data and Internet multimedia capabilities in a single IP network that delivers the quality and reliability of traditional telephone networks while offering the innovation and flexibility of the Internet.

Next Generation Home Location Register, or NgHLR, was first used by our company in September 2006 in Tajikistan and commercially launched during 2007 in Georgia, Kazakhstan and Armenia. NgHLR consolidates 2G,

3G and IP Multimedia Systems subscriber profiles and allows us to cut operating costs. We completed a tender for NgHLR Russia in 2007, in which we selected BlueSlice to be our NgHLR supplier. NgHLR will be used for network extension in different regions of Russia.

Competition

The Russian mobile telecommunications market

The Russian mobile telecommunications industry has grown rapidly over the past decade as a result of increased demand by individuals and newly created private businesses. Increased demand for mobile telecommunications services is largely due to the expansion of the Russian economy and a corresponding increase in disposable income; declining tariffs and the costs of handsets and accessories, which have made mobile telecommunications services more affordable to the mass market subscriber segment; advertising, marketing and distribution activities, which have lead to increased public awareness of, and access to, the mobile telecommunications market and improved service quality and coverage.

The table below indicates the estimated number of registered subscribers, mobile penetration rates and annual subscriber growth rates in Russia.

Period	Subscribers(1)	Penetration Rate(2)	Annual Subscriber Growth
2007	172,870,000	121.6%	13.8%
2006	151,920,000	104.6%	20.8%
2005	125,760,000	86.6%	69.1%
2004	74,350,000	51.2%	105.2%
2003	36,230,000	25.0%	101.2%

(1)	Estimates by AC&M Consulting.
(2)	Penetration rates are calculated by dividing the total estimated number of registered mobile subscribers by the total estimated population in Russia published by the Interstate Statistical Committee of the CIS for 2007 and by Goskomstat for 2006, 2005, 2004 and 2003.

The Russian mobile telecommunications market is highly concentrated. Industry analysts estimate that the top three mobile operators, MTS, our company and MegaFon, collectively held almost 84% of the mobile market in Russia as of December 31, 2007. Competition for subscribers in Russia is intense, especially in the Moscow license area and the City of St. Petersburg, and we expect competition to increase in the future as a result of greater market penetration, consolidation in the industry, the growth of current operators and new technologies, products and services. As a result of increased competition, mobile providers are utilizing newmarketing efforts to retain existing subscribers and attract new ones, including aggressive price promotions.

We compete with at least one other mobile operator in each of our license areas and in many license areas, we compete with two or more mobile operators. Competition is based primarily on local tariff prices, network coverage, quality of service, the level of customer service provided, brand identity and the range of value-added and other subscriber services offered.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Russia as of December 31, 2007:

	Subscribers in Russia	National Market Share	Market Share in Moscow	Market Share in Regions
MTS	57,426,352	33.2%	44.9%	30.9%
VimpelCom	51,622,117	29.9%	34.9%	29.2%
MegaFon	35,517,294	20.5%	19.2%	19.9%
Tele2	8,560,000	5.0%	—	—
Uralsvyazinform	5,114,729	3.0%	—	—
SMARTS	4,001,101	2.3%	—	—

Source: AC&M Consulting.

MTS. One of our primary competitors in Russia is MTS. According to AC&M Consulting, as of December 31, 2007, MTS had approximately 57.4 million subscribers in Russia, representing a market share of approximately 33.2%. MTS is the largest GSM mobile operator in Russia in terms of the number of subscribers and has a greater share of the high value subscriber market and greater frequency allocations than we do, which provides MTS with a potential advantage in the quality of its GSM-900 service. MTS reports that it holds licenses to operate mobile networks in almost all of the regions in Russia.

MegaFon. In addition to MTS, we also compete with MegaFon, the third largest mobile operator in Russia in terms of the number of subscribers. According to AC&M Consulting, as of December 31, 2007, MegaFon had approximately 35.5million subscribers, representing a market share of approximately 20.5%.MegaFon holds GSM-900/ 1800 licenses to operate in all regions of Russia. In 2003, Alfa Group acquired CT Mobile, which owns approximately 25.1% of MegaFon’s common stock. For more information on Alfa Group’s ownership interest in MegaFon, please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Our competitors may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders, potentially giving them a substantial competitive advantage over us.”

Tele2. Tele2 has been operating in Russia since 2003 and is now considered to be a significant player in the Russian telecommunications market. According to AC&M Consulting, as of December 31, 2007, Tele2 had approximately 8.6 million subscribers, representing a market share of approximately 5.0%. It currently provides GSM mobile services in 16 regions and also owns amobile telecommunications network in Krasnodar Krai. At the end of 2007, Tele2 was awarded 17 new licenses and thus, it now holds licenses to operate in 34 Russian regions populated by approximately 60.0 million people. There are media reports that Tele2 intends to launch networks in new regions by the end of 2009.

Other competitors in Russia. In addition to MTS and MegaFon, which operate in all of the regions where we operate, and Tele2, we compete with a number of local telecommunications companies. For example, we compete with Closed Joint Stock Company “Middle Volga Interregional Association of Radio and Telecommunication Systems,” or SMARTS, a company that holds licenses, either directly or indirectly through joint ventures, for GSM-900 or -1800 networks in the Volga license area, certain parts of the Central and Central Black Earth license area, the Ural license area and the North Caucasus license area. We also compete with Uralsvyazinform in the Ural super-region.

The Kazakh mobile telecommunications market

According to our estimates, there were approximately 12.7 million subscribers in Kazakhstan as of December 31, 2007, representing a penetration rate of approximately 82.4%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Kazakhstan as of December 31, 2007:

Operator	Subscribers	National Market Share
GSM Kazakhstan(1)	6,017,000	47.4%
KaR-Tel(1)	5,905,511	46.5%
AlTel(2)	610,000	4.8%
Mobile Telecom Service(2)	170,000	1.3%

Source:	(1) AC&M Consulting.
(2) Company estimates.

GSM Kazakhstan LLP. Currently, KaR-Tel’s only major GSM competitor in Kazakhstan is GSM Kazakhstan, which markets its services under the “K-Cell” and “Activ” brand names. According to AC&M Consulting, as of December 31, 2007, GSM Kazakhstan had approximately 6.0 million subscribers, representing a market share of approximately 47.4%. GSM Kazakhstan is 49.0% owned by JSC Kazakhtelecom, the national telecommunications provider in Kazakhstan, and 51.0% owned by Fintur Holdings BV. Fintur Holdings is 58.6% owned by TeliaSonera and 41.5% owned by Turkcell (TeliaSonera has a 37.3% ownership interest in Turkcell).

Other competitors in Kazakhstan. KaR-Tel also competes in Kazakhstan with JSC AlTel (owned 100% by Kazakhtelecom and operating under the “Dalacom” and “PATHWORD” brand names) and Mobile Telecom Services LLP (operating under the “NEO” brand name and 51.0% owned by Kazakhtelecom). AlTel is the oldest mobile services provider in Kazakhstan. AlTel operates a CDMA 2000-1x network, a digital network launched by AlTel in 2003 in order to compete with KaR-Tel and GSM Kazakhstan LLP, which had each been issued GSM licenses in Kazakhstan at that time. Mobile Telecom Service launched commercial GSM operations in 2007.

The Uzbek mobile telecommunications market

According to AC&M Consulting, as of December 31, 2007, there were approximately 5.9 million subscribers in Uzbekistan, representing a penetration rate of approximately 22.0%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Uzbekistan as of December 31, 2007:

Operator	Subscribers	National Market Share
MTS-Uzbekistan(1)	2,802,066	47.6%
Unitel(1)	2,197,730	37.3%
COSCOM(1)	690,000	11.7%
Perfectum Mobile(2)	187,450	3.2%
UzbekMobile(2)	9,276	0.2%

Source:	(1) AC&M Consulting.

(2) Company estimates.

MTS-Uzbekistan. According to AC&M Consulting, as of December 31, 2007, MTS-Uzbekistan had approximately 2.8 million subscribers, representing a market share of approximately 47.6%. MTS-Uzbekistan is 100.0% owned by MTS and operates a TDMA and GSM-900/1800 network.

COSCOM. According to AC&M Consulting, as of December 31, 2007, COSCOM had approximately 690,000 subscribers, representing a market share of approximately 11.7%. COSCOM is 74.0% owned by TeliaSonera and 26.0% owned by a local Uzbek company. It operates a GSM-900 network.

Other competitors in Uzbekistan. Unitel also competes with smaller operators Perfectum Mobile and UzbekMobile.

The Ukrainian mobile telecommunications market

According to AC&M Consulting, there were approximately 55.6 million subscribers in Ukraine as of December 31, 2007, representing a penetration rate of approximately 119.7%. There are currently four mobile operators with national coverage in Ukraine: JSC Kyivstar, JSC “Ukrainian Mobile Communications,” or UMC, LLC Astelit and URS.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Ukraine as of December 31, 2007:

Operator	Subscribers	National Market Share
Kyivstar	23,604,000	42.5%
UMC	20,003,671	36.0%
Astelit	8,820,000	15.9%
URS	2,646,647	4.8%

Source: AC&M Consulting.

Kyivstar and UMC. In Ukraine, URS competes primarily with Kyivstar and UMC, which, according to AC&M Consulting, had approximately 23.6 million subscribers (representing a market share of approximately 42.5%) and 20.0 million subscribers (representing a market share of approximately 36.0%), respectively, as of December 31, 2007. UMC, which is 100% owned by MTS, was the first mobile operator in Ukraine and operates a GSM-900/1800 network in Ukraine. UMC also received a CDMA-450 license in 2006. Kyivstar reportedly operates a dual-band GSM-900/1800 network covering more than 96.0% of Ukraine’s population. Kyivstar is 56.5% owned by Telenor Mobile Communications AS, an affiliate of Telenor East Invest AS and a member of the Telenor ASA group of companies, and 43.5% by Storm LLC, a member of the Alfa Group of companies.

Other competitors in Ukraine. URS also competes with Astelit, which operates throughout Ukraine and has approximately 8.8 million subscribers. Ukrtelecom, the incumbent telecommunications operator in Ukraine, was awarded the country’s only 3G license in 2005 and launched 3G service under the Utel brand in November 2007.

The Armenian mobile telecommunications market

According to AC&M Consulting, as of December 31, 2007, there were approximately 1.9 million subscribers in Armenia, representing a penetration rate of approximately 58.0%. There are currently two mobile operators with national coverage in Armenia: VivaCell and ArmenTel. Press reports indicate that Armenia is expected to launch a tender for the country’s third GSM-900/1800 license in May 2008.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Armenia as of December 31, 2007:

Operator	Subscribers	National Market Share
VivaCell	1,381,401	73.9%
ArmenTel	487,170	26.1%

Source: AC&M Consulting.

VivaCell. According to AC&M Consulting, as of December 31, 2007, VivaCell had approximately 1.4 million subscribers, representing a market share of 73.9%. VivaCell, which is 80% owned by MTS and 20% owned by K-Telecom, was the second mobile operator to enter the telecommunications market in Armenia and operates a GSM-900/1800 network.

The Tajik mobile telecommunications market

According to AC&M Consulting, as of December 31, 2007, there were approximately 2.1 million subscribers in Tajikistan, representing a penetration rate of approximately 30.2%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Tajikistan as of December 31, 2007:

Operator	Subscribers	National Market Share
Babilon Mobile(2)	664,899	34.3%
Indigo(2)	603,599	31.2%
Tacom(1)	386,460	18.1%
TT-Mobile(1)	138,643	6.5%
TK Mobile(2)	133,000	6.9%

Source:	(1) AC&M Consulting.

(2) Company estimates.

Babilon Mobile. According to our estimates, as of December 31, 2007, Babilon Mobile had approximately 664,899 subscribers, representing a market share of approximately 34.3%. Babilon has a national GSM-900/1800 license and a 3G license.

Indigo. According to our estimates, as of December 31, 2007, Indigo had approximately 603,599 subscribers, representing a market share of approximately 31.2%. Indigo consists of two companies: “Indigo-Tajikistan” and “Somoncom” both of which hold GSM-900/1800 and 3G licenses. TeliaSonera owns 59.4% of Somoncom and 60.0% of Indigo Tajikistan.

Other competitors in Tajikistan. Tacom also competes with TT-Mobile, which holds GMS-900/1800 and 3G licenses, and TK Mobile, which holds a CDMA-2000 1X license.

The Georgian mobile telecommunications market

According to AC&M Consulting, as of December 31, 2007, there were approximately 2.5 million subscribers in Georgia, representing a penetration rate of approximately 55.8%.

The following table shows our and our primary mobile competitors’ respective registered subscriber market shares in Georgia as of December 31, 2007:

Operator	Subscribers	National Market Share
Magticom	1,130,000	44.8%
Geocell	1,296,000	51.4%
Mobitel	94,405	3.7%

Source: AC&M Consulting.

Magticom. According to AC&M Consulting, as of December 31, 2007, Magticom had approximately 1.1 million subscribers, representing a market share of approximately 44.8%. Magticom markets its services under the “Magti” and “Bali” brand names. Magticom’s network covers over 97.0% of Georgia’s population.

Geocell. According to AC&M Consulting, as of December 31, 2007, Geocell LLC had approximately 1.3 million subscribers, representing a market share of approximately 51.4%. Geocell holds a UMTS 3G license and 97.5% is owned by Fintur Holdings.

Seasonality

Our mobile telecommunications business is subject to certain seasonal effects. Specifically, sales of our contract and prepaid tariff plans tend to increase during the December holiday season, and then decrease in January and February. Our marketing efforts during periods of decreasing sales help to offset these seasonal effects. January tends to have higher roaming revenue due to winter holiday travel by subscribers. As with contract and prepaid tariff plans, sales and minutes of use per subscriber also typically decrease in October and November. Our roaming revenues increase significantly from June to September due to the fact that many of our subscribers travel on vacation to destinations outside of their home countries. Guest roaming revenue on our networks also grows in this period. During the winter season, roaming revenues are stable, although January shows growth in all types of roaming revenues due to the winter holidays.

Fixed-line Telecommunications and Internet Business

Following our acquisition of Golden Telecom in February 2008, we offer voice, data and Internet services to corporations, operators and consumers using Golden Telecom’s metropolitan overlay network in major cities throughout Russia, Ukraine, Kazakhstan and Uzbekistan, and via intercity fiber optic and satellite-based networks, including approximately 295 combined access points in Russia and other countries of the CIS. We have also provided fixed-line services in Armenia, including asymmetric digital subscriber line, or ADSL, dial-up and corporate data network, or CDN, since our acquisition of ArmenTel in November 2006.

Golden Telecom’s operations are organized into four business segments:

•	Business and corporate services;

•	Carrier and operator services;

•	Consumer Internet services; and

•	Mobile services.

This section provides information on the services and customers, market and pricing, and competition of Golden Telecom’s business on a segment basis and by operating division, except for the mobile services segment, which is described in the section above entitled “Mobile Telecommunications Business.”

Business and Corporate Services (BCS)

As of December 31, 2007, Golden Telecom’s BCS business had 508,904 customer contracts. Revenue for the BCS segment for the year ended December 31, 2007 were US$718.1 million.

BCS in Russia

Golden Telecom is an integrated provider of a large range of telecommunication services available on the Russian market, such as network access and hardware and software solutions, including configuration and maintenance. It operates a number of competitive local exchange carriers, or CLECs, that own and operate fully digital overlay networks in a number of major Russian cities. The majority of Golden Telecom’s services are provided through its wholly-owned Moscow-based subsidiary Sovintel. Golden Telecom’s services cover all major population centers including Moscow, St. Petersburg, Nizhny Novgorod, Khabarovsk, Arkhangelsk, Ufa, Vladivostok, Irkutsk, Kaliningrad, Ekaterinburg, Voronezh, Krasnodar, Tyumen, Volgograd, Samara, Tula and Krasnoyarsk.

Customers and Services

Golden Telecom’s major customers range from large multinational and Russian corporate groups to Russian SMEs and high-end residential buildings in major cities throughout Russia.

Local Access Services. Golden Telecom provides local access services to business customers by connecting the customers’ premises to its fiber network, which interconnects to the local public switched telephone network, or PSTN, in Moscow, St. Petersburg, Nizhny Novgorod, Khabarovsk, Ufa, Vladivostok, Novosibirsk, Irkutsk, Kaliningrad, Ekaterinburg, Voronezh, Krasnodar and Krasnoyarsk.

International and Domestic Long Distance Services. Golden Telecom provides international long distance, or ILD, services to its customers via its Federal Transit Network, or FTN, which covers the entire territory of Russia and also includes four international communications transit nodes across Russia.

Golden Telecom provides domestic long distance, or DLD, services primarily through its FTN, proprietary and leased capacity between major Russian cities and through interconnection with zonal networks and Rostelecom networks. It also offers very small aperture terminal, or VSAT, satellite services to customers located in remote areas.

Dedicated Internet and Data Services. Golden Telecom provides its business customers with dedicated access to the Internet through its access and backbone networks. It also offers traditional and high-speed data communications services to business customers who require wide area networks, or WANs, to link geographically dispersed computer networks, using frame relay, X.25, asynchronous transfer mode and IP technologies. Golden Telecom also provides private line channels that can be used for both voice and data applications.

Integrated Voice and Data Services. Golden Telecom is a leading provider of VoIP service, and many customers choose to route their voice traffic over Golden Telecom’s frame relay data network to reduce overall telecommunications expenses. Voice calls are “packetized” using frame relay, transported over the data network and “de-packetized” at the terminating end, where the call is completed through normal circuit switching. Golden Telecom also provides integrated communication solutions, including telephony, fax, data transmission, Internet access and video conferencing, by Integrated Services Digital Network, or ISDN, products.

Value-Added Services. Golden Telecom offers an increasing range of value-added services such as dedicated hosting, co-location and IP, or IP-based Virtual Private Networks, or VPNs. It offers a variety of financial information services including access to S.W.I.F.T., Reuters, Bloomberg and the Moscow Inter-bank Currency Exchange. Golden Telecom has a Moscow-based call center that provides telemarketing, actualization and hotline services for business clients, and it also offers fixed-to-mobile convergence services in conjunction with VimpelCom to corporate clients that wish to use their mobile phone as an extension of their private branch exchange, or PBX.

Equipment Sales. As part of Golden Telecom’s integrated service offering, it sells equipment manufactured by Nortel Networks, Cisco Systems, Alcatel, Siemens, Avaya, Motorola and Ericsson. As part of its turnkey solutions, it also offers the installation, configuration and maintenance of Nortel Meridian One products, Norstar key systems, Mercator PBXs and the Passport lines of data equipment.

Marketing and Pricing

As of December 31, 2007, Golden Telecom utilizes a direct sales force consisting of approximately 150 account managers in Moscow, supported by specialists in technical sales support, marketing, customer service and end-user training. In addition, Golden Telecom employs a team of regional sales managers and has dedicated sales forces in each of its 25 regional branch offices, in addition to having sales incentive plans with its regional partners.

Golden Telecom trains its employees to provide a high level of customer service. It prices its services at a premium compared to incumbent local operators and competitively with other alternative service providers within the market, including offering volume discounts at defined revenue thresholds. While pricing competition remains a factor, especially for voice services, many corporate data networking customers place more value on network coverage, reliability and the ability to design, install and maintain LANs and WANs. These customers often require integrated solutions, including connections to offices located in different cities. In some cities outside of Moscow and St. Petersburg, there are few operators that can provide these services, and accordingly, there is often less pricing pressure.

Competition

Golden Telecom competes principally on the basis of installation time, network quality, geographical network reach, customer service, range of services offered and price. Golden Telecom faces significant competition from other service providers, including, based on J’son & Partners market share estimates:

•

Regional subsidiaries of incumbent Svyazinvest, a holding group with a majority government ownership, for services in St. Petersburg and Russian regional cities (with a collective country-wide market share of approximately 60.0%);

•	Comstar-UTS, a subsidiary of Sistema Telecom and affiliate of MTS, for services to corporate customers and the SME market in Moscow (with a country-wide market share of approximately 8.0%);

•	TransTelecom, owned by the Russian Railways, for corporate data networking services across Russia (with a country-wide market share of approximately 5.0%);

•	Equant, trading as Orange Business Services, a subsidiary of France Telecom, for corporate data networking services across Russia (with a country-wide market share of approximately 1.0- 2.0%); and

•	Peterstar, an affiliate of Telecominvest and MegaFon, for services in St. Petersburg (with a country-wide market share of approximately 1.0%).

BCS in Ukraine

Golden Telecom has constructed and owns a 3,303 kilometer fiber optic network, including 800 kilometers in Kyiv, which is interconnected to the local PSTN in Kyiv, to other major metropolitan areas in Ukraine and to Golden Telecom’s international gateway. Golden Telecom provides data and Internet access services in 183 regional access points in 35 metropolitan cities in Ukraine using leased terrestrial capacity from Ukrtelecom, the Ukrainian incumbent operator, and from some alternative providers.

Golden Telecom also offers various combinations of local access, VoIP and broadband and dial-up Internet services to customers in Kyiv, Odessa, Dnipropetrovsk, Lviv, Zaporozhe, Kharkov, Donetsk and Ivano-Frankovsk. In 2007, Golden Telecom began development and deployment of its fixed-mobile convergent services in Kyiv and Odessa.

Golden Telecom also provides fixed-line local access and broadband Internet services to residential customers in Kyiv.

As of December 31, 2007, the BCS division of Golden Telecom in Ukraine serviced approximately 83,300 telephone lines and approximately 8,500 Internet ports for businesses, connected approximately 26,800 residential telephone lines and had approximately 10,000 residential broadband Internet ports.

Customers and Services

Golden Telecom’s BCS division customers primarily consist of corporate network customers, corporate end-users, SMEs and high-end residential customers. It also offers prepaid VoIP and dial-up Internet services to the mass market using spare capacity on Golden Telecom’s BCS technical infrastructure.

Local Access Services. Golden Telecom provides local access services to business customers by connecting their premises to Golden Telecom’s fiber optic network, which interconnects to the local PSTN in 12 major Ukrainian cities.

International and Domestic Long Distance Services. Golden Telecom provides outgoing international voice services to business customers through its international gateway and direct interconnections with major international carriers using least-cost routing. DLD services are primarily provided through Golden Telecom’s own intercity transmission network, leased capacity and through interconnection with Ukrtelecom’s network. Golden Telecom also holds an international license for Ukraine that enables it to provide international telecommunications services throughout Ukraine and to lease the transmission channels to third parties.

Dedicated Internet and Data Services. Golden Telecom provides a private line service, VPN services, an integrated voice and data ISDN connection, frame relay, broadband digital subscriber line and dedicated Internet services.

Voice over Data Services. Golden Telecom is a leading provider of voice over data services in Ukraine. Its prepaid cards and VoIP products introduced under the brand “Allo!” provide an alternative international calling solution for corporate and mass market customers.

Information Services. Golden Telecom provides telecommunications services to financial and banking companies such as S.W.I.F.T. and Western Union, access to processing centers, news services to companies such as Reuters, as well as conduits to airline reservation systems in Ukraine. Golden Telecom’s data center provides server co-location and hosting services for news agencies and financial and entertainment services providers.

Call Center Services. Golden Telecom launched its call center services in 2002 and is one of the main market players in providing telemarketing, actualization and hot line services for business clients in Kyiv.

Residential Telecommunications Services. Golden Telecom offers unified telephone and Internet broadband access services for residential customers, including 100Mbit/s Internet access service under the brand Svit-On-Line. A number of new services, such as VoIP, and other service improvements are expected in 2008, and the Fiber-to-the-Building, or FTTB, project will provide Golden Telecom with additional opportunities to attract new customers. For more information on Golden Telecom’s FTTB project, please see “—Fixed-line Telecommunications Equipment and Operations—FTTB Project” below.

FMC Services. In 2007, Golden Telecom began testing and deployment of an FMC platform based on Huawei solutions, which it expects to launch in the third quarter of 2008. For more information on Golden Telecom’s FMC project, please see “—Fixed-line Telecommunications Equipment and Operations—FMC Project” below.

Marketing and Pricing

Golden Telecom emphasizes high customer service quality and reliability for its corporate customers while at the same time focusing on development of its SME and mass market offerings. It sells to corporate customers through a direct sales force and various alternative distribution channels, and to SMEs and the mass market through alternative distribution channels such as agent networks.

Golden Telecom uses a customized pricing model for corporate customers and standardized pricing for SMEs and high-end residential buildings.

Competition

In the voice services market to business customers in Kyiv, Golden Telecom competes with Ukrtelecom, the System Capital Management group’s multiregional alternative operators and a number of other small operators. Competitive pressure increased in 2007 as a result of the aggressive marketing policies.

The provision of Internet and data services is not licensed in Ukraine. As a result, there is a high level of competition, with approximately 400 Internet service providers, or ISPs, in Ukraine. Golden Telecom’s main competitors in the corporate market for data are Ukrtelecom and Datagroup.

In the fast growing residential broadband Internet market, Golden Telecom faces competition from Ukrtelecom and from Volya-Cable in Kyiv.

Carrier and Operator Services

As of December 31, 2007, Golden Telecom’s Carrier and Operator Services line of business had 4,251 customer contracts. Revenue for the Carrier and Operator Services segment for the year ended December 31, 2007 totaled US$479.6 million.

Carrier and Operator Services in Russia

Golden Telecom’s Carrier and Operator Services division in Russia provides a range of carrier and operator services, including voice and data transmission services to foreign and Russian telecommunications and mobile operators.

For international voice telecommunications operators, Golden Telecom is an alternative to the incumbent providers for the completion of calls terminating in Russia and the CIS and for the extensions of global private networks employing leased circuits in Russia. For domestic voice telecommunications operators, it provides termination to Russian and CIS destinations and offers international call termination and provision of phone numbers. Golden Telecom also offers interconnection and data services, including numbering capacity and IP-centric solutions. Due to the geographic reach of its network, presence on the local and zonal level in a large number of regions, high volume of traffic and smart traffic routing, Golden Telecom has a lower cost base than many of its competitors and can therefore resell any excess transit and termination capacity. Golden Telcom also has several projects with VimpelCom, MTS and MegaFon to provide satellite-based mobile network extension into parts of Siberia, the Russian Far East, Northwest Russia and other the remote areas of Russia. As an additional service to mobile operators and smaller voice telecommunications providers, Golden Telecom provides telephone numbers that are used under agency agreements to sell these operators’ services to their end users.

Golden Telecom’s Carrier and Operator Services division also provides domestic and international IP transit services to ISPs in Russia and the CIS. Smaller ISPs can connect to its IP backbone and then use its network to access the Internet.

For international data networking operators, Golden Telecom provides data connectivity through a data network that covers more than 300 cities across Russia and the CIS.

Customers and Services

Golden Telecom’s customers include foreign and Russian telecommunications operators.

Voice Services. The Carrier and Operator Services division offers two types of voice services: call completion and the provision of telephone numbers. For international operators, including traditional incumbents and VoIP operators, we provide call completion to the PSTNs located in Russia and the CIS. Domestic operators in Russia and the CIS, including Russian cellular operators, use Golden Telecom for call completion to the PSTNs in Russia and the CIS and for international traffic that Golden Telecom passes onto the PSTN of international operators. In addition, Golden Telecom provides zonal and local interconnection and telephone-numbering capacity to Russian operators and satellite communication links to Russian cellular operators for remote regions of Russia.

Golden Telecom’s voice services customers include international operators, domestic cellular operators and domestic fixed-line operators.

Data Services. The Carrier and Operator Services division also offers two types of data services: data networking services such as frame relay, synchronous digital hierarchy capacity and IP VPN, and IP transit ports. In addition to providing the underlying circuit capacity, both types of services include the installation and maintenance of customer equipment such as routers, multiplexers and frame relay access devices.

Golden Telecom also has network interconnect agreements with global data network operators who sell worldwide data network services to their multinational clients. Through these agreements, global data network operators are able to provide their clients connectivity to over 300 cities in Russia and the CIS where Golden Telecom has infrastructure and can market and re-sell Golden Telecom’s network as if it were their own.

Due to Golden Telecom’s large consumer and corporate customer base for Internet access services, it requires very high IP transit capacity from global providers. Golden Telecom has begun to implement its own international IP backbone by establishing points of presence and peering at all major interconnection nodes to allow for high quality Internet services and to minimize costs. This IP backbone will allow Golden Telecom to peer directly with large traffic aggregators, significantly reduce IP traffic and offer ISPs an attractive combination of pricing and service quality for the resale of IP services.

Marketing and Pricing

The Communications Law in Russia requires all carriers to implement per-minute interconnection charges and to implement two types of charges for calls passing through network layers: (1) initiation and transit charges for long distance calls from local networks to regional and long distance networks, and (2) termination charges for calls completed from long distance networks to regional and/or local networks.

Fixed-line voice termination services are priced per minute according to destination, with a trend towards a single price for all destinations in Russia, although pricing typically has separate rates for Moscow and St. Petersburg and a single rate for all other cities in Russia.

Golden Telecom’s pricing for data networking services incorporates a number of elements: monthly fees for the international bandwidth capacity, the access port and the last mile connection between the network and the customer location, a monthly maintenance fee for any customer equipment that Golden Telecom manages for the end user and one-time installation fees for all these services. Customers may purchase their equipment and provide their own maintenance, although they usually prefer a turnkey solution where Golden Telecom manages all elements and is responsible for all service quality issues.

Pricing for IP transit services sold to ISPs is based on either a flat monthly fee for an IP port or on the amount of traffic consumed by the ISP. Typically, the larger ISPs will opt for a flat monthly fee for a large port connection to Golden Telecom’s network while the smaller ISPs prefer to pay per megabyte of IP traffic.

Competition

For voice services, Golden Telecom’s main competitors are long distance carriers Rostelecom and MTT, an affiliate of Sistema Telecom and MTS. For data networking services, its main competitors are Equant and TransTelecom, and for IP services, its main domestic competitor is also TransTelecom. A number of international IP transit providers such as Cable&Wireless and TeliaSonera also actively sell global IP transit services in Russia.

Carrier and Operator Services in Ukraine

Golden Telecom’s Carrier and Operator Services division in Ukraine operates leased DLD/ILD networks and provides local, international and intercity long distance services in major Ukrainian cities. The network consists of Golden Telecom’s gateway international switching center in Kyiv, leased and owned international and intercity fiber optic channels and regional voice and data switches.

Customers and Services

Golden Telecom’s customers include foreign and Ukrainian telecommunications operators.

International and Domestic Long Distance Services. International outgoing traffic is terminated via direct interconnections with international carriers. Golden Telecom offers termination services to its international partners for interconnection with Ukrainian PSTN and mobile networks via direct links with the major fixed and mobile carriers in Ukraine. Golden Telecom holds an intercity operator’s license and offers DLD services throughout Ukraine via its owned and leased channels between major Ukrainian cities as well as through interconnection with Ukrtelecom.

A significant portion of Golden Telecom’s carrier revenue is generated from the Ukrainian mobile operators’ large volumes of international and domestic long distance traffic. Price and quality of service are the primary factors in their purchase decision. In 2004, several Ukrainian mobile operators received international communications licenses, and as a result, a larger portion of Golden Telecom’s carrier revenue in Ukraine is generated now by transit fixed-to-mobile traffic via its network.

Internet Services. For local carriers, Golden Telecom provides access to highly reliable and advanced telecommunication services, WAN and broadband Internet in all existing Kyiv and regional access points. Golden Telecom also provides Internet access services to more than 35 ISPs in Ukraine.

Marketing and Pricing

As a carrier for other telecommunications operators, Golden Telecom offers a more attractive pricing structure for international calls than incumbent operators like Ukrtelecom. Although price is still the primary factor in the routing decision of the Ukrainian carriers, more of them demand high quality international voice and data wholesale services.

Prices in the CIS usually follow a similar pattern to prices in Russia, with separate rates for the major cities but a trend towards a single price for all other destinations in the country. All countries have separate rates for call termination into mobile networks.

In order to implement CPP settlements in accordance with Ukrainian law, Golden Telecom amended its agreements with Ukrtelecom, other fixed-line carriers and Ukrainian mobile operators establishing agreed access rates for the calls between fixed-line and mobile networks and enabling Golden Telecom to receive a settlement when a fixed-line party calls a mobile telephone and when it routes calls from mobile to fixed-line networks.

As a carrier for other ISPs, Golden Telecom offers an attractive pricing structure and it is able to retain its significant market share in this segment. In data services, Golden Telecom expects sales volume growth from the sale of international private line connections and international multiprotocol label switching connections and provision of the last mile services in major Ukrainian cities.

Competition

In Ukraine, the carrier market is dominated by Ukrtelecom and includes UMC, Kyivstar, Ucomline (Farlep-Optima), Velton and Datagroup and is becoming more competitive. Several Ukrainian mobile operators have international and intercity communications licenses, allowing them to route their traffic through direct interconnection with local and international operators.

Consumer Internet Services

Golden Telecom’s Consumer Services division provides Internet access and VoIP services to customers in Russia, Ukraine, Uzbekistan and Kazakhstan. Revenue for the Consumer Internet Services segment for the year ended December 31, 2007 totaled US$77.1 million.

In Russia, Golden Telecom offers Internet access via broadband, wireless and dial-up services and has launched an extensive FTTB project to improve broadband access. For more information on Golden Telecom’s FTTB project, please see “— Fixed-line Telecommunications Equipment and Operations—FTTB Project” below. Golden Telecom also offers VoIP services to customers in Russia and Ukraine.

According to research by Analysys, a telecommunications information technology and media consultancy, as of December 31, 2007, broadband penetration in Russia was 4.2%.

Customers and Services

Golden Telecom’s customers include mass market subscribers and SMEs with respect to VoIP.

Broadband Internet Access. One of Golden Telecom’s strategic focuses is broadband services development based on the most up-to-date engineering solutions. Currently, Golden Telecom is focused on developing local infrastructure in order to bring broadband Internet access services to the mass market in major cities in Russia and the CIS. It uses different broadband last mile technologies depending on particular market conditions. Golden Telecom bolstered its broadband services in Russia with its May 2007 acquisition of Corbina, which operates under the “Homenet” brand. As of December 31, 2007, Golden Telecom had 467,560 broadband subscribers, including Corbina’s 331,369 broadband subscribers.

FTTB Services. In 2007, Golden Telecom launched an extensive FTTB project in the Russian regions. Currently, it offers Internet via FTTB service in Moscow and the Moscow Region, in St. Petersburg and the Leningrad Region, in Krasnoyarsk, Arkhangelsk, Samara, Voronezh, Saratov, Volgograd and Rostov-on-Don. As of December 31, 2007, Golden Telecom had approximately 375,200 subscribers in these cities.

Golden Telecom also plans to provide voice and IP television, or IPTV, services via FTTB beginning in 2008. Its nationwide fiber optic cable network will be used for the active rollout of its FTTB network in the regions. For more information on Golden Telecom’s FTTB project, please see “—Fixed-line Telecommunications Equipment and Operations—FTTB Project” below.

Wireless Internet Access. On March 1, 2007, Golden Telecom launched commercial operations of its WiFi network offering prepaid Internet access to the mass market under the “Golden WiFi” brand. Golden WiFi is the world’s largest metropolitan wireless network and includes the greater part of Moscow’s city center and many other areas of the city. The network continues to grow and develop, with new wireless access zones added often. As of March 2008, Golden Telecom has installed more than 15,400 WiFi access nodes in Moscow providing indoor and outdoor Internet access covering approximately 776,900 apartments. Since December 2007, Golden Telecom has also been providing international WiFi roaming service in 28 countries.

As of December 31, 2007, Golden Telecom had approximately 68,500 WiFi customers in Moscow and St. Petersburg. Its most recognized partners are Domodedovo Airport, McDonalds and Atrium Trade Center.

VoIP. Golden Telecom plans to target VoIP service offerings at the SME, home office and mass markets. VoIP services will be available for computer, mobile devices and VoIP equipment users.

Dial-up Internet Access. Golden Telecom continues to offer dial-up Internet services to consumers in Russia, Ukraine, Uzbekistan and Kazakhstan under multiple brands, the most notable being “ROL” in Russia, Uzbekistan and Kazakhstan. As of December 31, 2007, Golden Telecom had approximately 233,500 dial-up Internet subscribers. With over 60 locations, Golden Telecom is the largest ISP in the CIS. It plans to continue providing dial-up Internet services while migrating dial-up Internet customers onto new Internet access products such as broadband, DSL and WiFi.

Internet Portals. Golden Telecom also provides Russian language content-based Internet portals covering many topics for the Russian mass-market. Portals run under different brands and are used as a marketing channel as well as offering advertising space.

Marketing and Pricing

FTTB Services. For FTTB service, Golden Telecom offers an unlimited tariff plan and tariff plans that depend on traffic volume and connection speed. Unlimited tariff plans offer a convenient solution for active Internet users who use Internet to download large volumes of data.

Wireless Internet Access. Golden Telecom offers three WiFi tariff plans:

•

“Sometimes” is a rate plan convenient for occasional WiFi users because it allows customers to pay only for time spent accessing the wireless network. Customers prepay for one hour of Internet use and can use it all at once or connect several times until the time expires;

•	“Day&Night” is a rate plan that offers unlimited wireless access with no limits on traffic or speed for 24 hours; and

•	“Always” is an unlimited use rate plan for active WiFi Internet users. Customers pay a fixed monthly fee for unlimited access to the Golden WiFi network.

Dial-up Internet Access. In 2007, Golden Telecom increased the average price per hour for our dial-up service by 22% due to new Russian telecommunication law requirements that obligate Golden Telecom to pay for the local dial-up traffic initiation, which is the largest part of the service cost.

Currently, Golden Telecom offers prepaid tariff plans for all mass market services. Customers can purchase scratch cards from points of sale, pay through an electronic payment system or make a payment at one of its sales offices. Golden Telecom uses its distribution network to communicate with our subscribers and for trade marketing activities. Moscow and regional subscribers can call its call center for customer and technical support.

Competition

In Moscow, Golden Telecom has the largest market share of the WiFi market according to J’son & Partners. The remaining market share is divided between Comstar, Tascom, Yandex Wifi and other small operators. As of December 31, 2007, Golden Telecom’s share in the Russian broadband market was approximately 7.5%. Its main competitors in the broadband market are Svyazinvest companies, Comstar UTS, NAFTA (Renova) and other local home network providers.

Fixed-line Telecommunications Equipment and Operations

Fixed-line Telecommunications Network Infrastructure

Russia

Golden Telecom’s FTN consists of four international communications transit nodes, located in Moscow, Saint-Petersburg, Krasnoyarsk and Khabarovsk, seven intercity communications transit nodes deployed in each federal district of Russia, and 88 connection points or FTN access nodes located in each constituent territory of Russia, all of which operate with the required governmental permissions.

Golden Telecom has licenses to provide zonal services in all regions of the Russian Federation, which helps minimize payments to incumbent zonal operators. It has completed construction of zonal networks in 25 Russian regions and has begun constructing zonal networks in three other Russian regions. Golden Telecom’s intra-zonal network in Moscow is integrated into the Moscow city incumbent telephone network at 78 transit and local exchanges, and its network infrastructure is integrated into the main public city networks in St. Petersburg, Nizhny Novgorod, Samara, Voronezh, Ekaterinburg, Kaliningrad, Krasnoyarsk, Perm and Krasnodar.

Golden Telecom has constructed a data network that covers more than 300 cities across Russia and the CIS and consists of terrestrial and satellite transmission capacity that it either leases or has purchased via indefeasible rights of use, which are long-term contractual agreements with operators that grant exclusive, unrestricted and indefeasible rights to use the relevant fiber optic capacity for any legal purpose. Golden Telecom currently has indefeasible rights of use for STM-64 fiber optic capacity, between Moscow and Stockholm, STM-4 between Stockholm and London, STM-64 between Moscow, Tula, Voronezh, Rostov and Krasnodar, STM-1 from Ufa to Krasnoyarsk through Ekaterinburg, Chelyabinsk, Tyumen, Omsk and Novosibirsk with an option to upgrade this line to STM-4, STM-1 from Krasnodar to Sochi and STM-1 from Vladivostok to Khabarovsk. It also has leased STM-64 fiber optic capacity from Frankfurt to Stockholm and extensive leased domestic terrestrial capacity from several providers.

For satellite transmission, Golden Telecom has entered into long-term leases primarily with Intelsat, Intersputnik and New Skies Satellite to cover Russia and the CIS. For IP capacity, Golden Telecom uses 12 Gbit connectivity from Verizon, Cable&Wireless, Level 3 and Global Crossing and connects to DECIX, the leading European IP exchange, through IP routers in Frankfurt and Stockholm. Golden Telecom has changed its interconnect technology from synchronous digital hierarchy to optical Gbit, which allows it to increase uplink capacity, decrease costs and improve network utilization. Golden Telecom also has its own backbone fiber optic cable links from Moscow to Ufa, Samara and Saratov via Nizhny Novgorod and Kazan and cross-border links between Russia and Ukraine.

Ukraine

Golden Telecom’s fixed-line network in Ukraine consists of a gateway international switching center in Kyiv, leased and owned international and intercity fiber optic channels and regional voice and data switches. Golden Telecom has constructed Metropolitan Area Networks, or MANs, in Kyiv and Odessa, which provide a broader range of services, including broadband access to Internet and VPN service.

In 2004, Golden Telecom launched an IP node in Kyiv that provides interconnection with international operators via the public Internet and the possibility of offering new services such as VoIP, VPN and IP phones. Golden Telecom has also completed construction of a fully protected international backbone network from Kyiv to its points of presence in Frankfurt, Germany, via three independent border-crossings with Poland and Hungary. Its nationwide backbone network includes STM-16 capacity from the Western part of Ukraine to Kyiv via Lviv, Lutsk, Rovno, Zhitomir, synchronous digital hierarchy capacity to the eastern part of Ukraine from Kyiv to Kharkov via Chernigov and Sumy and STM-1 leased capacity to Dnipropetrovsk, Donetsk, Odessa, and Zaporozhe.

During 2006, as part of Golden Telecom’s strategy for broadband Internet development and plan to build Fiber-to-the-Building, or FTTB, networks in the top 65 most populous cities in Russia and Ukraine, Golden Telecom launched its FTTB project in Kyiv.

FTTB Project

In order to meet growing demand for broadband Internet access in Russia and the CIS, Golden Telecom is rolling out Fiber-to-the-Building, or FTTB, networks. Technically, FTTB offers higher transmission speed, more bandwidth and better security compared to all existing xDSL and other quasi-broadband solutions. In Russia, where the local loop has not been unbundled and the quality of copper lines is generally poor, construction of fiber networks helps to create alternative high quality access to subscribers’ apartments. Golden Telecom estimates that 65% of the households in Russia are located in 65 Russian cities, and approximately 65% of these households live in high-rise residential buildings with 100 apartments per building on average. Currently, Golden Telecom is targeting reaching approximately 15.6 million households with its FTTB network.

As of March 2008, Golden Telecom had approximately 391,265 subscribers connected to its FTTB network. Its network is in operation in 19 cities across Russia and the CIS, including Krasnoyarsk, Nizhny Novgorod, Voronezh, Ekaterinburg, Krasnodar, Samara, Togliatti, Dolgoprudny, Arkhangelsk and Kyiv. Golden Telecom has also started construction in Kaliningrad and plans to complete deployment of FTTB networks in Sochi, Vologda, Cherepovets and Orel by the end of 2008. Golden Telecom’s 2007 acquisition of Corbina strengthened its position in the broadband Internet market. Corbina has the largest FTTB network in Moscow, the core broadband market in Russia, and its management has experience in an efficient rollout of fiber optic networks in densely populated metropolitan areas. Currently, Corbina’s network covers approximately 3.0 million households in Moscow, St. Petersburg, Yaroslavl, Tula, Rostov-on-Don, Saratov, Orenburg, Volgograd and Kaluga. Corbina has begun construction of FTTB networks in Lipetsk and six cities in the Moscow region. Further, Corbina plans to complete the construction of networks in Ivanovo, Kursk, Perm, Tambov, Chelyabinsk and Kostroma by the end of 2008.

The FTTB project in Ukraine encompasses triple play service for Ukrainian subscribers. In Ukraine, it is a prepaid service that currently provides Internet access with a speed of 100 Mbit/s in any traffic direction. Golden Telecom has launched its FTTB project in Kyiv and plans to expand to six other major Ukrainian cities during 2008: Kharkov, Odessa, Zaporozhe, Lviv, Donetsk and Dnipropetrovsk. Subscribers manage the service and their account via a web self-care system and can replenish their prepaid accounts through prepaid cards and e-codes that can be purchased in many points of sale, payment terminals, Internet systems and via SMS. During 2008, Golden Telecom also plans to begin providing prepaid local, intercity and international telephony over its FTTB in Ukraine. Golden Telecom expects its new IPTV service, which it plans to implement in 2008, will offer subscribers approximately 100 Ukrainian, Russian and foreign TV channels, including six High Definition TV channels.

FMC Project

In 2007, Golden Telecom began testing and deployment of an FMC platform in Ukraine based on Huawei solutions. The FMC network combines the advantages of fixed-line and mobile communications and is aimed at providing seamless switchover from mobile to fixed-line networks, together with attractive price offerings. Golden Telecom’s FMC network will be the first converging communications network in Ukraine and will be available to corporate, SME and residential GTU’s customers. FMC will allow customers to utilize one account for fixed and mobile services and utilize mobile Internet access, cross-discounts on voice calls, call forward from fixed to mobile phones, voice call continuity services and call hold services.

To date, Golden Telecom has deployed the wireless segment of its FMC network by upgrading its existing GSM-1800 networks in Kyiv and Odessa and installing upgraded GSM networks in Donetsk, Zaporizhzhya and Ivano-Frankovsk. During the first quarter of 2008, Golden Telecom installed and began testing upgraded network equipment to modernize the core of its GSM network in Ukraine. By the end of the second quarter of 2008, Golden Telecom plans to purchase and install an intelligent platform to provide FMC value-added services. Golden Telecom expects to complete network testing and launch FMC services during the second and third quarters of 2008.

Management and Employees

As of December 31, 2007, VimpelCom had approximately 23,184 employees in Russia and the CIS. Of VimpelCom’s 14,587 employees in Russia (including CIS headquarters, which is located in Moscow), we estimate that 12 are in executive and senior managerial positions, 3,551 are in engineering, construction and information technology, 3,718 are in sales, marketing and other commercial operations, 1,447 are in finance, administration and legal, 4,242 are in customer service, 136 are in site acquisitions, regional projects and security, 989 are in procurement and logistics and 492 in other support functions.

As of December 31, 2007, VimpelCom had approximately 1,544 employees in Kazakhstan. Of these employees, we estimate that one is in an executive and managerial position, 515 are in engineering, construction and information technology, 420 are in sales, marketing and other commercial operations, 167 are in finance, administration and legal, 329 are in customer service, 31 are in site acquisitions, regional projects and security, 41 are in procurement and 40 are in other support functions.

In addition, as of December 31, 2007, we had a total of approximately 7,053 employees in Uzbekistan, Ukraine, Armenia, Tajikistan and Georgia.

The following chart sets forth the number of our employees at December 31, 2007, 2006 and 2005:

	At December 31,
	2007	2006	2005
Russia	14,587	13,675	12,512
Kazakhstan	1,544	1,114	783
Uzbekistan	875	532	—
Armenia	4,484	4,764	—
Ukraine	1,288	1,029	558
Tajikistan	239	133	72
Georgia	167	56	—
Total	23,184	21,303	13,925

As of December 31, 2007, Golden Telecom and its consolidated subsidiaries employed approximately 10,262 full-time employees and its ventures employed 99 full-time employees. As of December 31, 2006, Golden Telecom employed approximately 4,218 full-time employees.

We have not experienced any work stoppages and consider relations with our employees to be good.

Properties

VimpelCom’s principal place of business is in a series of five buildings consisting of approximately 24,000 square meters that we own at 10 Ulitsa 8Marta in Moscow. We use these buildings as an administrative and sales office, technical center warehouse and operating facility. The main switches for our D-AMPS network are also located at this site. In addition, we own a series of six buildings on Lesnoryadsky Pereulok in Moscow, constituting approximately 15,500 square meters, that are used as an administrative office, warehouse and operating facility. These buildings also house the main switches for our Moscow GSM-900/1800 network and our main and reserve IT centers. VimpelCom also has offices are at 4, Krasnoproletarskaya Street, in the center of Moscow. It consists of three leased administrative buildings of approximately 32,400 square meters. We also own a portion of a building in the center of Moscow on Ulitsa 1st Tverskaya Yamskaya consisting of approximately 3,000 square meters that we use as a subscriber service center, administrative and sales office. We also own office buildings in some of our regional license areas and lease space on an as-needed basis.

Golden Telecom’s representative office is located in Moscow. Golden Telecom owns and leases various buildings and space in buildings throughout Russia, Ukraine, Kazakhstan and Uzbekistan. These premises house their executive, technical and sales offices, customer care and call centers. Beside these office spaces and technical premises, Golden Telecom’s facilities consist of telecommunications installations, including switches of various sizes, cables and VSAT and other transmission devices located throughout the CIS. Golden Telecom also leases various fiber optic capacities and the right to use digital circuit between Moscow and Stockholm.

For a description of certain telecommunications equipment that we own, please see “—Mobile Telecommunications Business—Mobile Telecommunications Equipment and Operations—Mobile telecommunications network infrastructure” and “—Fixed-line Telecommunications and Internet Business—Fixed-line Telecommunications Equipment and Operations—Fixed-line telecommunications network infrastructure” above.

Intellectual Property

We rely on a combination of trademarks, service marks and domain name registrations, copyright protection and contractual restrictions to establish and protect our technologies, brand name, logos, marketing designs and Internet domain name. We have registered and applied to register certain trademarks and service marks with the Russian Agency for Patents and Trademarks in connection with our mobile telecommunications businesses. We have also registered and applied to register certain trademarks and service marks with the World Intellectual Property Organization in order to protect them in certain countries of the CIS.

Our registered trademarks and service marks include our brand name, logos and certain advertising features. With respect to domain names, we have registered the “VimpelCom.com” domain name with Network Solutions, which is one of the principal domain name registration services for the Internet. We have also registered the “VimpelCom.ru”, “beeline.ru”, “beelinegsm.ru”, “beeonline.ru”, “beeplus.ru”, “beeline.net” and certain other domain names with the Russian Scientific Research Institute on Development of Public Networks The domain name “beeline.mobi” was registered with Dotster Inc. in June 2006. We have registered national domain names such as “beeline.tj”, “beeline.ua”, “beeline.kz”, and “beeline.am” with the national registrars of Tajikistan, Ukraine, Kazakhstan and Armenia, respectively. Our copyrights are principally in the area of computer software for service applications developed in connection with our mobile and fixed-line network platform. We have copyrights to some of the designs we use in marketing and advertising our mobile services in Russia.

Golden Telecom has a number of trademarks registered in Russia and the CIS, including its brand name, logos and certain advertising features.

Legal Proceedings

KaR-Tel Litigation

Prior to our acquisition of KaR-Tel, in November 2003, KaR-Tel redeemed for an aggregate of 450,000.0 Kazakhstani tenge (or approximately US$3,100.0 based on the Kazakhstani tenge to U.S. dollar exchange rate as of December 31, 2003) the equity interests of Turkish companies, Rumeli Telecom A.S. and Telsim Mobil Telekomunikasyon Hizmetleri A.S., owning an aggregate of 60.0% of the equity interests in KaR-Tel, referred to herein as the Former Shareholders, in accordance with an October 30, 2003 decision of the Review Panel of the Supreme Court of Kazakhstan. The decision was based on the finding that the Former Shareholders inflicted material damage on KaR-Tel by causing KaR-Tel to lose a valuable government tax concession and selling KaR-Tel obsolete and over-priced telecommunications equipment. The redemption process was initiated on April 15, 2002 by a repeated extraordinary general meeting of KaR-Tel shareholders reconvened by a shareholder owning 40.0% of the equity interests in KaR-Tel. In late August 2004, prior to our acquisition, we received letters from the Former Shareholders claiming that they continue to own such interests and stating that, without their approval, all KaR-Tel deals are illegal and invalid. The Former Shareholders stated in these letters that subsequent to such redemption, their respective managements were taken over by The Savings Deposit Insurance Fund, a Turkish state agency responsible for collecting state claims arising from bank insolvencies, referred to in this Form 6-K as the Fund. The Former Shareholders indicated in their letters that they were preparing to put their case before the International Center for the Solution of Investment Disputes, or ICSID, an independent organization with links to the World Bank. Based on information disclosed by ICSID, an action by the Former Shareholders against the Republic of Kazakhstan, the subject matter of which is “telecommunications enterprise,” has been pending since August 30, 2005. While we understand that this action does pertain to the Former Shareholders and their former interests in KaR-Tel, neither VimpelCom nor KaR-Tel is a party to this action. We cannot assure you that the Former Shareholders or other parties will not pursue any action against VimpelCom or KaR-Tel in any forum or jurisdiction. If the Former Shareholders or other parties were to prevail in any such action, we could lose ownership of up to 60.0% of our interest in KaR-Tel, be required to reimburse the Former Shareholders for the value of their interests or otherwise suffer monetary and reputational or other damages that cannot currently be quantified.

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Fund in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.6 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. The order does not provide any information regarding the nature of, or basis for, the asserted debt, other than to state that it is a debt to the Turkish Treasury and the term for payment was May 6, 2004. On January 17, 2005, KaR-Tel delivered to the Turkish consulate in Almaty a petition to the Turkish court objecting to the propriety of the order. KaR-Tel received the Fund’s response to the petition in June 2006. In its response to KaR-Tel’s petition, the Fund asserts, among other things, that the order to pay was issued in furtherance of its collection of approximately US$5.5 billion in claims against the Uzan group of companies that were affiliated with the Uzan family in connection with the failure of T. Imar Bankasi, T.A.S. The Fund’s response to KaR-Tel’s petition asserts that the Uzan group of companies includes the Former Shareholders and KaR-Tel. In June 2006, KaR-Tel submitted a response to the Fund’s defense in which it denied in material part the factual and legal assertions made by the Fund in support of the order to pay. To date, we have received no further response from the Fund. Our company believes that the order to pay is without merit, in part due to the fact that the Former Shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles. However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund. The adverse resolution of this matter, and any others that may arise in connection with the order by the Fund or any other claims made by the Fund, could have a material adverse effect on our business, financial condition and results of operations, including an event of default under some or all of our outstanding indebtedness.

For more information on these risks, and other risks associated with our acquisition of KaR-Tel, refer to the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—Claims by the former shareholders of KaR-Tel and/or the Turkish Savings Deposit Insurance Fund or others may result in increased liabilities and obligations, including possible defaults under our outstanding indebtedness, and deprive us of the value of our ownership interest in KaR-Tel.”

Disputes with the Russian Tax Authorities

VimpelCom. On July 5, 2006, we received the Russian tax inspectorate’s final decision with respect to the audit of our 2003 and 2004 Russian tax filings. The decision stated that we owed an additional 1,804.0 million Russian rubles in taxes, fines and penalties, which is approximately US$73.5 million at the exchange rate as of December 31, 2007. Notwithstanding our settlement of the tax liability in the tax inspectorate’s final decision for 2003 and 2004, our company does not agree with many of the findings of the tax inspectorate and accordingly filed a lawsuit against the tax inspectorate challenging this decision.

As a result of several court decisions, as of December 31, 2007 we have successfully challenged the final decision with respect to 733.0 million Russian rubles (or approximately US$29.9 million at the exchange rate as of December 31, 2007) in taxes, fines and penalties out of the total amount that the tax inspectorate’s decision had claimed we owed. This amount will be offset against future tax liability.

At the same time, the courts have ruled against our challenge of the final decision with respect to 192.0 million Russian rubles (or approximately US$7.8 million at the exchange rate as of December 31, 2007) in taxes, fines and penalties, related to our deduction of bad subscriber debts for 2003 and 2004. However, the tax inspectorate has acknowledged that part of this amount (164.9 million Russian rubles, or approximately US$6.5 million at the exchange rate as of December 31, 2007) can be deducted for the 2005 tax year.

We continue to challenge the final decision with respect to 879.3 million Russian rubles (or approximately US$35.8 million at the exchange rate as of December 31, 2007) in taxes, fines and penalties.

Following the court rulings in the litigation relating to the final tax decision for 2003 and 2004, we reassessed the risk relating to potential additional tax liability in periods following 2004 and recorded 475.2 million Russian rubles (or approximately US$19.4 million at the exchange rate as of December 31, 2007) of unrecognized income tax benefits and 133.1 million Russian rubles (or approximately US$5.4 million at the exchange rate as of December 31, 2007) of non-income tax contingencies in our consolidated financial statements as of December 31, 2007. If we are successful in our pending challenges to the tax inspectorate’s final tax decision, up to the entire amount that was recorded as an expense in our consolidated statement of income may be recorded as income in future periods.

For the risks related to this matter, see “Risk Factors—Risks Related to Our Business—We could be subject to claims by the Russian tax inspectorate that could have a material adverse effect on our business.” For more information regarding the effects of prior tax claims on our financial statements, see the section of this Form 6-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and Note 18 thereto included elsewhere in this Form 6-K.

Sovintel. On September 25, 2006, Sovintel received the Russian tax inspectorate’s final decision with respect to the audit of its 2004 and 2005 tax filings. The decision stated that Sovintel owed taxes, fines and penalties in the amount of approximately $23.9 million (at the exchange rate as of December 31, 2007). Sovintel challenged the tax inspectorate’s final decision and the courts of first and second instance have ruled in favor of Sovintel and dismissed the tax inspectorate’s final decision. The tax inspectorate has filed an appeal to the third instance court, and at the hearing on April 10, 2008, the court delayed consideration of the case until May 6, 2008.

3G Tender Litigation

In July 2007, Closed Joint Stock Company “SMARTS,” or SMARTS, filed a lawsuit against the Federal Communications Agency to obtain a ruling invalidating the tender results pursuant to which we were granted a license to provide 3G mobile services in Russia.We have been invited to participate in this lawsuit as an interested third party. In December 2007, the first instance court dismissed this claim and in February 2008 this decision was affirmed on appeal. SMARTS can continue to appeal this decision until June 5, 2008.

Far East Licenses and Frequencies

In July 2007, the Federal Communications Agency conducted several tenders for licenses and frequencies in the Far East super-region.We received licenses for three regions within the Far East super-region in the tenders, but we were denied licenses for eight other regions within the Far East super-region.We filed a lawsuit challenging the results of the tenders because we believed that the terms of the tenders were not in compliance with applicable law and that we should have received licenses for all 11 regions. In parallel, the Federal Antimonopoly Service issued a decision declaring that the terms of the tenders violated antimonopoly law and challenged the results of the tenders in court. The Federal Communications Agency filed a lawsuit seeking to invalidate the decision of the Federal Antimonopoly Service. The Federal Communications Agency’s claim was sustained by the court of first instance. We joined the proceedings as an interested party, and, together with the Federal Antimonopoly Service, we appealed the decision in favor of the Federal Communications Agency. On April 17, 2008, the Court of Appeals overturned the decision of the first instance court and rejected the Federal Communications Agency’s claim. The proceedings in our lawsuit challenging the results of the tenders were suspended by the court until the final decision in the claim filed by the Federal Communication Agency to invalidate the decision of the Federal Antimonopoly Service is issued. If, as a result of the proceedings, the results of the tenders are invalidated, we may lose the licenses that we obtained in the tenders.

Management cannot make an estimate of the effects of the ultimate resolution of the unresolved matters described above on our company’s consolidated financial statements. Other than the information disclosed above, to date, we have no provision in our accounts for any of the matters described above.

Except as described above, we are not involved in any legal proceedings that we believe may have, or have had in the recent past, significant effects on our financial position or profitability.

MANAGEMENT

Directors and Senior Management

As of March 31, 2008, the members of our board of directors, management committee, audit commission and other senior management were as follows:

Name(1)	Age	Title
David J. Haines	47	Chairman of Board of Directors
Mikhail M. Fridman(2)	43	Director
Arve Johansen(3)	58	Director
Kjell-Morten Johnsen(3)	40	Director
Jo Lunder(3)	46	Director
Oleg A. Malis(2)	33	Director
Leonid R. Novoselsky(2)	38	Director
Alexey M. Reznikovich(2)	39	Director
Fridtjof Rusten(3)	42	Director
Alexander V. Izosimov(4)	44	Chief Executive Officer and General Director
Elena A. Shmatova(4)	49	Executive Vice President, Chief Financial Officer
Nikolai N. Pryanishnikov(4)	35	Executive Vice President and General Director, Russia
Sergei M. Avdeev(4)	58	Executive Vice President, International Business Development, Chief Technical Officer
Dmitry Pleskonos(4)	43	Executive Vice President, Business Development in the CIS
Mattias B. Hertzman(4)	38	Executive Vice President, Chief Strategy Officer
Jean-Pierre Vandromme(4)	54	Executive Vice President, Network Resources, Chief Executive Officer, Golden Telecom
Kent McNeley(4)	51	Vice President, Chief Marketing Officer
Vladimir Riabokon(4)	37	Vice President, Corporate Development
Marina V. Novikova(4)	43	Vice President, Organizational Development and Human Resources
Peter Covell(4)	52	Vice President, Chief Operations Officer
Vladimir A. Filippov(4)	47	Vice President, Information Technology
Alexander Gersh(3)	44	Audit Commission Member
Halvor Bru(3)	51	Audit Commission Member
Nigel J. Robinson(2)	40	Audit Commission Member

(1)	The registered business address of each of the individuals is Open Joint Stock Company “Vimpel-Communications,” 10 Ulitsa 8Marta, Building 14, Moscow, Russian Federation 127083.
(2)	Alfa Group nominee.
(3)	Telenor nominee.
(4)	Member of the management committee.

Under the terms of a shareholders agreement dated as of May 30, 2001 between Telenor and Alfa Group, Telenor and Alfa Group have the right to nominate up to four candidates each for election to our board of directors, for so long as each company beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock. One of the four candidates nominated by each, however, may not be an employee, officer or director of Telenor, Alfa Group or any of their affiliates, unless Telenor or Alfa Group, as the case may be, beneficially owns more than 44.0%, but not more than 50.0%, of our issued and outstanding voting capital stock. In addition, for so long as Telenor beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock, it is entitled to nominate one additional director to our board of directors (subject to Alfa Group’s approval if, at that time, Alfa Group beneficially owns at least 25.0% plus one share of our company’s issued and outstanding voting capital stock). Such additional director may not be an employee, officer, director and/or other affiliate of Telenor, Alfa Group or any of their affiliates. According to recent SEC filings, Alfa Group and Telenor beneficially own 44.0001% and 29.9%, respectively, of our voting capital stock.

Current Directors

David J. Haines has served as a director and Chairman of the board of directors of our company since June 2005. Mr. Haines is Chief Executive Officer and Chairman of the board of management of GROHE AG, a position that he has held since 2004. GROHE AG is a world market leader in sanitary fittings and was acquired by private equity houses TPG and Credit Suisse in July 2004. Prior to joining GROHE AG, from 2000 until 2004, he served as Global Marketing Director and Global Brand and Accounts Director at Vodafone Group Plc. From 1998 until 2000, Mr. Haines served as Deputy Division President of the Coca-Cola Company. From 1989 to 1998, Mr. Haines held various positions at Mars Incorporated in Europe, including Moscow. He holds a B.A. First Class Honors from the University of Greenwich in London.

Mikhail M. Fridman has been a director of our company since July 2001. Mr. Fridman currently serves as Chairman of the supervisory board of Alfa Group Consortium, and Chairman of the board of directors of OJSC TNK—BP. Mr. Fridman also serves as a member of the board of directors of Alfa Bank and CJSC Trade House Perekriostok. He serves as a member of supervisory board of directors of Pyaterochka Holding N.V., now reorganized into X5 RETAIL GROUP N.V. He is a member of the Public Chamber of the Russian Federation. Since 1989, Mr. Fridman has taken an active role in managing the Alfa Group, which includes Alfa Finance Holdings S.A. (Alfa Bank, Alfa Capital Holdings Limited and Medpoint Limited), Alfa Eco Telecom (Altimo) and CJSC Trade House Perekriostok. In 1988, Mr. Fridman co-founded the Alfa-Foto cooperative. From 1986 until 1988, Mr. Fridman served as an engineer at Elektrostal metallurgical works. Mr. Fridman graduated with honors from the Faculty of Non-Ferrous Metals of the Moscow Institute of Steel and Alloys.

Arve Johansen has been a director of our company since June 2003. Mr. Johansen has served as Senior Executive Vice President and Deputy Chief Executive Officer of the Telenor group and head of Telenor Asia since January 2006. Mr. Johansen joined Telenor in 1989 and has held a number of positions in the Telenor group of companies. He served as Senior Executive Vice President from 1999 to 2005 and was Chief Executive Officer of Telenor International AS from 1995 to 1999. He is also a member of the board of directors of Telenor Pakistan, Wireless Matrix and Eltek. Prior to joining Telenor,Mr. Johansen was employed at EB Telecom (Ericsson Norway), where he served as Executive Vice President and at the Norwegian Institute of Technology, as a research engineer at ELAB. Mr. Johansen received his M.Sc. in Telecommunications from the Norwegian Institute of Technology in 1973 and participated in the Program for Management Development at Harvard Business School in 1988.

Kjell-Morten Johnsen has been a director of our company since June 2007. Mr. Johnsen currently serves as a Senior Vice President of Telenor Central & Eastern Europe, a position he has held since 2006, and serves as Head of Telenor Russia and a Senior Vice President of Telenor CEE. From 2001 to 2006, Mr. Johnsen worked as Vice President of Telenor Networks with responsibility for Telenor ASA’s fixed line activities in Russia and the CIS. From 1996 to 2000, Mr. Johnsen worked with Norsk Hydro, where he held executive positions both as country manager in Ukraine and as a manager at the regional headquarters for the CIS, Africa and Latin America, based in Paris. Mr. Johnsen served as a member of Golden Telecom, Inc.’s board of directors from December 2003 to February 2008. Mr. Johnsen holds a master’s degree in business administration in strategic management from the Norwegian School of Economics and Business Administration.

Jo O. Lunder has been a director of our company since May 2002. Since February 2005, Mr. Lunder has served as the Chief Executive Officer of Ementor ASA, a company listed on the Oslo Stock Exchange. Mr. Lunder also serves as a member of the board of directors of Ferd Holdings AS. Mr. Lunder served as chairman of the board of directors of our company from October 2003 until June 2005. From April 2001 until October 2003, Mr. Lunder served as Chief Executive Officer of our company, and from May 2001 until October 2003 as our General Director. From September 2000 until April 2001, Mr. Lunder served as our company’s President and Chief Operating Officer. From May 2000 until September 2000, Mr. Lunder served as First Deputy Chief Executive Officer and Chief Operating Officer of our company. From September 1999 until April 2000, Mr. Lunder served as our Chief Operating Officer. From 1993 to August 1999, Mr. Lunder served in various capacities for Telenor and its affiliates, including Chief Operating Officer of Telenor Mobile Communications AS. Mr. Lunder earned a bachelor’s degree from Oslo Business School and an MBA from Henley Management College in the U.K. He has also completed a Management Training program at IMD in Lausanne, Switzerland.

Oleg A. Malis has been a director of our company since June 2006. Since May 2006, Mr.Malis has served as a member of the board of directors of Turkcell. He has served as Senior Vice President of Altimo since 2005. From November 2005 until February 2008, he served as a member of the board of directors of Golden Telecom. From 2003 to 2005, Mr.Malis held the office of Senior Vice President and Director of M&A at Golden Telecom. Prior to this time, Mr.Malis held leading positions at Corbina Telecom, a company which he co-founded in 1993. Mr. Malis graduated from Moscow State Aviation Technological University, Faculty of Ergonomics in 1993.

Leonid R. Novoselsky has been a director of our company since June 2006. He is a co-founder of and Chief Executive Officer of the Gradient Group and the General Director of Limited Liability Company “GK Gradient.” Mr. Novoselsky is a director of Sbarro, the largest restaurant chain in Russia. In 1993, Mr. Novoselsky graduated from the Moscow Institute of Steel and Alloys and in 1999, received an MBA from the University of Pennsylvania Wharton Business School.

Alexey M. Reznikovich has served as a director of our company since May 2002. Since June 2005, Mr. Reznikovich has served as Chief Executive Officer of Altimo and a director of Altimo’s parent company, the Alfa Group Consortium, where he has overall responsibility for business development and for management supervision of the group’s investment assets. Mr. Reznikovich was a member of the board of directors of Golden Telecom from May 2007 until February 2008. Mr. Reznikovich is on the board of directors of Trade House Perekriostok, Russian Technology, Altimo, Turkcell Holding and Cukurova Telecom Holdings. He has also served as a director of Alfa Group since 2002. Mr. Reznikovich founded “EMAX,” a business venture to develop internet centers in Russia, and has been a member of the boards of directors of “EMAX” and “CAFEMAX,” an internet cafe chain, since February 2001. From 1998 through 2000, Mr. Reznikovich was a partner at McKinsey & Co. Before joining McKinsey & Co., Mr. Reznikovich worked at Procter & Gamble in Italy and Transworld Company in the U.S. Mr. Reznikovich graduated from the Economics Faculty of Moscow State University and received an MBA from Georgetown University/INSEAD University in 1993.

Fridtjof Rusten has been a director of our company since June 2005. Mr. Rusten currently serves as Chief Marketing Officer of Pannon GSM in Hungary, a position he has had since March 2007. From January 2003 through March 2007, Mr. Rusten served as Senior Vice President of Telenor. He joined Telenor as a Vice President for New Business in January 2000. Prior to joining Telenor, Mr. Rusten served in various capacities at Saga Petroleum AS, focusing on international investments, business development, strategy and mergers and acquisitions. He holds a master’s degree in industrial economics from the Norwegian Institute of Technology.

Senior Management

Alexander V. Izosimov has served as Chief Executive Officer of our company since October 2003. Mr. Izosimov is currently on the boards of directors of GSM Association, Baltika Breweries Plc and United Confectioneries B.V. He is also a member of the Council on Competitiveness and Entrepreneurship in Russia. Prior to joining our company,Mr. Izosimov held several senior positions at Mars, Inc. Building on his early background in finance and sales, Mr. Izosimov was general manager at Mars, Inc. for Russia and the CIS until 2001. From 2001 until 2003, Mr. Izosimov served as a member of the Global Executive Management Board and Regional President for the CIS, Central Europe and Nordic regions, with responsibility for more than 20 markets in the region, including all of Russia and the CIS. Prior to joining Mars, Inc. in 1996, Mr. Izosimov worked for McKinsey& Co in Stockholm and London for five years, where he focused on sales and marketing issues as well as cost optimization. Mr. Izosimov graduated from the Moscow Aviation Institute with a M.S. degree in 1987 and holds an MBA from INSEAD.

Elena A. Shmatova has served as Executive Vice President and Chief Financial Officer of our company since October 2005. She has served as Chief Financial Officer of our company since January 2003. Ms. Shmatova served as Director of Treasury of our company from March 2002 until January 2003 and as Financial Controller of our company from December 1999 until March 2002. From 1992 until 1999, Ms. Shmatova served as Deputy Finance Director, Finance Director and Vice President of Finance at the Sprint Communications/GlobalOne Group of companies in Russia. Prior to 1992, Ms. Shmatova served as a Financial Director of “Express Mail Service- Garantpost” and was an economist at the Ministry of Telecommunications of the USSR and the Center of International Accounting of the Ministry of Telecommunications of the USSR. Ms. Shmatova received a bachelor’s degree in economics from the Moscow Telecommunications University.

Nikolai N. Pryanishnikov has served as Executive Vice President and General Director, Russia since May 2007. He has also served as Executive Vice President and General Director, Regions of our company since June 2004. From October 2000 until May 2004, Mr. Pryanishnikov served as First Vice President and Commercial Director of our company. From May 1999 until October 2000, he held various positions at our company, including Deputy General Director and Head of Moscow Operations. From May 1992 until May 1999, Mr. Pryanishnikov held various positions at “Moscow Cellular Communications,” including Deputy General Director for Commercial Business, General Director of “Mobile Centre” (ZAO “MSS Start”) and Marketing Director. Mr. Pryanishnikov graduated from the Moscow Automobile and Road Building Institute, received a master’s degree from the All- Russia Financial Institute and received an MBA degree from the Higher Commercial School at the Ministry of International Economic Relations and Trade of the Russian Federation and International Management University (Paris). Mr. Pryanishnikov received a Ph.D. from the Higher School of Economics and Entrepreneurship at the Ministry of Foreign Relations and Commerce of the Russian Federation.

Kent McNeley has served as Vice President, Chief Marketing Officer of our company since August, 2005. Mr. McNeley also serves on the board of directors of Loyalty Partners Vostok, a position he has held since January 2006. Prior to joining our company, Mr.McNeley held senior positions at Eastman Kodak, including Vice President and Chief Marketing Officer for Consumer Imaging and General Manager, Worldwide Output Business. Before joining Eastman Kodak, Mr. McNeley held several senior marketing and general management positions for Citibank in Puerto Rico and Singapore. Mr. McNeley began his career with Procter & Gamble, where he held various positions in manufacturing, marketing, and sales. During his time with Procter & Gamble, he led the marketing launch of their business in Russia. Mr. McNeley graduated from Iowa State University in 1979 with a bachelors of science degree in Engineering.

Sergey M. Avdeev has served as Executive Vice President, International Business Development, Chief Technical Officer of our company since May 2007. From October 2005 he has served as Executive Vice President, Business Development in CIS, CTO. From June 2004 to October 2005, Mr. Avdeev served as Vice President, CTO. From October 2000 to June 2004, Mr. Avdeev served as Vice President, Network Planning and Development. From 1999 to October 2000 Mr. Avdeev served as Deputy General Director, Network Planning and Development. From 1992 to 1999, he held various positions at OJSC KB IMPULS and OJSC VimpelCom, he was a founder and served as GSM-1800 Project Manager from 1996 to 1998, and as Regional AMPS Project Manager from 1995 to 1996. Mr. Avdeev graduated from the Moscow State Technical University named after N. Bauman. Mr. Avdeev received the equivalent of a Ph.D. in Radio Science, and was a professor at Moscow State Technical University.

Vladimir V. Riabokon has served as Vice President, Regional Director for the Moscow Region since June 2007. Before taking the position of Vice President, Regional Director for the Moscow Region he served as Vice President, Corporate Development of our company since January 2005. Mr. Riabokon has primary responsibility for mergers and acquisitions and post-merger integration and new ventures development. Prior to joining our company, Mr. Riabokon was an investment banker at J.P.Morgan Chase Bank in New York and London where he advised top management of large international media and telecommunications companies on mergers and acquisitions and capital raising strategies. Mr. Riabokon graduated with Honors from Moscow Institute of International Relations MGIMO and holds an MBA degree from Georgetown University.

Mattias B. Hertzman has served as Executive Vice President and Chief Strategy Officer since December 2007. From August 2005 to December 2007 he served as Vice President and Chief Strategy Officer of our company. Prior to joining our company, Mr. Hertzman worked for McKinsey & Co. from 1998 until 2005, focusing on Strategy and Sales &Marketing in the wireless telecommunications industry. Prior to working at McKinsey & Co., Mr. Hertzman worked for Accenture, Oriflame and MoDo Paper. Mr. Hertzman also serves as a member of the Executive Management Committee of the GSM Association. Mr. Hertzman has a masters of science in business and economics with a focus on Central and Eastern Europe from Uppsala University.

Marina V. Novikova has served as Vice President, Organizational Development and Human Resources of our company since December 2001. Ms. Novikova is a member of the Management Advisory Committee of our company. From December 2000 to December 2001, she served as Regional Human Resources Manager for Eastern Europe of AVAYA Communications. From July 1997 to November 2001, Ms. Novikova served as Human Resources Manager of ZAO Lucent Technologies. Ms. Novikova received a degree in linguistics from Moscow Linguistics University.

Vladimir A. Filippov has served as Vice President and Chief Information Officer of our company since March 2005. From September 2003 to March 2005, Mr. Filippov served as Strategic Programs Director of our company with responsibility for New Financial System, Business Intelligence and Information System, and Regional Roll Out implementations. Prior to joining our company, from 1996 to 2000, Mr. Filippov served as Deputy to Head of the IT Department at the Central Bank of the Russian Federation, where he was responsible for IT systems implementation. Mr. Filippov earned a degree from Moscow University of Engineering and Physics. He has also completed an Advanced Management Program at Harvard Business School.

Dmitry A. Pleskonos has served as an Executive Vice President, Business Development in the CIS since May 2007. Mr. Pleskonos also served as Vice President, General Manager for the Moscow region from January 2007 until May 2007. In January 2007, Mr. Pleskonos became a member of the management committee of our company. From January 2006 until January 2007, Mr. Pleskonos served as General Manager for the Moscow region of our company. FromJuly 2004 until January 2006, Mr. Pleskonos served as Sales Director of our company. From May 2002 until June 2004, Mr. Pleskonos served as Sales Operations Director for Russia and CIS countries at Mars LLC, a consumer products manufacturer.Mr. Pleskonos worked for Mars Inc. from 1993 to 2004. Mr. Pleskonos graduated with honors from Kiev Higher Military School of Radio-Engineering and Air Defense, majoring in radio engineering, and from the Military Diplomatic Academy.

Peter Covell has served as Vice President, Chief Operations Officer since May 2006. Mr. Covell came to our company after working on the privatization of the Bulgarian Telecommunications Company in 2003 and 2004. After the Bulgarian Telecommunications Company was privatized, Mr. Covell assumed the position of Chief Operations Officer, working in this capacity from 2004 until 2006. Mr. Covell served as Technical Consultant at Advent International, a private equity firm from 2002 until 2004. From 1994 until 2002, Mr. Covell worked for GTS (Global Telesystems) holding various operational and technical executive level positions in Russia, China, Central and Western Europe. Mr. Covell began his engineering career in the Royal Navy where he served from 1974 until 1981. He has a degree in electrical engineering from the Royal Navy Engineering College.

Jean-Pierre Vandromme has served as Executive Vice President, Network Resources of our company since April 2008 and has also been a member of our management committee since April 2008. Since May 2006, Mr. Vandromme has served as a member of the board of directors and the executive committee of Golden Telecom, and since September 2005, he has served as the Chief Executive Officer of Golden Telecom. Mr. Vandromme is the founder and chairman of VoIP.co.uk, a United Kingdom based company, and is a member of the board of directors of Completel and of Ventelo Sweden and Norway. From 2001 to 2003, Mr. Vandromme was chairman, President and Chief Executive Officer of VENTELO Europe and from 1994 to 2001, he served in a variety of positions with Global TeleSystems, Inc., including as President of GTS-Business Services. Mr. Vandromme has a degree in Radio Engineering and a degree in Management of Government Enterprises from the Institute for Telecommunications of Regie des Telephone et Telegraphe (Belgium).

Audit Commission Members

Alexander Gersh has been a member of our audit commission since June 2003 and the Chairman of our Audit Commission since 2004. Mr. Gersh is member of the board of directors of Black Earth Ltd. and Golden Telecom. Since January 2005, Mr. Gersh has served as Chief Financial Officer of NDS Group plc, a provider of technology solutions for digital pay-TV. From 2003 until December 2004, he served as Chief Financial Officer of FLAG Telecom, NextiraOne LLC and Transora. From 1998 through 2001, Mr. Gersh was Chief Financial Officer of BT Cellnet, a subsidiary of British Telecommunications Plc, which is one of the largest cellular service providers in Europe and Chief Financial Officer of BT Europe for British Telecommunications Plc. From 1994 through 1997, Mr. Gersh served as Finance Director for Europe, the Middle East and Africa and Chief Financial Officer of St. Petersburg Telecom, a subsidiary of Motorola, Inc. Mr. Gersh is a member of the Institute of Certified Public Accountants. Mr. Gersh graduated with a B.A. from Baruch College (City University of New York).

Halvor Bru has been a member of our audit commission since June 2005. He has held various positions at Telenor since 1994 and has served since 2007 as Chief Operating Officer of Telenor Key Partners AS, a subsidiary of Telenor ASA. From 2004 to 2007, Mr. Bru served as Project Director of Telenor ASA. From 2003 to 2004, he served as a director in the marketing division of Telenor Mobil AS, a Norwegian mobile operator and a subsidiary of Telenor ASA. From 2001 to 2003, Mr. Bru acted as Chief Financial Officer of Telenor Mobil AS. From 1999 until 2004, Mr. Bru was chairman of the board of directors of Telenor’s operations in Montenegro (Pro Monte). Before joining Telenor, he worked for ten years at Aker/Kvaerner and four years with the Lillehammer Olympic Organizing Committee. Mr. Bru also served as Chief Financial Officer of Connect Austria for one year and as Project Director for the Sarbanes Oxley Project for three years. He holds a master’s degree in economics from the Norwegian School of Economics and Business Administration and has also received supplementary training at the University of Cambridge and University of Marseille.

Nigel J. Robinson has been a member of our audit commission since July 2001. Mr. Robinson currently serves as the Director of Corporate Development, Finance and Control of Alfa Group, a position that he has held since January 2000. Mr. Robinson is responsible for overseeing the financial control and corporate governance structures of Alfa Group’s holding company and its subsidiary structures. Mr. Robinson serves on the supervisory boards of the Consortium Alfa Group, Alfa Eco Group and Alfa Telecom. He also is a member of the advisory committee of venture fund “Russian Technologies” and Altimo. Prior to joining Alfa Group, Mr. Robinson spent six years with Price Waterhouse (now PricewaterhouseCoopers) in the firm’s audit and business advisory group, four of which were in the firm’s Moscow office and two years as a senior manager responsible in the firm’s St. Petersburg office. Mr. Robinson trained and qualified as a Chartered Accountant with Touche Ross, London, U.K., and is a member of the Institute of Chartered Accountants in England and Wales. Mr. Robinson received a diploma in accounting from Norwich City College of Further and Higher Education in the United Kingdom.

Compensation

We paid our directors, senior managers and audit commission members an aggregate of approximately US$13.9 million for services provided during 2007, excluding approximately US$88.1 million in stock based-compensation award payments. On June 23, 2006, our shareholders approved a new compensation arrangement for our directors to account for their increased responsibilities due to corporate governance legislative reforms in the United States. Specifically, each unaffiliated director currently receives an annual retainer of US$100,000. Each affiliated director receives an annual retainer of US$40,000 per year. The chairman of the board of directors receives an annual retainer of US$250,000. In addition, each director who serves as head of any of the official committees of our board of directors receives additional annual compensation of US$25,000 per committee headed. All of our directors are reimbursed for expenses incurred in connection with service as a member of our board of directors.

In addition, directors who are not employees may participate in a phantom stock plan, pursuant to which they each receive up to a maximum of 90,000 phantom ADSs per year. The number of phantom ADSs to be granted to each director is set by the board of directors. The phantom ADSs, which do not involve actual ADSs or shares of common stock, may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the board of directors may redeem such phantom ADSs related to their previous period of services at any time from the date of his or her re-election to the date he or she is no longer a director. A director, upon redemption of a phantom ADS, will receive, for each phantom ADS, cash in an amount equal to:

•	the amount that the average closing price of one of our ADSs quoted on the NYSE for the three-month period immediately prior to the date of redemption, exceeds

•

the closing price of one of our ADSs quoted on the NYSE on the date preceding the grant date of the phantom ADS; provided, however, that the amount paid to a director upon redemption may not exceed US$0.67 per ADS per year for each one-year term served by the director.

On April 16, 2008, our board of directors recommended that our shareholders approve a proposal at our next annual general shareholders meeting, scheduled for June 9, 2008, to decrease the maximum number of phantom ADSs granted to each director who is not an employee from 90,000 phantom ADSs to 20,000 phantom ADSs, with an additional 10,000 phantom ADSs granted to the chairman of the board of directors and 10,000 phantom ADSs granted to each director for serving as head of any official committee of the board of directors, provided that the amount paid to a director upon redemption may not exceed US$3.00 per ADS per year for each one-year term served by the director.

As of December 31, 2007, an aggregate of 2,310,000 phantom ADSs had been granted to our directors under our phantom stock plans, of which 1,500,000 are currently redeemable or are redeemable within 60 days of March 31, 2008.

The board of directors has determined the following definitions of “affiliated” and “unaffiliated” directors:

•

an “unaffiliated” director is any member of the board who is not an employee, officer, director or other affiliate (but who may be a consultant and/or former employee) of any shareholder that owns over 25.0% of our voting shares, any controlling person of such shareholder or any controlled affiliate of such controlling person, as determined on the date of the shareholders meeting at which such person is elected a member of the board of directors.

•	an “affiliated” director is any director that does not fall into the category of an unaffiliated director.

Our senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom ADSs in an amount approved by our compensation committee. Our board of directors determines the aggregate amount of phantom ADSs that may be granted to our senior managers in each calendar year. In 2003, 2004, 2006 and 2007, the board of directors authorized the grant of 2,250,000, 2,250,000, 1,300,000 and 2,575,000 phantom ADSs, respectively, to our senior managers. No additional phantom ADSs were authorized to be granted in 2005. The phantom ADSs granted to senior managers in 2003 and 2004 were entirely exercised in 2006 for an aggregate payment by the company of US$0.8 million. The phantom ADSs granted to senior managers in 2006 were exercised in 2007 for an aggregate payment by the company of US$35.5 million. As of December 31, 2007, an aggregate of 2,575,000 phantom ADSs were outstanding, of which 650,000 are currently redeemable or are redeemable within 60 days of March 31, 2008. The 2,575,000 phantom ADSs granted in 2007 generally have a term of two years and each phantom ADS may be redeemed for cash in the amount equal to the difference between US$44.98 and the closing price of one of our ADSs quoted on the NYSE on the date preceding the date of redemption.

Our senior managers and members of our audit commission are also eligible to participate in our 2000 stock option plan, as amended. For more information on our stock option plan, please see “—Share Ownership—2000 Stock Option Plan” below.

On June 23, 2006, our shareholders approved a new compensation arrangement for our audit commission members. The chairman of our audit commission receives an annual retainer of US$100,000 and each other member of our audit commission receives an annual retainer of US$40,000. Each of the members of our audit commission is reimbursed for expenses incurred in connection with service as a member of our audit commission.

We have entered into indemnification agreements with each of our directors, senior managers and members of our audit commission pursuant to which we have agreed to indemnify each of them for all losses, subject to certain limited conditions, incurred in connection with claims, suits or proceedings arising out of his or her performance of his or her duties as a director, senior manager or member of our audit commission.

We have obtained insurance on behalf of our senior managers, directors and members of our audit commission for liability arising out of their actions in their capacity as a senior manager, director or member of our audit commission.

We do not have any pension, retirement or similar benefit plans available to our directors, senior managers or audit commission members.

To our knowledge, as of March 31, 2008, other than Mikhail Fridman, none of our directors or senior managers beneficially owned more than 1.0% of any class of our capital stock. To our knowledge, Mr. Fridman has an indirect economic benefit in our shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for account of Eco Telecom Limited. See the section of this Form 6-K entitled “Major Shareholders.”

Board Practices

The supreme governing body of our company is the General Meeting of Shareholders which is empowered to decide on the issues expressly set forth in the Russian Federal Law on Joint Stock Companies and our charter, including election of the board of directors.

Our board of directors currently consists of nine persons, four of whom were nominated by Alfa Group, four of whom were nominated by Telenor, and one of whom was nominated by certain holders of our ordinary shares and ADSs. The members of our current board of directors were elected at the June 29, 2007 annual general meeting of our shareholders and will serve until our next annual general meeting of shareholders unless the board in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

We have not entered into any service contracts with any of our current directors providing for benefits upon termination of service.

Our board of directors maintains a finance committee comprising three members of the board of directors. The finance committee reviews financial transactions, policies, strategies and the capital structure of VimpelCom and its direct and indirect subsidiaries. Our board of directors also maintains a compensation committee comprising three members of the board of directors. Our compensation committee advises the board on the adoption of plans to ensure effective management of our company, effective succession planning for the Chief Executive Officer and members of senior management. Our board of directors maintains a corporate governance committee comprising four members of the board of directors. The corporate governance committee develops and recommends guidelines on corporate governance to the board, advises the board on matters relating to shareholder relations and nominates candidates for membership of the board in the event that shareholders do not nominate a sufficient number.

We are required under Russian law and our charter to maintain an audit commission. Our audit commission assists our company with oversight responsibility and reviews our financial reports, our systems of internal controls and our auditing, accounting and financial reporting processes. Under Russian law and our charter, a member of our audit commission may not simultaneously serve as a member of our board of directors or hold a management position in our company. Our audit commission currently comprises three members, one of whom was nominated by Alfa Group and two of whom were nominated by Telenor. The current members of our audit commission were elected at the June 29, 2007 annual general meeting of our shareholders and are expected to serve until our next annual general meeting of shareholders unless the audit commission in its entirety is terminated prior to the expiration of its term upon a decision of our shareholders.

Our management committee, which is chaired by our Chief Executive Officer and General Director, is an advisory body that assists the Chief Executive Officer and General Director with the management of our day-to-day activities. The management committee comprises certain key members of our senior management. Recommendations of the management committee remain subject to the approval or veto of our Chief Executive Officer and General Director.

Share Ownership

2000 Stock Option Plan

On December 20, 2000, our board of directors adopted a stock option plan in order to grant options to certain of our and our subsidiaries’ affiliates, officers, employees, directors and consultants to acquire shares of common stock of our company. Options are granted by VC ESOP N.V., an indirect wholly owned subsidiary of our company. Our stock option plan is administered by a committee appointed by the board of directors of VC ESOP N.V., which committee determines to whom options are granted under the plan, the number of options that are granted and the terms and conditions of option grants, including the exercise price per share. The committee appointed to administer our stock option plan is comprised of the three directors who currently sit on the compensation committee of our board.

We amended and restated our stock option plan in December 2003 and have since adopted four amendments to the plan. On April 22, 2005, our board of directors approved Amendment No. 1 to the plan in order to, among other things, increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the term of the plan until December 31, 2015. On April 7, 2006, our board of directors approved Amendment No. 2 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 450,000 to 650,000 and to clarify that any shares retransferred to VC ESOP under the cashless exercise procedure pursuant to the plan would again become available for future grant under the plan. On May 24, 2006, our board of directors approved Amendment No. 3 to the plan in order to clarify the extent to which shares underlying options exercised pursuant to the cashless exercise procedure may again become available for future grant under the plan. On December 14, 2006, our board approved Amendment No. 4 to the plan in order to increase the maximum aggregate number of shares authorized under the plan from 650,000 to 1,050,000. As of December 31, 2007, options to acquire approximately 459,825 shares of our common stock were outstanding, of which options in respect of approximately 187,325 shares of our common stock are currently exercisable or are exercisable within 60 days of the date of March 31, 2008.

The exercise prices of the approximately 459,825 shares underlying options outstanding as of December 31, 2007 ranged from US$136.89 (US$6.85 per ADS) per share to US$540.80 per share (US$27.04 per ADS). The options granted generally vest at varying rates over a two-year period and vesting periods for certain employees will be accelerated if certain events specified in the stock option plan occur. The approximately 459,825 shares underlying currently exercisable options outstanding as of December 31, 2007 are exercisable until dates ranging from the present date to September 2011.

If a plan participant ceases to be an employee of our company or any of our affiliates (other than due to death or disability or for cause) or ceases to otherwise be eligible to participate in the plan, the individual will have the right to exercise vested options until the earlier of 45 days after the date of termination of employment and date of expiration of his option agreement. In case of death or permanent disability of a plan participant, his or her beneficiaries will automatically acquire the right to exercise those options that have vested prior to the plan participant’s death or permanent disability for the earlier of (i) 190 days and 90 days in the event of death and permanent disability, respectively, and (ii) December 31, 2015. If a plan participant ceases to be an employee of our company or any of our affiliates for cause, then the right to exercise options will terminate immediately unless waived by the stock option committee discussed above.

Share Repurchase Programs

In connection with Amendment No. 1 to our stock option plan, our board of directors approved the establishment of a repurchase program, or the 2005 Repurchase Program, under which VC ESOP N.V. repurchased in the open market and in privately negotiated transactions 2,710,160 ADSs, which is equivalent to 135,508 shares of our common stock. The ADSs were repurchased between April 15, 2005 and June 9, 2005 at an average price of US$6.78 per ADS, for a total aggregate consideration of approximately US$18.4 million. In connection with Amendment No. 2 to our stock option plan, our board of directors approved the establishment of a second repurchase program, or the 2006 Repurchase Program, under which VC ESOP repurchased in the open market and in privately negotiated transactions 4,000,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between April 27, 2006 and May 12, 2006 at an average price of US$9.63, for a total aggregate consideration of approximately US$38.5 million. To effectuate those repurchase programs, our board of directors approved written plans for the repurchase of any or all of the ADSs on an automatic basis in compliance with our company’s insider trading policy, Rule 10b5-1 under the Exchange Act and other applicable securities laws. Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods.

In connection with Amendment No. 4 to our stock option plan, our board of directors approved the establishment of a third repurchase program, or the 2007-2008 Repurchase Program, under which our board of directors authorized VC ESOP to repurchase up to 8,000,000 ADSs, which is equivalent to 400,000 shares of our common stock, through December 31, 2008.We established a systematic purchasing plan under Rule 10b5-1 under the Exchange Act under which VC ESOP repurchased in the open market and in privately negotiated transactions 4,000,000 ADSs, which is equivalent to 200,000 shares of our common stock. The ADSs were repurchased between May 1, 2007 and May 8, 2007 at an average price of US$20.26 per ADS, for a total aggregate consideration of US$81.0 million. We also intend to establish a similar repurchase plan in 2008 to facilitate repurchases of up to an additional 4,000,000 ADSs, which is equivalent to up to 200,000 shares of our common stock, under the 2007-2008 Repurchase Program.

The 2005 Repurchase Program, 2006 Repurchase Program and 2007-2008 Repurchase Program were established in order to allow for additional stock option grants under our stock option plan.

MAJOR SHAREHOLDERS

The following table sets forth, as of March 31, 2008, information regarding those shareholders of our company that we have ascertained from recent public filings beneficially own 5.0% or more of either class of our capital stock. As of March 31, 2008, we had 51,281,022 issued and outstanding shares of common stock and 6,426,600 issued and outstanding shares of preferred stock. Neither of our major shareholders has different voting rights.

Shareholder	Number of Common Shares	Percent of Common Stock	Number of Preferred Shares	Percent of Voting Stock
Telenor East Invest AS(1)	17,254,579	33.6%	—	29.9%
Eco Telecom Limited(2)	18,964,799	37.0%	6,426,600	44.0%

(1)	As reported on Schedule 13D, Amendment No. 46, filed on January 28, 2008, by Telenor East Invest AS with the SEC. As reported on Amendment No. 41, Telenor East Invest AS is a direct wholly owned subsidiary of Telenor Mobile Holding AS and an indirect wholly owned subsidiary of Telenor ASA, and, as a result, Telenor Mobile Holding AS and/or Telenor ASA may be deemed to be indirect beneficial owners of the shares held for the account of Telenor East Invest AS. Telenor East Invest AS has been granted registration rights with respect to the shares of common stock held by it.
(2)	As reported on Schedule 13D, Amendment No. 34, filed on November 14, 2007, by Eco Telecom Limited, part of the Alfa Group of companies, with the SEC. As reported on Amendment No. 34, Altimo Holdings and Investments Limited is the sole shareholder of Eco Telecom Limited, CTF Holdings Limited indirectly owns a majority of the shares of Altimo Holdings and Investments, and Crown Finance Foundation is the sole shareholder of CTF Holdings Limited, and, as a result, each of Altimo Holdings and Investments, CTF Holdings Limited, and Crown Finance Foundation may be deemed to be the beneficial owner of the shares held for the account of Eco Telecom Limited. In addition, based upon information provided to us by Alfa Group, our director, Mikhail Fridman, and Mr. German Khan and Mr. Alexei Kuzmichov, each has an indirect economic benefit in the shares held for the account of Eco Telecom Limited and, thus, may be considered under the definition of “beneficial owner” for purposes of SEC Form 20-F only as a beneficial owner of the shares held for the account of Eco Telecom Limited. Each share of our preferred stock is entitled to one vote. Eco Telecom Limited has been granted registration rights with respect to the shares of common stock held by it.

Please see the section of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—A disposition by one or both of our strategic shareholders of their respective stakes in our company could materially harm our business.”

Between September 2006 and June 2007, Eco Telecom Limited publicly reported in its amendments to Schedule 13D that it completed various purchases of our ADSs through open-market, brokered and share forward transactions pursuant to which it purchased our ADSs and that its affiliate has entered into a swap agreement pursuant to which it purchased our ADSs. Eco Telecom Limited has reported that as a result of these transactions, its beneficial ownership interest in our company has increased from 12,563,782 shares to 18,964,799 shares of our common stock, which, together with the 6,426,600 shares of our preferred stock that it previously owned, represent an aggregate of 44.0001% of the voting stock of our company. Eco Telecom Limited reported in its amendments to Schedule 13D that it increased its ownership of our company’s shares of common stock in order to increase its influence over the corporate actions to be taken by our company but it may, from time to time, and reserves the right to, change its plans or intentions and take any and all actions that it deems appropriate to maximize the value of its investment in our company.

On March 13, 2007, Alfa Group disclosed that it has pledged 9,349,999 of our common shares, or the Pledged Shares, to an affiliate of Deutsche Bank AG, as security for US$1.5 billion of bonds issued by Eco Telecom Limited, and deposited 76,045,670 of our ADSs (15,209,134 ADSs at the time, prior to our ADS ratio increase), an additional 3,213,783 of our common shares and 6,426,600 of our preferred shares, referred to collectively as the Escrowed Shares, with The Bank of New York, as escrow agent. On November 14, 2007, Alfa Group disclosed that it has pledged the Escrowed Shares and an additional 51,974,655 of our ADSs, referred to collectively as the Collateral Shares, to Equity Trust Services (UK) Limited, as collateral agent, as security for US$500.0 million of bonds issued by Eco Telecom Limited. The Collateral Shares have been removed from the escrow account with The Bank of New York and deposited into a collateral account with The Bank of New York. According to its disclosure, Eco Telecom Limited will be entitled to exercise all voting and other rights attaching to the Pledged Shares and the Collateral Shares, unless an early maturity has occurred or an event of default (each as set forth in the agreement governing the Pledged Shares) has occurred and is continuing.

On May 11, 2007, Telenor East Invest AS publicly reported in its amendment to Schedule 13D that it purchased our ADSs pursuant to a swap agreement. Telenor East Invest AS reported that as a result of this transaction its beneficial ownership interest in our company increased from 15,337,854 shares to 17,254,579 shares of our common stock, which represents an aggregate of 29.9% of the voting stock of our company.

Telenor East Invest AS reported in its amendment to Schedule 13D that it increased its ownership of our company’s shares of common stock in order, among other things, to increase the likelihood that three or more of its five nominees to our board of directors would be elected at our June 29, 2007 annual general meeting of shareholders, but that it may, from time to time, and reserves the right to, change its plans or intentions and take any and all actions that it deems appropriate to maximize the value of its investment in our company.

Based on the holdings of our common stock at December 31, 2007, we estimate that approximately 44.8% of our common stock was held in the United States by The Bank of New York, as depositary on behalf of approximately 63,372 holders of our ADSs.

CERTAIN TRANSACTIONS

Certain Agreements with Alfa Group and Telenor

Registration Rights

Alfa Group, Telenor and our company entered into a registration rights agreement on May 30, 2001, which provides Alfa Group and Telenor with demand and piggyback registration rights with respect to our ADSs and shares of our common stock, but not with respect to any warrants or other securities convertible into or exchangeable for our common stock. Demand and piggyback registration rights may be assigned to permitted transferees and other persons who hold, in the aggregate, at least 25.0% plus one share of our voting capital stock.

Pursuant to the demand registration right, if we receive a written request from Alfa Group or Telenor to effect a registration of ADSs and/or shares of our common stock under the Securities Act the anticipated aggregate offering price of which exceeds US$20.0 million, we will (subject to certain exceptions), as soon as practicable after receipt of the demand, use our best efforts to effect a registration covering these securities. The registration rights agreement also provides that we will not, without the prior written consent of Alfa Group and Telenor, include any of our securities, or the securities of any other person, in any such registration.

Pursuant to the piggyback registration right, if we register any of our securities in connection with an underwritten offering and sale for cash, either for our own account or the account of another one of our shareholders exercising its demand registration right, then we will (subject to certain exceptions) include any ADSs and/or shares of our common stock that Alfa Group and/or Telenor requests to be included in that registration. Any single request made by Alfa Group or Telenor pursuant to its piggyback registration right may not exceed an aggregate of 50.0% of the ADSs or our common stock that it owns at the time of such request, unless it holds less than 7.5% of our issued and outstanding common stock at such time. The piggyback registration right, however, is conditioned on Alfa Group or Telenor, as the case may be, owning or controlling at least 5.0% of our issued and outstanding common stock.

In addition, the rights and obligations of Alfa Group and Telenor, respectively, under the registration rights agreement (other than indemnification rights and obligations) will terminate on the date that such shareholder owns less than 5.0% of our issued and outstanding common stock.

Restrictions on Share Transfers; Non-Competition Agreement

In connection with agreements signed on May 30, 2001, Alfa Group and Telenor agreed to certain transfer restrictions regarding shares of our company. These restrictions include a prohibition on transfers to direct competitors of our company.

In addition, subject to certain exceptions, Telenor and Alfa Group have agreed not to, and have agreed not to permit any of their respective controlled affiliates to, engage in wireless mobile telecommunications businesses in Russia or own or control, directly or indirectly, more than 5.0% of the voting capital stock of any person or company engaged in a wireless mobile telecommunication business in Russia, other than VimpelCom and our controlled subsidiaries and investments held prior to May 30, 2001. These restrictions apply to Telenor and Alfa Group so long as they own at least 25.0% plus one share of VimpelCom’s voting capital stock.

In August 2003, our board of directors approved the granting of consent by our company to Alfa Group’s purchase of an indirect 25.1% equity stake in the Russian cellular operator, MegaFon.

Agreements with Telenor

In October 2003, we entered into a service obligation agreement with a subsidiary of Telenor that requires Telenor to provide us services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel and other services. This agreement expired in September 2005 and was replaced, with effect from September 2005, by two new agreements, a general agreement for the provision of personnel services and a general services agreement, both of which were approved by our board of directors on February 3, 2006. The general agreement for the provision of personnel services expired on December 1, 2007 and was not renewed. The general services agreement was extended for a new period until December 1, 2008. Under the general agreement for the provision of personnel services, Telenor assigned certain of its personnel to us or our affiliates at our request. The fees payable were stated in offers issued by Telenor in response to our requests for personnel. The fees varied depending on the number, experience and specialization of the personnel provided under the agreement. In 2007, we made no payments to Telenor under this agreement.

Under the general services agreement, Telenor renders to us or our affiliates services related to telecommunication operations, including management advisory services, training, technical assistance and network maintenance, industry information research and consulting, implementation support for special projects and other services as mutually agreed by Telenor and our company. We pay Telenor an annual fee of US$0.5 million for the services. In addition, in the event that Telenor’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Telenor an additional service fee equal to the U.S. dollar equivalent of 8,000 Norwegian krones per person for each day of work performed on the engagement. In 2007, we paid Telenor approximately US$0.5 million under this agreement. This agreement expires on December 1, 2008.

Agreements with Alfa Group

Service Obligation Agreement

In July 2006, we entered into a service obligation agreement with a subsidiary of Alfa Group that requires Alfa Group to provide us with services related to telecommunications operations, including management advisory services, technical assistance and maintenance of network systems and equipment, industry information research and consulting, training of personnel, support of implementation of certain projects, assignment of qualified personnel and other services. The annual fee for the services is the equivalent of US$0.5 million (paid in Russian rubles). The agreement specifies the rights and obligations of the parties to any intellectual property developed in connection with the agreement. In addition, in the event that Alfa Group’s personnel participate in any long-term engagements (defined as engagements lasting longer than five days) we must pay to Alfa Group an additional service fee equal to the U.S. dollar equivalent of 27,000 Russian rubles per person for each day of work performed on the engagement. In 2007, we paid Alfa Group approximately US$1.8 million under this agreement. This agreement expires on December 1, 2008.

Acquisition of URS

On November 10, 2005, we acquired a 100.0% interest in URS from Karino Trading Limited, a British Virgin Islands limited liability company, and the following Cyprus limited liability companies: Grovepoint Trading Limited, Denistron Enterprises Limited, Casburt Traders & Investors Limited and Agartek Investments Limited. We paid a total cash purchase price of US$231.2 million and assumed approximately US$23.5 million in debt. One of the members of our board of directors, Pavel Kulikov, was on the board of directors of Karino Trading Limited at the time of the acquisition. Our acquisition of URS is currently being challenged by Telenor. For a discussion of some of the risks associated with our acquisition of URS, please see the sections of this Form 6-K entitled “Risk Factors—Risks Related to Our Business—We have a limited non-compete agreement with our strategic shareholders and our strategic shareholders may pursue different development strategies from us and one another in Russia, the CIS or other regions, which may hinder our company’s ability to expand and/or compete in such regions and may lead to a further deterioration in the relationship between our two strategic shareholders,” “Risk Factors—Risks Related to Our Business—Our acquisition of URS is being challenged by Telenor and may be further challenged by Telenor or other parties in the future” and “Risk Factors—The Telenor Nominees have alleged possible conflicts of interest arising from possible business relationships between the Alfa Group Nominees and the sellers of URS.”

Acquisition of Buztel

On January 18, 2006, we acquired 100.0% of the outstanding shares of Buztel for a purchase price of US$60.0 million plus the assumption of approximately US$2.4 million in debt. Prior to our acquisition, Buztel was owned by an affiliate of Altimo (previously known as Alfa Telecom Limited), a Moscow-based telecom investment company and member of Alfa Group. On July 24, 2006, Buztel merged with Unitel.

Alfa Bank

We maintain some of our bank accounts at Alfa Bank, which is part of the Alfa Group. From time to time, we also place time deposits with Alfa Bank. Under the terms of our board of directors’ approval, there is a US$50.0 million limit on the amount of our deposits that may be held at Alfa Bank. As of December 31, 2007, we had balances in deposit accounts at Alfa Bank of approximately US$48.9 million.

In addition, we currently have an agreement with Alfa Bank that allows them to send SMSs to our subscribers who also are clients of Alfa Bank. Alfa Bank and other entities within the Alfa Group are corporate clients of our company.

Alfa Strakhovaniye

Since February 2007, property and equipment and certain construction risks of VimpelCom and some of our subsidiaries have been covered by an insurance policy from Alfa Strakhovaniye. Approximately 60.0% of the coverage has been reinsured by Alfa Strakhovaniye with a third party.

On November 20, 2007, we entered into the General Agreement on Cargo Insurance with Alfa Strakhovaniye. The amount of the agreement is approximately US$300,000.0 per year (excluding VAT) and the term of the term of the agreement is up to one year with the possibility of automatic renewal.

Agreements with Golden Telecom

At the time of our acquisition of 100.0% of the common stock of Golden Telecom in February 2008, Alfa Group and Telenor reportedly owned approximately 26.6% and 18.3%, respectively, of the common stock of Golden Telecom. The material commercial and strategic agreements between us and Golden Telecom and its subsidiaries since 2005 are described below.

Commercial Agreements with Sovintel

Historically, our company and EDN Sovintel LLC, or Sovintel, a wholly-owned subsidiary of Golden Telecom, entered into commercial agreements in the ordinary course of business, including agreements for the provision of services for interconnect, traffic transit,WiFi roaming, common construction of an inter-city fiber optic link in the regions of Russia, and the right to use certain federal telephone numbers and certain services associated with such use. In 2007, 2006 and 2005, we paid Sovintel approximately US$58.2 million, US$22.0 million and US$24.0, respectively, under these agreements. In 2007 and 2006, Sovintel paid VimpelCom approximately $29.9 million and US$19.7 million, respectively under these agreements.

In December 2006, we entered into agreements with Sovintel for access to services for local, intertoll and international telephone communications. The term of these agreements is five years and the total amount to be paid by us to Sovintel during the term of these agreements is approximately US$51.1 million.

Disposal of Sakhalin Telecom

On September 22, 2005, we completed the sale of our 60.0% ownership interest in Sakhalin Telecom, a fixed line alternative operator in the Far East super-region, to Sovintel for a purchase price of approximately US$5.0 million.

Acquisition of Golden Telecom

On December 21, 2007, two of our subsidiaries and Golden Telecom signed a definitive merger agreement pursuant to which an indirect wholly-owned subsidiary of our company commenced a tender offer on January 18, 2008, to acquire 100.0% of the outstanding shares of Golden Telecom’s common stock at a price of $105.0 per share in cash. The initial tender offer period and subsequent tender offer period closed on February 26, 2008 with 94.4% of the outstanding shares of Golden Telecom’s common stock being tendered. On February 28, 2008, our indirect wholly-owned subsidiary was merged with and into Golden Telecom and Golden Telecom became our indirect wholly-owned subsidiary. The total purchase price for 100.0% of the shares of Golden Telecom was US$4,315.2 million. For information about the risks relating to this transaction, please see “Risk Factors— Risks Related to Our Business—We may not realize the anticipated benefits from acquisitions and we may assume unexpected or unforeseen liabilities and obligations or incur greater than expected liabilities in connection with acquisitions” and “Risk Factors—Risks Related to Our Business—The benefits of our business strategy may not materialize if we are unable to successfully integrate Golden Telecom and develop our combined business and if the assumptions underlying our strategy prove to be incorrect.”

Consulting Services Agreements with Members of our Board of Directors

In September 2005, our company entered into agreements with Jo Lunder, a member of our board of directors, and David Haines, the chairman of our board of directors, for consulting services to our company. Messrs. Lunder and Haines were paid annual consulting fees of US$0.14 million and US$0.16 million, respectively, for their services during the effectiveness of their agreements. These consulting services agreements were terminated in June 2006.

Agreements with Firma Kurier

We purchased bill delivery services from our affiliate Firma Kurier in the amount of US$2.5 million, US$2.3 million and US$2.3 million in 2007, 2006 and 2005, respectively.

Agreements with CSI Loyalty Partners Limited

We provided our affiliate CSI Loyalty Partners Limited maintenance and support services in the amount of US$0.5 million and US$0.1 million in 2007 and 2006, respectively. Additionally, CSI Loyalty Partners provides subscriber loyalty programs to our company and we paid commission for these services in the amounts of US$5.5 million and US$2.1 million in 2007 and 2006, respectively.

Loans to Employees

In the past, we have provided loans to some of our employees, including certain of our senior managers, in order for them to make house or apartment purchases. As of December 31, 2007, we had approximately US$6,000.0 of employee loans outstanding.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Financial Statements

Years ended December 31, 2007, 2006 and 2005

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

Open Joint Stock Company “Vimpel-Communications”

We have audited the accompanying consolidated balance sheets of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”) as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders’ equity and accumulated other comprehensive income and cash flows for each of the three years in the period ended December 31, 2007. These consolidated financial statements are the responsibility of VimpelCom’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of VimpelCom at December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2007, VimpelCom adopted Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109. As discussed in Note 2 to the consolidated financial statements, in 2006 VimpelCom also adopted the provisions of the Financial Accounting Standards Board’s Statement No. 123R, Share-Based Payments.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), VimpelCom’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 5, 2008, expressed an unqualified opinion thereon.

March 5, 2008

Moscow, Russia

Open Joint Stock Company “Vimpel-Communications”

Consolidated Balance Sheets

	December 31,
	2007	2006
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents (Note 4)	$1,003,711	$344,494
Trade accounts receivable, net of allowance for doubtful accounts of US$49,104 in 2007 and US$39,483 in 2006 (Note 13)	281,396	311,991
Inventory	58,838	52,368
Deferred income taxes (Note 12)	98,407	115,379
Input value added tax	112,273	140,551
Other current assets (Note 9)	172,292	159,773

Total current assets	1,726,917	1,124,556

Property and equipment, net (Note 6)	5,497,819	4,615,675
Telecommunications licenses and allocations of frequencies, net (Note 7)	915,211	924,809
Goodwill (Note 7)	1,039,816	775,223
Other intangible assets, net (Note 7)	262,502	257,917
Software, net (Note 8)	622,815	547,902
Other non-current assets (Note 9)	503,804	190,464

Total assets	$10,568,884	$8,436,546

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$700,589	$671,953
Due to employees	81,118	44,513
Accrued liabilities (Note 9)	186,114	96,058
Taxes payable	81,757	60,974
Customer advances, net of VAT	386,883	282,588
Customer deposits	36,728	31,787
Bank loans and other debt, current portion (Note 10)	526,512	424,103

Total current liabilities	1,999,701	1,611,976

Deferred income taxes (Note 12)	576,276	528,025
Bank loans, less current portion (Note 10)	2,240,097	2,065,329
Other non-current liabilities	52,614	30,447

Commitments, Contingencies and Uncertainties (Note 18)	—	—

Minority interest	288,410	257,859

Shareholders’ equity (Note 11):
Convertible voting preferred stock (.005 roubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 roubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2006: 51,281,022); 50,776,840 shares outstanding (December 31, 2006: 50,876,727)	92	92
Additional paid-in capital	1,413,403	1,382,522
Retained earnings	3,327,716	2,195,713
Accumulated other comprehensive income	801,243	423,088
Treasury stock, at cost, 504,182 shares of common stock (December 31, 2006: 404,295)	(130,668)	(58,505)

Total shareholders’ equity	5,411,786	3,942,910

Total liabilities and shareholders’ equity	$10,568,884	$8,436,546

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Income

	Years ended December 31,
	2007	2006	2005
	(In thousands of US dollars, except per share (ADR) amounts)
Operating revenues:
Service revenues	$7,161,833	$4,847,661	$3,175,221
Sales of handsets and accessories	6,519	19,265	30,478
Other revenues	6,528	2,931	5,419

Total operating revenues	7,174,880	4,869,857	3,211,118

Revenue based tax	(3,782)	(1,879)	—

Net operating revenues	7,171,098	4,867,978	3,211,118

Operating expenses:
Service costs	1,309,287	872,388	514,124
Cost of handsets and accessories	5,827	18,344	28,294
Selling, general and administrative expenses	2,206,322	1,503,615	1,085,807
Depreciation	1,171,834	874,618	451,152
Amortization	218,719	179,846	142,126
Provision for doubtful accounts	52,919	21,848	11,583

Total operating expenses	4,964,908	3,470,659	2,233,086

Operating income	2,206,190	1,397,319	978,032

Other income and expenses:
Interest income	33,021	15,471	8,658
Net foreign exchange gain	72,955	24,596	7,041
Interest expense	(194,839)	(186,404)	(147,448)
Other income (expenses)	3,029	(38,844)	(5,853)

Total other income and expenses	(85,834)	(185,181)	(137,602)

Income before income taxes, minority interest and cumulative effect of change in accounting principle	2,120,356	1,212,138	840,430

Income tax expense (Note 12)	593,928	390,663	221,901
Minority interest in earnings (losses) of subsidiaries, before cumulative effect of change in accounting principle	63,722	8,104	3,398

Income before cumulative effect of change in accounting principle	1,462,706	813,371	615,131

Cumulative effect of change in accounting principle (Note 2)	—	(1,882)	—

Net income	$1,462,706	$811,489	$615,131

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Income

(continued)

Basic EPS:
Income before cumulative effect of change in accounting principle	$28.78	$15.98	$12.05
Cumulative effect of changes in accounting principle	—	0.04	—

Net income per common share	28.78	15.94	12.05

Weighted average common shares outstanding	50,818	50,911	51,066

Income before cumulative effect of change in accounting principle per ADR equivalent (Note 15)	$1.44	$0.80	$0.60
Cumulative effect of changes in accounting principle	—	—	—

Net income per ADR equivalent (Note 15)	1.44	0.80	0.60

Diluted EPS:
Income before cumulative effect of change in accounting principle	$28.78	$15.97	$12.04
Cumulative effect of changes in accounting principle	—	0.04	—

Net income per common share	28.78	15.93	12.04

Weighted average diluted shares (Note 15)	50,818	50,947	51,085

Income before cumulative effect of change in accounting principle per ADR equivalent (Note 15)	$1.44	$0.79	$0.60
Cumulative effect of changes in accounting principle	—	—	—

Net income per ADR equivalent (Note 15)	1.44	0.79	0.60

Dividends per share	$6.47	—	—
Dividends per ADR equivalent (Note 11)	0.32	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Shareholders’ Equity and

Accumulated Other Comprehensive Income

Years ended December 31, 2007, 2006 and 2005

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury	Total
	Shares	Amount	Capital	Earnings	Income	Stock
	(In thousands of US dollars, except shares)
Balances at December 31, 2004	51,281,022	92	1,365,978	769,093	25,212	(3,242)	2,157,133
Sale of treasury stock – 33,048 shares	—	—	4,676	—	—	659	5,335
Purchase of treasury stock – 135,508 shares	—	—	—	—	—	(18,374)	(18,374)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	(18,676)	—	(18,676)
Net income	—	—	—	615,131	—	—	615,131

Total accumulated comprehensive income	—	—	—	615,131	(18,676)	—	596,455

Balances at December 31, 2005	51,281,022	92	1,370,654	1,384,224	6,536	(20,957)	2,740,549

Sale of treasury stock – 49,407 shares	—	—	11,868	—	—	987	12,855
Purchase of treasury stock – 200,000 shares	—	—	—	—	—	(38,535)	(38,535)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	110,852	—	110,852
Change in functional currency (Note 2)	—	—	—	—	305,700	—	305,700
Net income	—	—	—	811,489	—	–811,489

Total accumulated comprehensive income	—	—	—	811,489	416,552	—	1,228,041

Balances at December 31, 2006	51,281,022	92	1,382,522	2,195,713	423,088	(58,505)	3,942,910

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Shareholders’ Equity and

Accumulated Other Comprehensive Income

Years ended December 31, 2007, 2006 and 2005 (continued)

	Common Stock		Additional Paid-in	Retained	Accumulated Other Comprehensive	Treasury
	Shares	Amount	Capital	Earnings	Income	Stock	Total
	(In thousands of US dollars, except shares)
Sale of treasury stock –78,539 shares	—	—	30,881	—	—	8,906	39,787
Purchase of treasury stock – 20,000 shares	—	—	—	—	—	(81,069)	(81,069)
Comprehensive income:
Foreign currency translation adjustment	—	—	—	—	378,155	—	378,155
Dividends declared	—	—	—	(326,595)	—	—	326,595
Adoption of FIN 48 (Note 12)	—	—	—	(4,108)	—	—	(4,108)
Net income	—	—	—	1,462,706	—	—	1,462,706

Total accumulated comprehensive income	—	—	—	1,462,706	378,155	—	1,840,861

Balances at December 31, 2007	51,281,022	92	1,413,403	3,327,716	801,243	(130,668)	5,411,786

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Cash Flows

	Years ended December 31,
	2007	2006	2005
	(In thousands of US dollars)
Operating activities

Net income	$1,462,706	$811,489	$615,131
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,171,834	874,618	451,152
Amortization	218,719	179,846	142,126
Provision for deferred taxes	32,858	60,143	4,582
Gain on foreign currency translation	(72,955)	(24,596)	(7,041)
Provision for doubtful accounts	52,919	21,848	11,583
Stock-based compensation expense	171,242	44,317	6,037
Minority interest in earnings (losses) of subsidiaries	63,722	8,104	3,398
Other adjustments	—	937	3,370
Changes in operating assets and liabilities:
Trade accounts receivable	(333)	(148,321)	(32,734)
Inventory	(3,021)	15,432	(22,010)
Input value added tax	45,383	67,337	3,921
Other current assets	(351)	(103,377)	(7,975)
Accounts payable	(157,901)	211,735	47,369
Customer advances and deposits	85,135	(21,236)	37,805
Taxes payable and accrued liabilities	(32,267)	(27,008)	36,204

Net cash provided by operating activities	3,037,690	1,971,268	1,292,918

Investing activities
Purchases of property and equipment	(1,238,305)	(1,265,549)	(1,178,470)
Purchases of intangible assets	(73,814)	(31,408)	(16,453)
Proceeds from sale of property and equipment	—	—	52,578
Acquisition of subsidiaries, net of cash acquired	(301,355)	(679,765)	(308,065)
Escrow cash deposit	(200,170)	—	—
Short-term investments	(42,356)	—	—
Sale of shares in subsidiaries	—	—	179,968
Purchases of software and other assets	(378,552)	(310,269)	(320,423)

Net cash used in investing activities	(2,234,552)	(2,286,991)	(1,590,865)

Open Joint Stock Company “Vimpel-Communications”

Consolidated Statements of Cash Flows (continued)

	Years ended December 31,
	2007	2006	2005
	(In thousands of US dollars)
Financing activities
Proceeds from bank and other loans	666,348	925,183	864,418
Proceeds from sale of treasury stock	39,787	12,855	5,291
Repayments of bank and other loans	(365,657)	(374,789)	(374,682)
Repayment of rouble denominated bonds	—	(110,783)	—
Payments of fees in respect of debt issues	(14,380)	(48,175)	(19,669)
Repayment of equipment financing obligations	(106,888)	(72,874)	(92,077)
Cash dividends paid	(331,885)	—	—
Purchase of treasury stocks	(81,069)	(38,535)	(18,374)

Net cash provided by/(used in) financing activities	(193,744)	292,882	364,907
Effect of exchange rate changes on cash and cash equivalents	49,823	3,689	(9,171)

Net increase (decrease) in cash and cash equivalents	659,217	(19,152)	57,789
Cash and cash equivalents at beginning of year	344,494	363,646	305,857

Cash and cash equivalents at end of year	$1,003,711	$344,494	$363,646

Supplemental cash flow information
Cash paid during the period:
Income tax	$601,939	$354,566	$198,610
Interest	201,259	188,991	140,809

Non-cash activities:
Equipment acquired under financing agreements	48,514	23,458	12,628
Accounts payable for equipment and license	417,478	249,020	367,380
Accrued debt and equity offering costs		—	5,195
Offset of 2009 Tendered Notes	—	232,766	—
Non–cash discounts from suppliers of equipment	(5,441)	14,542	—

Acquisitions (Note 3):
Fair value of assets acquired	84,125	671,997	273,147
Fair value of minority interest acquired	41,636	—	—
Difference between the amount paid and the fair value of net assets acquired	182,034	268,315	112,281
Cash paid for the acquisition of subsidiaries	(291,928)	(735,500)	(310,006)

Liabilities assumed	$15,867	$204,812	$75,442

The accompanying notes are an integral part of these consolidated financial statements.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

(Amounts presented are in thousands of US dollars unless otherwise indicated

and except per share (ADS) amounts)

1.	Description of Business

Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) was registered in the Russian Federation on September 15, 1992 as a closed joint stock company, re-registered as an open joint stock company on July 28, 1993 and began full-scale commercial operations in June 1994. On November 20, 1996, VimpelCom completed an initial public offering (“IPO”) of its common stock on the New York Stock Exchange through the issuance of American Depositary Receipts (“ADR”). Each ADR currently represents one-twentieth of one share of VimpelCom’s common stock (Note 11).

As of December 31, 2007, 27.6% of VimpelCom’s shares of outstanding common stock were owned by the holders of the ADRs; 33.6% by Telenor East Invest AS (“Telenor”), 3.7% of which were represented by ADRs, according to Telenor’s public filings; 37.0% by Eco Telecom Limited (“Eco Telecom”), 12.5% of which were represented by ADRs, according to Eco Telecom’s public filings; and 1.8% by others. As of December 31, 2007, 24.5% of VimpelCom’s shares of voting stock were owned by the holders of VimpelCom’s ADRs; 29.9% by Telenor, 3.3% of which were represented by ADRs, according to Telenor’s public filings; 44.0% by Eco Telecom, of which 11.1% were represented by ADRs, according to Eco Telecom’s public filings; and 1.6% by others.

VimpelCom earns revenues by providing wireless telecommunications services and selling wireless handsets and accessories under the trade name “Beeline” in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan and Georgia. Under the local brand VimpelCom provides fixed-line and mobile services in Armenia.

2.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

VimpelCom maintains its records and prepares its financial statements in accordance with Russian accounting and tax legislation and accounting principles generally accepted in the United States of America (“US GAAP”). VimpelCom’s foreign subsidiaries maintain their accounting records in accordance with local accounting and tax legislation and US GAAP. The accompanying consolidated financial statements differ from the financial statements issued by the individual companies for statutory purposes. The principal differences relate to: (1) revenue recognition; (2) recognition of interest expense and other operating expenses; (3) valuation and depreciation of property and equipment; (4) foreign currency translation; (5) deferred income taxes; (6) capitalization and amortization of telephone line capacity; (7) valuation allowances for unrecoverable assets; (8) business combinations, (9) consolidation and accounting for subsidiaries, and (10) stock based compensation.

The accompanying financial statements have been presented in US dollars. Amounts are presented in thousands, except for share and per share amounts or unless otherwise indicated.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Principles of Consolidation

The consolidated financial statements have been prepared in accordance with US GAAP and include VimpelCom and all companies in which VimpelCom directly or indirectly exercises control, which generally means that VimpelCom owns more than 50% of the voting rights in the company. Consolidation is also required when the Company is subject to a majority of the risk of loss or is entitled to receive a majority of the residual returns or both from a variable interest entity’s activities.

All intercompany accounts and transactions within the Company have been eliminated from the consolidated financial statements.

Investments in affiliated companies in which the Company exercises significant influence over the operations and financial policies, but does not control, are reported according to the equity method of accounting. Generally, the Company owns between 20 and 50 percent of such investments.

Foreign Currency Translation

Until June 30, 2006 the functional currency of the substantial majority of VimpelCom’s operations was the US dollar because the majority of revenues, costs, property and equipment purchased, debt and trade liabilities were either priced, incurred, payable or otherwise measured in US dollars.

During the second quarter of 2006 VimpelCom announced the introduction of a fixed exchange rate for customers’ payments which are denominated in US Dollars or unit equivalents. The exchange rate was fixed at 28.7 Russian roubles to 1 unit. The change to a fixed exchange rate was effective for prepaid customers from June 1, 2006 and for other customers from July 1, 2006. VimpelCom retained the right to amend the fixed exchange rate at its discretion. While this change was partially implemented during the second quarter of 2006, the primary economic impact from this policy change was realized in the third quarter of 2006. Accordingly, VimpelCom changed its functional currency from US Dollars to Russian roubles beginning July 1, 2006. Pursuant to the provisions of US Statement of Financial Accounting Standards (“SFAS”) No. 52, Foreign Currency Translation, previously issued financial statements should not be restated, and the change in functional currency should be reported prospectively. The impact of the change in functional currency on the financial statements was an increase in the opening translated carrying values of the following non-monetary assets and liabilities as of July 1, 2006:

Property and equipment, net	242,169
Software, net	30,350
Telecommunications licenses and allocations of frequencies, net	21,206
Goodwill	11,856
Other non-current assets	4,862
Other	7,786
Deferred taxes	(12,529)

Total	305,700

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

This increase in the opening carrying amount of non-monetary assets and liabilities has been reflected in shareholder’s equity as part of other comprehensive income.

VimpelCom has retained the US dollar as its reporting currency. Therefore, the accompanying financial statements, after the change of the functional currency date, were translated into the reporting currency in accordance with SFAS No. 52 using the current rate method. Domestic and certain foreign subsidiaries of VimpelCom have their local currencies as their functional currency, and use the current rate method for translating their financial statements to US dollars.

Under SFAS No. 52 the current rate method assumes that assets and liabilities measured in the functional currency are translated into US dollars at exchange rates prevailing on the balance sheet date; whereas revenues, expenses, gains and losses are translated into US dollars at historical exchange rates prevailing on the transaction dates. VimpelCom translates income statement amounts using the average exchange rates for the period. Translation adjustments resulting from the process of translating financial statements into US dollars are reported in other comprehensive income, a separate component of shareholders’ equity.

Within the countries that VimpelCom operates, official exchange rates are determined daily by the respective countries’ central bank. Market rates may differ from the official rates but the differences are, generally, within narrow parameters monitored by the respective countries’ central bank.

Local currencies of certain of VimpelCom’s foreign subsidiaries are not fully convertible currencies outside the territories of countries of their operations. The translation of rouble-, tenge-, hryvnia-, somoni-, som-, dram- and lari-denominated assets and liabilities into US dollars for the purposes of these financial statements does not indicate that VimpelCom could realize or settle the reported values of these assets and liabilities in US dollars. Likewise, it does not indicate that VimpelCom could return or distribute the reported US dollar value of capital to its shareholders.

Use of Estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results may differ from those estimates. Accounting polices such as the valuation of stock based compensation, business combinations, assessing tangible and intangible asset impairments, and revenue recognition include estimates and assumptions that may have a material impact on the financial statements.

Cash and Cash Equivalents

VimpelCom considers all highly liquid investments with an original maturity of 90 days or less at the time of purchase to be cash equivalents. Cash equivalents are carried at cost which approximates fair value. Restricted cash is primarily related to cash held in escrow at a financial institution for the collateralization of certain payment obligations that the Company has agreed to assume in the future.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Short term investments

Short-term investments represent investments in time deposits, which have original maturities in excess of three months but less than twelve months. These investments are accounted for at cost.

Accounts Receivable and Doubtful Accounts

Accounts receivable are shown at their net realizable value which approximates their fair value. VimpelCom reviews the valuation of accounts receivable on a monthly basis. The allowance for doubtful accounts is estimated based on the historical experience of cash collections and future expectations of conditions that might impact the collectibility of accounts.

Inventory

Inventory consists of SIM and scratch cards, telephone handsets and accessories for resale and is stated at the lower of cost or market. Cost is computed using the average cost method.

Input Value Added Tax

Value Added Tax (“VAT”) related to revenues is payable to the tax authorities on an accrual basis based upon invoices issued to customers or cash received. VAT incurred on purchases may be offset, subject to certain restrictions, against VAT related to revenues, or can be reclaimed in cash from the tax authorities under certain circumstances. VAT related to purchase transactions, which will be offset against VAT related to revenues within the following year, is recognized on the balance sheets on a gross basis. As of December 31, 2007, the VAT rate in Russia and Georgia was 18%, in Kazakhstan it was 14%, and in Ukraine, Tajikistan, Uzbekistan, and Armenia it was 20%.

Property and Equipment

Property and equipment is stated at historical cost. The Company depreciates property, plant, and equipment assets using the straight-line method, depreciation expense is recognized ratably over the estimated useful life of the asset.

The following categories with the associated useful lives are used:

Mobile telecommunications equipment	7 - 9 years

Fixed line telecommunication equipment	20 years

Fiber-optic equipment	9.5 years

Buildings and constructions	20 years

Electronic exchange devices	7 years

Office and measuring equipment, and vehicles and furniture	5 - 10 years

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Equipment acquired under capital leases is depreciated using the straight-line method over its estimated useful life or the lease term, whichever is shorter. Capitalized leasehold improvement expenses for base station positions is depreciated using the straight-line method over the estimated useful life of seven years or the lease term, whichever is shorter.

Repair and maintenance costs are expensed as incurred. Interest costs are capitalized with respect to qualifying construction projects, the capitalization period begins when “qualifying expenditures” are made, development activities are underway and interest cost is being incurred.

Intangible Assets

Intangible assets consist primarily of telecommunication licenses, telephone line capacity, goodwill and other intangible assets. VimpelCom capitalizes payments made to third party suppliers to acquire access to and for use of telephone lines (telephone line capacity). These payments are accounted for as intangible assets and are amortized on a straight-line basis over ten years. Telecommunication licenses are amortized on a straight-line basis within the estimated useful lives determined based on the management estimation of future economic benefits from these licenses. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, generally from four to ten years.

Goodwill represents the excess of consideration paid over the fair value of net assets acquired in purchase business combinations and is not amortized. VimpelCom has acquired identifiable intangible assets through its acquisition of interests in various enterprises. The cost of acquired entities at the date of acquisition is allocated to identifiable assets and the excess of the total purchase price over the amount assigned to identifiable assets is recorded as goodwill.

In accordance with SFAS No. 142, Goodwill and Other Intangible Assets, VimpelCom continues to evaluate the amortization period for intangible assets with finite lives to determine whether events or circumstances warrant revised amortization periods. In accordance with SFAS No. 142, VimpelCom tests goodwill for impairment on an annual basis. Additionally, goodwill is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of an entity below its carrying value. These events or circumstances would include, but are not limited to, a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business or other factors. No impairments of goodwill have been recorded in the accompanying financial statements.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Software Costs

Under the provision of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use, VimpelCom capitalizes costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and VimpelCom management has authorized further funding of the project which it deems probable will be completed and used to perform the function intended. Capitalization of such costs ceases no later than the point at which the project is substantially complete and ready for its intended purpose.

Research and development costs and other computer software maintenance costs related to software development are expensed as incurred. Capitalized software development costs are amortized using the straight-line method over the expected life of the asset.

Long-Lived Assets

VimpelCom accounts for impairment of long-lived assets, except for goodwill, in accordance with the provisions of SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Impairment indicators that do not result in the actual impairment of the asset may; however, result in modification of the useful economic life to a shorter period.

Revenue Recognition

VimpelCom earns service revenues for usage of its cellular system, which includes airtime charges from contract and prepaid subscribers, monthly contract fees, roaming charges and charges for value added services (“VAS”). Interconnect revenue is generated when the Company receives traffic from the mobile or fixed subscribers of other operators and that traffic terminates on the VimpelCom network. Roaming revenues include revenues from VimpelCom customers who roam outside their selected home coverage area and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. VAS includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, voice mail, call waiting and data transmission, etc. The cost of content revenue relating to VAS is presented net of related costs. VimpelCom charges subscribers a fixed monthly fee for the use of the service, which is recognized as revenue in the respective month.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Service revenue is generally recognized when the services (including value added services and roaming revenue) are rendered. Prepaid cards, used as a method of cash collection, are accounted for as customer advances for future services. Also VimpelCom uses E-commerce systems, retail offices and agent locations as channels for receiving customer payments. Revenues from equipment sales, such as handsets, are recognized in the period in which the equipment is sold. Revenues are stated net of value-added tax and sales tax charged to customers.

In February 2006, the new regulation of the Russian federal law on telecommunications was approved; the regulation came into effect on July 1, 2006. The new regulation amends the process for payment of telecommunication services and specifies that payment should be made by the calling subscriber. VimpelCom has changed its tariff plans in accordance with the new regulation.

In accordance with the provisions of the SEC Staff Accounting Bulletin (“SAB”) No. 104, Revenue Recognition in Financial Statements, VimpelCom defers upfront telecommunications connection fees. The deferral of revenue is recognized over the estimated average subscriber life, which is generally four years.

Advertising

VimpelCom expenses the cost of advertising as incurred. Advertising expense for the years ended December 31, 2007, 2006 and 2005 was US$276,837, US$215,103 and US$132,290, respectively.

Rent

VimpelCom leases office space and the land and premises where telecommunications equipment is installed. There were no non-cancelable operating leases for the periods in excess of one year during either 2007 or 2006. Operating lease agreements for premises where telecommunications equipment is installed typically contain automatic year-by-year renewal provisions which stipulate renewal to the extent that neither party indicates otherwise, our experience to date indicates that renewal rates are in excess of 99%. Rental agreements do not include contingent or escalation clauses based on operations.

Rent expense under all operating leases and rental contracts in 2007, 2006 and 2005 was US$240,968, US$156,451, and US$104,191, respectively.

Income Taxes

VimpelCom computes and records income tax in accordance with SFAS No. 109, Accounting for Income Taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. A valuation allowance is recognized for deferred tax assets when it is considered more likely than not that the asset will not be recovered.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

In July 2006, the FASB issued Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, Accounting for Income Taxes. FIN 48 clarifies accounting for income taxes by prescribing the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. In addition, FIN 48 states that income taxes should not be accounted for under the provisions of SFAS No. 5, Accounting for Contingencies. The Company adopted FIN 48 at the beginning of the fiscal year 2007. As a result of the adoption the Company recognized in its consolidated financial statements a cumulative-effect adjustment to increase its liability for unrecognized tax benefits, interest, and penalties by US$15,069 and reduced the January 1, 2007, balance of retained earnings by US$4,108 and subsidiary minority interest by US$4,091 and increased the balance of goodwill by US$6,870. The cumulative-effect adjustment pertains to a pre-acquisition contingency in a subsidiary that has a minority shareholder. VimpelCom’s continuing practice is to recognize fines and penalties (interest) related to income tax matters in income tax expense.

Borrowing Costs

Borrowing costs include interest incurred on existing indebtedness and debt issuance costs. Interest costs associated with assets that require a period of time to get them ready for their intended use are capitalized and amortized over the related assets’ estimated useful lives. Debt issuance costs are capitalized and amortized over the term of the respective borrowings using the effective interest method. Interest expense for the years ended December 31, 2007, 2006 and 2005, was $194,839, $186,404 and $147,484, respectively. VimpelCom capitalized interest in the cost of long lived assets in the amount of US$36,659, US$12,253 and US$8,940 in 2007, 2006 and 2005, respectively.

Government Pension Fund

VimpelCom contributes to the state pension funds in the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia, and Armenia on behalf of its employees, contributions are expensed as incurred. Total contributions for the years ended December 31, 2007, 2006 and 2005 were US$38,439, US$30,360 and US$22,408, respectively.

Business Combinations

VimpelCom accounts for its business acquisitions under the purchase method of accounting. The total cost of an acquisition is allocated to the underlying assets, including intangible assets, and liabilities assumed based on their respective estimated fair values. Determining the fair value of assets acquired and liabilities assumed requires management’s judgment and often involves the use of significant estimates and assumptions, including assumptions with respect to future cash inflows and outflows, discount rates, license and other asset lives and market multiples, among other items.

Concentration of Credit Risk

Trade accounts receivable consist of amounts due from subscribers for airtime usage and amounts due from dealers and subscribers for equipment sales. In certain circumstances, VimpelCom requires deposits as collateral for airtime usage. In addition, VimpelCom has

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

introduced a prepaid service GSM network. Equipment sales are typically paid in advance of delivery, except for equipment sold to dealers on credit terms. VimpelCom’s credit risk arising from its trade accounts receivable from subscribers is mitigated due to the large number of its subscribers, of which approximately 96% subscribed to a prepaid service as of December 31, 2007 and, accordingly, do not give rise to credit risk. VimpelCom’s credit risk arising from its trade accounts receivable from dealers is mitigated due to the large number of dealers. Management periodically reviews the history of payments and credit worthiness of the dealers. The Company also has receivables from other local and international operators from interconnect and roaming services provided to their customers.

VimpelCom holds available cash in bank accounts with financial institutions in countries of its operations. To manage credit risk associated with such cash holdings, VimpelCom allocates its available cash to a variety of local banks and local affiliates of international banks within the limits set forth by its treasury policy. Management periodically reviews the credit worthiness of the banks in which it deposits cash.

VAT is recoverable from the tax authorities via offset against VAT payable to the tax authorities on VimpelCom’s revenue or direct cash receipts from the tax authorities. Management periodically reviews the recoverability of the balance of input value added tax and believes it is fully recoverable.

VimpelCom issues advances to a variety of vendors of property and equipment for its network development. The contractual arrangements with the most significant vendors provide for equipment financing in respect of certain deliveries of equipment (Note 10). VimpelCom periodically reviews the financial position of vendors and their compliance with the contract terms.

Fair Value of Financial Instruments

The fair market value of financial instruments, including cash and cash equivalents, derivative financial instruments, which are included in current assets and liabilities, accounts receivable and accounts payable approximates the carrying value of these items due to the short term nature of these amounts.

As of December 31, 2007, the fair value of variable rate debt approximates its carrying value. The fair value of fixed rate long term bank loans (based on future cash flows discounted at current market rates) was as follows at December 31:

	2007		2006
	Carrying value	Fair value	Carrying value	Fair value
Sberbank	309,337	309,880	152,900	$154,134
UBS (Luxemburg) S. A.	1,417,234	1,452,926	1,417,234	1,514,618
Platina (loan to URS)	—	—	3,500	3,482

The fair value of bank financing and equipment financing contracts not included in the table above approximates carrying value (Note 10).

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, requires the reporting of comprehensive income in addition to net income. Comprehensive income is a more inclusive financial reporting methodology that includes the effects of all other non – shareholder changes in net assets.

Stock-Based Compensation

Until January 1, 2006 VimpelCom followed the provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for its stock option plan. SFAS No. 123 generally allowed companies to account for stock-based compensation under either the fair value method of SFAS No. 123 or under the intrinsic value method of Accounting Principles Board Opinion (“APB”) No. 25, Accounting for Stock Issued to Employees. Accordingly, VimpelCom accounted for its stock-based compensation in accordance with the provisions of APB No. 25 and its related Interpretations and presented pro forma disclosures of results of operations as if the fair value method had been adopted.

As of January 1, 2006 VimpelCom adopted SFAS No. 123 (revised 2004) Share Based Payment (“SFAS No. 123R”), which is a revision of SFAS No. 123 and SFAS No. 95, Statement of Cash Flows. Under SFAS No. 123R companies must calculate and record the cost of equity instruments, such as stock options or restricted stock, awarded to employees for services received in the income statement; pro forma disclosure is no longer permitted. The cost of the equity instruments is to be measured based on the fair value of the instruments on the date they are granted (with certain exceptions) and is required to be recognized over the period during which the employees are required to provide services in exchange for the equity instruments.

VimpelCom adopted SFAS No. 123R using the modified prospective method. Prior to the adoption of SFAS No. 123R, VimpelCom accounted for stock options by remeasuring the intrinsic value of the shares at each reporting period and adjusted the related compensation expense and liability for the change in intrinsic value. In accordance with the modified prospective method, the consolidated financial statements for prior periods have not been restated to reflect, and do not include, the impact of SFAS No. 123R.

The effect of adopting FAS 123R for both the stock option and phantom stock plans was an increase in selling, general and administrative expense of approximately US$6,466 for the year ended December 31, 2006. Additionally, VimpelCom recorded a cumulative effect of a change in accounting principle of US$1,882, representing the difference between the fair value and the intrinsic value of the stock-option and phantom stock plans at January 1, 2006. The total impact of the adoption of SFAS No. 123R for both the stock option and phantom stock plans was a decrease in net income of approximately US$8,348 for the year ended December 31, 2006, equivalent to US$0.16 per common share on both a basic and diluted basis, with no net tax effect.

Derivative Instruments and Hedging Activities

SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, requires companies to recognize all of their derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The accounting for changes in the fair value of a

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

derivative instrument depends on whether it has been designated and qualifies as part of a hedging relationship and further, on the type of hedging relationship. The Company has not designated any of its derivative contracts as hedges, therefore all hedging instruments have been recorded at fair value in the accompanying statements of income.

Government Regulations

The Company is subject to governmental regulation of tariffs in its Armenian fixed line business. The Company has the right to seek tariff adjustments at the retail and wholesale level based on costs incurred. Governmental authorization of tariff adjustments is only necessary for those services that are under Governmental control. No assets or liabilities have been recorded in the accompanying financial statements to recognize the effects of possible regulatory assets or liabilities, as allowed under SFAS No. 71, Accounting for the Effects of Certain Types of Regulation.

Litigation accrual

VimpelCom is party to various legal and regulatory proceedings in the normal course of business with respect to certain matters. Except as described in Note 18 VimpelCom does not believe that any legal or regulatory proceedings to which it is a party could have a material adverse impact on its business or prospects. VimpelCom evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with SFAS No. 5, Accounting for Contingencies, and EITF Topic D-86, Issuance of Financial Statements. These judgments are subjective based on the status of the legal or regulatory proceedings, the merits of its defenses and consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company’s judgments.

Recent Accounting Pronouncements

In September 2006, the FASB issued FASB statement No. 157 (“SFAS No. 157”), Fair Value Measurements. The standard provides guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. Management does not believe that the adoption of SFAS No. 157 will have a material impact on VimpelCom’s results of operations or financial position.

In February 2007, the FASB issued FASB statement No. 159 (“SFAS No. 159”), The Fair Value Option for Financial Assets or Financial Liabilities. The standard permits entities to choose to measure many financial instruments and certain other items at fair value. The statement is expected to expand the use of fair value measurement. SFAS No. 159 shall be effective as of the beginning of each reporting entity’s first fiscal year that begins after November 15, 2007, but earlier adoption is allowed under certain conditions. Management does not believe that the adoption of SFAS No. 159 will have a material impact on VimpelCom’s results of operations or financial position.

In December 4, 2007, the FASB issued SFAS No. 141(R) (“SFAS No. 141(R)”), Business Combinations, and SFAS No. 160 (“SFAS No. 160”), Accounting and Reporting of Noncontrolling interest in Consolidated Financial Statements, an amendment of ARB No. 51. These new standards will significantly change the financial accounting and reporting of

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

business combination transactions and noncontrolling (or minority) interests in consolidated financial statements. The Company will be required to adopt SFAS No.141(R) and 160 on January 1, 2009, and early adoption and retroactive application are prohibited. The Company has not yet determined the effect that the adoption of SFAS No 141(R) and 160 will have on its consolidated financial statements.

In June 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 06-11 (“EITF No. 06-11”), Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards. EITF No. 06-11 provides that companies are required to recognize the tax benefits of dividends on unvested share-based payments in equity and reclassify those tax benefits from additional paid-in capital to the income statement when the related award is forfeited (or is no longer expected to vest). The Issue is effective for dividends declared in fiscal years beginning after December 15, 2007. The adoption of EITF Issue No. 06-11 is not expected to have a material impact on the results of operations or financial position of the Company.

In December 2007, the Emerging Issues Task Force reached a consensus on EITF Issue No. 07-01 (“EITF No. 07-01”), Accounting for Collaborative Arrangements. EITF No. 07-01 provides that an entity should consider all relevant facts and circumstances when evaluating whether an arrangement is a collaborative arrangement. The issue is effective for annual periods beginning after December 15, 2008. The adoption of EITF Issue No. 07-01 is not expected to have a material impact on the results of operations or financial position of the Company.

On December 21, 2007 the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008, amends and replaces Question 6 of Section D.2 of SAB Topic 14, Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R). SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. Although VimpelCom has availed itself to the “plain vanilla” option in the past, management does not expect that the adoption of SAB 110 will have a material impact on VimpelCom’s results of operations or financial position.

Reclassifications

Certain reclassifications have been made to the prior years’ consolidated financial statements to conform to the current year’s presentation. Equipment financing obligations and capital lease obligations were combined in the line “Bank and other loans” from the line “Accrued liabilities”.

3.	Business combinations and disposals

Severnaya Korona

On August 13, 2007, VimpelCom acquired Closed Joint Stock Company “Corporation Severnaya Korona” (“CSK”), which holds GSM 900/1800 and D-AMPS licenses covering the Irkutsk Region. The Company acquired 100% of the shares of CSK for approximately US$235,509, including US$1,274 of acquisition related costs. The sole shareholder of CSK was Tele2 Sverige AB of Sweden, a member of the telecommunications holding company Tele2 which operates in the Nordic and Russian markets.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market in the Irkutsk region. CSK’s GSM-900/1800 and D-AMPS licenses cover a territory with a population of about 2.5 million. The acquisition was recorded under the purchase method of accounting. The preliminary fair value of acquired identifiable net assets of CSK amounted to US$58,460. The excess of the acquisition cost over the preliminary fair market value of the identifiable net assets of CSK amounted to US$177,049. This amount was recorded as goodwill, was assigned to the Russian Federation reporting unit and is subject to annual impairment tests. The results of operations of CSK were included in the accompanying consolidated statement of income from the date of acquisition.

The following table summarizes the Company’s preliminary estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$2,766
Other current assets	3,639
Property and equipment	27,637
Licenses and allocation of frequencies (14 years weighted average remaining useful life)	19,502
Other intangible assets (2 years weighted average remaining useful life)	18,444
Goodwill	177,049
Other non-current assets	771

Total assets acquired	249,808

Current liabilities	(4,279)
Long-term liabilities	(10,020)

Total liabilities assumed	(14,299)

Total acquisition price	$235,509

ArmenTel

On November 16, 2006, VimpelCom acquired 90% of the issued and outstanding stock of ArmenTel, the mobile provider and previous monopoly fixed line provider in Armenia, for a cash purchase price after adjustments of approximately US$456,640, including direct costs related to the acquisition of US$11,610.

The primary reason for the acquisition was VimpelCom’s entry into the mobile and fixed line telephony markets of Armenia. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of ArmenTel at the date of the acquisition amounted to US$347,090. The excess of the acquisition cost over the fair market value of the identifiable net assets of ArmenTel amounted to US$109,550, which was recorded as goodwill and assigned to the Armenia reporting unit. The results of operations of ArmenTel were included in the accompanying consolidated statement of income from the date of acquisition.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

The following table summarizes the Company’s estimate of the fair values of the assets acquired and liabilities assumed at the date of acquisition:

As of the Date of Acquisition
Cash and cash equivalents	$42,555
Other current assets	41,299
Property, plant and equipment	270,291
Licenses and allocation of frequencies (4.5 years weighted average remaining useful life)	48,875
Other intangible assets (20 years weighted average remaining useful life)	59,050
Goodwill	109,550
Other non-current assets	28,090

Total assets acquired	599,710

Current liabilities	(90,274)
Long-term liabilities	(52,796)

Total liabilities assumed	(143,070)

Total acquisition price	$456,640

On April 18, 2007 VimpelCom acquired the remaining 10% of ArmenTel. The purchase price of the additional 10% was US$55,924, which constitutes approximately 1/9th of the final price paid by VimpelCom for the 90% of the shares of ArmenTel when VimpelCom acquired ArmenTel in November 2006, including direct transaction costs.

Mobitel

On July 12, 2006, VimpelCom acquired 51% of the outstanding participatory interests of Georgian cellular operator Mobitel and a call option for the remaining 49% of the outstanding participatory interests of Mobitel. Mobitel holds GSM-1800 cellular licenses that are valid through mid-2013. Mobitel was founded in November 2003 and at the date of acquisition did not conduct any commercial operations. It was considered as a variable interest entity and consolidated under the provisions of FIN 46R. The total cash purchase price, including transaction costs for the 51% interest was US$12,742. The primary reasons for the acquisition of Mobitel are that Mobitel owns GSM-1800 cellular licenses that are valid through mid-2013 and frequencies covering the entire territory of Georgia. Mobitel also possesses significant numbering capacity.

Unitel and Buztel

On January 18, 2006, VimpelCom acquired 100% of the shares of Bakarie Uzbekistan Telecom LLC (“Buztel”) for the purchase price of US$60,000 plus the assumption of approximately US$2,400 in debt. The primary reason for the acquisition of Buztel was that Buztel holds national GSM-900 and 1800 licenses in the Republic of Uzbekistan. On February 9, 2006, VimpelCom acquired 100% of Unitel for the purchase price of US$200,000 plus the assumption of approximately US$7,700 in debt. Direct costs related to both acquisitions were US$974. The primary reason for the acquisition of Unitel was that Unitel holds national GSM-900 and 1800 licenses. At the time of the acquisition, Unitel served approximately 364,000 subscribers, representing, according to VimpelCom’s estimates, a 31% subscriber market share in Uzbekistan.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

The acquisitions were recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of both companies amounted to US$106,913. The excess of the acquisition cost over the fair market value of the identifiable net assets of Unitel and Buztel amounted to US$154,061. This amount was recorded as goodwill, was assigned to the Uzbekistan reporting unit and is subject to annual impairment tests. The results of operations of Unitel and Buztel were included in the accompanying consolidated statement of income from the dates of acquisition. On July 24, 2006, Buztel was merged into Unitel. Unitel filed applications for the re-issuance of Buztel’s licenses, related frequencies and permissions, all of which were re-issued to Unitel in a timely manner.

Buztel was previously owned by an affiliate of Altimo Holding and Investments Limited “Altimo”, a leading Moscow-based telecom investment company and a member of the Alfa Group of companies, which at the time of the acquisition were reported to have beneficially owned 32.9% of the voting shares of VimpelCom.

Tacom

On December 29, 2005, VimpelCom (BVI) Limited, a special-purpose entity affiliated with and controlled by VimpelCom, completed the acquisition of 60% of Tacom for a total cash purchase price of approximately US$11,100. In connection with the acquisition of its stake in Tacom, VimpelCom entered into a shareholders agreement with the remaining shareholders in Tacom that grants, among other things, options to VimpelCom to acquire up to the entire interest held by the remaining shareholders under certain circumstances, allowing VimpelCom the option to own 100% of Tacom for a price specified in a prescribed formula.

The primary reason for the acquisition was VimpelCom’s entry to the mobile telephony market of Tajikistan, a developing mobile market in Central Asia where the Company did not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of Tacom amounted to US$3,637, with the excess of the acquisition cost over the fair market value of the identifiable net assets of US$8,697 being recorded as goodwill and was assigned to the Tajikistan reporting unit.

On December 22, 2006 VimpelCom purchased an additional 20% share in Tacom for $5,000, thus increasing its effective share to 80%. This transaction was treated as a step acquisition with an additional $4,704 of goodwill being recorded at that date.

URS

On November 10, 2005, VimpelCom acquired 100% of URS, through the acquisition of 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, for a total cash purchase price of approximately US$231,200. The costs related to the acquisition were US$7,737. The primary reason for the acquisition was VimpelCom’s entry into the mobile telephony market of Ukraine, the second largest mobile market in CIS, where the Company did not have a license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of URS amounted to US$156,938. The excess of the acquisition cost

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

over the fair market value of the identifiable net assets of URS amounted to US$81,999, which was recorded as goodwill and was assigned to the Ukraine reporting unit. The results of operations of URS were included in the accompanying consolidated statement of income from the date of acquisition.

STM

In July 2005, VimpelCom acquired 84.4% of STM, which holds GSM-1800 and DAMPS licenses for the territory of Sakhalin, and 60% of Limited Liability Company Joint Venture “Sakhalin Telecom Limited” (“ST”), a fixed line alternative operator. VimpelCom purchased 84.4% of the outstanding shares of STM for a total cash purchase price of approximately US$51,162 and 60% of ST for a total cash purchase price of approximately US$5,040. At the date of acquisition, ST owned 5.2% of STM. In September 2005 this interest was purchased by VimpelCom for the amount of US$3,191, which increased VimpelCom’s share in STM to 89.6%. The primary reason for the acquisition was VimpelCom’s entry to the mobile telephony market of Sakhalin, one of the regions within the Far East super-region where the Company did not have a super-region license to conduct cellular operations. The acquisition was recorded under the purchase method of accounting. The fair value of acquired identifiable net assets of STM amounted to US$33,631, with the excess of the acquisition cost over the fair market value of the identifiable net assets amounting to US$21,586, which was recorded as goodwill and assigned to the Russian Federation reporting unit. The results of operations of STM were included in the accompanying consolidated statement of income from the date of acquisition.

In September 2005, VimpelCom sold its 60% share in ST to a third party for US$4,968.

Sale of Minority Interest in Limnotex

On February 21, 2005, VimpelCom Finance B.V. entered into a share purchase agreement to sell a minority interest of 50.0% minus one share in Limnotex to Crowell Investments Limited (“Crowell”), a Cypriot company beneficially owned and controlled by a beneficial owner and member of the board of directors of ATF Bank, for a sale price of US$175,000. In the second quarter of 2005, Crowell paid US$40,000 in two initial deposits and in July 2005 Crowell paid the remaining US$135,000. Ownership of 50.0% minus one share in Limnotex passed to Crowell on August 22, 2005. Net assets of Limnotex at the disposal date amounted to US$359,392, including associated goodwill of US$154,242. The minority interest share in Limnotex net assets at the date of disposal was of US$179,337. The sale of a minority interest resulted in a loss of US$3,339.

In addition, VimpelCom entered into a shareholders agreement with Crowell that, among other things, grants a call option to VimpelCom to reacquire 25.0% minus one share of Limnotex at any time after the closing of the sale and an additional call option to reacquire up to the final remaining 25.0% share in case of a deadlock at a shareholders meeting or a breach by Crowell of any representation, warranty or covenant contained in the shareholders agreement or the share purchase agreement, in each case at a price based upon a prescribed formula.

The following unaudited pro forma combined results of operations for VimpelCom give effect to the Unitel, Buztel, ArmenTel and CSK business combinations as if they had occurred at the beginning of 2006. The pro forma combined results do not include Mobitel as it was non-operating and would therefore not impact the results. These pro forma amounts are

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

provided for informational purposes only and do not purport to present the results of operations of VimpelCom had the transactions assumed therein occurred on or as of the date indicated, nor is it necessarily indicative of the results of operations which may be achieved in the future.

	Year ended December 31,
Unaudited	2007	2006
Pro forma total operating revenues	$7,217,399	$4,688,528
Pro forma net income	1,457,128	787,501

Pro forma basic net income per common share	28.67	15.47

Pro forma diluted net income per common share	28.67	15.46

4.	Cash and Cash Equivalents

Cash and cash equivalents consisted of the following at December 31:

	2007	2006
US dollars	$183,746	$182,740
Roubles	736,490	126,398
Uzbekistani Som	43,283	15,991
Armenian Dram	10,772	8,106
Kazakhstan Tenge	11,214	6,614
Ukrainian Hryivna	1,078	714
EURO and other currencies	17,128	3,931

	$1,003,711	$344,494

5.	Derivatives

VimpelCom uses derivative instruments, including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. The Company views derivative instruments as risk management tools and does not use them for trading or speculative purposes. Derivatives are considered to be effective economic hedges, however all derivatives are accounted for on a fair value basis and the changes in fair value are recorded in the statement of income.

In June and July 2006 VimpelCom entered into a series of short-term forward agreements for a total amount of US$570,000 to hedge its short term US dollar denominated obligations. The forward exchange rates in the contracts ranged from 26.79 Rouble / 1 US$ to 26.98 Rouble/ 1 US$ and matured in the year ended December 31, 2006. The change in fair value of these contracts before July 1, 2006 was recognized as non-operating gain/loss and starting from July 1, 2006 due to the functional currency change – as foreign exchange gain/loss. The accompanying financial statements include US$14,336 of foreign exchange loss from recognising these contracts at fair value as of December 31, 2006. In November 2006, VimpelCom entered into forward foreign exchange contracts for a total amount of US$736,629 to hedge its US dollar denominated obligations due in 2007 and 2008. These contracts ranged from 26.6 Rouble / 1 US$ to 26.7 Rouble/ US$.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

In March 2007 VimpelCom entered into short-term forward agreements for a total amount of US$53,010 to hedge its short-term US dollar denominated obligations with a forward exchange rate 26.1775 Russian rouble per 1 USD.

During the third quarter 2007 VimpelCom entered in short-term zero-cost collar agreement for a total amount of US$120,545 to hedge its US dollar debt. The forward exchange rate of protection was 27.0323 Russian roubles per 1 US dollar and the rate of participation was 24.9281 Russian roubles per 1 US dollar. The accompanying financial statements include US$31,239 of foreign exchange loss from recognising these contracts at fair value as of December 31, 2007.

During the fourth quarter of 2006 VimpelCom entered into a short-term cross-currency interest rate swap transaction. The amount of the swap is US$236,111 at 26.64 Russian rubles per 1 USD as well as a 6.37% interest rate. The amount of the contract will be subject to remeasurement going forward, in conjunction with the change of the exchange rate of the US dollar to the Russian ruble and LIBOR fluctuation. The accompanying financial statements include US$8,551 of foreign exchange loss from recognizing this contract at fair value as of December 31, 2007.

6.	Property and Equipment

Property and equipment, at cost, consisted of the following at December 31:

	2007	2006
Telecommunications equipment	$5,517,009	$4,295,048
Land and buildings	281,744	174,705
Office and measuring equipment	637,392	449,303
Other equipment	326,439	203,250

	6,762,584	5,122,306

Accumulated depreciation	(2,209,951)	(1,536,910)
Equipment not installed and assets under construction	945,186	1,030,279

	$5,497,819	$4,615,675

7.	Telecommunications Licenses and Allocations of Frequencies, Goodwill and Other Intangible Assets

Telecommunications licenses and allocations of frequencies acquired directly by VimpelCom were initially recorded at cost. Telecommunications licenses and allocations of frequencies acquired in business combinations were initially recorded at their fair value as of the acquisition date.

The total gross carrying value and accumulated amortization of VimpelCom’s telecommunication licenses as of December 31, 2007 and 2006 was as follows:

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

	2007	2006
Telecommunication licenses, at cost	$1,331,531	$1,244,311
Accumulated depreciation	(495,805)	(319,502)

Telecommunication licenses not in current use	79,485	—

Total telecommunication licenses	$915,211	$924,809

Telecommunication licenses not in current use is comprised of licenses for IMT-2000/UMTS (“3G”) and a license for the provision of telecommunication services for the purpose of over-the-air broadcasting on a Digital Video Broadcasting – Handheld platform, for which the business operations have yet to start.

Goodwill roll-forwards for the periods ended December 31, 2007 and 2006 are as follows:

	2007	2006
Opening balance	$775,223	$477,495
Acquisitions (Note 3)	194,548	268,315
FIN 48 adoption effect (Note 2)	6,870	—
Currency translation adjustment	63,175	29,413

Closing balance	$1,039,816	$775,223

The total gross carrying value and accumulated amortization of VimpelCom’s intangible assets by major intangible asset class as of December 31, 2007 and December 31, 2006 was as follows:

	Weighted average amortization period, years	2007	2006
Telephone line capacity	9.6	$172,672	$132,713
Customer list	11.4	210,158	187,795
Other intangible assets	2.4	98,554	70,944

		481,384	391,452

Accumulated depreciation		(218,882)	(133,535)

		$262,502	$257,917

Amortization expense for all VimpelCom’s intangible assets for each of the succeeding five years is expected to be as follows:

2008	231,871
2009	220,056
2010	175,775
2011	172,727
2012	151,845
Thereafter	145,954

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

8.	Software

The total gross carrying value and accumulated amortization of VimpelCom’s software as of December 31, 2007 and December 31, 2006 were as follows:

	2007	2006
Software, at cost	$1,432,647	$976,572
Accumulated depreciation	(809,832)	(428,670)

Total software	$622,815	$547,902

9.	Supplemental Balance Sheet Information

Other current assets consisted of the following at December 31:

	2007	2006
Advances to suppliers	$45,362	$66,116
Prepaid expenses	4,960	9,682
Short term investments	42,712	—
Software with a useful life shorter than one year	32,965	38,354
Prepaid taxes	35,955	34,711
Other	10,338	10,910

Total other current assets	$172,292	$159,773

Short-term investments consists mostly of cash deposits with an original maturity of more than 90 days denominated in Russian rubles of 1,000 million RUR (US$40,740 as at the exchange rate as of December 31, 2007) at the rate of 8.5%.

Other non-current assets consisted of the following at December 31:

	2007	2006
Prepayments to suppliers for long-lived assets	$69,906	$55,426
Escrow cash deposit (Note 19)	200,170	—
Investments in equity of affiliates	5,908	1,269
Prepayments for investments in equity	6,367	10,140
Unamortized debt issue costs	69,534	68,268
Frequencies and permissions	75,279	39,836
Advance for GTel-Mobile (Vietnam) (Note 18)	22,250	—
Long term input VAT	33,043	—
Other long-term assets	21,347	15,525

Total other non-current assets	$503,804	$190,464

As of 31 December 2007 amounts held by Lillian Acquisition, Inc., a wholly owned subsidiary of VimpelCom, at Citibank N.A. include US$120,000 on an escrow account and US$80,000 on a control account. Funds were placed on the escrow and control accounts in accordance with Lillian Acquisition, Inc.’s obligations to Golden Telecom, Inc. under the terms of the Merger Agreement executed in connection with the acquisition of Golden Telecom, Inc. (Note 19).

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Other current accrued liabilities consisted of the following at December 31:

	2007	2006
Interest payable	24,712	25,901
Current portion of liability related to share-based compensation (Note 17)	143,563	39,940
Accrued income	4,559	8,448
Derivatives	10,499	12,271
Other accrued liabilities	2,781	9,498

Total current accrued liabilities	186,114	96,058

10.	Short and Long Term Debt

VimpelCom finances its operations using a variety of lenders in order to minimize total borrowing costs and maximize financial flexibility. The Company continues to use bank debt and lines of credit and issued Notes to fund operations, including capital expenditures.

On August 23, 2007 VimpelCom registered with the Russian Federal Financial Markets Service the documentation necessary to allow for the potential issuance of Russian ruble-denominated bonds through LLC VimpelCom-Invest, a consolidated Russian subsidiary of VimpelCom. The bonds may be issued depending on VimpelCom’s funding needs within a period of one year from the date on which the Russian Federal Financial Markets Service registers the submitted documentation. The proposed amount of the issue is up to 15 billion Russian roubles, which is the equivalent of approximately US$601,219 at the Central Bank of Russia exchange rate as of December 31, 2007. Any bonds issued will be guaranteed by VimpelCom. VimpelCom intends to use the proceeds from the bonds to continue the development and expansion of its networks, including possible acquisitions or investments in existing operators, and to repay existing indebtedness.

The following table provides a summary of outstanding bank loans, equipment financing indebtedness and capital lease obligations as of:

	December 31, 2007	December 31, 2006
Bank loans, less current portion	$2,088,438	$1,980,726
Long-term portion of equipment financing	151,659	83,362
Long-term portion of capital lease	—	1,241

Total long-term debt	2,240,097	2,065,329

Bank loans, current portion	445,462	358,211
Short-term portion of equipment financing	81,050	63,457
Short-term portion of capital lease	—	2,435

Total short-term debt	$526,512	$424,103

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Bank Loans

Bank loans consisted of the following as of December 31:

		2007	2006
UBS (Luxembourg) S.A.	(1)	$1,417,234	$1,417,234
Sberbank	(2)	309,337	152,900
Citibank/Sumitomo	(3)	229,400	103,000
Svenska Handelsbanken AB	(4)	106,067	130,268
Standart Bank PLC – loan to URS	(5)	100,000	—
EBRD – loan to KaR-Tel	(6)	90,000	97,500
Citibank N.A.	(7)	77,634	51,292
Citibank/Standard Bank London	(8)	47,223	236,110
Bayerische Hypo- und Vereinsbank AG	(9)	41,038	57,055
Raiffeisenbank Austria – loan to URS	(10)	40,000	40,000
Bayerische Landesbank – loan to URS	(11)	40,000	40,000
Freevale secured borrowing	(12)	25,967	—
OTP Bank – loan to URS	(13)	10,000	10,000
Platina – loan to URS		—	3,500
Other loans		—	78

		$2,533,900	$2,338,937
Less current portion		(445,462)	(358,211)

Total long-term bank loans		$2,088,438	$1,980,726

(1)	Starting in June of 2004, VimpelCom entered into a series of loan agreements (the “Loans”) with UBS (Luxembourg) S.A., (“UBS”), whereby various amounts were borrowed to finance operations and capital expenditures. UBS then completed a series of offerings of loan participation notes (the “Notes”) for the sole purpose of funding the loans to VimpelCom. The Notes are listed on the Luxembourg Stock Exchange and are without recourse to UBS. The following outlines the amounts borrowed and the respective interest rates and due dates for each series of the Loans.

Date Borrowed	Due Date	Payment Period	Amount Borrowed	Interest Rate	December 31, 2007	December 31, 2006
June 16, 2004	June 16, 2009	Semi-annually	$250,000	10%	$17,234	$17,234
July 14, 2004	June 16, 2009	Semi-annually	$200,000	10%	$200,000	$200,000
October 22, 2004	October 22, 2011	Semi-annually	$300,000	8.375%	$300,000	$300,000
February 11, 2005	February 11, 2010	Semi-annual	$300,000	8%	$300,000	$300,000
May 22, 2006	May 22, 2016	Semi-annually	$600,000	8.25%	$600,000	$600,000
Total					$1,417,234	$1,417,234

On May 22, 2006, UBS and VimpelCom entered into a Loan for $600,000 and reduced the principal amount of the Loan dated June 16, 2004 to $17, 234. UBS completed an offering of

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

US$600,000 8.25% loan participation notes due 2016 (the “2016 Notes”) for the sole purpose of funding such US$600,000 loan (the “2016 Loan”) to VimpelCom. US$367,234 principal amount of the 2016 Notes was issued in a concurrent offer (the “Concurrent Offer”) for cash consideration and US$232,766 principal amount of the 2016 Notes was issued in an exchange offer (the “Exchange Offer”) in exchange for an equal principal amount of validly tendered and accepted 10.0% loan participation notes due 2009 (the “2009 Notes”) issued in June and July 2004. As a consequence of the Exchange Offer, the obligation of UBS (Luxembourg) S.A. to advance the remaining US$232,766 principal under the 2016 Loan was offset against the tendered 2009 Notes, thereby reducing the aggregate outstanding principal amount due under the Loans due June 16, 2009 from US$450,000 to US$217,234. Deferred financing costs relating to the 2016 Notes offering (which includes gross issuance cost and the compensatory fee connected with the Exchange Offer) comprised US$28,421 and will be amortized over 10 years.

(2)	In April 2004, Sberbank provided a five-year, US dollar denominated, secured, non-revolving credit line of US$130,000 to VimpelCom. The loan is to be repaid in eight equal installments, on a quarterly basis, commencing February 27, 2007. The interest rate as of December 31, 2007, was 8.5% per annum and is subject to change by Sberbank upon the occurrence of certain events. In 2004, VimpelCom signed a series of pledge agreements with Sberbank. As of December 31, 2007, assets pledged as collateral against this credit line included VimpelCom’s 100% of shares of RTI Service-Svyaz (“RTI”) and promissory notes issued by VimpelCom to Impuls-KB with a nominal amount of 1,610,000 thousand roubles (US$65,591 at the exchange rate as of December 31, 2007). The carrying amount of net assets of RTI Service-Svyaz was $13,404 in the accompanying consolidated balance sheet as of December 31, 2007. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line, outstanding as of December 31, 2007, was US$64,900.

On August 31, 2006, Sberbank provided VimpelCom with a three-year Russian rouble denominated non-revolving credit line in the amount of 6,000 million Russian roubles (US$244,437 at the exchange rate as of December 31, 2007). The loan bears annual interest at a rate of 8.5%, which may be changed unilaterally by Sberbank upon the occurrence of certain events, such as a change in Russian law or a change in the interest rate of the Central Bank of Russia. As of December 31, 2007, assets pledged as collateral against this loan consisted of promissory notes issued by VimpelCom to RTI and Impuls-KB with a nominal amount of 2,930,000 thousand roubles (US$119,367 at the exchange rate as of December 31, 2007). The loan will be repaid in three quarterly installments, the first of which will be on February 27, 2009, and the last of which will be on August 30, 2009. On February 26, 2007 VimpelCom drew down 6,000 million Russian roubles under this non-revolving credit line with Sberbank. As of December 31, 2007, the principal debt outstanding under this loan agreement was 6,000 million Russian roubles (US$244,437 at the exchange rate as of December 31, 2007).

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(3)	On November 18, 2005, VimpelCom signed a US$250,000 syndicated loan agreement arranged by Citigroup and Sumitomo Mitsui Banking Corporation Europe Limited (“SMBC”), who were also acting as book-runners for the financing. The facility is a three-year unsecured syndicated loan, consisting of a US$147 million revolving loan (“Facility A”) and a US$103 million amortizing term loan (“Facility B”). The facility currently bears interest an annual rate of LIBOR plus 1.35% for Facility A, and LIBOR plus 1.50% for Facility B, and 0.15% utilization fee for disbursements over 50% of the total commitment. The interest rate adjusts based on the Company’s credit ratings. As of December 31, 2007, the principal debt outstanding under this Facility B was US$82,400. VimpelCom drew down US$147,000 on Facility A on December 27, 2007. As of December 31, 2007, the total outstanding indebtedness under the loan agreement was US$229,400.
(4)	On February 24, 2004, Svenska Handelsbanken AB provided a seven-year; US dollar denominated credit line of US$69,700 to VimpelCom under guarantee of the Swedish Export Credits Guarantee Board (“EKN”). The loan is to be repaid in fourteen equal installments, on a semi-annual basis, commencing not later than November 20, 2004. The loan bears interest at the rate of six-month LIBOR plus 0.325%, which is payable semi-annually. Under the loan agreement, VimpelCom is subject to certain defined debt covenant restrictions, including several restrictions related to financial condition. The principal amount outstanding under this credit line as of December 31, 2007, was US$34,850.

On November 3, 2005, VimpelCom signed a US$99,705 loan agreement with Svenska Handelsbanken AB under an EKN guarantee. The loan bears interest at LIBOR plus 0.325% per annum. Each tranche borrowed under this loan is to be repaid in fourteen equal installments on a semi-annual basis commencing not later than May 30, 2006. The facility was available for drawing until and including April 30, 2006. As of December 31, 2007, the principal debt under this loan agreement was US$71,217.

(5)	On March 26, 2007, VimpelCom’s wholly owned subsidiary URS signed a US$100,000 loan agreement with Standard Bank Plc, Sumitomo SMBC and VTB Bank Europe plc. The facility bears interest at a rate of LIBOR plus 1.15% and is fully guaranteed by VimpelCom. The loan will be repaid in five installments, starting from March 26, 2009. On September 18, 2007, URS drew down US$100,000 under this loan agreement. As of December 31, 2007, the principal amount of debt outstanding under this facility was US$100,000.
(6)

On December 16, 2005, KaR-Tel signed a US$100,000 loan agreement with the European Bank of Reconstruction and Development (the “EBRD”). The EBRD granted US$50,000 from its own sources and another US$50,000 was granted by participation with a group of banks: Citigroup, Bayerische Hypo- und Vereinsbank, Raffeisen Zentralbank Osterreich and Nordea Bank AB. The original interest rate was LIBOR plus 3.9% for the tranche from the EBRD and LIBOR plus 3.5% for the tranche from the participant banks. VimpelCom provided a parent guarantee for up to US$20,000. As of December 31, 2007, the principal debt under this loan agreement was US$90,000. On December 29, 2007, KaR-Tel and EBRD signed the Amended and Restated Loan Agreement in which the parties agreed to increase the amount of the loan facility available to KaR-Tel up to US$130,000 and to amend certain

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

other terms and conditions. The amended agreement allows for the extension of the debt up to 7 years and changes the applicable interest rates to LIBOR plus 2.05% for the EBRD tranche and the participant banks are at LIBOR plus 1.85% for the participant bank tranche. The agreement will become effective in 2008 when the participating banks sign the agreement. The loan has a number of financial covenants that in case of breach would require KaR-Tel to repay the debt before the stated maturity date.

(7)	On November 1, 2006, VimpelCom signed a six-year US$99,350 loan agreement arranged by Citibank N.A. (“Citigroup”), and insured by Euler Hermes Kreditversicherungs AG (“ECA”). The loan bears interest at the rate of LIBOR plus 0.1% per annum. The first tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing on November 21, 2006. The second tranche borrowed under this loan is to be repaid in twelve equal installments on a semi-annual basis commencing not later than May 6, 2007. The principal amount of debt outstanding under this loan as of December 31, 2007 was US$77,634.
(8)	On February 28, 2005, VimpelCom signed a US$425,000 syndicated loan agreement with Citigroup and Standard Bank London Limited (“Standard Bank”) as mandated lead managers. The facility is a three-year unsecured loan, with quarterly principal payments beginning one year after the signing date, and bears interest at LIBOR plus 2.5% per annum. On August 29, 2006, VimpelCom signed an amendment and restated agreement to the facility agreement. Pursuant to the amended and restated facility agreement, the interest rate margin under the facility was reduced from 2.5% to 1% p.a. and certain restrictive covenants were adjusted to be in line with covenants of the syndicated loan facility arranged on November 18, 2005, by Citigroup and SMBC. As of December 31, 2007, there was US$47,223 of principal amount outstanding under the facility.
(9)	On June 30, 2005, VimpelCom signed two unsecured loan agreements in an aggregate amount of US$59,000 with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB. The loans have identical terms and bear interest at LIBOR plus 0.35% per annum. The first loan is to be repaid in ten equal installments on a semi-annual basis commencing November 7, 2005, and the second loan is to be repaid in ten equal installments on a semi-annual basis commencing November 18, 2005. As of December 31, 2007, the principal amount outstanding under these loan agreements was US$29,275.

On June 30, 2005, Vostok-Zapad Telecom, at the time a subsidiary of VimpelCom and since merged into VimpelCom, signed a US$22,525 loan agreement with Bayerische Hypo- und Vereinsbank AG and Nordea Bank AB under ECA guarantee. In 2006 Vostok-Zapad Telecom was merged into VimpelCom and VimpelCom assumed Vostok-Zapad Telecom’s obligations under this loan facility. The loan bears interest at LIBOR plus 0.35% per annum. The first tranche borrowed under this loan agreement is to be repaid in ten equal installments on a semi-annual basis commencing November 16, 2005, and the second tranche is to be repaid in ten installments on a semi-annual basis commencing April 18, 2006. As of December 31, 2007 the principal amount outstanding under this loan agreement was US$11,763.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(10)	On October 19, 2006 URS signed a US$40,000 loan agreement with Raiffeisen Zentralbank Österreich Aktiengesellschaft. The facility bears interest at a rate of LIBOR plus 1.25% and is fully guaranteed by VimpelCom. The loan should be repaid in five equal quarterly installments starting on October 26, 2008. As of December 31, 2007, the principal amount of debt outstanding under this loan agreement was US$40,000
(11)	On December 12, 2006 URS signed a US$40,000 loan agreement with Bayerische Landesbank. The facility bears interest at a rate of LIBOR plus 1.0 % and is fully guaranteed by VimpelCom. The loan should be repaid in five equal quarterly installments starting on December 19, 2008. As of December 31, 2007 the principal amount of debt outstanding under this facility was US$40,000.
(12)	In April 2007, VimpelCom entered into an agreement to sell a 33.3% ownership interest in its wholly-owned subsidiary, Freevale Enterprises, Inc. (BVI) for a sale price of US$20,000. Freevale Enterprises owns 21.0% of Unitel LLC (“Unitel”), an indirect subsidiary of VimpelCom registered in Uzbekistan. The sale effectively represents 7% of Unitel. The transaction was finalized on June 14, 2007. In connection with this agreement, the purchaser granted to VimpelCom an option to acquire the entire remaining interest held by the purchaser and, simultaneously, VimpelCom granted to the purchaser an option to sell to VimpelCom the entire remaining interest held by the purchaser. The future price is based on a formula; however in no event will the future price be less than US$57,500 or more than US$60,000. Following the provisions of EITF No. 00-4, Majority Owner’s Accounting for a Transaction in the Shares of a Consolidated Subsidiary and a Derivative Indexed to the Minority Interest in That Subsidiary, the sale consideration was accounted for as a secured borrowing of US$20,000. The borrowing will be accreted to the minimum purchase price of the put and call arrangement up to August 31, 2009, which is the date at which the put and call options first become exercisable. As of December 31, 2007, principal amount of debt outstanding under this agreement was US$25,967.
(13)	On November 9, 2006, URS signed a US$20,000 loan agreement with OTP Bank (formerly Raiffeisen Ukraine). The facility bears annual interest at a rate of LIBOR plus 3.0% and is fully guaranteed by VimpelCom. The loan should be repaid in four equal quarterly installments starting on January 20, 2009. As of December 31, 2007, the principal amount outstanding under this loan agreement was US$10,000.

Equipment Financing Obligations

VimpelCom has entered into agreements with different equipment vendors for the purchase and installation of mobile telecommunications GSM network equipment. These agreements allow for the expenditures to be deferred similar to a long term debt agreement. The following table provides a summary of VimpelCom’s material outstanding equipment financing indebtedness, including bank loans obtained for the purposes of financing equipment purchases.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Borrower		Vendor	Interest rate	Outstanding debt as of December 31,		Maturity date	Security
				2007	2006
VimpelCom	(1)	HSBC	6 month MOSPRIME + 0.08%	$82,197	—	Semiannually, September 28, 2007 – March 2014	EKN guarantee
KaR-Tel	(2)	Citibank International Plc	6 month LIBOR +0.25% 6 month LIBOR +0.30%	$42,011	$21,829	Semiannually, January 24, 2007 - August 28, 2011	VimpelCom guarantee
KaR-Tel	(3)	HVB	6 month LIBOR +0.4% 6 month LIBOR +0.2%	$33,687	$31,335	Semiannually, final – December 21, 2011	ATF Bank guarantee
Unitel	(4)	Huawei	8.0%	$17,559	$18,608	Various dates through 2008	Network equipment
Tacom	(5)	Huawei	8.0%	$4,886	$3,143	Various dates through 2008	Network equipment
URS	(6)	Huawei	7%	$10,817	$5,648	Various dates through 2008	None
ArmenTel	(7)	Intracom SA	from 3m EURIBOR + 1.5% to 12m EURIBOR + 1.5% , 12m LIBOR plus 1.5%	$21,005	$27,581	Various dates through 2011	None
ArmenTel	(8)	BNP Paribas	Six-month EURIBOR+0.9%	$13,843	$15,004	Various dates through 2010	None
ArmenTel		Siemens A.E	Three-month EURIBOR +1.5%	$1,402	$2,605	Various dates through 2012	None
Other				$5,302	$21,066

Total equipment financing				$232,709	$146,819
Less current portion				(81,050)	(63,457)
Long-term equipment financing				$151,659	$83,362

(1)	On September 10, 2007, VimpelCom signed a facility agreement with HSBC Bank PLC. This is a rouble denominated Swedish export credit facility supported by EKN for the total amount of 2,100 million Russian roubles. The facility is to finance equipment and services provided to VimpelCom by Ericsson on a reimbursement basis. The outstanding balance including the accrued interest under this loan as of December 31, 2007 was US$82,197.
(2)	On September 6, 2005, KaR-Tel signed a US$30,000 facility agreement with Citibank Int. plc under an English Credit Guarantee Department (“ECGD”) guarantee. The purpose of the loan is refinancing of telecommunications equipment delivered from Motorola. VimpelCom provided a parent guarantee for up to US$30,000. As of December 31, 2007 the outstanding balance including the accrued interest was US$15,992 under this loan.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

On June 19, 2007, KaR-Tel signed a US$28,599 Facility Agreement with Citibank International plc under an ECGD guarantee. The purpose of the loan is refinancing the deliveries of Motorola telecommunications equipment in 2006-2007. VimpelCom extended its parent guarantee covering the September 6, 2005 loan between KaR-Tel and Citibank International plc, guaranteed by ECGD, to cover this June 19, 2007 loan, for an aggregate parent guarantee of up to US$30,000 for both loans. The outstanding balance including the accrued interest under this loan as of December 31, 2007 was US$26,019.

(3)	On December 28, 2006 KaR-Tel borrowed USD $31,320 under a loan agreement with the Bayerische Hypo- und Vereinsbank AG (“HVB”). The facility is guaranteed by Euler Hermes Kreditversicherungs AG. The loan was provided with a guarantee from ATF Bank amounting to US$20,000. The facility was secured by a pledge of telecommunication equipment with a pledge value of USD 23,756. The outstanding balance including the accrued interest as at December 31, 2007, was US$21,931.

On June 26, 2007 KaR-Tel signed a EUR10,624 loan agreement with HVB to refinance the deliveries of Ericsson equipment through 2006 – 2007. The outstanding balance including the accrued interest under this loan as of December 31, 2007 was US$11,756.

(4)	In 2006 Unitel entered into several deferred payment agreements with Huawei Technologies (“Huawei”) for the purchase of telecommunications equipment for an amount up to US$10,743. This indebtedness is secured by the equipment acquired from Huawei and is due on various dates through 2008. As of December 31, 2007 the outstanding balance including the accrued interest under these agreements was US$2,803.

In February 2007 Unitel entered into a vendor financing agreement with Huawei providing for financing of an amount up to US$6,900. This debt is secured by the pledge of equipment acquired from Huawei. In April 2007 the parties signed a Supplementary Agreement, increasing total value of the vendor financing agreement up to $7,800. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2007, was US$ 3,994.

In July 27, 2007 Unitel entered into a vendor financing agreement with Huawei, for an amount up to US$6,265. This debt is secured by the pledge of equipment acquired from Huawei. On September 29, 2007 Unitel entered into an additional vendor financing agreement with Huawei for financing of an amount up to US$9,600. This debt is also secured by the pledge of equipment acquired from Huawei. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2007, was US$4,385.

In October 2007 Unitel entered into vendor financing agreement with Huawei providing for financing of an amount up to $8,676. This debt is secured by the pledge of equipment acquired from Huawei. The outstanding balance including the accrued interest under this vendor financing agreement as of December 31, 2007, was US$ 6,377.

(5)	In April, 2006, Tacom entered into a vendor financing arrangement with Huawei for the purchase of the GSM equipment. This indebtedness is secured by the equipment acquired from Huawei. As of December 31, 2007, outstanding balance including the accrued interest under this agreement including the accrued interest was US$4,886.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

(6)	On June 30, 2006, URS and Huawei signed a vendor financing agreement with a total contract value of US$16,819. As of December 31, 2007, outstanding balance including the accrued interest under this agreement was US$10,817.
(7)	On November 16, 2006, when VimpelCom completed the acquisition of ArmenTel (Note 3), ArmenTel had vendor financing agreements with Intracom SA. The following loans were used for purchasing telecommunications equipment and developing their network:

The loan for the total amount of US$32,000, was signed on August 7, 1999. The balance, including accrued interest, as of December 31, 2007 is US$483. The loan matures in June 2008.

The loan for the total amount of EUR48,726 was signed on July 1, 2002. The balance, including accrued interest, as of December 31, 2007, is $11,059. The loan matures in June 2012.

Three loans, for the total amount of EUR6,905, were signed on October 20, 2005, March 23, 2006, and April 14, 2006. The cumulative balances, including accrued interest, as of December 31, 2007 amounted to US$9,463.

(8)	ArmenTel entered into a vendor financing agreement with BNP Paribas on March 21, 2006, for financing telecommunication equipment with Siemens Belgium. The outstanding balance, including accrued interest, as at December 31, 2007 was US$13,843.
(9)	ArmenTel signed a vendor financing agreement with Siemens AE for financing telecommunication equipment on March 30, 2006. The outstanding balance, including accrued interest, as at December 31, 2007 was US$1,402.

Future payments under bank loans and equipment financing are as follows:

2008	526,512
2009	777,644
2010	440,461
2011	365,690
2012	38,633
Thereafter	617,669
Total	2,766,609

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

11.	Shareholders’ Equity

In 1996, VimpelCom issued 6,426,600 shares of preferred stock. As of December 31, 2007, all of the shares of preferred stock were owned by Eco Telecom. Each share of preferred stock entitles its holder to (i) one vote, (ii) to receive a fixed dividend of .001 rouble per share per year and (iii) to receive a fixed liquidation value of .005 rouble per share in the event of VimpelCom’s liquidation, to the extent there are sufficient funds available. As of December 31, 2007, the official exchange rate was 24.55 rubles per 1 US dollar. Each share of preferred stock is convertible into one share of common stock at any time after June 30, 2016, at the election of the holder upon payment to VimpelCom of a conversion premium equal to 100% of the market value of one share of common stock at the time of conversion.

On April 22, 2005, VimpelCom’s Board of Directors (the “Board”) approved Amendment No. 1 to the Amended and Restated Stock Option Plan (the “Plan”) in order to increase the maximum aggregate number of shares authorized under the plan from 250,000 to 450,000 and to extend the expiration date of the Plan from December 31, 2006, to December 31, 2015. In June 2005, VimpelCom purchased 135,508 shares of its common stock for US$18,374 in open market transactions and then transferred these shares to VC ESOP N.V. VimpelCom utilized the purchased shares for the issuance of stock based compensation awards under the Plan. On April 7, 2006, the Board of Directors approved Amendment No. 2 to the Plan in order to increase the maximum aggregate number of shares authorized under the Plan from 450,000 to 650,000. In April and May 2006, VC ESOP N.V. purchased 200,000 shares of VimpelCom’s common stock for US$38,535 in open market transactions, the purchased shares were utilized for the issuance of stock based compensation awards under the Plan. On May 24, 2006, the Board of Directors approved Amendment No. 3 to the Plan making certain amendments to the method of exercise under the Plan.

On December 14, 2006, the Board approved Amendment No. 4 to the Plan in order to increase the maximum aggregate number of shares authorized under the Plan from 650,000 to 1,050,000 and established a systematic purchasing plan under Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), to facilitate repurchases of up to 1,050,000 ADRs (before the change in the ADR ratio mentioned below). Rule 10b5-1 permits a public company to repurchase its shares at times when it ordinarily would not be in the market because of self-imposed trading blackout periods. Under VimpelCom’s Rule 10b5-1 plan, certain specified amounts of ADRs may be purchased on a daily basis provided that specified trading prices are achieved. Purchases may be made in the open market or through privately negotiated transactions, all in accordance with U.S. and Russian securities law, including the volume, price, timing and other requirements of Rule 10b-18 of the Exchange Act. VimpelCom’s Rule 10b5-1 plan commenced on May 1, 2007, and 800,000 ADRs (the equivalent of 200,000 shares of the Company’s common stock, prior to the adjustment in the ADR ratio mentioned below) were repurchased between May 1, 2007, and May 8, 2007, at an average price of US$101.29 (pre-ADR split as discussed below), for a total aggregate consideration of approximately US$81,000. VimpelCom also intends to establish a similar purchasing plan in 2008 to facilitate repurchases of up to an additional 4,000,000 ADRs, which is equivalent of up to 200,000 shares of the Company’s common stock (as adjusted for the change in the ADR ratio mentioned below).

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

The shares held by VC ESOP N.V. (504,182 shares and 404,395 shares as of December 31, 2007 and 2006, respectively) were treated as treasury shares in the accompanying consolidated financial statements.

The Company’s Annual General Shareholders Meeting held on June 29, 2007, voted in favor of approval to pay in cash an annual dividend to holders of common registered shares based upon the results of the 2006 fiscal year. The approved dividend was in the amount of Rouble (“RUR”) 166.88 per common share of VimpelCom stock, or approximately $1.62 per ADR at the date of approval (before the change in the ADR ratio mentioned below), based on the Russian Central Bank exchange rate as of June 29, 2007, amounting to a total of RUR 8.6 billion (or approximately $331,742 based on the Russian Central Bank exchange rate as of June 29, 2007). In accordance with Russian tax legislation, VimpelCom withheld a tax of up to 30% on the dividend amount upon payment, which was approximately RUR1.2 billion (or approximately $44,664 based on the Russian Central Bank exchange rate as of June 29, 2007).

On August 8, 2007, VimpelCom announced a change in the ratio of its ADRs traded on the New York Stock Exchange from four ADRs for one common share to 20 ADRs for one common share effective August 21, 2007. To implement the ratio change, VimpelCom ADR holders of record at the close of business on August 17, 2007, received four additional ADRs for every ADR held. The distribution date to ADR holders was August 21, 2007. There were no changes to VimpelCom’s underlying common shares. All ADR amounts in the accompanying financial statements have been restated to reflect the revised ratio, except where otherwise indicated.

Each outstanding share of VimpelCom’s common stock entitles its holder to participate in shareholders meetings, to receive dividends in such amounts as have been validly approved by shareholders, and in the event of VimpelCom’s liquidation, to receive part of VimpelCom’s assets to the extent there are sufficient funds available.

In accordance with Russian legislation, VimpelCom can distribute all profits as dividends or invest them into the operations. Dividends may only be declared from accumulated undistributed and unreserved earnings as shown in the Russian statutory financial statements, not out of amounts previously transferred to reserves. In accordance with Russian tax legislation, dividends are subject to a withholding tax of up to 15% when payable, starting from January 1, 2008. Transfers to reserves have been insignificant through December 31, 2007. As of December 31, 2007, VimpelCom’s retained earnings distributable under Russian legislation were US$4,620,024 (non-audited), at the official year-end exchange rate.

12.	Income Taxes

VimpelCom and its subsidiaries file their tax returns as prescribed by the tax laws of the jurisdictions in which they operate. The provision for income taxes varies from the amount computed by applying the statutory rate (24%) to income before taxes due to certain tax benefits allowed under applicable tax legislation, the non-deductibility of certain expenses and income (loss) being generated in jurisdictions having different tax rates (Kazakhstan – 30%, Ukraine and Tajikistan – 25%, Armenia and Georgia – 20%, in Uzbekistan there is a complex income tax regime, that results in an effective rate of approximately 17%). Income tax exemptions relate primarily to accumulated tax losses, which may be carried forward for use against future taxable income. Non-deductible expenses consist primarily of legal, consulting, representational and other expenses in excess of allowable limits.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Income tax expense consisted of the following for the years ended December 31:

	2007	2006	2005
Current income taxes	$561,070	$330,520	$217,319
Deferred taxes	32,858	60,143	4,582

	$593,928	$390,663	$221,901

A reconciliation between the income tax expense reported in the accompanying consolidated financial statements and income before taxes multiplied by the Russian Federation statutory tax rate of 24% for the years ended December 31 is as follows:

	2007	2006	2005
Income tax expense computed on income before taxes at Russian statutory tax rate	$508,886	$290,913	$201,703
Effect of differing tax rates in different jurisdictions	8,984	1,120	(387)
Effect of difference in foreign exchange gain/loss recognition	—	25,197	(11,332)
Effect of non-deductible expenses	71,028	42,246	27,653
Taxable capital contribution	15,001	—	—
Effect of tax claims	(615)	26,531	(5,322)
Other	(9,356)	4,656	9,586

Income tax expense reported in the accompanying consolidated financial statements	$593,928	$390,663	$221,901

In 2006 and 2005, VimpelCom completed a series of significant acquisitions which resulted in the recognition of the fair values of assets and liabilities as of the dates of acquisition (Note 3). The purchase price allocation conducted by the Company resulted in a significant increase in the deferred tax liabilities associated with the fair value of the property and equipment, licenses and other intangible assets recognized in the purchase accounting.

Loss carry forwards pertain mainly to URS and can be rolled forward indefinitely according to the current Ukrainian tax legislation. The Company considers the earnings of it’s foreign subsidiaries to be indefinitely invested.

For financial reporting purposes, a valuation allowance has been recognized to reflect management’s estimate for realization of the deferred tax assets. Valuation allowances are provided when it is more likely than not that some or all of the deferred tax assets will not be realized in the future. These evaluations are based on expectations of future taxable income and reversals of the various taxable temporary differences.

Starting from January 1, 2007, the Company adopted the provisions of FIN 48 (Note 2). The reconciliation of the total amounts of unrecognized tax benefit for the year ended December 31, 2007 presented in the table below:

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Balance as of January 1, 2007 adoption	$44,344
The gross amounts of the increase (decreases) in unrecognized tax benefits, included in income tax expense in the accompanying consolidated statements of income, as a result of:
Increase of tax positions taken during the current period	3,146
Decrease of tax positions taken during the current period	(353)
Increase of tax positions taken during a prior period	5,880
Decrease of tax positions taken during a prior period	(9,441)
The amount of decreases in the unrecognized tax benefits as a result of resolution through litigation	(1,063)
Foreign currency translation adjustment	2,567

Balance as of December 31, 2007	$45,080

The amount of total unrecognized tax benefit as of December 31, 2007, includes US$20,169 of unrecognized tax benefits that, if recognized, would affect the effective income tax rate in any future periods.

At January 1, 2007, the Company had accrued US$12,519 and US$7,085 for the potential payment of fines and penalties (interest), respectively. For the year ended December 31, 2007, the Company accrued additional fines and penalties (interest) of US$1,488 and US$4,826, respectively. The total amounts of fines and penalties (interest) recognized in the consolidated balance sheet as of December 31, 2007, comprised US$10,311 and US$10,148, respectively.

The Russian Tax inspectorate has completed its examination of VimpelCom’s tax filings for the years 2003-2004 (Note 18). The court hearings related to the tax inspectorate claims resulting from that examination, if finalized in 2008 could possibly change the amount of the unrecognized income tax benefits.

The total amount of unrecognized tax benefit that could significantly increase or decrease within 12 months due to lapse of statutory limitation term or the results of foregoing litigations (Note 19) comprised US$37,077 as of December 31, 2007.

Due to the fact that, subject to certain legal issues, the 2004 year remains open to a repeated examination by the tax authorities, the Company considers the tax years from 2004 through 2007 to be open. VimpelCom’s subsidiaries in Tajikistan, Ukraine and Uzbekistan are subject to income tax examinations for the tax years 2004 through 2007; the subsidiary in Georgia is subject to income tax examination for the tax years 2001 through 2007; the subsidiary in Kazakhstan is subject to income tax examination for the tax years 2003 through 2007; and the subsidiary in Armenia is subject to income tax examination for 2006—2007. Management is unable to reliably predict the outcome of any tax examinations and the materiality of their impact on VimpelCom’s consolidated financial statements, if any.

The following deferred tax balances were calculated by applying the presently enacted statutory tax rate applicable to the period in which the temporary differences between the carrying amounts and tax base of assets and liabilities are expected to reverse. The amounts reported in the accompanying consolidated financial statements at December 31 consisted of the following:

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

	2007	2006
Deferred tax assets:
Short term
Accrued operating and interest expenses	22 255	27 413
Deferred revenue	70 864	87 432
Bad debts assets	5 731	881
Derivatives	2 678	3 059
Loss carry-forwards	8 408	8 681
Long term
Accrued operating and interest expenses	11 189	3 372
Property and equipment	5 707	2 297
Loss carry-forwards	610	—
	127 442	133 135
Valuation allowance	(10,280)	(10,455)

	117 162	122 680
Deferred tax liabilities:
Short term
Bad debts liabilities	1 249	1 632
Long term
Property and equipment	312 445	222 753
Licenses and allocation of frequencies	175 959	219 960
Other intangible assets	58 225	50 827
Other non-current assets	43 818	37 509
Accounts payable	2 043	2 283
Forward agreement	1 292	362

	595 031	535 326

Net deferred tax liabilities	477,869	412,646
Add current deferred tax assets	98,407	115,379
Total long-term net deferred tax liability	576,276	528,025

13.	Valuation and Qualifying Accounts

The following summarizes the changes in the allowance for doubtful accounts for the years ended December 31, 2007, 2006 and 2005:

Balance as of December 31, 2004	$12,884
Provision for bad debts	13,668
Accounts receivable written off	(10,085)

Balance as of December 31, 2005	16,467
Provision for bad debts	25,781
Accounts receivable written off	(2,765)

Balance as of December 31, 2006	39,483
Provision for bad debts	62,444
Accounts receivable written off	(52,823)

Balance as of December 31, 2007	$49,104

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

The provision for bad debts included in the accompanying consolidated statements of income is net of related value-added taxes of US$9,525, US$3,933 and US$2,085 for the years ended December 31, 2007, 2006 and 2005 respectively.

14.	Related Party Transactions

The Company from time to time enters into certain transactions with its shareholders and their affiliates and other related parties.

VimpelCom maintains bank accounts in Alfa Bank, which are used for payroll and other payments in the ordinary course of business. The balances in these bank accounts were US$52,736 and US$850 at December 31, 2007 and 2006, respectively.

VimpelCom has contracts for the rent of channels from ZAO Investelectrosvyaz (working under the trademark “Corbina”), a broadband operator based in Moscow, in the amount of US$8,160, US$5,567 and US$5,575 for the years ended December 31, 2007, 2006 and 2005, respectively. Accounts payable due to Investelectrosvyaz amounted to US$1,097 and US$574 as of December 31, 2007 and 2006, respectively.

VimpelCom also has a contract to provide telecommunication services to Investelectrosvyaz. Total revenue under the Investelectrosvyaz contract included in service revenue in the accompanying consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 amounted to US$21,079, US$8,407 and US$8,116 respectively. Accounts receivable due from Investelectrosvyaz amounted to US$5,272 and US$4,760 as of December 31, 2007 and 2006, respectively.

VimpelCom purchased bill delivery services from its affiliate Firma Kurier in the amount of US$2,476, US$2,292 and US$2,315 for the years ended December 31, 2007, 2006 and 2005, respectively. The amounts payable to Firma Kurier were US$205 and $40 as of December 31, 2007 and 2006, respectively.

VimpelCom provides to CSI Loyalty Partners Limited, its affiliate, maintenance and support services for the amount of US$520 and US$111 for the years ended December 31, 2007 and 2006, respectively. The amounts receivable from CSI Loyalty Partners Limited were US$133 and $93 as of December 31, 2007 and 2006, respectively.

Also CSI Loyalty Partners Limited is the provider of subscriber loyalty programs for VimpelCom, the commission that VimpelCom pays for these services comprised US$5,516 and US$2,115 for the years ended December 31, 2007 and 2006, respectively. The amounts payable to CSI Loyalty Partners Limited were US$1,422 and $421 as of December 31, 2007 and 2006, respectively.

In February 2006, the Board approved a General Agreement with Telenor Russia AS for provision of personnel and a General Services Agreement with Telenor Russia AS, both of which were effective starting from September 1, 2005, in replacement of the 2003 General

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Services Agreement. Total expense under the General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the years ended December 31, 2007, 2006 and 2005 amounted to US$590, US$1,293, US$2,625, respectively. As of December 31, 2007 and 2006, the liability to Telenor Russia AS amounted to US$49 and nil, respectively.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

In October, 2006, a new General Services Agreement with Altimo for provision of services came into effect. Total expense under this new General Services Agreement included in selling, general and administrative expenses in the accompanying consolidated statements of income for the year ended December 31, 2007 and 2006, amounted to US$1,806 and US$384, respectively. There were no amounts payables at the years ended December 31, 2007 and 2006.

On November 10, 2005, VimpelCom acquired 100% of the issued and outstanding stock of each of Crayola Properties Limited, Cradel Investments Limited, Wintop Management Limited, Crisden Holdings Limited and Cellcroft Holdings Limited, which together owned a 100% interest in URS (Note 3), for a total cash purchase price of approximately US$231,200. VimpelCom also assumed approximately US$22,800 in URS debt. At the time of the acquisition, one of the members of Company’s Board was on the board of directors of one of the sellers, Karino Trading Limited.

15.	Earnings per Share

Net income per common share for all periods presented has been determined in accordance with SFAS No. 128, Earnings per Share, by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income per share of common stock has been adjusted by a factor of twenty to determine net income per ADR equivalent as each ADR is equivalent to one-twentieth of one share of common stock.

The following table sets forth the computation of basic and diluted earnings per share:

	Years ended December 31,
	2007	2006	2005
	(In thousands of US dollars, except per share amounts)
Numerator:
Net income before cumulative effect of change in accounting principle	$1,462,706	$813,371	$615,131
Denominator:
Denominator for basic earnings per share – weighted average shares	50,818	50,911	51,066
Effect of dilutive securities:
Employee stock options	—	36	19

Denominator for diluted earnings per share – assumed conversions	50,818	50,947	51,085

Basic net income per common share	$28.78	$15.98	$12.05

Diluted net income per common share	$28.78	$15.97	$12.04

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

16.	Segment Information

Historically, VimpelCom has reflected its reportable segments on a geographical basis. Management has historically taken this approach as this is effectively how the business is managed, which is in line with the requirements of SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information (“SFAS No. 131”). Management analyzes the reportable geographical segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies. Starting from December 31, 2006, VimpelCom had seven reportable geographical segments: the Russian Federation, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia. The segment data for acquired operations are reflected herein from the date of their acquisitions.

The Board and management utilize more than one measurement and multiple views of data to measure segment performance. However, the dominant measurements are consistent with VimpelCom’s consolidated financial statements and, accordingly, are reported on the same basis herein. Management evaluates the performance of its segments primarily based on revenue, operating income, income before income taxes and net income along with cash flows and overall economic returns. Inter-segment revenues are eliminated in consolidation. Inter-segment revenues may be accounted for at amounts different from sales to unaffiliated companies. The accounting policies of the segments are the same as those of VimpelCom.

Financial information by reportable segment for the years ended December 31, 2007, 2006 and 2005 is presented in the following tables.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2007:

	Russia	Kazakhstan	Ukraine	Tajikistan	Uzbekistan	Georgia	Armenia	Total
Total net operating revenues from external customers	6,090,315	607,642	105,451	23,657	107,450	1,460	235,123	7,171,098
Total intersegment revenues	3,355	2,844	6,159	120	653	7	629	13,767
Depreciation and amortization	1,108,972	105,814	43,735	3,994	29,223	7,193	91,622	1,390,553
Operating income	1,991,832	216,809	(43,227)	(1,231)	25,509	(14,623)	31,121	2,206,190
Interest income	31,868	230	30	2	35	46	810	33,021
Interest expense	(168,945)	(12,602)	(9,536)	(453)	(973)	(18)	(2,312)	(194,839)
Income before income taxes and minority interest	1,937,085	215,403	(62,716)	(4,480)	21,575	(14,110)	27,599	2,120,356
Income tax expense	514,818	73,763	(3,097)	1,272	2,005	791	4,376	593,928
Net income	1,422,268	141,640	(59,619)	(5,752)	19,570	(14,902)	23,223	1,526,428
Segment assets	7,386,243	993,724	600,156	94,696	1,004,558	106,246	772,356	10,957,978
Non-current assets other than goodwill	5,613,004	742,692	464,305	67,747	267,428	103,298	545,785	7,804,259
Goodwill	451,428	193,393	81,999	13,063	154,061	—	145,873	1,039,816
Expenditures for long-lived assets	1,072,520	213,928	156,537	45,529	133,867	59,712	90,725	1,772,819

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2006:

	Russia	Kazakhstan	Ukraine	Tajikistan	Uzbekistan	Georgia	Armenia	Total
Total net operating revenues from external customers	4,400,296	350,043	33,726	1,182	55,358	—	27,373	4,867,978
Total intersegment revenues	1,509	1,810	1,500	22	240	—	—	5,081
Depreciation and amortization	900,292	92,950	27,033	998	20,220	1,895	11,076	1,054,464
Operating income	1,403,247	47,630	(61,723)	(3,445)	11,860	(2,464)	2,214	1,397,319
Interest income	22,599	47	179	—	439	3	82	23,349
Interest expense	173,796	15,799	3,305	562	637	79	104	194,282
Income before income taxes and minority interest	1,231,267	41,064	(68,581)	(4,373)	10,828	(2,060)	3,993	1,212,138
Income tax expense	373,666	21,298	(7,592)	39	2,588	(76)	740	390,663
Net income	857,601	19,766	(60,989)	(4,412)	8,240	(1,984)	3,253	821,475
Segment assets	6,569,851	826,329	388,258	38,635	186,916	40,082	622,616	8,672,687
Non-current assets other than goodwill	4,923,277	598,606	325,554	25,971	162,595	37,193	463,571	6,536,767
Goodwill	248,968	164,261	81,999	13,063	154,061	—	112,871	775,223
Expenditures for long-lived assets	1,049,481	175,685	201,977	44,561	18,670	12,476	9,263	1,512,113

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Year ended December 31, 2005:

	Russia	Kazakhstan	Ukraine	Tajikistan	Total
Total operating revenues from external customers	$3,032,976	$176,172	$1,970	$—	$3,211,118
Total intersegment revenues	291	752	—	—	1,043
Depreciation and amortization	535,372	55,079	2,827	—	593,278
Operating income	972,673	9,586	(4,227)	—	978,032
Interest income	11,260	5	40	—	11,305
Interest expense	140,565	9,503	—	—	150,068
Income before income taxes and minority interest	847,074	(2,126)	(4,518)	—	840,430
Income tax expense	226,753	(4,381)	(471)	—	221,901
Net income	620,321	2,255	(4,047)	—	618,529
Segment assets	5,383,139	668,443	296,643	16,467	6,364,692
Non-current assets other than goodwill	4,228,710	479,596	152,119	7,691	4,868,116
Goodwill	230,851	155,948	81,999	8,697	477,495
Expenditures for long-lived assets	$1,498,807	$136,538	$—	$—	$1,635,345

A reconciliation of VimpelCom’s total segment financial information to the corresponding consolidated amounts follows:

Revenues

	2007	2006	2005
Total net operating revenues from external customers for reportable segments	$7,171,098	$4,867,978	$3,211,118
Total intersegment revenues for reportable segments	13,767	5,081	1,043
Elimination of intersegment revenues	(13,767)	(5,081)	(1,043)

Total consolidated net operating revenues	$7,171,098	$4,867,978	$3,211,118

Net income (loss)

	2007	2006	2005
Total net income for reportable segments	$1,526,428	$821,475	$618,529
Minority interest in net (income) loss of subsidiaries	(63,722)	(8,104)	(3,398)
Cumulative effect of changes in accounting principles	—	(1,882)	—

Net income	$1,462,706	$811,489	$615,131

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

Assets

	December 31, 2007	December 31, 2006
Total assets for reportable segments	$10,957,978	$8,672,687
Elimination of intercompany receivables	(389,094)	(236,141)

Total consolidated assets	$10,568,884	$8,436,546

There are no non-current assets that are not allocated to the segments above. VimpelCom periodically funds it subsidiaries and segments with inter-company debt. For the segment totals reported above, total segment interest expense would be lower in total by $22,666, $7,878 and $2,620, respectively, for the years ended December 31, 2007, 2006 and 2005.

17.	Stock Based Compensation Plan

As discussed in Note 11, VimpelCom has adopted a stock based compensation plan, which has been amended since inception.

The Plan is administered by a Committee which, as of December 31, 2007, consisted of the Compensation Committee of VimpelCom’s Board. The Plan Committee has the power to determine the terms and conditions of grants under the Plan, including the number of options to be granted, the exercise price and the vesting schedule.

The following table summarizes the activity for the plan:

	Number of Options
	2007	2006	2005
Options outstanding, beginning of year	372,261	208,267	86,750
Options granted	279,500	273,500	181,000
Options exercised	(177,436)	(79,006)	(43,483)
Options forfeited	(14,500)	(30,500)	(16,000)

Options outstanding, end of year	459,825	372,261	208,267

Options exercisable, end of year	92,825	83,428	35,767

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

No options expired in the years ended December 31, 2007, 2006 or 2005. The following table summarizes the weighted-average exercise prices of options for each of the following groups of options as of December 31, 2007:

	Options granted in 2005	First options granted in 2006	Second options granted in 2006	First options granted in 2007	Second options granted in 2007	Total
The number of options outstanding, beginning of year	112,392	228,000	31,869	—	—	372,261
Weighted-average exercise price of options outstanding	136.9	177.0	120.8	—	—	160.10
The number of options granted	—	—	—	270,000	9,500	279,500
Weighted-average exercise price of options granted	—	—	—	401.9	496.2	405.1
The number of options exercised	(64,492)	(81,075)	(31,869)	—	—	(177,436)
Weighted-average exercise price of options exercised	136.9	177.0	120.8	—	—	152.3
The number of options forfeited	(1,500)	(4,500)	—	(8,500)	—	(14,500)
Weighted-average exercise price of options forfeited	136.9	177.0	—	401.9	—	304.7
Options outstanding, end of year	46,400	142,425	—	261,500	9,500	459,825
Weighted-average exercise price of options outstanding	136.9	177.0	—	401.9	496.2	307.4
The weighted-average remaining contractual life (years)	1.5	2.3	—	3.4	3.7	2.9
The aggregate intrinsic value of options outstanding	32,253	93,283	—	112,476	3,190	241,202
Out of the options outstanding at the end of the year
The number of options exercisable	46,400	46,425	—	—	—	92,825
Weighted-average exercise price of options exercisable	136.9	177.0	—	—	—	157.0
The weighted-average remaining contractual life (years)	1.5	2.3	—	—	—	1.9
The aggregate intrinsic value of options exercisable	32,253	30,406	—	—	—	62,659

The options granted generally vest at varying rates over two year periods. If certain events provided for in the Plan and the agreement relating to each option grant occur, the vesting period for certain employees is accelerated. VimpelCom recognizes compensation cost separately for each vesting tranche for awards subject to the graded vesting. The total fair value of shares vested during the year ended and as of December 31, 2007, was of US$60,148. The number of shares converted for the 177,436 options exercised during 2007 was 100,113 and share-based liabilities paid to employees was of US$51,471.

The manner of exercise of stock options required variable accounting for stock-based compensation under FAS No. 123R. The amount of compensation expense in respect of the Plan included in the accompanying consolidated statements of operations was US$171,242, US$44,317 and US$6,037 in the years ended December 31, 2007, 2006 and 2005, respectively. As of the balance-sheet date presented, the total compensation cost related to non-vested awards not yet recognized is US$74,978 and the weighted-average period over which it is expected to be recognized is 1.7 years.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

The fair value of the options has been estimated using a Black Scholes option pricing model that uses the following significant assumptions. Expected term of the options was determined under the simplified method. Expected volatility of VimpelCom’s shares was estimated based on the historical volatility of the shares on the New York Stock Exchange over the period equal to the expected life of the option granted and other factors. The dividend yield was included into the model based on estimated projections. The risk free rate was determined using the rate on Russian Government Bonds, having a remaining term to maturity equal to the expected life of the options, approximated where applicable. Forfeiture rate was determined as an average for the past two years for all grants.

The following table illustrates the major assumptions of the Black Scholes model for each of the following groups of options as of December 31, 2007:

	Options granted in 2005	First options granted in 2006	First options granted in 2007	Second options granted in 2007	Total
Expected volatility	50%	44%-46%	39%-42%	38%-40%
The weighted-average expected term (in years)	0.7	1.2	2.2	2.5	1.7
Expected dividend yield	1.5%	1.5%	1.5%	1.5%	1.5%
Risk free interest rate	5.4%	5.5%	5.7%-5.8%	5.8%-5.9%
Forfeiture rate	3.7%	3.7%	3.7%	3.7%	3.7%

As of December 31, 2007, the liability related to the share-based compensation arrangements granted under the Plan amounted to US$159,408, including the current portion of US$143,563 related to the fully vested or to be vested options within next 12 months.

In addition to the Plan, members of the Board who are not employees participate in a “phantom” stock plan, pursuant to which they each receive up to a maximum of 90,000 phantom shares per year. The number of phantom shares to be granted to each director is set by the Board. The phantom shares may be redeemed for cash on the date the director ceases to be a director; provided, however, that directors who are re-elected to the Board may redeem such phantom shares related to a previous period of his/her service as a director at any time from the date of his or her re-election to the date he or she is no longer a director. As of December 31, 2007, an aggregate of 115,500 phantom shares were outstanding under phantom stock plan, of which 3,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at prices per shares ranging from US$19.13 to US$417.56. As of December 31, 2007, the liability related to the phantoms amounted to US$4,969.

VimpelCom’s senior managers participate in a separate phantom stock plan, pursuant to which they receive phantom shares in an amount approved by the Compensation Committee of the Board. The Board determines the aggregate amount of phantom shares that may be granted to senior managers in each calendar year. In 2006 and 2007, the Board authorized the granting of 65,000 and 128,750 phantom shares, respectively, under the phantom stock plan. As of December 31, 2007, an aggregate of 128,750 phantom shares were outstanding, of which 13,000 are currently redeemable or will become redeemable within 60 days of the financial statement date at a price per share of US$899.60. As of December 31, 2007, the liability related to the phantom shares amounted to US$876.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

18.	Commitments, Contingencies and Uncertainties

The economies of Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia continue to display certain traits consistent with that of a market in transition. These characteristics have in the past included higher than normal historic inflation, lack of liquidity in the capital markets, and the existence of currency controls which cause the national currency to be illiquid outside of their territories. The continued success and stability of the economies of Russia, Kazakhstan, Ukraine, Tajikistan, Uzbekistan, Georgia and Armenia will be significantly impacted by their respective governments’ continued actions with regard to supervisory, legal and economic reforms.

In the ordinary course of business, VimpelCom may be party to various legal and tax proceedings, and subject to claims, certain of which relate to the developing markets and evolving fiscal and regulatory environments in which VimpelCom operates. In the opinion of management, VimpelCom’s liability, if any, in all pending litigation, other legal proceeding or other matters, other than what is discussed in this Note, will not have a material effect upon the financial condition, results of operations or liquidity of VimpelCom.

VimpelCom’s operations and financial position will continue to be affected by political developments in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia, including the application of existing and future legislation and tax regulations. These developments could have a significant impact on VimpelCom’s ability to continue operations. VimpelCom does not believe that these contingencies, as related to its operations, are any more significant than those of similar enterprises in Russia, Kazakhstan, Tajikistan, Ukraine, Uzbekistan, Georgia and Armenia.

Future acquisitions

On September 12, 2007, VimpelCom signed a Principal Agreement with the Ministry of Public Security of Vietnam and The Millennium Global Solutions Group, Inc., a U.S. company, to establish a mobile telecommunications joint venture in Vietnam under the name of GTel-Mobile. The establishment of the joint venture and the terms remain subject to negotiation and execution of final joint venture documents (which could differ from the terms contemplated in the Principal Agreement), receipt of regulatory approvals (including licenses and frequencies) and corporate approvals of the parties.

Telecom licenses capital commitments

VimpelCom’s ability to generate revenues in Russia is dependent upon the operation of the wireless telecommunications networks authorized under its various licenses. VimpelCom’s GSM license to operate in the Moscow license area expires in April 2008. Various regional GSM-900/1800 licenses expire between April 2008 and September 2012. In November 2007 VimpelCom filed an application for the re-issuance of all licenses that expire in April 2008, that cover Moscow and the Moscow region, Central region, Volga region, Caucasus region, and the Siberia region, and in December received confirmation from state authorities that these licenses will be successfully re-issued. Regarding other licenses, VimpelCom intends to file applications for re-issuance of all licenses and related frequencies and permissions in a timely manner.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

In April 2007 VimpelCom was awarded a license for the provision of “3G” mobile radiotelephony communications services for the entire territory of the Russian Federation. The 3G license was granted subject to certain capital commitments. The three major conditions are that VimpelCom will have to build a certain number of base stations that support 3G standards and will have to start services provision by certain dates in each subject area of the Russian Federation, and also will have to build a certain number of base stations by the end of the third, fourth and fifth years from the date of granting of the license.

KaR-Tel owns a GSM-900 license to operate over the entire territory of Kazakhstan. The license expires in August 2013. The license was given to KaR-Tel subject to its ability to meet the following requirements by August 2003: develop the telecommunication network that covers all major highways on the territory of Kazakhstan, roads on the territory of resorts and cities with populations of more than 10,000 people. As of December 31, 2007 Kar-Tel had built its telecommunication network to cover approximately 97% of the major highways in different regions of Kazakhstan.

ArmenTel owns a GSM-900/1800, IMT-2000/UMTS and fixed line license that covers the entire territory of Armenia. The license expires in March 2013. The license contains certain conditions which should have been fulfilled by ArmenTel by December 31, 2006. Significant parts of these requirements have been already met within the schedule; the remainder of the requirements are to be met within the period up to December 31, 2008.

Taxation

The taxation systems in Russia, Kazakhstan, Tajikistan Ukraine, Uzbekistan, Georgia and Armenia are evolving as their respective national governments transform their national economies from a command to market oriented economies. In the Russian Federation, VimpelCom’s predominant market, there were many tax laws and related regulations introduced in 2006 and 2007 and previous periods which were not always clearly written, and their interpretation is subject to the opinions of the local tax inspectors and officials of the Ministry of Finance. Instances of inconsistent opinions between local, regional and federal tax authorities and Ministry of Finance are not unusual. Management believes that it has paid or accrued all taxes that are applicable. Where uncertainty exists, VimpelCom has accrued tax liabilities based on management’s best estimate.

On July 6, 2006, VimpelCom received the Russian tax inspectorate’s final decision with respect to the audit of VimpelCom’s 2003-2004 Russian tax filings. The decision states that VimpelCom owes an additional 1,804 million Russian roubles in taxes (including 349 million Russian roubles in fines and penalties), which is approximately US$73,494 (including approximately US$14,218 in fines and penalties) at the exchange rate as of December 31, 2007.

VimpelCom challenged the tax inspectorate’s final decision and as of December 31, 2007, VimpelCom received positive court rulings that invalidated a portion of the tax inspectorate’s final decision for the total amount of 733 million Russian roubles in income tax and other taxes (including 195 million Russian roubles in fines and penalties), which is approximately US$29,862 (including approximately US$7,944 in fines and penalties) at the exchange rate as of December 31, 2007.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

VimpelCom lost the portion of its claim related to the write off of doubtful debts for the total amount of 192 million Russian roubles in income tax (including 27 million Russian roubles in fines and penalties), which is approximately US$7,822 (including approximately US$1,100 in fines and penalties) at the exchange rate as of December 31, 2007. The Company fully reserved this amount in 2006.

VimpelCom continues to challenge all other issues of the tax inspectorate’s decision in court.

Following the provisions of FIN 48 (Note 12) VimpelCom has unrecognized tax benefits related to the tax inspectorate’s claim of US$19,362 recorded in the accompanying financial statements that may be reversed depending on the outcome of the remaining litigation relating to the tax inspectorate’s decision.

KaR-Tel

On January 10, 2005, KaR-Tel received an “order to pay” issued by the Savings Deposit Insurance Fund (the “Fund”), a Turkish state agency, in the amount of approximately US$5.5 billion (stated as approximately Turkish Lira 7.55 quadrillion and issued prior to the introduction of the New Turkish Lira, which became effective as of January 1, 2005). The order to pay, dated as of October 7, 2004, was delivered to KaR-Tel by the Bostandykski Regional Court of Almaty. VimpelCom believes that the order to pay is without merit, in part due to the fact that the former shareholders have not owned any interest in KaR-Tel since November 2003, when their interests were redeemed in accordance with a decision of the Review Panel of the Supreme Court of Kazakhstan, and that any attempted enforcement of the order to pay in relevant jurisdictions outside of Turkey is subject to procedural and substantive hurdles.

However, there can be no assurance that KaR-Tel will prevail in its petition for the cancellation of the order to pay (either on substantive or procedural grounds), that claims targeting VimpelCom’s ownership of KaR-Tel will not be brought by the Fund directly against VimpelCom or its other subsidiaries or that KaR-Tel and/or VimpelCom or its other subsidiaries will not be required to pay amounts claimed to be owed in connection with the order or on the basis of other claims made by the Fund.

The adverse resolution of this matter, and any other matters that may arise in connection therewith, could have an adverse effect on VimpelCom’s business, financial condition and results of operations. The “order to pay” amount is not reflected as a liability in KaR-Tel’s balance sheet as of the date of acquisition, and management is unable to estimate the effect that any ultimate resolution of these matters might have on its consolidated financial statements.

19.	Subsequent Events

On December 21, 2007, subsidiaries of VimpelCom and Golden Telecom, a leading facilities-based provider of integrated telecommunications and Internet services in the Russian Federation, signed a definitive merger agreement. Pursuant to the merger agreement, Lillian Acquisition (“Lillian”), an indirect wholly owned subsidiary of VimpelCom, commenced a tender on January 18, 2008, to acquire 100% of the outstanding shares of Golden Telecom’s

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

common stock at a price of $105 per share in cash, implying a total equity value of approximately US$4,344,000. The accompanying financial statements include US$200,170 of cash deposited in escrow in accordance with the acquisition agreement. The tender offer was successfully completed on February 15, 2008, with 36,533,255 shares of Golden Telecom common stock (including shares delivered through notices of guaranteed delivery), representing approximately 90.5% of the outstanding shares of Golden Telecom’s common stock tendered and not withdrawn. On February 18, 2008, commenced a subsequent offer for all remaining shares of Golden Telecom common stock. The subsequent offer was successfully completed on February 26, 2008, with 38,093,677 shares of Golden Telecom common stock tendered during the initial and subsequent offering periods. These shares represented approximately 94.4% of the outstanding shares of Golden Telecom’s common stock, an amount sufficient to permit the completion of a “short-form” merger under applicable Delaware law, without a vote of the stockholders of Golden Telecom. As a result, VimpelCom Finance B.V., a direct wholly-owned subsidiary of VimpelCom, and Lillian on February 28, 2008, consummated a “short-form” merger, in which Lillian was merged with and into Golden Telecom and all remaining stockholders of Golden Telecom who did not tender their shares in the tender offer (other than those, if any, properly perfecting dissenters’ rights) received the right to receive $105.00 per share in cash. Upon completion of the merger Golden Telecom became an indirect wholly-owned subsidiary of VimpelCom.

On February 8, 2008 VimpelCom entered into a new loan agreement for an aggregate principal amount of US$3,500,000. ABN AMRO Bank, Barclays Capital, BNP Paribas, CALYON, HSBC Bank, ING Bank, UBS Limited have jointly committed to provide a US$1,500,000 bridge term loan facility (“Facility A”) and a US$2,000,000 term loan facility (“Facility B”) to partially finance the acquisition of Golden Telecom by the subsidiaries of the Company. Facility A is required to be refinanced within 12 months by an issuance of bonds or other form of financing, subject to market conditions. Facility B is required to be repaid in equal semi-annual installments starting from the date falling 12 months after the signing date. Facility A bears interest at LIBOR plus margin 0.75% per annum for first 6 month; 1% for the period from 7 to 9 months; and 1.25% thereafter. Facility B bears interest at LIBOR plus margin 1.5% per annum. On 19, February 2008, VimpelCom drew down US$3,500,000 under the loan agreement.

On 13 February 2008 VimpelCom advanced to Crowell, under a loan agreement of February 11, 2008, (the “Loan Agreement”), a loan in the principal amount of US$350,000 for a term of 18 months and at the interest rate of 10%. The loan is secured by 25% of the shares of Limnotex Developments Ltd., the parent company of KaR-Tel. The loan agreement was entered into after Crowell acquired the entire issued share capital of Menacrest Limited (“Menacrest”), which is the parent company of LLC Sky Mobile (“Sky Mobile”), a mobile operator in Kyrgyzstan. Crowell granted the Company two call options over the entire issued share capital of Menacrest.

Since November 2006, the Chief Executive Officer and directors of the Company have received several letters from OJSC Mobile TeleSystems (“MTS”) and its representatives claiming that Sky Mobile’s Kyrgyz telecom business and its assets were misappropriated from Bitel, an MTS affiliate, and demanding that the Company not purchase Sky Mobile, directly or indirectly, or participate or assist in the sale of Sky Mobile to any other entities. These letters have suggested that MTS will take any and all legal action necessary against the Company in order to protect MTS’s interest in Bitel and Bitel’s assets. As of the date hereof, management is not aware of any pending legal action against the Company in connection with this matter. The Company believes that the foregoing transactions are valid and will defend vigorously any action or proceeding asserting any wrongdoing or liability in connection therewith.

Open Joint Stock Company “Vimpel-Communications”

Notes to Consolidated Financial Statements (continued)

On February 14, 2008, VimpelCom signed a five year credit line with Sberbank in the amount of US$750,000 in rouble equivalent. VimpelCom has the right to draw down the entire amount before August 13, 2008. The credit line bears annual interest at a rate of 9.5%. On February, 29, the Company drew down $200,000 ruble equivalent.